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TABLE OF CONTENT
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Filed pursuant to Rule 424(b)(4)
Registration No. 333-239812

95,000,000 American Depositary Shares

Li Auto Inc.

Representing 190,000,000 Class A Ordinary Shares

        This is an initial public offering of 95,000,000 American depositary shares, or ADSs, by Li Auto Inc. Each ADS represents two of our Class A ordinary shares, par value US$0.0001 per share.

        Prior to this offering, there has been no public market for the ADSs or our Class A ordinary shares. Our ADSs have been approved for listing on the Nasdaq Global Select Market under the symbol "LI."

        We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. Upon the completion of this offering and the concurrent private placements, we will be a "controlled company" as defined under the Nasdaq Stock Market Rules. Mr. Xiang Li, our founder, chairman, and chief executive officer, will hold more than 50% of our aggregate voting power immediately upon the completion of this offering and the concurrent private placements. See "Principal Shareholders."

        Following the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr. Xiang Li will beneficially own all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares will constitute approximately 21.3% of our total issued and outstanding ordinary shares and 73.0% of the aggregate voting power of our total issued and outstanding ordinary shares immediately after the completion of this offering and the concurrent private placements, assuming that the underwriters do not exercise their option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is entitled to ten votes, subject to certain conditions, and is convertible into one Class A ordinary share at any time by the holder thereof.

        Concurrently with, and subject to, the completion of this offering, certain existing shareholders have agreed to purchase US$380.0 million in Class A ordinary shares from us, including (i) US$300.0 million by Inspired Elite Investments Limited, an affiliate of Meituan Dianping, (ii) US$30.0 million by Bytedance (HK) Limited, an affiliate of Bytedance Ltd., (iii) US$30.0 million by Zijin Global Inc., an affiliate of Mr. Xing Wang, our director, and (iv) US$20.0 million by Kevin Sunny Holding Limited. The concurrent private placements are each at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-Class A ordinary share ratio. Our proposed issuance and sale of Class A ordinary shares to each investor is being made through private placement pursuant to an exemption from registration with the U.S. Securities and Exchange Commission, or the SEC, under Regulation S of the U.S. Securities Act of 1933, as amended, or the Securities Act. Each of the private placement investors has agreed not to, directly or indirectly, sell, transfer, or dispose of any Class A ordinary shares for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Investing in our ADSs involves risks. See "Risk Factors" beginning on page 16.

PRICE US$11.50 PER ADS

	Per ADS		Total

Initial public offering price	US$	11.50	US$	1,092,500,000

Underwriting discounts and commissions	US$	0.46	US$	43,700,000

Proceeds, before expenses, to us	US$	11.04	US$	1,048,800,000

        We have granted the underwriters an option to purchase up to an additional 14,250,000 ADSs.

        Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the ADSs against payment in U.S. dollars on or about August 3, 2020.

(in alphabetical order)
Goldman Sachs (Asia) L.L.C.	Morgan Stanley	UBS Investment Bank	CICC
Tiger Brokers			Snowball

Prospectus dated July 29, 2020.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any free writing prospectus outside of the United States.

        Until August 23, 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

 PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors," before deciding whether to invest in our ADSs. This prospectus contains information from an industry report commissioned by us and prepared by China Insights Consultancy, or CIC, an independent research firm, to provide information regarding our industry. We refer to this report as the CIC Report.

Overview

        We are an innovator in China's new energy vehicle market. We design, develop, manufacture, and sell premium smart electric SUVs. Through our product, technology, and business model innovation, we provide families with safe, convenient, and cost-effective mobility solutions. We are the first to successfully commercialize extended-range electric vehicles, or EREVs, in China. Our first model, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and cutting-edge smart vehicle solutions. We started the volume production of Li ONE in November 2019 and delivered over 10,400 Li ONEs as of June 30, 2020.

        We are dedicated to serving the mobility needs of families in China. To this end, we strategically focus on the SUV segment within a price range of RMB150,000 (approximately US$21,000) to RMB500,000 (approximately US$70,000). With their growing consumption power, families in China tend to choose SUVs for daily commutes and weekend family trips. As one of the most competitive SUV models in China, Li ONE is well positioned to capture the huge growth opportunity of this segment. We believe that Li ONE offers our customers unparalleled value for money with the performance, functionality, and cabin-space of a large premium SUV but pricing close to a compact premium SUV.

        We leverage technology to create value for our customers. We concentrate our in-house development efforts on our proprietary range extension system and smart vehicle solutions. Our proprietary range extension system enables customers to enjoy all the benefits of an electric vehicle while freeing them from range anxiety typically associated with battery electric vehicles, or BEVs. We believe that our range extension solution will contribute to wider and earlier adoption of electric vehicles in China. Our range extension solution also enables us to significantly reduce our bill of materials cost, or BOM cost, which results in more competitive pricing of Li ONE when compared to BEVs and ICE vehicles in a similar class. In addition, we have developed our signature four-display interactive system, full-coverage in-car voice control system, and advanced driver-assistance system, or ADAS, delivering safe and enjoyable driving and riding experiences to our customers. Furthermore, our utilization of firmware over-the-air upgrades, or FOTA upgrades, enables us to provide additional functionalities and improve vehicle performance continuously throughout the entire vehicle lifecycle.

        We have digitalized our customer interactions and established our own direct sales and servicing network to continuously improve operational efficiency. With our integrated online and offline platform, we can achieve higher efficiency in sales and marketing than automakers that rely on third-party dealerships to reach customers. In particular, we have developed a data-driven, closed-loop digital platform to manage all customer interactions from sales leads to customer reviews, which enables us to significantly reduce customer acquisition costs.

        Quality is essential to our business. We manufacture in-house and collaborate with industry-leading suppliers to ensure the high quality of our vehicles. We have built our own state-of-the-art manufacturing base in Changzhou, Jiangsu Province, China, which allows our engineering and manufacturing teams to seamlessly collaborate with each other and streamline the feedback loop for rapid product enhancements and quality improvements. We have also implemented strict quality control protocols and measurements for selecting and managing our suppliers.

        We plan to launch a full-size premium electric SUV in 2022, which will be equipped with our next-generation EREV powertrain system. In the future, to target a broader consumer base, we will expand our product lineup by developing new vehicles including mid-size and compact SUV models.

Challenges Facing China's NEV Market

        China is both the largest passenger vehicle market and the largest NEV market in the world as measured by sales volume. China's NEV market is currently skewed towards BEVs, as 81.3% of the NEVs sold in China in 2019 were BEVs, according to the CIC Report. We believe that smart electric vehicles represent the future of the automotive industry. However, the development of NEVs in China is currently facing two fundamental challenges as follows.

Inadequate Charging Infrastructure

        Charging infrastructure is currently a bottleneck of China's NEV market. The inconvenience of, and lengthy time needed for, BEVs' charging solutions cause range anxiety, which limits use cases and impedes the wider acceptance of BEVs in China.

        China faces a problem of inadequate private and public fast charging infrastructure. The development of private charging infrastructure is affected by factors such as limited residential parking space in cities with high population density, low percentages of residential parking space suitable for installing home charging stalls, and power grid capacity limits in aged residential areas. As of December 31, 2019, fewer than 25% of families in first-tier cities in China had parking space suitable for installing home charging stalls, compared with over 70% of families in the United States, according to the CIC Report. As a result, a substantial number of BEV owners in China have to rely on public charging infrastructure. As of December 31, 2019, the ratio of NEV parc to public fast charging stalls was 17.7 to 1, according to the CIC Report. This demonstrates the insufficient number of public fast charging stalls in China to support the growth of BEVs.

Exceedingly Higher Costs Compared to ICE Vehicles

        The current costs of manufacturing NEVs, especially BEVs, far exceed those of comparable ICE vehicles. While government subsidies and other favorable incentives used to enable automakers to price NEVs competitively, the phase-out of subsidies makes it difficult for automakers to price NEVs at levels that are attractive for consumers while still generating appropriate profit for themselves.

        The higher costs of NEVs to automakers are primarily attributable to the current level of battery technology. Lithium-ion batteries, which are widely used in BEVs, are costly and were priced at approximately US$166 per kilowatt-hour in 2019, according to the CIC Report. The incremental cost of battery, electric motor, and electric controller replacing the ICE powertrain could contribute to an extra 30% to 35% of BOM cost for a large battery electric SUV, compared with a large ICE SUV. In addition, BEVs generally use a higher percentage of lightweight materials such as aluminum for the vehicle body and suspension system in order to balance the heavy weight and accommodate the large size of battery packs.

Our Solution

        To address the challenges facing China's NEV market, we have developed our proprietary EREV technology and applied it to our first model, Li ONE.

        An EREV is purely electric-driven by its electric motors, but its energy source and power come from both its battery pack and range extension system. A range extension system generates electricity with a dedicated ICE designed with high fuel consumption efficiency, an electric generator, and a speed reducer to connect them. Our Li ONE electric propulsion system consists of a 140-kilowatt rear-drive electric motor, a 100-kilowatt front-drive electric motor, and a 40.5-kilowatt-hour battery pack, which supports an electrically powered NEDC range of 180 kilometers. Li ONE's range extension system consists of a 1.2-liter turbo-charged engine configured and fine-tuned for EREV purposes, a 100-kilowatt electric generator, and a 45-liter fuel tank. With its integrated powertrain system, Li ONE delivers a total New European Driving Cycle, or NEDC, range of 800 kilometers, acceleration from zero to 100 kilometers per hour in 6.5 seconds, and energy efficiency of 6.8 liters per 100 kilometers or 20.2 kilowatt-hours per 100 kilometers, depending on its driving mode.

Note:

(1)
For illustrative purposes, A-class refers to SUVs of comparable lengths and configurations to the Mercedes-Benz GLA, BMW X1, and Audi Q3; B-class refers to SUVs of comparable lengths and configurations to the Mercedes-Benz GLC, BMW X3, and Audi Q5L; C-class refers to SUVs of comparable lengths and configurations to the Mercedes-Benz GLE, BMW X5, and Audi Q7.

        Li ONE's energy can be replenished by slow charging, fast charging, and refueling. Li ONE can operate even when customers have no access to charging infrastructure, thereby completely eliminating range anxiety. To offer the same driving range as BEVs of a similar class, Li ONE requires much less battery capacity. A smaller battery pack not only is less costly, but also contributes to a more cost-efficient body structure design, which results in less usage of costly aluminum parts for the vehicle body and suspension system. As a result, the BOM cost of Li ONE is close to that of an ICE vehicle and is much lower than that of a BEV of a similar class.

        Benefiting from its all-electric-driven propulsion, Li ONE offers a similarly high quality driving experience to that of BEVs, such as smooth acceleration, and superior noise, vibration, and harshness performance, or NVH performance. The overall energy consumption level of Li ONE is much lower than that of ICE vehicles in a similar class, as a result of its high energy efficiency range extension system. Our Li ONE customers enjoy lower total running costs compared with ICE vehicle owners, including lower aftermarket service costs and energy consumption costs. In addition, our Li ONE customers can also benefit from vehicle-related tax exemptions in China and local government policies in favor of NEVs in certain cities in China, such as no quota limitations for vehicle license plate application and exemption from traffic restrictions.

        With all of the foregoing, we believe that our EREV technology will help accelerate the adoption of electric vehicles in China and contribute to China's national initiatives to build a low-carbon-emission society. For consumers, we believe that Li ONE has a competitive advantage over not only BEVs but also ICE vehicles in terms of performance, economy, and user experiences.

Our Strengths

        We believe that the following strengths contribute to our success and differentiate us from our competitors:

  •
  highly competitive product and pricing to capture the fast-growing large SUV market opportunity;

  •
  successfully commercialized proprietary EREV technology;

  •
  smart vehicle solutions delivering superior user experiences;

  •
  high efficiency in sales and marketing;

  •
  effective quality control capabilities; and

  •
  combination of expertise from automotive, smart device, and internet industries.

Our Strategies

        We aim to become a leading player in China's NEV market. We provide families with safe, convenient, and cost-effective mobility solutions through our product, technology, and business model innovation. We aspire to create a sustainable path for everyone to embrace vehicle electrification. We intend to pursue the following strategies to achieve our mission:

  •
  focus on the SUV segment and successfully launch future models;

  •
  continue to innovate in electrification, vehicle intelligence, and autonomous driving;

  •
  further expand sales network and optimize efficiency; and

  •
  continue to pursue operational excellence and cost improvement.

Our Challenges

        The successful execution of our growth strategies is subject to risks and uncertainties related to our businesses, including those relating to:

  •
  our limited operating history and significant challenges as a new entrant into our industry;

  •
  risks associated with EREVs;

  •
  our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers;

  •
  our ability to generate positive cash flow and profits;

  •
  product defects or any other failure of our vehicles to perform as expected;

  •
  our ability to compete successfully in the highly competitive China automotive market, especially its premium SUV segment;

  •
  our ability to build our brand and withstand negative publicity;

  •
  cancellation of orders for Li ONE or any future vehicles;

  •
  our current dependence on a single model of vehicle;

  •
  consumer demand for NEVs, and EREVs in particular;

  •
  consumer demand for passenger vehicles; and

  •
  changes in government incentives or subsidies or other favorable government policies.

Recent Developments

        The following sets forth a summary of our selected unaudited financial data for the three months ended June 30, 2020, which is not a comprehensive statement of our financial results for the three months ended June 30, 2020.

  •
  Revenues.  Our revenues for the three months ended June 30, 2020 reached RMB1.9 billion (US$275.0 million), including vehicle sales of RMB1.9 billion (US$271.0 million), representing an increase by 128.6% from our revenues of RMB851.7 million for the three months ended March 31, 2020, including vehicle sales of RMB841.1 million. Our vehicle deliveries for the three months ended June 30, 2020 increased by 128.0% to reach 6,604 from 2,896 for the three months ended March 31, 2020 and the average selling price of our vehicles remained consistent during these two periods. In addition, we have been expanding our sales and servicing networks. As of June 30, 2020, we had over 700 sales and service personnel deployed across 21 retail stores, 18 delivery centers, and 17 servicing centers nationwide.

  •
  Gross profit margin.  Our gross profit margin increased from 8.0% for the three months ended March 31, 2020 to 13.3% for the three months ended June 30, 2020, due to economy of scale with our production volume ramp-up.

  •
  Operating expenses.  Our total operating expenses increased by 44.1% from RMB302.5 million for the three months ended March 31, 2020 to RMB436.0 million (US$61.6 million) for the three months ended June 30, 2020, primarily attributable to the expansion of our retail, delivery, and servicing center network and increased marketing and promotional activities.

  •
  Net loss.  We recorded a net loss of RMB75.2 million (US$10.6 million) for the three months ended June 30, 2020 (including a fair value gain on warrant and derivative liabilities of RMB84.0 million (US$11.9 million)), compared with a net loss of RMB77.1 million for the three months ended March 31, 2020 (including a fair value gain on warrant and derivative liabilities of RMB176.3 million).

  •
  Operating cash flow.  We generated positive operating cash flow of RMB451.7 million (US$63.8 million) for the three months ended June 30, 2020, compared with operating cash outflow of RMB63.0 million for the three months ended March 31, 2020.

  •
  Cash position.  We had RMB3.7 billion (US$521.2 million) in cash and cash equivalents, restricted cash, time deposits and short-term investments as of June 30, 2020, compared with RMB3.4 billion as of March 31, 2020.

        The selected unaudited financial data included herein has been prepared by, and is the responsibility of, Li Auto's management. Our selected unaudited financial data for the three months ended June 30, 2020 may not be indicative of our financial results for future interim periods or for the full year ended December 31, 2020. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations and for recent quarterly operating results.

        On July 1, 2020, we closed our Series D preferred shares financing and issued and sold certain Series D preferred shares for a total purchase price of US$550,000,000. See "Description of Share Capital—History of Securities Issuances."

Corporate History and Structure

        Li Auto Inc. is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and our VIEs in China.

        We established Beijing CHJ Information Technology Co., Ltd., or Beijing CHJ, and commenced our operations in April 2015.

        In April 2017, we incorporated CHJ Technologies Inc. under the laws of the Cayman Islands as our offshore holding company to facilitate offshore financing, which later changed its name to Leading Ideal Inc. in April 2019 and further to Li Auto Inc. in July 2020.

        In May 2017, Li Auto Inc. established Leading Ideal HK Limited, formerly known as CHJ Technologies (Hong Kong) Limited, as its intermediary holding company. In December 2017, Leading Ideal HK Limited established a wholly-owned PRC subsidiary, Beijing Co Wheels Technology Co., Ltd., or Wheels Technology, to engage in the research and development of smart connectivity functions and ADAS as well as general administration of the group. Leading Ideal HK Limited later established wholly-owned PRC subsidiaries to serve various functions, including Leading (Xiamen) Private Equity Investment Co., Ltd. and Beijing Leading Automobile Sales Co., Ltd.

        In December 2018, we acquired Chongqing Lifan Automobile Co., Ltd., and later changed its name to Chongqing Zhizao Automobile Co., Ltd.

        In July 2019, Li Auto Inc. gained control over Beijing CHJ, one of our VIEs, through Wheels Technology by entering into a series of contractual arrangements with Beijing CHJ and its shareholders. The contractual arrangements with Beijing CHJ were subsequently amended and restated primarily to reflect changes in the shareholding in Beijing CHJ, most recently in May 2020. Wheels Technology also entered into a series of contractual arrangements with the other one of our VIEs, Beijing Xindian Transport Information Technology Co., Ltd., or Xindian Information, and its shareholders in April 2019. We primarily conduct our business in China through our VIEs based on these contractual arrangements, but the shareholders of our VIEs may have interests that conflict with us.

        In October 2019, Beijing CHJ established Chongqing Lixiang Automobile Co., Ltd.

        In December 2019, we disposed of all of our equity interests in Chongqing Zhizao Automobile Co., Ltd.

        The following diagram illustrates our corporate structure, including our principal subsidiaries and our VIEs, as of the date of this prospectus:

  Note:

(1)
Includes direct ownership of 33.3% equity interest and indirect ownership of 66.7% equity interest through an intermediate holding company.

Implication of Being an Emerging Growth Company

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to "opt out" of such exemptions afforded to an emerging growth company.

        We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Controlled Company

        Upon the completion of this offering and the concurrent private placements, Mr. Xiang Li, our founder, chairman, and chief executive officer, will beneficially own 21.3% of our total issued and outstanding ordinary shares, representing 73.0% of our total voting power, assuming that the underwriters do not exercise their option to purchase additional ADSs, or 20.9% of our total issued and outstanding ordinary shares, representing 72.6% of our total voting power, assuming that the option to purchase additional ADSs is exercised in full. As a result, we will be a "controlled company" as defined under the Nasdaq Stock Market Rules because Mr. Li will hold more than 50% of the voting power for the election of directors. As a "controlled company," we are permitted to elect not to comply with certain corporate governance requirements.

Implications of Being a Foreign Private Issuer

        We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Global Select Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Global Select Market corporate governance listing standards. Following this offering, we will rely on home country practice to be exempted from the corporate governance requirement that we have a minimum of three members in our audit committee.

Corporate Information

        Our principal executive offices are located at 8th Floor, Block D, Building 8, 4th District of Wangjing East Garden, Chaoyang District, Beijing 100102, People's Republic of China. Our telephone number at this address is +86 (10) 8742-7209. Our registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

        Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.lixiang.com. The information contained on our website is not a part of this prospectus.

Conventions That Apply to This Prospectus

        Unless we indicate otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs to purchase up to 14,250,000 additional ADSs representing 28,500,000 Class A ordinary shares from us.

        Except where the context otherwise requires, and for purposes of this prospectus only:

  •
  "ADAS" refers to advanced driver-assistance systems;

  •
  "ADRs" refers to the American depositary receipts that evidence the ADSs;

  •
  "ADSs" refers to the American depositary shares, each of which represents two Class A ordinary shares;

  •
  "BOM" refers to bill of materials;

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for the purpose of this prospectus only, Hong Kong, Macau, and Taiwan;

  •
  "Class A ordinary shares" refers to our Class A ordinary shares with a par value of US$0.0001 per share;

  •
  "Class B ordinary shares" refers to our Class B ordinary shares with a par value of US$0.0001 per share;

  •
  "ICE" refers to internal combustion engine;

  •
  "Li Auto," "we," "us," "our company," or "our" refers to Li Auto Inc., a Cayman Islands exempted company, and its subsidiaries and its VIEs and their respective subsidiaries, as the context requires;

  •
  "MPVs" refers to multi-purpose vehicles;

  •
  "MSRP" refers to manufacturer suggested retail price;

  •
  "NEDC" refers to New European Driving Cycle;

  •
  "NEVs" refers to new energy passenger vehicles, primarily including (i) "BEVs," which refers to battery electric passenger vehicles, (ii) "EREVs," which refers to extended-range electric passenger vehicles, and (iii) "PHEVs," which refers to plug-in hybrid electric passenger vehicles;

  •
  "ordinary shares" or "shares" refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;

  •
  "Renminbi" or "RMB" refers to the legal currency of China;

  •
  "SUVs" refers to sport utility vehicles;

  •
  "US$" or "U.S. dollars" refers to the legal currency of the United States; and

  •
  "VIEs" refers to variable interest entities, and "our VIEs" refers to Beijing CHJ and Xindian Information.

        Our reporting currency is Renminbi. This prospectus contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.0808 to US$1.00, the noon buying rate in effect as of March 31, 2020, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On July 24, 2020, the noon buying rate for Renminbi was RMB7.0168 to US$1.00.

 THE OFFERING

Offering Price	US$11.50 per ADS.
ADSs Offered by Us	95,000,000 ADSs (or 109,250,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full).
ADSs Outstanding Immediately After this Offering	95,000,000 ADSs (or 109,250,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Concurrent Private Placements

Concurrently with, and subject to, the completion of this offering, certain existing shareholders have agreed to purchase US$380.0 million in Class A ordinary shares from us, including (i) US$300.0 million by Inspired Elite Investments Limited, an affiliate of Meituan Dianping, (ii) US$30.0 million by Bytedance (HK) Limited, an affiliate of Bytedance Ltd., (iii) US$30.0 million by Zijin Global Inc., an affiliate of Mr. Xing Wang, our director, and (iv) US$20.0 million by Kevin Sunny Holding Limited. The concurrent private placements are each at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-Class A ordinary share ratio. Based on the initial public offering price of US$11.50 per ADS, we will issue and sell a total of 66,086,955 Class A ordinary shares in the concurrent private placements. Our proposed issuance and sale of Class A ordinary shares to each investor is being made through private placement pursuant to an exemption from registration with the SEC under Regulation S of the Securities Act. Under the share subscription agreements executed on July 22, 2020, the completion of this offering is the only substantive closing condition precedent for the concurrent private placements and if this offering is completed, such private placements will be completed concurrently. Each of the private placement investors has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Ordinary Shares Issued and Outstanding Immediately After this Offering

1,672,688,310 ordinary shares, comprised of 1,316,876,230 Class A ordinary shares and 355,812,080 Class B ordinary shares (or 1,701,188,310 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full), including 66,086,955 Class A ordinary shares that we will issue and sell in the concurrent private placements, calculated based on the initial offering price of US$11.50 per ADS.

The ADSs	Each ADS represents two Class A ordinary shares, par value US$0.0001 per share.

The depositary will hold the underlying Class A ordinary shares represented by your ADSs. You will have rights as provided in the deposit agreement between us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay any cash dividends on our Class A ordinary shares in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any such exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to Purchase Additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to 14,250,000 additional ADSs.

Use of Proceeds

We expect that we will receive net proceeds of approximately US$1,041.2 million from this offering, or approximately US$1,198.6 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as well as net proceeds of US$380.0 million from the concurrent private placements.

We intend to use the net proceeds from this offering and the concurrent private placements for (i) capital expenditures including further development of manufacturing facilities, (ii) research and development of new products, and (iii) general corporate purposes and working capital. See "Use of Proceeds" for more information.

Lock-up

We, our directors and executive officers, and our current shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, Class A ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. In addition, we will not authorize or permit Deutsche Bank Trust Company Americas, as depositary, to accept any deposit of any Class A ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we expressly consent to such deposit or issuance and we have agreed not to provide such consent without the prior written consent of the representatives on behalf of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying Class A ordinary shares. See "Shares Eligible for Future Sales" and "Underwriting."

Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.
Listing

The ADSs have been approved for listing on the Nasdaq Global Select Market under the symbol "LI." Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and Settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on August 3, 2020.

Depositary	Deutsche Bank Trust Company Americas.

        The number of ordinary shares that will be outstanding immediately after this offering and the concurrent private placements:

  •
  is based on 1,416,601,355 ordinary shares (including 1,176,601,355 Class A ordinary shares and 240,000,000 Class B ordinary shares) outstanding as of the date of this prospectus, assuming the automatic conversion of all of our issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis;

  •
  includes 190,000,000 Class A ordinary shares in the form of ADSs that we will issue and sell in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs;

  •
  includes 66,086,955 Class A ordinary shares to be issued in the concurrent private placements;

  •
  excludes 56,979,000 Class A ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of US$0.1 per share; and

  •
  excludes 84,104,452 Class A ordinary shares reserved for future issuances under our 2019 share incentive plan and all Class A ordinary shares reserved for future issuances under our 2020 share incentive plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following summary consolidated statements of comprehensive loss data and summary consolidated cash flow data for the years ended December 31, 2018 and 2019 and summary consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of comprehensive loss data and summary consolidated cash flow data for the three months ended March 31, 2019 and 2020 and summary consolidated balance sheets data as of March 31, 2020 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and results of operations for the periods presented. You should read this "Summary Consolidated Financial Data" section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

        The following table presents our summary consolidated statements of comprehensive loss data for the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Consolidated Statements of Comprehensive Loss Data:
Revenues:
—Vehicle sales	—	280,967	39,680	—	841,058	118,780
—Other sales and services	—	3,400	480	—	10,617	1,499

Total revenues	—	284,367	40,160	—	851,675	120,279

Cost of sales:
—Vehicle sales	—	(279,555)	(39,481)	—	(769,996)	(108,744)
—Other sales and services	—	(4,907)	(693)	—	(13,391)	(1,891)

Total cost of sales	—	(284,462)	(40,174)	—	(783,387)	(110,635)

Gross (loss)/profit	—	(95)	(14)	—	68,288	9,644

Operating expenses:
—Research and development	(793,717)	(1,169,140)	(165,114)	(208,587)	(189,690)	(26,789)
—Selling, general and administrative	(337,200)	(689,379)	(97,359)	(113,376)	(112,761)	(15,925)

Total operating expenses	(1,130,917)	(1,858,519)	(262,473)	(321,963)	(302,451)	(42,714)

Loss from operations	(1,130,917)	(1,858,614)	(262,487)	(321,963)	(234,163)	(33,070)
Other (expense)/income	(34,379)	(559,260)	(78,983)	(30,889)	142,677	20,149

Loss before income tax expense	(1,165,296)	(2,417,874)	(341,470)	(352,852)	(91,486)	(12,921)

Net loss	(1,532,318)	(2,438,536)	(344,388)	(358,361)	(77,113)	(10,891)

Net loss attributable to ordinary shareholders of Li Auto Inc.	(1,849,638)	(3,281,607)	(463,452)	(480,739)	(233,732)	(33,010)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	255,000,000	255,000,000	255,000,000	255,000,000	255,000,000	255,000,000
Net loss per share attributable to ordinary shareholders
Basic and diluted	(7.25)	(12.87)	(1.82)	(1.88)	(0.91)	(0.13)
Net loss	(1,532,318)	(2,438,536)	(344,388)	(358,361)	(77,113)	(10,891)

Total other comprehensive income/(loss), net of tax	12,954	2,851	403	(5,220)	(5,088)	(719)

Total comprehensive loss, net of tax	(1,519,364)	(2,435,685)	(343,985)	(363,581)	(82,201)	(11,610)

Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.	(1,836,684)	(3,278,756)	(463,049)	(485,959)	(238,820)	(33,729)

        The following table presents our summary consolidated balance sheets data as of the dates indicated.

	As of December 31,
	2018	2019		As of March 31, 2020
	Actual	Actual		Actual		Pro Forma(1)		Pro Forma As Adjusted(2)
	RMB	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	70,192	1,296,215	183,061	1,054,352	148,903	1,054,352	148,903	15,012,292	2,120,141
Restricted cash	25,000	140,027	19,776	6,296	889	6,296	889	6,296	889
Time deposits and short-term investments	859,913	2,272,653	320,960	2,351,185	332,051	2,351,185	332,051	2,351,185	332,051
Total assets	5,780,940	9,513,422	1,343,550	9,351,533	1,320,689	9,351,533	1,320,689	23,309,473	3,291,927
Total liabilities	2,977,676	4,932,291	696,572	4,628,352	653,650	3,359,476	474,450	3,359,476	474,450
Total mezzanine equity	5,199,039	10,255,662	1,448,375	10,636,532	1,502,165	—	—	—	—
Total shareholders' (deficit)/ equity	(2,395,775)	(5,674,531)	(801,397)	(5,913,351)	(835,126)	5,992,057	846,239	19,949,997	2,817,477
Total liabilities, mezzanine equity and shareholders' (deficit)/equity	5,780,940	9,513,422	1,343,550	9,351,533	1,320,689	9,351,533	1,320,689	23,309,473	3,291,927

Notes:

(1)
The consolidated balance sheets data as of March 31, 2020 are presented on a pro forma basis to reflect the termination of warrants issued during our Series B-3 financing and Series C financing, automatic conversion of all of our issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis and the redesignation of all preferred and ordinary shares beneficially owned by Mr. Xiang Li into Class B ordinary shares on a one-for-one basis.
(2)
The consolidated balance sheets data as of March 31, 2020 are presented on a pro forma as adjusted basis to reflect the termination of warrants issued during our Series B-3 financing and Series C financing, issuance of Series D preferred shares, and automatic conversion of all of our issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis, the redesignation of all preferred and ordinary shares beneficially owned by Mr. Xiang Li into Class B ordinary shares on a one-for-one basis, and the sale of ordinary shares in the form of ADSs by us in this offering and the concurrent private placements at the initial public offering price of US$11.50 per ADS, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs.

        The following table presents our summary consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(1,346,805)	(1,793,710)	(253,323)	(393,324)	(63,007)	(8,899)
Net cash used in investing activities	(191,512)	(2,574,836)	(363,635)	(813,767)	(181,417)	(25,620)
Net cash provided by/(used in) financing activities	1,108,658	5,655,690	798,736	1,797,866	(135,977)	(19,204)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(426,360)	1,340,866	189,365	583,859	(375,741)	(53,065)
Cash, cash equivalents and restricted cash at the beginning of the year/period	521,883	95,523	13,493	95,523	1,436,389	202,857
Cash, cash equivalents and restricted cash at the end of the year/period	95,523	1,436,389	202,858	679,382	1,060,648	149,792

RISK FACTORS

        An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition, and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We have a limited operating history and face significant challenges as a new entrant into our industry.

        We were founded in 2015, started volume production of our first vehicle model, Li ONE, in November 2019, and delivered over 10,400 Li ONEs as of June 30, 2020. There is no historical basis for making judgments on the demand for our vehicles or our ability to develop, manufacture, and deliver vehicles, or our profitability in the future. It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. You should consider our business and prospects in light of the risks and challenges we face as a new entrant into our industry, including with respect to our ability to continuously advance our EV technologies, including EREV technologies, develop and manufacture safe, reliable, and quality vehicles that appeal to customers; delivery and servicing of a large volume of vehicles; turn profitable; build a well-recognized and respected brand cost-effectively; expand our vehicle lineup; navigate the evolving regulatory environment; improve and maintain our operational efficiency; manage supply chain effectively; and adapt to changing market conditions, including technological developments and changes in competitive landscape; and manage our growth effectively.

        While we currently focus on SUVs equiped with range extension systems, we cannot assure you that our product roadmap will remain solely focused on this vehicle type, and we may introduce new models in other categories or using other technologies that we have less experience in as we may adjust our strategies and plans from time to time to remain competitive as a new entrant into our industry.

        If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

We are subject to risks associated with EREVs.

        EREV technologies are advanced technologies with limited instances of successful commercialization. While we believe EREV technologies will be an effective solution to challenges facing China's NEV market, there is no assurance that they will be as effective as we expect and gain acceptance by the market. Moreover, our business and future operating results will depend on our ability to continue to develop our EREV technologies and improve the performance and efficiency in a cost-effective and timely manner. Our research and development efforts may not be sufficient to adapt to changes in the EREV technologies as well as developments in other EV technologies, including BEV technology, which may reduce the competitive advantages of EREV technology. As technologies evolve, we may plan to upgrade or adapt our vehicles and introduce new models with the latest technologies, including EREV technologies. This will require us to invest resources in research and development and to cooperate effectively on new designs with our suppliers, develop actionable insights from data analysis and customer feedback, and respond effectively to technological changes and policy and regulatory developments.

        As the first company to successfully commercialize EREVs in China, we have limited experience to date in volume production of EREVs. We cannot assure you that we will be able to maintain efficient and automated manufacturing capabilities and processes, or reliable sources of component supply that will enable us to meet the quality, price, design, engineering, and production standards, as well as the production volumes to satisfy the market demand for Li ONE and future models.

        We also believe that user confidence in EREVs is essential in promoting our vehicles. As a result, consumers will be less likely to purchase our EREVs if they are not convinced of the technical and functional superiority of EREVs. Any defects in or significant malfunctioning of the range extension system, or any negative perceptions of EREVs with or without any grounds, may weaken consumer confidence in EREVs, cause safety concerns among consumers and negatively impact our brand name, financial condition, and results of operations. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving.

        The sustainability of our business depends, in large part, on our ability to timely execute our plan to develop, manufacture, and deliver on a large scale automobiles of high quality and appeal to customers. The current annual production capacity of our own Changzhou manufacturing facility is 100,000 vehicles, which we plan to fully utilize and increase to 200,000 vehicles in 2022. Our Changzhou manufacturing facility will continue to produce Li ONE and, with additional investment in necessary tooling and fixture upgrades, our planned full-size premium extended-range electric SUV. To date we have limited automobile manufacturing experience to balance production volume and vehicle quality and appeal, and therefore cannot assure you that we will be able to achieve our targeted production volume of commercially viable vehicles on a timely basis, or at all.

        Our continued development, manufacturing, and delivery of automobiles of high quality to achieve our targeted production volume are and will be subject to risks, including with respect to:

  •
  lack of necessary funding;

  •
  delays or disruptions in our supply chain;

  •
  quality control deficiencies;

  •
  compliance with environmental, workplace safety, and relevant regulations; and

  •
  cost overruns.

        Historically, automakers are expected to periodically introduce new and improved models to stay abreast of the market. To remain competitive, we may be required to introduce new vehicle models and perform facelifts on existing vehicle models earlier or more frequently than is originally planned. We cannot assure you that facelifts on Li ONE or any future models we launch will appeal to the customers as we expect or that any introduction of new models or facelifts will not affect the sales of existing models.

        Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any difficulties in providing us with or developing necessary components, we could experience delays in delivering vehicles. Any delay in the development, manufacturing, and delivery of Li ONE or future models, or in performing facelifts to existing models, could subject us to customer complaints and materially and adversely affect our reputation, demand for our vehicles, and our growth prospects.

        Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

We had negative net cash flows from operations and have not been profitable, all of which may continue in the future.

        We have not been profitable since our inception. We incurred net loss of RMB1.5 billion, RMB2.4 billion (US$344.4 million), and RMB77.1 million (US$10.9 million) in 2018 and 2019 and for the three months ended March 31, 2020, respectively. In addition, we had negative net cash flows from operating activities of RMB1.3 billion, RMB1.8 billion (US$253.3 million), and RMB63.0 million (US$8.9 million) in 2018 and 2019 and for the three months ended March 31, 2020, respectively. We made capital expenditures of RMB970.7 million, RMB952.9 million (US$134.6 million), and RMB122.1 million (US$17.3 million) in 2018 and 2019 and for the three months ended March 31, 2020, respectively. The pressure on us to generate positive cash flow may be further exacerbated by our contractual obligations, including capital commitments, operating lease commitments, finance leases, borrowings and debts. We expect to continue to invest in the production ramp-up of Li ONE, expansion of the Changzhou manufacturing facility, expansion of retail stores, galleries, and delivery and servicing centers, and research and development to further expand our business. These investments may not result in revenue increase or positive net cash flow on a timely basis, or at all.

        We may not generate sufficient revenues or continue to incur substantial losses for a number of reasons, including lack of demand for our vehicles, increasing competition, and other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications, or delays in deriving revenues or achieving profitability.

Our vehicles may not perform in line with customer expectations and may contain defects.

        Our vehicles, including Li ONE, may not perform in line with customer expectations. Any product defects or any other failure of our vehicles to perform or operate as expected could harm our reputation and result in negative publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand, and significant expenses including warranty and other items that could materially and adversely affect our business, financial condition, results of operations, and prospects.

        Our vehicles may contain design and manufacturing defects. The design and manufacturing of our vehicles are complex and could contain latent defects and errors, which may cause our vehicles not to perform or operate as expected or even result in property damage or personal injuries. Furthermore, our vehicles use a substantial amount of third-party and in-house software codes and complex hardware to operate. Advanced technologies are inherently complex, and defects and errors may be revealed over time. Our control over the long-term consistent performance of third-party services and systems is limited. While we have performed extensive internal testing on our vehicles' software and hardware systems, we have a limited frame of reference by which to assess the long-term performance of our systems and vehicles. We cannot assure you that we will be able to detect and fix any defects in the vehicles on a timely basis, or at all.

        In addition, we have limited operating history in testing, delivering, and servicing our vehicles. Although we have established rigorous protocols in each process of testing, delivering, and servicing of our vehicles where manual operations are required, there could be maloperation, negligence, or failure to follow protocols by our employees or third-party service providers. Such human error could result in failure of our vehicles to perform or operate as expected. We cannot assure you that we will be able to completely prevent human errors.

        In addition, any defects in or significant malfunctioning of the range extension system may weaken customer confidence in EREVs. If any of our vehicles fail to perform or operate as expected, whether as a result of human error or otherwise, we may need to delay deliveries, initiate product recalls, provide servicing or updates under warranty at our expense, and face potential lawsuits, which could adversely affect our brand, business, financial condition, and results of operations.

We may not be successful in the highly competitive China automotive market, especially its premium SUV segment.

        The China automotive market is highly competitive. We compete with ICE vehicles as well as new energy vehicles, including BEVs. Many of our current and potential competitors and/or new market entrants have significantly greater financial, technical, manufacturing, marketing and branding, talents, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, marketing, sales, and support of their vehicles. Particularly, there are many experienced international competitors in the premium SUV segment.

        We expect competition in the China automotive market to intensify in the future in light of intense price competition and phase-out of government subsidies. Factors affecting competition include, among others, technological innovation, product quality and safety, product pricing, sales efficiency, manufacturing efficiency, quality of services, branding, and design and styling. Increasing competition may lead to lower vehicle unit sales and increasing inventory, which may result in downward price pressure and may adversely affect our business, financial condition, results of operations, and prospects. Our ability to successfully compete against other vehicle brands will be fundamental to our future success in existing and new markets and our market share. We cannot assure you that we will be able to compete successfully in our markets. If products from our competitors successfully compete with or surpass the quality or performance of our vehicles at more competitive prices, our profitability and results of operations may be materially and adversely affected.

We may not succeed in continuing to establish, maintain, and strengthen our brand, and our brand and reputation could be harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, or our industry in general.

        Our business and prospects are affected by our ability to develop, maintain, and strengthen our brand. If we fail to do so we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality vehicles and services and engage with our customers as intended, and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain, and strengthen the brand will depend heavily on the success of our branding efforts. We market our brand through media, word-of-mouth, events, and advertising. Such efforts may not achieve the desired results. If we do not develop and maintain a strong brand, our business, financial condition, results of operations, and prospects will be materially and adversely affected.

        Our reputation and brand are vulnerable to many threats that can be difficult or impossible to predict, control, and costly or impossible to remediate. From time to time, our vehicles are reviewed by media or other third parties. Any negative reviews or reviews that compare us unfavorably to competitors could adversely affect consumer perception about our vehicles. Negative publicity about us, such as alleged misconduct, unethical business practices, or other improper activities, or rumors relating to our business, directors, officers, employees, or shareholders, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by us or perceived wrongdoing by any member of our management team, among other things, could substantially damage our reputation, and cause us to incur significant costs to defend ourselves. Any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the auto industry, especially the NEV industry, or product or service quality problems of other automakers in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. In particular, given the popularity of social media, including WeChat and Weibo in China, any negative publicity, whether true or not, such as road accidents, vehicle self-ignition, or other perceived or actual safety issues, could quickly proliferate and harm customer perceptions and confidence in our brand. Perceived or actual concerns on battery deterioration that are often associated with NEVs could also negatively impact customer confidence in EREVs and our vehicles in particular. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain customers, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations could be materially and adversely affected.

We have received a limited number of orders for Li ONE, all of which may be cancelled by customers despite their deposit payment and online confirmation.

        Our customers may cancel their orders for many reasons outside of our control, and we have experienced cancellation of orders in the past. In addition, customers may terminate their orders even after they have paid deposits and waited for two days upon which their orders automatically become confirmed orders. As of the date of this prospectus, a single-digit percent of our cumulative confirmed orders with non-refundable deposits were canceled. The potentially long wait from reservation to delivery could also impact customer decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments, and other factors. If we encounter delays in the deliveries of Li ONE or future vehicle models, a significant number of orders may be cancelled. As a result, we cannot assure you that orders will not be cancelled and will ultimately result in the final purchase, delivery, and sale of the vehicles. Such cancellations could harm our business, brand image, financial condition, results of operations, and prospects.

We currently depend on revenues generated from a single model of vehicle and in the foreseeable future from a limited number of models.

        Our business will initially depend substantially on the sales and success of Li ONE, which will be our only production model in the market until the introduction of our planned full-size premium extended-range electric SUV in 2022. To the extent our product variety and cycles do not meet consumer expectations, or cannot be achieved on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that for the foreseeable future our business will depend on a single or limited number of vehicle models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected, which in turn could materially and adversely affect our business, financial condition, and results of operations.

        In particular, Li ONE is designed and manufactured for Chinese families, and this is likely the case in the forseeable future. If the demand for our vehicles significantly decreases, due to a significant change in the average spending power of China's families, significant decrease in the number of China's families, mismatched market positioning, or other reasons, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

        In addition, our single standard configuration with a flat price for Li ONE may not be as effective as we intend. We provide premium and technology features that are typically offered as costly add-ons by our competitors as standard in Li ONE, to save customers' time and money while alleviating our burden in production, sales, and support. However, we cannot assure you that such endeavours will succeed. Customers may prefer personalized features based on diversified tastes and needs. In addition, our flat pricing could still exceed certain customers' budget significantly. To the extent that we are unable to meet various customer needs in promoting our single standard configuration with flat pricing for Li ONE, our business may be materially and adversely affected.

Our future growth is dependent on the consumer demand for NEVs, and EREVs in particular.

        The demand for our vehicles will highly depend upon consumers' demand for and adoption of NEVs in general and EREVs in particular. The market for NEVs is still rapidly evolving, characterized by rapidly changing technologies, intense competition, evolving government regulation and industry standards, and changing consumer demands and behaviors.

        Other factors that may influence the adoption of NEVs, and specifically EREVs, include:

  •
  perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including EREV technology, regenerative braking systems, and autonomous driving;

  •
  perceptions about NEV quality, safety, design, performance, and cost, especially if adverse events or accidents occur that are linked to the quality or safety of NEVs, and particularly EREVs, whether or not such vehicles are produced by us or other automakers;

  •
  concerns about electric grid capacity and reliability and the availability of other supporting infrastructure;

  •
  the availability of servicing for NEVs;

  •
  the actual or perceived deterioration of battery capacity over time;

  •
  the environmental consciousness of consumers;

  •
  access to charging stations and cost of charging vehicles, including EREVs;

  •
  the availability of tax and other governmental incentives to purchase and operate NEVs or future regulation requiring increased use of nonpolluting vehicles; and

  •
  improvements in the fuel economy of the ICE vehicles;

  •
  macroeconomic factors.

        Any of the factors described above may change the consumer demand for our vehicles, including causing current or prospective customers not to purchase our vehicles. If the market for NEVs, and EREVs in particular, does not develop as we expect or develops more slowly than we expect, our business, financial condition, results of operations, and prospects will be affected.

Our future growth is dependent on the consumer demand for passenger vehicles, the prospects of which are subject to many uncertainties.

        Although China is currently one of the world's major automotive markets, we cannot predict how the consumer demand for passenger vehicles will develop in the future. China's passenger vehicle sales volume reached 24.4 million units in 2018. However, since July 2018, China's automotive industry has experienced negative year-over-year growth in sales volume, and by October 2019, new automobile purchases in China had declined for sixteen straight months. Amid the market slowdown, certain automakers operating in China have suffered declining performance or financial difficulties. China's automotive industry may be affected by many factors, including general economic conditions in China, the urbanization rate of China's population, the growth of disposable household income, the costs of new automobiles, the trade tensions and other governmental protectionist measures, as well as taxes and incentives related to automobile purchases. If the consumer demand for passenger vehicles in China does not recover as expected, or at all, our business, financial condition and results of operations could be materially and adversely affected.

Changes in PRC government policies that are favorable for NEVs or domestically manufactured vehicles could materially and adversely affect our business, financial condition, results of operations, and prospects.

        The growth of our business benefits from PRC government policies at central and local levels that support the development of NEVs and domestically manufactured vehicles.

        The PRC government has been implementing strict vehicle emission standards for ICE vehicles. On December 28, 2018, the PRC State Administration for Market Regulation and the PRC National Standardization Administration jointly issued the Electric Vehicle Energy Consumption Standards, effective on July 1, 2019, to regulate electric vehicles regarding their energy efficiency. As an EREV, Li ONE is equipped with both an ICE-based range extension system and electric motors, and is thus required to comply with both standards. If the electric vehicle energy consumption standards and vehicle emission standards become significantly stricter, we may incur significant costs to obtain advanced energy technology to upgrade our vehicles or design new vehicles if we are able to at all, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

        In addition, changes in classification of NEVs and license plate policies have affected, and may continue to affect our business. In certain cities in China, municipal governments impose quotas and lottery or bidding systems to limit the number of license plates issued to ICE vehicles, but exempt NEVs from these restrictions to incentivize the development of the NEV market. Nevertheless, in January 2018, the Beijing municipal government announced that it would only allow BEVs to be considered the NEVs exempt from the license plate restrictions, and EREVs would be treated as ICE vehicles in Beijing for the purposes of obtaining license plates. On December 10, 2018, the National Development and Reform Commission, or the NDRC, promulgated the Provisions on Administration of Investment in Automotive Industry, effective on January 10, 2019, which categorize EREVs as electric vehicles, although its impact on the Beijing municipal government's license plate policy remained uncertain. Changes in government policies on the classification of NEVs and license plates, at a local or central level, may materially and adversely affect the demand for Li ONE and our future vehicles, which in turn could materially and adversely affect our business, results of operations, financial conditions, and prospects.

        Furthermore, changes in government incentives or subsidies to support NEVs could adversely affect our business. EREVs enjoy certain favorable government incentives and subsidies, including exemption from vehicle purchase tax, one-time government subsidies, exemption from license plate restrictions in certain cities, exemption from driving restrictions in certain cities, and preferential utility rates for charging facilities. However, China's central government has begun implementing a phase-out schedule for the subsidies provided for purchasers of certain NEVs, which provides that the amount of subsidies provided for purchasers of certain NEVs in 2019 and 2020 will be reduced by 48% as compared to 2017 levels. In April 2020, the PRC Ministry of Finance and other national regulatory authorities issued a circular to extend the original end date of subsidies for NEV purchasers to the end of 2022 and reduce the amount of subsidies in 10% increments each year commencing from 2020. However, only NEVs with an MSRP of RMB300,000 or less before subsidies are eligible for such subsidies starting from July 2020, which may adversely affect our profitability as the MSRP of Li ONE is higher than the threshold. Moreover, there is no guarantee that we will be able to successfully commercialize or otherwise offer vehicles that meet this subsidy threshold. We cannot assure you that any further changes would be favorable to our business. Furthermore, any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of NEVs, fiscal tightening or other factors may affect government incentives or subsides and result in the diminished competitiveness of the NEV industry generally or EREVs in particular.

        Our vehicles sales are also impacted by government policies including tariffs on imported cars. According to an announcement by the PRC government, the tariff on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. As a result, pricing advantage of domestically manufactured vehicles could be diminished. The Special Administrative Measures for Market Access of Foreign Investment (2019), or the 2019 Negative List, jointly promulgated on June 30, 2019 by the NDRC and the PRC Ministry of Commerce, which became effective on July 30, 2019, lifted the limits on foreign ownership of automakers for NEVs. In addition, the limits on foreign ownership of automakers for ICE passenger vehicles would be lifted by 2022. As a result, foreign NEV competitors and in the future foreign ICE automakers could build wholly-owned facilities in China without the need for a domestic joint venture partner. For example, Tesla has completed its construction of a factory in Shanghai without a joint venture partner and has begun operations. These changes could intensify market competition and reduce our pricing advantage, which in turn could materially and adversely affect our business, results of operations, financial conditions, and prospects.

We may be unable to adequately control the costs associated with our operations.

        We have devoted significant capital to developing and growing our business, including developing and manufacturing our first model, Li ONE, purchasing land and equipment, constructing our manufacturing facilities, procuring required raw materials, and building our sales and servicing infrastructure. We expect to further incur significant costs that will impact our profitability, including research and development expenses as we roll out new models and improve existing models, expenditures in the expansion of our manufacturing capacities, additional operating costs and expenses for production ramp-up, raw material procurement costs, and selling and distribution expenses as we build our brand and market our vehicles. In particular, the prices for raw materials such as aluminum and steel fluctuate upon factors beyond our control, and could adversely affect our business and results of operations. Substantial increases in the prices for our raw materials such as aluminum and steel would increase our cost of revenue and our operating expenses, and could reduce our margins. Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. In addition, we may lose control over the increase of costs in connection with our services including after-sale services. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to design, develop, manufacture, market, sell, and service our vehicles and provide services in a cost-efficient manner, our margins, profitability, and prospects would be materially and adversely affected.

We could experience disruptions in supply of raw materials or components used in our vehicles from our suppliers, some of which are our single-source suppliers for the components they supply.

        Li ONE uses over 1,900 parts that we source from over 150 suppliers, some of which are currently our single-source suppliers for these components, and we expect that this may continue for our future vehicles that we may produce. The supply chain exposes us to multiple potential sources of delivery failure or component shortages.

        We do not control our suppliers or their business practices. Accordingly, we cannot guarantee that the quality of the components manufactured by them will be consistent and maintained to a high standard. Any defects of or quality issues with these components or any noncompliance incidents associated with these third-party suppliers could result in quality issues with our vehicles and hence compromise our brand image and results of operations. Additionally, we cannot guarantee the suppliers' compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and results in delayed delivery of our products, product shortages, or other disruptions of our operations.

        Furthermore, qualifying alternate suppliers or developing our own replacements for certain highly customized components of Li ONE may be time consuming and costly. Any disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt production of our vehicles until an alternative supplier is fully qualified by us or is otherwise able to supply us the required material. We cannot assure you that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms, or at all. Changes in business conditions, force majeure, government changes, or other factors beyond our control or anticipation, could also affect our suppliers' ability to deliver components to us on a timely basis. Moreover, if we experience a significant increase in demand or need to replace our existing suppliers, there can be no assurance that additional supplies will be available when required on terms that are favorable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our industry and its technology are rapidly evolving and may be subject to unforeseen changes. Breakthroughs in other NEV technologies or improvements in the ICE technologies may materially and adversely affect the demand for our vehicles.

        We operate in the China automotive market, including the rapidly evolving NEV market, which may not become what we currently anticipate. We may be unable to keep up with changes in China's NEV technology and, as a result, our competitiveness may suffer. Our research and development efforts may not be sufficient to adapt to changes in the NEV technology, including more specifically the EREV technology. As technologies change, we plan to upgrade or adapt our vehicles and introduce new models in order to provide vehicles with the latest technology, including the EREV technology, which could involve substantial costs and lower our return on investment for existing vehicles. We cannot assure you that we will be able to compete effectively with other NEVs, other BEVs, or even other EREVs, and integrate the latest technology into our vehicles, against the backdrop of our rapidly evolving industry. Even if we are able to keep pace with changes in technology and develop new models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.

        Developments in new energy technology, such as advanced diesel, ethanol, fuel cells, or compressed natural gas, or improvements in the fuel economy of ICEs may materially and adversely affect our business and prospects in ways that we do not currently anticipate. Furthermore, any revolutionary breakthroughs in battery technology, including those that significantly reduce charging time or enhance the range of BEVs on a single charge, may impact the market demand for EREVs. Any failure by us to successfully react to changes in existing technology could materially harm our competitive position and may materially and adversely affect our business, financial condition, and results of operations.

If we fail to manage our growth effectively, we may not be able to market and sell our vehicles successfully.

        We have expanded our operations, and as we ramp up our production, significant expansion will be required, especially in connection with potential increases in sales, providing our customers with high-quality servicing, expansion of our retail, delivery, and servicing center network, and managing different models of vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

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  managing our supply chain to support fast business growth;

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  managing a larger organization with a greater number of employees in different divisions;

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  controlling expenses and investments in anticipation of expanded operations;

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  establishing or expanding design, manufacturing, sales, and service facilities;

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  implementing and enhancing administrative infrastructure, systems, and processes; and

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  addressing new markets and potentially unforeseen challenges as they arise.

        Any failure to manage our growth effectively could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our business depends substantially on the continued efforts of our executive officers, key employees, and qualified personnel, and our operations may be severely disrupted if we lose their services.

        Our success depends substantially on the continued efforts of our executive officers and key employees with expertise in various areas. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. As we build our brand and become more well-known, the risk that competitors or other companies may poach our talent increases. Our industry is characterized by high demand and intense competition for talent, and therefore we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, because our EREVs are based on a different technology platform than traditional ICE vehicles, individuals with sufficient training in such vehicles may not be available to hire, and we will need to expend significant time and expense training the employees we hire. We also require sufficient talent in areas such as software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

        If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train, and retain qualified personnel. We have not obtained any "key person" insurance on our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between our executive officers or key employees and us, the non-competition provisions contained in their non-compete agreements may not be enforceable, especially in China, where these executive officers reside, on the ground that we have not provided adequate compensation to them for their non-competition obligations, which is required under relevant PRC laws.

Our services, including those provided through third parties, may not be generally accepted by our customers. If we are unable to provide or arrange adequate services for our customers, our business and reputation may be materially and adversely affected.

        We cannot assure you that our services or our efforts to engage with our customers using both our online and offline channels, will be successful, which could affect our revenues as well as our customer satisfaction and marketing. Moreover, we are unable to ensure the availability or quality of services provided by third parties, such as road assistance, vehicle logistics, and automobile financing and insurance. If any of the services provided by third parties becomes unavailable or inadequate, our customers' experience may be adversely affected, which in turn may materially and adversely affect our business and reputation.

        While our vehicles can be serviced at our delivery and servicing centers, some of the services will be carried out through authorized body and paint shops. Both our own delivery and servicing centers and authorized body and paint shops have limited experience in servicing EREVs. We cannot assure you that our service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our authorized body and paint shops will have sufficient resources to meet these service requirements in a timely manner as the volume of vehicles we deliver increases.

        In addition, if we are unable to roll out and establish a widespread service network through a combination of our delivery and servicing centers and authorized body and painting shops, customer satisfaction could be adversely affected, which in turn could materially and adversely affect our sales, results of operations, and prospects.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

        We may become subject to product liability claims, which could harm our business, financial condition, results of operations, and prospects. The automotive industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in property damage, personal injury, or death. Our risks in this area are particularly pronounced given we have limited field experience of our vehicles. A successful product liability claim against us could require us to pay substantial monetary compensation. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of our future vehicles, which would materially and adversely affect our brand, business, prospects, and results of operations. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages may materially and adversely affect our reputation, business, financial condition, and results of operations.

We may be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects.

        If our vehicles are subject to recalls in the future, we may be subject to adverse publicity, damage to our brand, and liability for costs. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, financial condition, results of operations, and growth prospects.

Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would materially and adversely affect our business and results of operations.

        All vehicles sold must comply with various standards of the market where the vehicles are sold. Our vehicles must meet or exceed all mandated safety standards in China. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving these standards. Vehicles must pass various tests and undergo a certification process and be affixed with the China Compulsory Certification before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. Furthermore, the PRC government carries out supervision and scheduled or unscheduled inspection of certified vehicles on a regular basis. In the event that our certification fails to be renewed upon expiry, a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles to comply with certification requirements is discovered during follow-up inspections, the certification may be suspended or even revoked. With effect from the date of revocation or during suspension of the certification, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold, imported, or used in any commercial activity. Failure by us to satisfy motor vehicle standards would materially and adversely affect our business and results of operations.

Our vehicles currently make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

        The battery packs that we produce make use of lithium-ion cells, which we purchase from third-party suppliers. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. We have implemented a battery management system that automatically monitors temperature, power output, and other status of the battery pack, including a thermal management system that keeps the temperature of the battery pack within an ideal range. However, our vehicles or their battery packs may still experience failure, which could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. In addition, negative public perceptions regarding the suitability of lithium-ion cells for automotive use or any future incident involving lithium-ion cells such as a vehicle or other fire, even if not involving our vehicles, could seriously harm our business.

        In addition, we store lithium-ion cells at our facilities. Any mishandling of battery cells may cause disruption to the operation of our facilities. While we have implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could disrupt our operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor's electric vehicle or energy storage product may cause indirect adverse publicity for us and our products. Such adverse publicity could negatively affect our brand and harm our business, financial condition, results of operations, and prospects.

We are subject to risks associated with autonomous driving technology.

        Our vehicles are currently equipped with Level 2 autonomous driving features realized through ADAS. We rely on third-party suppliers for certain technologies and components used in our ADAS, and any defects of or quality issues with those technologies and components could result in actual or perceived quality issues with our vehicles. We plan to enhance and expand our vehicles' level of autonomous driving capabilities through ongoing research and development. Autonomous driving as an evolving and complex technology is subject to risks, and from time to time there have been accidents associated with such technology. The safety of such technology depends in part on user interaction and users may not be accustomed to using such technology. To the extent accidents associated with our future autonomous driving technology occur, we could be subject to liability, government scrutiny, and further regulation. Any of the foregoing could materially and adversely affect our brand image, financial condition, results of operations, and growth prospects.

Any unauthorized control or manipulation of our vehicle systems could result in loss of confidence in us and our vehicles and harm our business.

        Our vehicles contain complex information technology systems. For example, our vehicles are designed with built-in data connectivity to accept and install periodic remote updates from us to improve or update the functionality of our vehicles. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our vehicles, and their systems. However, hackers may attempt in the future, to gain unauthorized access to modify, alter, and use our networks, vehicles, and systems to gain control of, or to change, our vehicles' functionality, user interface, and performance characteristics, or to gain access to data stored in or generated by the vehicles. Vulnerabilities could be identified in the future and our remediation efforts may not be successful. Any unauthorized access to or control of our vehicles or their systems or any loss of data could result in legal claims or proceedings against us. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, their systems, or data, as well as other factors that may result in the perception that our vehicles, their systems, or data are capable of being "hacked," could negatively affect our brand and harm our business, financial condition, results of operations, and prospects.

Our distribution model is different from the currently predominant distribution model for automakers, and its long-term viability is unproven.

        Our distribution model is not common in the automotive industry today, particularly in China. We own and operate our distribution network through which we conduct vehicle sales directly to customers rather than through dealerships. This model of vehicle distribution is relatively new and its long-term effectiveness is unproven, especially in China. It thus subjects us to substantial risks as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems than the traditional dealership system. For example, we will not be able to utilize long established sales channels developed through a dealership system to increase our sales volume. Moreover, we will be competing with automakers with well established distribution channels. Our expansion of our network of retail stores, galleries, and delivery and servicing centers may not fully meet customers' expectations. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Implementing our business model is subject to numerous significant challenges, including obtaining permits and approvals from government authorities, and we may not be successful in addressing these challenges.

Our results of operations may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

        Our results of operations may vary significantly from period to period due to many factors, including seasonal factors that may affect the demand for our vehicles. The sales volume of passenger vehicles typically declines over January and February, particularly around the Chinese New Year, gradually climbs over spring and summer, and typically culminates in the fourth quarter of the calendar year. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in certain regions may impact demand for our vehicles. Our results of operations could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

        We also expect our period-to-period results of operations to vary based on our operating costs, which we anticipate will increase significantly in future periods as we, among other things, design, develop, and manufacture our EREVs and new models, build and equip new manufacturing facilities to produce such components, open new retail stores, galleries, and delivery centers, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations.

        As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our results of operations may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our ADSs could fall substantially either suddenly or over time.

The expansion of our existing Changzhou manufacturing facility may be subject to delays, disruptions, cost overruns, or may not produce expected benefits.

        We plan to expand our Changzhou manufacturing facility by 2022 to prepare for further production ramp-up of Li ONE and future models. The expansion could experience delays or other difficulties, and will require significant capital. We may encounter quality, process, or other issues when changing our single-shift production arrangement to a two-shift production arrangement. Our current lease for the manufacturing facility will expire in December 2022. Although we have a contractual option to purchase the property underlying that manufacturing facility at the construction cost before the end of the lease or re-negotiate the lease if we fail to purchase the property, we cannot assure you that our operations or expansion of the Changzhou manufacturing facility will not be disrupted. Any failure to complete the expansion on schedule and within budget could adversely affect our financial condition, production capacity, and results of operations. Moreover, we could encounter similar or additional risks if we were to establish new manufacturing facilities in addition to the Changzhou one.

        Under PRC laws, construction projects are subject to broad and strict government supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, disease control approvals, environment protection approvals, the pollution discharge permits, drainage license, work safety approvals, fire protection approvals, and the completion of inspection and acceptance by relevant authorities. Some of the construction projects carried out by us are undergoing necessary approval procedures as required by law, including the expansion projects of our Changzhou manufacturing facility, which requires the approval of the municipal government. As a result, the relevant entities operating such construction projects may be subject to administrative uncertainty, fines, or the suspension of use of such projects. Any of the foregoing could materially and adversely affect our business operations.

Our business plans require a significant amount of capital. In addition, our future capital needs may require us to issue additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

        We will need significant capital to, among other things, conduct research and development, expand our production capacity, and roll out our retail stores, galleries, and delivery and servicing centers. As we ramp up our production capacity and operations we may also require significant capital to maintain our property, plant, and equipment and such costs may be greater than what we currently anticipate. We expect that our level of capital expenditures will be significantly affected by consumer demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from what we currently anticipate. We may seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects may be materially and adversely affected.

        Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our corporate structure. We might not be able to obtain any funding or service any of the debts we incurred, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

        In addition, our future capital needs and other business reasons could require us to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in an increase in debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

We retain certain information about our customers, which may subject us to customer concerns or various privacy and consumer protection laws.

        We use our vehicles' electronic systems to log, with necessary permission, certain information about each vehicle's use in order to aid us in vehicle diagnostics and repair and maintenance, as well as to help us customize and optimize the driving and riding experiences. Our customers may object to the use of this data, which may harm our business. Possession and use of our customers' driving behavior and data in conducting our business may subject us to legislative and regulatory burdens in China and other jurisdictions that could require notification of data breach, restrict our use of such information, and hinder our ability to acquire new customers or market to existing customers. If customers allege that we have improperly released or disclosed their sensitive personal information, we could face legal claims and reputational harm. We may incur significant expenses to comply with privacy, consumer protection, and security standards and protocols imposed by laws, regulations, industry standards, or contractual obligations. If third parties improperly obtain and use sensitive personal information of our customers, we may be required to expend significant resources to resolve these problems.

Failure of information security and privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

        We face significant challenges with respect to information security and privacy, including the storage, transmission, and sharing of confidential information. We transmit and store confidential and private information of our customers, such as personal information, including names, user accounts, passwords, and payment or transaction-related information.

        We are required by PRC laws to ensure the confidentiality, integrity, availability, and authenticity of the information of our users, customers, and distributors, which is also essential to maintaining their confidence in our vehicles and services. We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others can still result in a compromise or breach of our websites, the Li Auto App, or our vehicles' electronic systems. If we are unable to protect our systems, and hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners of confidential information, or subject us to fines and other penalties. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

Our warranty reserves may be insufficient to cover future warranty claims, which could adversely affect our financial condition and results of operations.

        We provide a five-year or 100,000-kilometer limited warranty for new vehicles, and an eight-year or 120,000-kilometer limited warranty for battery packs, electric motors, and electric motor controllers. Currently, we also offer each initial owner extended lifetime warranty for RMB4,999 (or lower amount when on sale), except that those who made reservations before May 31, 2019 and then confirm the order before December 31, 2020 would be provided with such extended lifetime warranties for initial owners for free, subject to certain conditions. Our warranty program is similar to other automakers' warranty programs and is intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electric systems, battery, powertrain, and brake system. It also covers free road assistance under the warranty coverage. We plan to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, because we have only recently made initial deliveries of Li ONE, we have no experience with warranty claims regarding our vehicles or with estimating warranty reserves. We cannot assure you that our warranty reserves will be sufficient to cover future warranty claims. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our financial condition, results of operations, and prospects.

If our vehicle owners modify our vehicles regardless of whether third-party aftermarket products are used, the vehicle may not operate properly, which may create negative publicity and could harm our business.

        Automobile enthusiasts may seek to modify our vehicles, including using third-party aftermarket products, to alter their appearance or enhance their performance, which could jeopardize vehicle safety systems. We do not test, nor do we endorse, such modifications or third-party products. In addition, the use of improper external cabling or unsafe charging outlets can expose our customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of our vehicles and any injuries resulting from such modifications could result in adverse publicity which would adversely affect our brand and harm our business, financial condition, results of operations, and prospects.

We have granted, and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

        We adopted a share incentive plan in July 2019, or the 2019 Plan, for the purpose of granting share-based compensation awards to employees, directors, and consultants to incentivize their performance and align their interests with ours. In July 2020, we adopted the 2020 Share Incentive Plan, or the 2020 Plan for the same purpose. Under the 2019 Plan and 2020 Plan, we are authorized to grant options and other types of awards. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2019 Plan is 141,083,452 as of the date of this prospectus. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 30,000,000 shares, subject to automatic annual increase. See "Management—Share Incentive Plans." As of March 31, 2020, awards to purchase an aggregate amount of 54,752,000 Class A ordinary shares under the 2019 Plan had been granted and were outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. As a result, a number of awards will become exercisable once we complete this offering, and we will then record a significant share-based compensation expense on the completion date of this offering, which as of March 31, 2020, amounted to US$18.8 million.

        We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

        Furthermore, perspective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

We may need to defend ourselves against intellectual property right infringement claims, which may be time-consuming and would cause us to incur substantial costs.

        Entities or individuals, including our competitors, may hold or obtain patents, copyrights, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from intellectual property right holders regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of trademarks relating to our design, software, or artificial intelligence technology could be found to infringe upon existing trademark ownership and rights. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to do one or more of the following:

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  cease selling, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the challenged intellectual property;

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  pay substantial damages;

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  seek a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all;

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  redesign our vehicles or other goods or services; or

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  establish and maintain alternative branding for our products and services.

        In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity, and diversion of resources and management attention.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

        We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success. We rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights.

        We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

        Implementation and enforcement of PRC laws relating to intellectual property have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

As our patents may expire and may not be extended, our patent applications may not be granted, and our patent rights may be contested, circumvented, invalidated, or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could materially and adversely affect our business, financial condition, and results of operations.

        As of March 31, 2020, we had 657 issued patents and 527 pending patent applications in China. We cannot assure you that all our pending patent applications will result in issued patents. Even if our patent applications succeed and we are issued patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations.

        Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

        The current COVID-19 pandemic adversely affected many aspects of our business, including production, supply chain, and sales and delivery. Our Changzhou manufacturing facility underwent temporary yet prolonged closure in February 2020 as part of China's nationwide efforts to contain the spread of the novel coronavirus. Even though our business is currently operational, our production capacity and operational efficiency are still adversely affected by the COVID-19 pandemic due to insufficient workforce in production, sales, and delivery as a result of temporary travel restrictions in China and the necessity to comply with disease control protocols in our business establishments and Changzhou manufacturing facility. Our suppliers' abilities to timely deliver raw materials, parts and components, or other services were also adversely affected for similar reasons, especially those located in critical regions such as Hubei Province, China. The global spread of COVID-19 may also affect our overseas suppliers. As a result of varying levels of travel and other restrictions for public health concerns in various regions of China, we also temporarily postponed the delivery of Li ONE to our customers. Due to concerns or fear of spread of COVID-19, consumers were reluctant to visit in person our retail stores or delivery and servicing centers for potential new car purchases. While the duration of the impact of the pandemic on our business and related financial impacts cannot be reasonably estimated at this time, we expect that our consolidated results of operations for the first half of 2020 will be adversely affected with potential continuing impacts on subsequent periods. In addition, we expect that the COVID-19 pandemic may adversely affect the expansion of our Changzhou manufacturing facility and our retail stores and delivery and servicing centers in China, which may adversely affect our sales and delivery growth in 2020. COVID-19 has had a global economic impact on the financial markets. The global spread of COVID-19 pandemic may result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments, which are highly uncertain and cannot be predicted. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. If the COVID-19 pandemic and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition, and results of operations.

        We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, financial condition, and results of operations.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

        We have limited liability insurance coverage for our products and business operations. A successful liability claim against us, regardless of whether due to injuries suffered by our customers could materially and adversely affect our financial condition, results of operations, and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

We are or may be subject to risks associated with strategic alliances or acquisitions.

        We have entered into and may in the future enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by third parties, and increases in expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these third parties suffers negative publicity or harm to their reputation from events relating to their businesses, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

        In addition, if appropriate opportunities arise, we may acquire additional assets, products, technologies, or businesses that are complementary to our existing business. In addition to possible shareholder approval, we may have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increasing delay and costs, and may derail our business strategy if we fail to do so. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, and exposure to potential unknown liabilities of the acquired business. Any acquired business may be involved in legal proceedings originating from historical periods prior to the acquisition, and we may not be fully indemnified, or at all, for any damage to us resulting from such legal proceedings, which could materially and adversely affect our financial position and results of operations.

We have identified one material weakness in our internal control over financial reporting as of December 31, 2019, and if we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.

        Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure control and procedures, are designed to prevent fraud. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we and PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, identified one material weakness in our internal control over financial reporting as of December 31, 2019. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company's annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness identified relates to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. The material weaknesses, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

        Following the identification of the material weakness, we have taken and plan to continue to take remedial measures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting." We cannot assure you, however, that these measures may fully address this material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

        Upon completion of this offering, we will become a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, and the rules and regulations of the Nasdaq Global Select Market. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with the fiscal year ending December 31, 2021. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

        During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain adequate and effective internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increasing risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If we update our manufacturing equipment more quickly than expected, we may have to shorten the useful lives of any equipment to be retired as a result of any such update, and the resulting acceleration in our depreciation could negatively affect our financial results.

        We have invested and expect to continue to invest significantly in what we believe is state-of-the-art tooling, machinery, and other manufacturing equipment for the product lines where Li ONE is manufactured, and we depreciate the cost of such equipment over their expected useful lives. However, manufacturing technology may evolve rapidly, and we may decide to update our manufacturing process with cutting-edge equipment more quickly than expected. Moreover, as our engineering and manufacturing expertise and efficiency increase, we may be able to manufacture our products using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted.

Interruption or failure of our information technology and communications systems could affect our ability to effectively provide our services.

        Our Li Auto App, in-car technology system, and other digitalized sales, service, customer relationship, internal information and knowledge management systems depend on the continued operation of our information technology and communications systems. These systems are vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm our systems. Our data centers are also subject to break-ins, sabotage, and intentional acts of vandalism, and to potential disruptions. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our data centers could result in lengthy interruptions in our service. In addition, our products and services are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our services or the failure of our systems.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our business, results of operations, financial condition, and reputation.

        We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees, and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing, or providing anything of value to a "foreign official" for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records, and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, reputation, financial condition, and results of operations.

        We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We also have business collaborations with government agencies and state-owned affiliated entities. These interactions subject us to an increasing level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents, and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

        Non-compliance with anti-corruption, anti-bribery, anti-money laundering, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures, and legal expenses, all of which could materially and adversely affect our business, reputation, financial condition, and results of operations.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition.

        We may be subject to legal proceedings from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations, and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by our customers, our competitors, governmental entities in civil or criminal investigations and proceedings, or other entities. These claims could be asserted under a variety of laws, including but not limited to product liability laws, consumer protection laws, intellectual property laws, labor and employment laws, securities laws, tort laws, contract laws, property laws, and employee benefit laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming, and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief, and criminal, civil, and administrative fines and penalties.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition, and results of operations.

        The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit, the ongoing trade disputes and tariffs, and the impact of COVID-19 outbreak and the related economic policies taken by various governments in the world. It is unclear whether these challenges will be contained and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world's leading economies, including China's. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China's economic growth is declining. Any prolonged slowdown in China's economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. Sales of premium products, such as our vehicles, depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our vehicles and our results of operations may be materially and adversely affected.

The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations.

        Although cross-border business may not be an area of our focus, if we plan to sell our products internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products, or prevent us from being able to sell products in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People's Republic of China as a phase one trade deal, effective on February 14, 2020.

        As we depend on parts and components from suppliers, some of which are overseas, tariffs by the PRC government may affect the costs of our products.

        Demand for our vehicles depends to a large extent on general, economic, political, and social conditions in China. The current tension in international trade, and any escalation of such tension, may have a negative impact on such general, economic, political, and social conditions and accordingly demands for our vehicles, adversely impacting our business, financial condition, and results of operations.

Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.

        We lease the premises for manufacturing, research and development, retails stores, delivery and servicing centers and offices. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be adversely affected.

Risks Relating to Our Corporate Structure

If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

        According to the 2019 Negative List, foreign ownership of certain areas of businesses are subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multiparty communications, store-and-forward and call centre).

        We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises, or FIEs. To comply with the 2019 Negative List we planned to conduct certain operations in China through certain PRC entities, including Beijing CHJ and Xindian Information. For a detailed description of these contractual arrangements, see "Corporate History and Structure."

        In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structure of our wholly-owned subsidiary Wheels Technology and our VIEs in China, both currently and immediately after giving effect to this offering, does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between Wheels Technology, our VIEs, and their respective shareholders governed by PRC laws are valid and binding, and will not result in any violation of any explicit provisions of PRC laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel.

        It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. In particular, the National People's Congress approved the Foreign Investment Law, or the 2019 PRC Foreign Investment Law on March 15, 2019, which came into effect on January 1, 2020. In addition, the PRC State Council approved the Implementation Rules of Foreign Investment Law on December 26, 2019, which came into effect on January 1, 2020. There are uncertainties as to how the 2019 PRC Foreign Investment Law and its Implementation Rules would be further interpreted and implemented, if it would represent a major change to the laws and regulations relating to the VIE structures. See "—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations."

        If the ownership structure, contractual arrangements, and businesses of our PRC subsidiaries or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or our VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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  revoking the business licenses or operating licenses of such entities;

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  shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and VIEs;

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  imposing fines, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

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  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledge of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

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  restricting or prohibiting our use of the proceeds of this offering and the concurrent private placements to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

        Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIEs that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and their respective shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.

        We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to conduct a portion of our operations in China. For a description of these contractual arrangements, see "Corporate History and Structure." The respective shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to control our VIEs to excise rights of shareholders to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC laws for breach of contract in the event that our VIEs and their respective shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over our VIEs.

        If our VIEs or their respective shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of the agreements under our contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal framework and system in China, in particularly those relating to arbitration proceedings, are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of an VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See "—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us."

Our ability to enforce the equity pledge agreements between us and our VIEs' shareholders may be subject to limitations based on PRC laws and regulations.

        Pursuant to the equity interest pledge agreements between Beijing CHJ and Xindian Information, our VIEs, their respective shareholders, and Wheels Technology, our wholly-owned PRC subsidiary, each shareholder of Beijing CHJ and Xindian Information agrees to pledge its equity interests in the relevant VIE to our subsidiary to secure Beijing CHJ and Xindian Information's performance of the relevant VIE's obligations under the relevant contractual arrangements. The equity interest pledge of shareholders of Xindian Information and Beijing CHJ under the equity pledge agreements has been registered with the relevant local branch of the State Administration for Market Regulation. In addition, in the registration forms of the local branch of the State Administration for Market Regulation for the pledges over the equity interests under the equity interest pledge agreements, the aggregate amount of registered equity interests pledged to Wheels Technology represents 100% of the registered capital of Xindian Information and 100% of the registered capital of Beijing CHJ. The equity interest pledge agreements with our VIEs' shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under the relevant agreements and the scope of pledge shall not be limited by the amount of the registered capital of that VIE. However, a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which typically takes last priority among creditors.

The registered shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        The registered shareholders of Beijing CHJ and Xindian Information, our VIEs, may have potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

        Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in our VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individual shareholders who are also our directors, we rely on them to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. There is currently no specific and clear guidance under PRC laws that addresses any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

        The shareholders of our VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIEs and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of our VIEs divorces his or her spouse, the spouse may claim that the equity interest of the relevant VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder's spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the relevant VIE by us. Similarly, if any of the equity interests of our VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the relevant VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Our contractual arrangements with our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

        Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm's length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements were not entered into on an arm's length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing Wheels Technology's tax expenses. In addition, if Wheels Technology requests the shareholders of our VIEs to transfer their equity interest in our VIEs at nominal or no value pursuant to the contractual agreements, such transfer could be viewed as a gift and subject Wheels Technology to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if any of our VIEs' tax liabilities increase or they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our VIEs that are material to the operation of our business if either of our VIEs goes bankrupt or becomes subject to dissolution or liquidation proceeding.

        As part of our contractual arrangements with our VIEs, these entities may in the future hold certain assets that are material to the operation of our business. If either of our VIEs goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If either of our VIEs undergoes voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in China's economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

        We expect that substantially all of our revenues will be derived in China and substantially all of our operations, including all of our manufacturing, are conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China's economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China's economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. For example, COVID-19 had a severe and negative impact on the Chinese economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the Chinese economy is still unknown. Any prolonged economic downturn could adversely affect our business and operating results, leading to reduction in demand for our services and solutions and adversely affect our competitive position.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

        The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

        Our PRC subsidiaries are FIEs and are subject to laws and regulations applicable to FIEs as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

        From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.

        On March 15, 2019, the PRC National People's Congress approved the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The 2019 PRC Foreign Investment Law and its Implementation Rules embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the 2019 PRC Foreign Investment Law is relatively new, substantial uncertainties exist with respect to its interpretation and implementation.

        The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See "—Risks Relating to Our Corporate Structure" and "Corporate History and Structure." Under the 2019 PRC Foreign Investment Law, "foreign investment" refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition contains a catch-all provision providing that investments made by foreign investors through other methods specified in laws or administrative regulations or other methods prescribed by the State Council, which leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a method of foreign investment. Given the foregoing, it is uncertain whether our contractual arrangements will be deemed to be in violation of the market entry clearance requirements for foreign investment under the PRC laws and regulations.

        The 2019 PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the "negative list" to be issued by or approved to be issued by the State Council. An FIE would not be allowed to make investments in prohibited industries in the "negative list," while the FIE must satisfy certain conditions stipulated in the "negative list" for investment in restricted industries. It is uncertain whether the value-added telecommunication service industry, in which our VIEs and their subsidiaries operate, will be subject to the foreign investment restrictions or prohibitions set forth in the "negative list" to be issued in the future, although it is subject to the foreign investment restrictions set forth in the currently effective 2019 Negative List. Moreover, the 2019 PRC Foreign Investment Law does not indicate what actions must be taken by existing companies with a VIE structure to obtain the market entry clearance if such structure would be deemed as a method of foreign investment. If our VIE structure would be deemed as a method of foreign investment, and any of our business operation would fall in the "negative list," and if the interpretation and implementation of the 2019 PRC Foreign Investment Law and the final "negative list" mandate further actions, such as market entry clearance granted by the PRC Ministry of Commerce, to be completed by companies with an existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. There are uncertainties as to how the 2019 PRC Foreign Investment Law would be further interpreted and implemented. We cannot assure you that the interpretation and implementation of the 2019 PRC Foreign Investment Law made by the relevant governmental authorities in the future will not materially impact the viability of our current corporate structure, corporate governance and business operations in any aspect.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulations on automotive as well as internet-related businesses and companies.

        We operate in highly regulated industries. In particular, our vehicle manufacturing is subject to extensive regulations in China. See "Regulations—Regulations and Approvals Covering the Manufacturing of Battery Electric Passenger Vehicles," "Regulations—Regulations on Compulsory Product Certification," "Regulations—Regulations on Automobile Sales," and "Regulations—Regulations on the Recall of Defective Automobiles." Several PRC regulatory authorities, such as the State Administration for Market Regulation, the NDRC, the PRC Ministry of Industry and Information Technology, or the MIIT, and the PRC Ministry of Commerce, oversee different aspects of our operations, including but not limited to:

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  assessment of vehicle manufacturing enterprises;

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  market admission of NEVs;

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  compulsory product certification;

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  direct sales model;

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  product liabilities;

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  sales of vehicle;

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  environmental protection system; and

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  work safety and occupational health requirements.

        We are required to obtain a wide range of government approvals, licenses, permits, and registrations in connection with our operations as well as to follow multiple mandatory standards or technical norms in our manufacturing and our vehicles. However, the interpretation of these regulations may change and new regulations may come into effect, which could disrupt or restrict our operations, reduce our competitiveness, or result in substantial compliance costs. For example, pursuant to the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products which was promulgated by the MIIT on January 6, 2017 and became effective on July 1, 2017, our vehicles must meet the requirements set forth in the New Energy Vehicle Products Special Examination Project and Standards stipulated and amended by the MIIT from time to time based on the development of the NEV industry and relevant standards. In addition, certain filings must be made by automobile dealers through the information system for the national automobile circulation operated by the relevant commerce department within 90 days after the receipt of a business license and the information must be updated within 30 days after the change of basic information recorded. Moreover, our direct sales model is relatively new and uncommon in the automotive industry, and there can be no assurance that this model will not be subject to further regulations. As we are expanding our sales and distribution network and setting up additional retail stores in China, we cannot assure you that we will be able to complete such filings in a timely manner. If any of our current or future sales subsidiaries or branches fail to make the necessary filings, such sales subsidiaries or branches may be subject to orders to promptly rectify the non-compliance or fines up to RMB10,000. Furthermore, the NEV industry is relatively new in China, and the PRC government has not adopted a clear regulatory framework to regulate the industry yet. As some of the laws, rules, and regulations that we may be subject to were primarily enacted with a view toward application to ICE vehicles, or are relatively new, there are significant uncertainties regarding their interpretation and application with respect to our business. For example, although the Provisions on Administration of Investment in Automotive Industry promulgated by the NDRC on December 10, 2018 has categorized our vehicles as electric vehicles, it remains unclear when our vehicles would be deemed as electric vehicles that exempt from the license plate lottery system for ICE vehicles in Beijing by the local authorities. We cannot assure you that we have satisfied or will continue to satisfy all of the laws, rules, and regulations in the timely manner or at all.

In addition, the PRC regulatory authorities' interpretation of such laws, rules, and regulations may change, which could materially and adversely affect the validity of the approvals, qualifications, licenses, permits, and registrations we obtained or completed. Any failure to comply may result in fines, restrictions, and limits on our operations, as well as suspension or revocation of certain certificates, approvals, permits, licenses, or filings we have already obtained or made.

        In addition, the PRC government imposes foreign ownership restriction and the licensing and permit requirements for companies in the internet industry. See "Regulations—Regulations on Foreign Investment in China" and "Regulations—Regulations on Value-added Telecommunications Services." These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

        We do not directly conduct such business due to the restrictions on foreign investment in businesses providing value-added telecommunications services in China and we expect to rely on contractual arrangements with our VIEs to operate value-added telecommunications services. Beijing Chelixing Information Technology Co., Ltd., a wholly-owned subsidiary of Beijing CHJ, currently holds a Value-added Telecommunication Business Operating License for internet information service, or the ICP License. Our VIEs may be required to obtain an additional Value-added Telecommunications Business Operating License for certain services to be carried out by us through our mobile application in addition to the ICP License or to update our exiting ICP License. Failure to obtain or update such license may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other adverse impacts on us.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

        We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of March 31, 2020, our VIEs had not made appropriations to statutory reserves as our PRC subsidiaries and our VIEs reported accumulated loss. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see "Regulations—Regulations on Dividend Distribution." Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with our VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See "—Risks Relating to Our Corporate Structure—Our contractual arrangements with our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment."

        Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See "—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

        China's overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to our customers, our profitability and results of operations may be materially and adversely affected.

        In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee's probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

        As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

        We are an exempted company incorporated under the laws of the Cayman Islands, while we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all our senior executive officers are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

        Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also "—Risks Related to Our ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law." for risks associated with investing in us as a Cayman Islands company.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

        The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. The Renminbi appreciated approximately 10% against the U.S. dollar in 2017, reversing three consecutive years of depreciation. In the first quarter of 2018, the Renminbi continued to appreciate. However, Renminbi has depreciated more than 10% from the second quarter of 2018 to the third quarter of 2019. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and the Renminbi could appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

        There remains significant international pressure on the PRC government to adopt a more flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

        Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

        Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering and the concurrent private placements to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. For more details, see "Regulations—Regulations on Foreign Exchange." These PRC laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of this offering and the concurrent private placements to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new VIEs in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or filings, or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or filings, or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

        On December 26, 2017, the NDRC issued the Management Rules for Overseas Investment by Enterprises, or Order 11. On January 31, 2018, the Catalog on Overseas Investment in Sensitive Industries (2018 Edition), or the Sensitive Industries List was promulgated. Overseas investment governed by Order 11 refers to the investment activities conducted by an enterprise located in the territory of China either directly or via an overseas enterprise under its control through making investment with assets and equities or providing financing or guarantees in order to obtain overseas ownership, control, management rights and other related interests, and overseas investment by a PRC individual through overseas enterprises under his/her control is also subject to Order 11. According to Order 11, before being conducted, any overseas investment in a sensitive industry or any direct investment by a Chinese enterprise in a non-sensitive industry but with an investment amount over USD300 million requires approval from, or filing with, the NDRC respectively, and for those non-sensitive investments indirectly by Chinese investors (including PRC individuals) with investment amount over USD300 million need to be reported. However uncertainties remain with respect to the interpretation and application of Order 11, we are not sure whether our using of proceeds will be subject to Order 11. If we fail to obtain the approval, complete the filing or report our overseas investment with our proceeds (as the case may be) in a timely manner provided that Order 11 is applicable, we may be forced to suspend or cease our investment, or be subject to penalties or other liabilities, which could materially and adversely affect our business, financial condition and prospects.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

        The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and our VIEs to pay off their respective debt in a currency other than Renminbi owned to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. See "Regulations—Regulations on Foreign Exchange." Any failure to comply with applicable foreign exchange regulations may subject us to administrative fines or, if serious, criminal penalties, which could materially and adversely affect the value of your investment.

        Since 2016, the PRC government has tightened its foreign exchange policies again and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also restrict access in the future to foreign currencies for current account transactions, at its discretion. We receive substantially all of our revenues in RMB. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

        SAFE requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. See "Regulations—Regulations on Foreign Exchange—Offshore Investment."

        If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

        However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As of the date of this prospectus, our founder, Mr. Xiang Li, and ten other PRC residents known to us that currently hold direct or indirect ownership interests in our company have completed the required initial registrations with the SAFE. Mr. Xiang Li and four other co-founders or directors are planning to update the registrations with respect to the capital of their respective offshore holding vehicles. As a result, we cannot assure you that all of our shareholders or beneficial owners that are PRC residents, including the beneficiaries of certain trusts directly or indirectly holding interests in our company, have complied with, and will in the future make, obtain, or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries' ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

China's M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

        A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the PRC Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the PRC Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the PRC Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Under SAFE regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. See "Regulations—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan." We and our PRC resident employees who participate in our share incentive plans will be subject to these regulations when our company becomes publicly listed in the United States. If we or any of these PRC resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

        Our PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, Beijing CHJ, is entitled to enjoy, after completing certain application formalities, a 15% preferential enterprise income tax from 2019 as it has been qualified as a "High New Technology Enterprise" under the PRC Enterprise Income Tax Law and related regulations. The discontinuation of any of the preferential income tax treatment that we currently enjoy could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

        In addition, our PRC subsidiaries have received various financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of China with a "de facto management body" within China is considered a PRC resident enterprise. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The State Administration of Taxation, or the SAT, issued a circular in April 2009 and amended it in January 2014, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

        We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of our ADSs or Class A ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

        We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC "resident enterprise" to a foreign enterprise investor, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. In addition, based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or Circular 9, issued on February 3, 2018 by the SAT, which became effective from April 1, 2018, when determining the applicant's status of the "beneficial owner" regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of the applicant's income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See "Taxation—PRC Taxation." As of March 31, 2020, our subsidiaries and our VIEs located in China reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the future, we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

        In February 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an "indirect transfer" by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017.

The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

        We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

        Under PRC laws, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the State Administration for Market Regulation.

        Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries, our VIEs, and their subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries, our VIEs, and their subsidiaries are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries, our VIEs, and their subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries, our VIEs, and their subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, our VIEs, or their subsidiaries, we or our PRC subsidiaries, our VIEs, and their subsidiaries would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative's fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our leased property interest may be defective and our right to lease the properties affected by such defects challenged, which could cause significant disruption to our business.

        Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease several premises in China, some of which the landlords have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

        Some of the ownership certificates or other similar proof of certain leased properties or authorization documents have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the PCAOB and, as such, our investors are deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit report included in this prospectus, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with U.S. laws and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB's inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. On June 4, 2020, the U.S. President issued a memorandum ordering the President's Working Group on Financial Markets to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the United States.

        Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

        As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China's, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and

Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC's list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Kennedy Bill. On July 21, 2020, the U.S. House of Representatives approved its version of the National Defense Authorization Act for Fiscal Year 2021, which contains provisions comparable to the Kennedy Bill. If either of these bills is enacted into law, it would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded "over-the-counter" if the auditor of the registrant's financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States.

Proceedings instituted by the SEC against the "big four" PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

        In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the "big four" PRC-based accounting firms (including our auditors). The Rule 102(e) proceedings initiated by the SEC relate to these firms' inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC laws and specific directives issued by the China Securities Regulatory Commission, or the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

        In January 2014, the administrative judge reached an initial decision that each of these firms should be barred from practicing before the SEC for six months. Thereafter, the accounting firms filed a petition for review of the initial decision, prompting the SEC commissioners to review the initial decision, determine whether there had been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.

        In February 2015, "big four" PRC-based accounting firms (including our auditors) each agreed to censure and pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S. listed companies. The settlement requires the firms to follow detailed procedures and to seek to provide the SEC with access to the Chinese firms' audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

        While we cannot predict if the SEC will further challenge the four China-based accounting firms' compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our Class A ordinary shares from the exchange or the termination of the registration of our Class A ordinary shares under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our Class A ordinary shares in the United States.

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, and could result in delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our shares may be adversely affected. If our independent registered public accounting firm was denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act.

Risks Relating to Our ADSs and This Offering

An active trading market for our Class A ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

        Our ADSs have been approved for listing on the Nasdaq Global Select Market. Prior to the completion of this offering, there has been no public market for our ADSs or our Class A ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs is determined by negotiation between us and the underwriters based upon several factors, and the trading price of our ADSs after this offering could decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

        The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies' securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

        In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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  variations in our revenues, earnings and cash flow;

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  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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  announcements of new services and expansions by us or our competitors;

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  changes in financial estimates by securities analysts;

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  detrimental adverse publicity about us, our services or our industry;

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  additions or departures of key personnel;

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  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

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  actual or potential litigation or regulatory investigations; and

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  regulatory developments affecting us, our customers, suppliers, or our industry.

        Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

        In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

        Our authorized and issued ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares and Class B ordinary shares vote together as a single class except as may otherwise be required by law, and holders of Class A ordinary shares will be entitled to one vote per share while holders of Class B ordinary shares will be entitled to ten votes per share. We will sell ADSs representing Class A ordinary shares in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of the holder, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

        Upon the completion of this offering and the concurrent private placements, Mr. Xiang Li, our chairman and chief executive officer, will beneficially own 355,812,080 ordinary shares representing 73.0% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class voting structure, assuming that the underwriters do not exercise their option to purchase additional ADSs. See "Principal Shareholders." After this offering and the concurrent private placements, Mr. Li will continue to have considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions, or other business combination transactions. This concentration of ownership may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Certain principal shareholders have substantial influence over our key corporate matters and will continue to have such influence following this offering.

        Certain principal shareholders of our company have certain special rights with respect to our key corporate matters, in addition to voting power based on beneficial ownership in our company. Pursuant to our fourth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, Amp Lee Ltd., an entity beneficially owned by Mr. Xiang Li, our chairman and chief executive officer, is entitled to appoint, remove, and replace at least one director, subject to certain conditions. Pursuant to an investor rights agreement dated July 9, 2020 with Inspired Elite Investments Limited, a shareholder of our Series D Preferred Shares and a wholly owned subsidiary of Meituan Dianping, which will become effective upon the completion of this offering, Inspired Elite Investments Limited and certain related entities are entitled to a series of special rights, including the right to appoint, remove, and replace one director, certain consent rights, and right of first refusal on change of control. These special rights enable these principal shareholders to have substantial influence over our key corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial. See "Management—Terms of Directors and Officers" and "Related Party Transactions—Investor Rights Agreement."

Our dual-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.

        Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our Class A ordinary shares.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

        Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be 95,000,000 ADSs (equivalent to 190,000,000 Class A ordinary shares) outstanding immediately after this offering, or 109,250,000 ADSs (equivalent to 218,500,000 Class A ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we, our officers, directors and existing shareholders have agreed not to sell any of our Class A ordinary shares or ADSs or are otherwise subject to similar lock-up restrictions for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See "Underwriting" and "Shares Eligible for Future Sales" for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

        Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of US$8.24 per ADS (assuming that no outstanding options to acquire Class A ordinary shares are exercised). This number represents the difference between (i) our pro forma as adjusted net tangible book value per ADS of US$3.26 as of March 31, 2020, after giving effect to this offering and the concurrent private placements and (ii) the initial public offering price of US$11.50 per ADS. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering and the concurrent private placements, and we may use these proceeds in ways with which you may not agree.

        We have not determined a specific use for a portion of the net proceeds of this offering and the concurrent private placements, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering and the concurrent private placements. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

        A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of "passive" income (the "income test"); or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the current and anticipated value of our assets and composition of our income and assets (taking into account the expected cash proceeds from, and our anticipated market capitalization following, this offering and the concurrent private placements), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

        While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering and the concurrent private placements. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years.

        If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in "Taxation—United States Federal Income Tax Considerations") holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See "Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules."

The approval of the CSRC may be required in connection with this offering under PRC laws.

        The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain how long it will take us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

        Our PRC legal counsel, Han Kun Law Offices, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Global Select Market because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, (ii) the Company established the Leading (Xiamen) Private Equity Investment Co., Ltd., Beijing Leading Automobile Sales Co., Ltd., Shanghai Yizhinan Technology Co., Ltd., Jiangsu Zhixing Financial Leasing Co., Ltd., and Wheels Technology as FIEs by means of direct investment and not through a merger or requisition of the equity or assets of a "PRC domestic company" as such term is defined under the M&A Rule, and (iii) no provision in this regulation clearly classifies contractual arrangements as a type of transaction subject to its regulation. However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

        We will adopt the fourth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. This post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

        Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

Your investment in our ADSs may be impacted if we are encouraged to issue CDRs in the future.

        Currently the PRC central government is proposing new rules that would allow PRC technology companies listed outside China to list on the mainland stock market through the creation of Chinese Depositary Receipts, or CDRs. Once the CDR mechanism is in place, we might consider and be encouraged by the evolving PRC governmental policies to issue CDRs and allow investors to trade our CDRs on PRC stock exchanges. However, there are uncertainties as to whether a pursuit of CDRs in China would bring positive or negative impact on your investment in our ADSs.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

        The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary's right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

        If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

        If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

        Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are a Cayman Islands company and the majority of our assets are located outside of the United States. Substantially all of our operations are conducted in China. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons may be located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

        The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. As we have elected to use this extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act, our financial statements may not be comparable to companies that comply with public company effective dates.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

        Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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  the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

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  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

        As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq listing standards. For example, neither the Companies Law of the Cayman Islands nor our post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Following this offering, we intend to rely on home country practice to be exempted from the corporate governance requirement that we have a minimum of three members in our audit committee. As a result of this and other home country practices we may follow in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq listing standards applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares represented by your ADSs are voted.

        Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your voting instructions, the depositary may still vote in accordance with the instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become a registered holder of such shares prior to the record date for the general meeting. Under our fourth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven days.

        When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary sufficient prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the Class A ordinary shares represented by your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, except in limited circumstances, which could adversely affect your interests.

        Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders' meetings unless:

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  we have failed to timely provide the depositary with notice of meeting and related voting materials;

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  we have instructed the depositary that we do not wish a discretionary proxy to be given;

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  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

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  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

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  the voting at the meeting is to be made on a show of hands.

        The effect of this discretionary proxy is that if you do not vote at shareholders' meetings, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

        Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

        The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. These arbitration provisions govern such dispute or difference and do not, in any event, preclude you from pursuing claims under the Securities Act or the Exchange Act in state or federal courts. See "Description of American Depositary Shares" for more information.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

        The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Global Select Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002

and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

        In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify some of these forward-looking statements by words or phrases such as "may," "might," "will," "would," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

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  our goals and strategies;

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  our future business development, financial conditions and results of operations;

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  the expected outlook of the automotive market including the NEV market in China;

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  our expectations regarding demand for and market acceptance of our products;

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  our expectations regarding our relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders;

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  competition in our industry;

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  our proposed use of proceeds; and

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  relevant government policies and regulations relating to our industry.

        These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Prospectus Summary—Our Challenges," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Regulation" and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

        This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The automotive market or any segment thereof may not grow at the rate projected by market data, or at all. Failure of these markets or segments to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly evolving nature of the NEV industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$1,041.2 million, or approximately US$1,198.6 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, as well as net proceeds of approximately US$380.0 from the concurrent private placements.

        The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering and the concurrent private placements as follows:

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  approximately 50% for capital expenditures, as we estimate that our capital expenditures for the next three years will be approximately RMB10.4 billion (US$1.5 billion), which are expected to be financed through net proceeds from this offering and the concurrent private placements, existing cash on hand, and cash from sales of vehicles;

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  approximately 40% for research and development of new products; and

  •
  the balance for general corporate purposes and working capital.

        The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering and the concurrent private placements. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering and the concurrent private placements. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering and the concurrent private placements differently than as described in this prospectus. See "Risk Factors—Risks Relating to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and the concurrent private placements, and we may use these proceeds in ways with which you may not agree."

        Pending any use described above, we plan to invest the net proceeds from this offering and the concurrent private placements in short-term, interest-bearing, debt instruments or demand deposits.

        In using the proceeds of this offering and the concurrent private placements, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to our variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

 DIVIDEND POLICY

        Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay our debts as they fall due in the ordinary course of business. In addition, our shareholders may declare a dividend by ordinary resolution, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends on our Class A ordinary shares, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors our board of directors may deem relevant.

        We do not expect to pay any cash dividends on our Class A ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Regulations—Regulations on Dividend Distribution."

        If we pay any dividends on our Class A ordinary shares, we will pay those dividends that are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to holders of ADSs in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

 CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2020:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect (i) the termination of warrants issued during our Series B-3 financing and Series C financing, (ii) the automatic conversion of all of our issued and outstanding Series Pre-A, A-1, A-2, A-3, B-1, B-2, B-3, and C preferred shares (other than those beneficially owned by Mr. Xiang Li) into 825,395,816 Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering, and (iii) the redesignation of all preferred and ordinary shares beneficially owned by Mr. Xiang Li into 344,446,998 Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect (i) the termination of warrants issued during our Series B-3 financing and Series C financing, (ii) the issuance of Series D preferred shares, (iii) the automatic conversion of all of our issued and outstanding Series Pre-A, A-1, A-2, A-3, B-1, B-2, B-3, C, and D preferred shares (other than those beneficially owned by Mr. Xiang Li) into 1,045,789,275 Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering, (iv) the redesignation of all preferred and ordinary shares beneficially owned by Mr. Xiang Li into 355,812,080 Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (v) the sale of Class A ordinary shares in the form of ADSs by us in this offering at the initial public offering price of US$11.50 per ADS, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs, and (vi) the sale of 66,086,955 Class A ordinary shares in the concurrent private placements at the initial public offering price of US$11.50 per ADS.

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2020
	Actual		Pro Forma		Pro Forma As Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Mezzanine equity:
Series Pre-A convertible redeemable preferred shares (US$0.0001 par value; 50,000,000 authorized, issued and outstanding; none issued and outstanding on a pro-forma basis)	428,075	60,456	—	—	—	—
Series A-1 convertible redeemable preferred shares (US$0.0001 par value; 129,409,092 authorized, issued and outstanding; none issued and outstanding on a pro-forma basis)	980,163	138,425	—	—	—	—

	As of March 31, 2020
	Actual		Pro Forma		Pro Forma As Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Series A-2 convertible redeemable preferred shares (US$0.0001 par value; 126,771,562 authorized, issued and outstanding; none issued and outstanding on a pro-forma basis)	1,085,537	153,307	—	—	—	—
Series A-3 convertible redeemable preferred shares (US$0.0001 par value; 65,498,640 authorized, issued and outstanding; none issued and outstanding on a pro-forma basis)	630,397	89,029	—	—	—	—
Series B-1 convertible redeemable preferred shares (US$0.0001 par value; 115,209,526 authorized, issued and outstanding; none issued and outstanding on a pro-forma basis)	1,386,221	195,772	—	—	—	—
Series B-2 convertible redeemable preferred shares (US$0.0001 par value; 55,804,773 authorized, issued and outstanding; none issued and outstanding on a pro-forma basis)	727,477	102,739	—	—	—	—
Series B-3 convertible redeemable preferred shares (US$0.0001 par value; 119,950,686 shares authorized, issued and outstanding; none issued and outstanding on a pro-forma basis)	1,561,455	220,520	—	—	—	—
Series C convertible redeemable preferred shares (US$0.0001 par value; 267,198,535 shares authorized, issued and outstanding; none issued and outstanding on a pro-forma basis)	3,837,207	541,917	—	—	—	—

Total mezzanine equity	10,636,532	1,502,165	—	—	—	—

Shareholders' (deficit)/equity:
Class A Ordinary shares (US$0.0001 par value; 3,830,157,186 shares authorized and 15,000,000 shares issued and outstanding; 840,395,816 shares issued and outstanding on a pro-forma basis)	10	1	595	82	932	132

	As of March 31, 2020
	Actual		Pro Forma		Pro Forma As Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Class B Ordinary shares (US$0.0001 par value; 240,000,000 shares authorized, issued and outstanding; 344,446,998 shares authorized, issued and outstanding on a pro-forma basis)	155	22	229	34	237	36
Additional paid-in capital	—	—	11,877,530	1,677,428	25,835,125	3,648,614
Accumulated other comprehensive income	10,456	1,476	10,456	1,476	10,456	1,476
Accumulated deficit	(5,923,972)	(836,625)	(5,896,753)	(832,781)	(5,896,753)	(832,781)

Total shareholders' (deficit)/equity	(5,913,351)	(835,126)	5,992,057	846,239	19,949,997	2,817,477

Total mezzanine equity and shareholders' (deficit)/equity	4,723,181	667,039	5,992,057	846,239	19,949,997	2,817,477

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of March 31, 2020 was US$571.9 million, or US$2.24 per ordinary share and US$4.48 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting pro forma as adjusted net tangible book value per ADS (which represents net tangible book value per share after giving effect to (i) the termination of warrants issued during our Series B-3 financing and Series C financing, (ii) the issuance of Series D preferred shares, (iii) the automatic conversion of all of our issued and outstanding Series Pre-A, A-1, A-2, A-3, B-1, B-2, B-3, C, and D preferred shares (other than those beneficially owned by Mr. Xiang Li) into 1,045,789,275 Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering, (iv) the redesignation of all preferred and ordinary shares beneficially owned by Mr. Xiang Li into 355,812,080 Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (v) the sale of Class A ordinary shares in the form of ADSs by us in this offering at the initial public offering price of US$11.50 per ADS, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs, and (vi) the sale of 66,086,955 Class A ordinary shares in the concurrent private placements) from the initial public offering price of US$11.50 per ADS. Because Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

        Without taking into account any other changes in net tangible book value after March 31, 2020, other than to give effect to (i) the termination of warrants issued during our Series B-3 financing and Series C financing, (ii) the issuance of Series D preferred shares, (iii) the automatic conversion of all of our issued and outstanding Series Pre-A, A-1, A-2, A-3, B-1, B-2, B-3, C, and D preferred shares (other than those beneficially owned by Mr. Xiang Li) into 1,045,789,275 Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering, (iv) the redesignation of all preferred and ordinary shares beneficially owned by Mr. Xiang Li into 355,812,080 Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (v) the sale of Class A ordinary shares in the form of ADSs by us in this offering at the initial public offering price of US$11.50 per ADS, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs, and (vi) the sale of 66,086,955 Class A ordinary shares in the concurrent private placements at the initial public offering price of US$11.50 per ADS, our pro forma as adjusted net tangible book value as of March 31, 2020 would have been US$2,722.3 million, or US$1.63 per ordinary share and US$3.26 per ADS. This represents an immediate decrease in net tangible book value of US$0.61 per ordinary share and US$1.22 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$4.12 per ordinary share and US$8.24 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Initial public offering price	US$5.75	US$	11.50
Net tangible book value as of March 31, 2020	US$2.24	US$	4.48
Pro forma net tangible book value after giving effect to the termination of warrants issued during Series B-3 financing and Series C financing, the automatic conversion of our preferred shares as of March 31, 2020, and the redesignation of all preferred and ordinary shares beneficially owned by Mr. Xiang Li into Class B ordinary shares	US$0.63	US$	1.26
Pro forma as adjusted net tangible book value after giving effect to the termination of warrants issued during Series B-3 financing and Series C financing, the issuance of Series D preferred shares, the automatic conversion of all of outstanding preferred shares as of March 31, 2020, the redesignation of all preferred and ordinary shares beneficially owned by Mr. Xiang Li into Class B ordinary shares, the sale of Class A ordinary shares in the concurrent private placement, and the completion of this offering	US$1.63	US$	3.26
Amount of dilution in net tangible book value to new investors in this offering	US$4.12	US$	8.24

        The pro forma as adjusted information discussed above is illustrative only.

        The following table summarizes, on a pro forma as adjusted basis as of March 31, 2020, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased
			Total Consideration			Average Price Per Ordinary Share
								Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	1,416,601,355	84.7%	US$	2,091,520,982	58.7%	US$	1.48	US$	2.96
Concurrent private placement investors	66,086,955	4.0%	US$	380,000,000	10.7%	US$	5.75	US$	11.50
New investors	190,000,000	11.3%	US$	1,092,500,000	30.6%	US$	5.75	US$	11.50

Total	1,672,688,310	100.0%	US$	3,564,020,982	100.0%

        The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of March 31, 2020, there were 54,752,000 Class A ordinary shares issuable upon exercise of outstanding share options at an average weighted exercise price of US$0.1 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability,

  •
  an effective judicial system,

  •
  a favorable tax system,

  •
  the absence of foreign exchange control or currency restrictions, and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors, and shareholders, be arbitrated.

        Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. All of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

        Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided that such judgment (i) is final and conclusive, (ii) is not in the nature of taxes, a fine, or a penalty; and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

        Han Kun Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this prospectus. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law before a PRC court against a company for disputes relating to contracts or other property interests, and the PRC court may accept a cause of action based on the laws or the parties' express mutual agreement in contracts choosing PRC courts for dispute resolution if such foreign shareholders can establish sufficient nexus to China for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case and that there must be a concrete claim, a factual basis, and a cause for the case. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies. However, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or Class A ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

 CORPORATE HISTORY AND STRUCTURE

        We established Beijing CHJ and commenced our operations in April 2015.

        In April 2017, we incorporated CHJ Technologies Inc. under the laws of the Cayman Islands as our offshore holding company to facilitate offshore financing, which later changed its name to Leading Ideal Inc. in April 2019 and further to Li Auto Inc. in July 2020.

        In May 2017, Li Auto Inc. established Leading Ideal HK Limited, formerly known as CHJ Technologies (Hong Kong) Limited, as its intermediary holding company. In December 2017, Leading Ideal HK Limited established a wholly-owned PRC subsidiary, Wheels Technology, to engage in the research and development of smart connectivity functions and ADAS as well as general administration of the group. Leading Ideal HK Limited later established wholly-owned PRC subsidiaries to serve various functions, including Leading (Xiamen) Private Equity Investment Co., Ltd. and Beijing Leading Automobile Sales Co., Ltd.

        In December 2018, we acquired Chongqing Lifan Automobile Co., Ltd., and later changed its name to Chongqing Zhizao Automobile Co., Ltd.

        In July 2019, Li Auto Inc. gained control over Beijing CHJ through Wheels Technology by entering into a series of contractual arrangements with Beijing CHJ and its shareholders. The contractual arrangements with Beijing CHJ were subsequently amended and restated primarily to reflect changes in the shareholding in Beijing CHJ, most recently in May 2020. Wheels Technology also entered into a series of contractual arrangements with Xindian Information and its shareholders in April 2019.

        In October 2019, Beijing CHJ established Chongqing Lixiang Automobile Co., Ltd., which is currently listed in the catalog of vehicle manufacturers of the MIIT.

        In December 2019, we disposed of all of our equity interests in Chongqing Zhizao Automobile Co., Ltd.

        The following diagram illustrates our corporate structure, including our principal subsidiaries and our VIEs, as of the date of this prospectus:

Note:

(1)
Includes direct ownership of 33.3% equity interest and indirect ownership of 66.7% equity interest through an intermediate holding company.

Contractual Arrangements with Our VIEs and Their Shareholders

        Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Li Auto Inc. is an exempted company with limited liability incorporated in the Cayman Islands. Wheels Technology is our PRC subsidiary and an FIE under the PRC laws. To comply with PRC laws and regulations, we primarily conduct our business in China through Beijing CHJ and Xindian Information, our VIEs in China, based on a series of contractual arrangements by and among Wheels Technology, our VIEs, and their respective shareholders.

        Our contractual arrangements with our VIEs and their respective shareholders allow us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by the PRC laws.

        As a result of our direct ownership in Wheels Technology and the contractual arrangements with our VIEs, we are regarded as the primary beneficiary of our VIEs, and we treat our VIEs and their subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

        The following is a summary of the currently effective contractual arrangements by and among Wheels Technology, our VIEs, and their respective shareholders.

Agreements that provide us with effective control over our VIEs

        Powers of Attorney and Business Operation Agreement.    Pursuant to the respective power of attorney entered into in May 2020, each shareholder of Beijing CHJ irrevocably authorized Wheels Technology to act as his or her attorney in-fact to exercise all of his or her rights as a shareholder of

Beijing CHJ, including the right to convene shareholder meetings, the right to vote and sign any resolution as a shareholder, the right to appoint directors, supervisors, and officers, and the right to sell, transfer, pledge, and dispose of all or a portion of the equity interest held by such shareholder. These powers of attorney will remain in force for 10 years. Upon request by Wheels Technology, each shareholder of Beijing CHJ shall extend the term of its authorization prior to its expiration.

        Pursuant to the business operation agreement entered into in April 2019 by and among Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information, Xindian Information will not take any action that may have a material adverse effect on its assets, businesses, human resources, rights, obligations, or business operations without prior written consent of Wheels Technology. Xindian Information and its shareholders further agreed to accept and strictly follow Wheels Technology's instructions relating to Xindian Information's daily operations, financial management, and election of directors appointed by Wheels Technology. The shareholders of Xindian Information agree to transfer any dividends or any other income or interests they receive as the shareholders of Xindian Information immediately and unconditionally to Wheels Technology. Unless Wheels Technology terminates this agreement in advance, this agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology prior to its expiration. Xindian Information and its shareholders have no right to terminate this agreement unilaterally. Pursuant to the business operation agreement, each shareholder of Xindian Information has executed a power of attorney in April 2019 to irrevocably authorized Wheels Technology to act as his or her attorney- in-fact to exercise all of his or her rights as a shareholder of Xindian Information. The terms of these powers of attorney are substantially similar to the powers of attorney executed by the shareholders of Beijing CHJ described above.

        Spousal Consent Letters.    Spouses of nine shareholders of Beijing CHJ, who collectively hold 79.3% of equity interests in Beijing CHJ, have each signed a spousal consent letter. Each signing spouse of the relevant shareholder acknowledges that the equity interests in Beijing CHJ held by the relevant shareholder of Beijing CHJ are the personal assets of that shareholder and not jointly owned by the married couple. Each signing spouse also has unconditionally and irrevocably disclaimed his or her rights to the relevant equity interests and any associated economic rights or interests to which he or she may be entitled pursuant to applicable laws, and has undertaken not to make any assertion of rights to such equity interests and the underlying assets. Each signing spouse has agreed and undertaken that he or she will not carry out in any circumstances any conducts that are contradictory to the contractual arrangements and the spousal consent letter.

        Spouses of nine shareholders of Xindian Information, who collectively hold 98.1% equity interests in Xindian Information, have each signed a spousal consent letter, which includes terms substantially similar to the spousal consent letter relating to Beijing CHJ described above.

        Equity Pledge Agreements.    Pursuant to the equity pledge agreement entered into in May 2020 by and between Wheels Technology and the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have agreed to pledge 100% of equity interests in Beijing CHJ to Wheels Technology to guarantee the performance by the shareholders of their obligations under the equity option agreement and the power of attorney, as well as the performance by Beijing CHJ of its obligations under the equity option agreement, the power of attorney, and payment of service fees to Wheels Technology under the exclusive consultation and service agreement. In the event of a breach by Beijing CHJ or any shareholder of contractual obligations under the equity pledge agreement, Wheels Technology, as pledgee, will have the right to dispose of the pledged equity interests in Beijing CHJ and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing CHJ also have undertaken that, without prior written consent of Wheels Technology, they will not dispose of, create, or allow any encumbrance on the pledged equity interests.

        In April 2019, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an equity pledge agreement, which includes terms substantially similar to the equity pledge agreement relating to Beijing CHJ described above.

        We have completed the registration of the equity pledge relating to Xindian Information and Beijing CHJ with the respective competent office of the State Administration for Market Regulation in accordance with the PRC Property Law.

Agreements that allow us to receive economic benefits from our VIEs

        Exclusive Consultation and Service Agreements.    Pursuant to the exclusive consultation service agreement entered into in May 2020 by and between Wheels Technology, and Beijing CHJ, Wheels Technology has the exclusive right to provide Beijing CHJ with software technology development, technology consulting, and technical services required by Beijing CHJ's business. Without Wheels Technology' prior written consent, Beijing CHJ cannot accept any same or similar services subject to this agreement from any third party. Beijing CHJ agrees to pay Wheels Technology an annual service fee at an amount that is equal to 100% of its quarterly net income or an amount that is adjusted in accordance with Wheels Technology' sole discretion for the relevant quarter and also the mutually-agreed amount for certain other technical services, both of which should be paid within 10 days after Wheels Technology sends invoice within 30 days after the end of the relevant calendar quarter. Wheels Technology has exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. To guarantee Beijing CHJ's performance of its obligations thereunder, the shareholders have agreed to pledge their equity interests in Beijing CHJ to Wheels Technology pursuant to the equity pledge agreement. The Exclusive Consultation and Service Agreement will remain effective for 10 years, unless otherwise terminated by Wheels Technology. Upon request by Wheels Technology, the term of this agreement can be renewed prior to its expiration.

        In April 2019, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an exclusive consultation and service agreement, which includes terms substantially similar to the Exclusive Consultation and Service Agreement relating to Beijing CHJ described above.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIEs

        Equity Option Agreements.    Pursuant to the equity option agreement in May 2020 by and between Wheels Technology, Beijing CHJ, and each of the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have irrevocably granted Wheels Technology an exclusive option to purchase all or part of their equity interests in Beijing CHJ, and Beijing CHJ has irrevocably granted Wheels Technology an exclusive option to purchase all or part of its assets. Wheels Technology or its designated person may exercise such options to purchase equity interests at the lower of the amount of their respective paid-in capital in Beijing CHJ and the lowest price permitted under applicable PRC laws. Wheels Technology or its designated person may exercise the options to purchase assets at the lowest price permitted under applicable PRC laws. The shareholders of Beijing CHJ have undertaken that, without Wheels Technology's prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in Beijing CHJ, (ii) create any pledge or encumbrance on their equity interests in Beijing CHJ, (iii) change Beijing CHJ's registered capital, (iv) merge Beijing CHJ with any other entity, (v) dispose of Beijing CHJ's material assets (except in the ordinary course of business), or (vi) amend Beijing CHJ's articles of association. The equity option agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology.

        In April 2019, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an equity option agreement, which includes terms substantially similar to the equity option agreement relating to Beijing CHJ described above.

        In the opinion of Han Kun Law Offices, our PRC legal counsel:

  •
  the ownership structures of our VIEs in China and Wheels Technology, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and

  •
  the contractual arrangements among our company, Wheels Technology, our VIEs, and their respective shareholders governed by PRC law are valid, binding, and enforceable, and will not result in any violation of applicable PRC laws.

        However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See "Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations." and "Risk Factors—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations."

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated statements of comprehensive loss data and selected consolidated cash flow data for the years ended December 31, 2018 and 2019 and selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of comprehensive loss data and selected consolidated cash flow data for the three months ended March 31, 2019 and 2020 and selected consolidated balance sheets data as of March 31, 2020 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and results of operations for the periods presented. You should read this "Selected Consolidated Financial Data" section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results of operations are not necessarily indicative of results of operations expected for future periods.

        The following table presents our selected consolidated statements of comprehensive loss data for the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Loss Data:
Revenues:
—Vehicle sales	—	280,967	39,680	—	841,058	118,780
—Other sales and services	—	3,400	480	—	10,617	1,499

Total revenues	—	284,367	40,160	—	851,675	120,279

Cost of sales:
—Vehicle sales	—	(279,555)	(39,481)	—	(769,996)	(108,744)
—Other sales and services	—	(4,907)	(693)	—	(13,391)	(1,891)

Total cost of sales	—	(284,462)	(40,174)	—	(783,387)	(110,635)

Gross (loss)/profit	—	(95)	(14)	—	68,288	9,644

Operating expenses:
—Research and development	(793,717)	(1,169,140)	(165,114)	(208,587)	(189,690)	(26,789)
—Selling, general and administrative	(337,200)	(689,379)	(97,359)	(113,376)	(112,761)	(15,925)

Total operating expenses	(1,130,917)	(1,858,519)	(262,473)	(321,963)	(302,451)	(42,714)

Loss from operations	(1,130,917)	(1,858,614)	(262,487)	(321,963)	(234,163)	(33,070)
Other (expense)/income	(34,379)	(559,260)	(78,983)	(30,889)	142,677	20,149

Loss before income tax expense	(1,165,296)	(2,417,874)	(341,470)	(352,852)	(91,486)	(12,921)

Net loss	(1,532,318)	(2,438,536)	(344,388)	(358,361)	(77,113)	(10,891)

Net loss attributable to ordinary shareholders of Li Auto Inc.	(1,849,638)	(3,281,607)	(463,452)	(480,739)	(233,732)	(33,010)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	255,000,000	255,000,000	255,000,000	255,000,000	255,000,000	255,000,000
Net loss per share attributable to ordinary shareholders
Basic and diluted	(7.25)	(12.87)	(1.82)	(1.88)	(0.91)	(0.13)
Net loss	(1,532,318)	(2,438,536)	(344,388)	(358,361)	(77,113)	(10,891)

Total other comprehensive income/(loss), net of tax	12,954	2,851	403	(5,220)	(5,088)	(719)

Total comprehensive loss, net of tax	(1,519,364)	(2,435,685)	(343,985)	(363,581)	(82,201)	(11,610)

Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.	(1,836,684)	(3,278,756)	(463,049)	(485,959)	(238,820)	(33,729)

        The following table presents our selected consolidated balance sheets data as of the dates indicated.

	As of December 31,
				As of March 31, 2020
	2018	2019
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	70,192	1,296,215	183,061	1,054,352	148,903
Restricted cash	25,000	140,027	19,776	6,296	889
Time deposits and short-term investments	859,913	2,272,653	320,960	2,351,185	332,051
Total assets	5,780,940	9,513,422	1,343,550	9,351,533	1,320,689
Total liabilities	2,977,676	4,932,291	696,572	4,628,352	653,650
Total mezzanine equity	5,199,039	10,255,662	1,448,375	10,636,532	1,502,165
Total shareholders' (deficit)/equity	(2,395,775)	(5,674,531)	(801,397)	(5,913,351)	(835,126)
Total liabilities, mezzanine equity and shareholders' (deficit)/equity	5,780,940	9,513,422	1,343,550	9,351,533	1,320,689

        The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(1,346,805)	(1,793,710)	(253,323)	(393,324)	(63,007)	(8,899)
Net cash used in investing activities	(191,512)	(2,574,836)	(363,635)	(813,767)	(181,417)	(25,620)
Net cash provided by/(used in) financing activities	1,108,658	5,655,690	798,736	1,797,866	(135,977)	(19,204)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(426,360)	1,340,866	189,365	583,859	(375,741)	(53,065)
Cash, cash equivalents and restricted cash at the beginning of the year/period	521,883	95,523	13,493	95,523	1,436,389	202,857
Cash, cash equivalents and restricted cash at the end of the year/period	95,523	1,436,389	202,858	679,382	1,060,648	149,792

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements."

Overview

        We are an innovator in China's new energy vehicle market. We design, develop, manufacture, and sell premium smart electric SUVs. Through our product, technology, and business model innovation, we provide families with safe, convenient, and cost-effective mobility solutions. We are the first to successfully commercialize EREVs in China. Our first model, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and cutting-edge smart vehicle solutions. We started the volume production of Li ONE in November 2019 and delivered over 10,400 Li ONEs as of June 30, 2020.

Key Factors Affecting Our Results of Operations

        Our business and results of operations are affected by a number of general factors that impact the China automotive industry, including, among others, overall economic growth in China, any increase in per capita disposable income, growth in consumer spending and consumption upgrade, raw material costs, and the competitive environment. They are also affected by a number of factors affecting the China NEV industry, including laws, regulations, and government policies, battery and other new energy technology development, charging infrastructure development, and increasing awareness of the environmental impacts of tailpipe emissions. Unfavorable changes in any of these general factors could adversely affect demand for our vehicles and materially and adversely affect our results of operations.

        While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Our ability to attract orders and achieve delivery targets

        Our results of operations depend significantly on our ability to attract orders from customers and achieve our vehicle delivery targets, both of which impact our sales volume. Appropriate vehicle pricing is essential for us to remain competitive in the China automotive market while preserving our ability to achieve and maintain profitability in the future. When our premium SUVs compete with comparable premium models of other automakers, an attractive price can help boost orders, which in turn may contribute to our sales volume and revenue growth. In addition, it is critical for us to successfully manage production ramp-up and quality control so as to deliver vehicles to customers in adequate volume and high quality. The current COVID-19 pandemic caused a delay in our production ramp-up, which will require us to spend more time and resources, including overtime work arrangements, than originally planned to meet the delivery targets. The temporary closure of our retail stores or delivery and servicing centers in response to the COVID-19 outbreak and the reduced visitor traffic after reopening also had an impact on the timely achievement of our delivery targets. As a new manufacturer of EREVs, we may have challenges in our quality control processes. See "Risk Factors—Risks Relating to Our Business and Industry—Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving." and "Risk Factors—Risks Relating to Our Business and Industry—We may be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects."

Our ability to control production and material costs

        Our cost of sales primarily consists of direct production and material costs. Our future profitability significantly depends on our ability to manufacture our vehicles in an efficient manner. As part of the manufacturing process, we purchase a wide variety of components, raw materials, and other supplies. Due to our adoption of EREV technology, we are able to significantly reduce the battery and body material costs of Li ONE and thus reduce our BOM cost to be comparable to ICE vehicles of a similar class. We expect that our cost of sales will be affected primarily by our production volume. Our cost of sales will also be affected, to a lesser extent, by fluctuations in certain raw material prices, although we typically seek to manage these costs and minimize their volatility through our arrangements with the suppliers. As our business further grows in scale and we establish ourselves as a major player in the China NEV industry, we expect to have higher bargaining power and hence more favorable terms from suppliers, including pricing and payment terms.

Our ability to execute effective marketing

        Our ability to execute effective marketing will affect the growth of our orders. Demand for our vehicles directly affects our sales volume, which in turn contributes to our revenue growth and our ability to achieve and maintain profitability. Vehicle orders may depend, in part, on whether prospective customers find it compelling to purchase our vehicles among competing vehicle models as their first, second, or replacement cars, which in turn depends on prospective customers' perception of our brand. We guide our marketing channel selection and marketing expenditure by precisely analyzing the effectiveness of marketing channels based on our needs at various stages of sales and brand awareness. Effective marketing can help amplify our efforts in boosting vehicle sales with efficient costs.

Our ability to maintain and improve operating efficiency

        Our results of operations are further affected by our ability to maintain and improve our operating efficiency, as measured by our total operating expenses as a percentage of our revenues. This is important to the success of our business and our prospect of gradually achieving profitability. As our business grows, we expect to further improve our operating efficiency and achieve economies of scale.

Impact of COVID-19 on Our Operations and Financial Performance

        Due to the COVID-19 pandemic and the related nationwide precautionary and control measures that were adopted in China starting in January 2020, we postponed the production in our Changzhou manufacturing facility after the Chinese New Year holiday in February 2020, and also experienced short-term delays in our suppliers' delivery of certain raw materials needed for production. As a result of varying levels of travel and other restrictions for public health concerns in various regions of China, we also temporarily postponed the delivery of Li ONE to our customers. Following this temporary closure in February 2020, we reopened a majority of our retail stores and delivery and servicing centers and have resumed vehicle delivery to our customers. We have been coordinating with our suppliers and resuming production in a disciplined and thoughtful manner since March 2020. The delay in our production ramp-up and vehicle delivery has adversely affected our results of operations for the first quarter of 2020.

        Currently, our manufacturing facility has gradually increased its production capacity in accordance with anticipated vehicle delivery based on customer orders, and we have not experienced significant constraints on our supply chain or significant increases in our supply costs as a result of the COVID-19 pandemic. We have launched certain sales initiatives to promote our vehicle sales, but uncertainties remain as to whether and when the market demand can rise back to the pre-pandemic level. We anticipate that the consolidated results of operations for the first half year of 2020 will be adversely affected by the COVID-19 pandemic. In light of the uncertainties in the global market and economic conditions attributable to the COVID-19 pandemic, we will continue to evaluate the nature and extent of the impact of COVID-19 to our financial condition and liquidity. See also "Risk Factors—Risks Relating to Our Business and Industry—Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations."

Key Components of Results of Operations

Revenues

        Our revenues consist of vehicle sales and other sales and services revenues. We began recognizing vehicle sales revenues in December 2019, when we began making deliveries of Li ONEs. We also recognize revenues from peripheral products and services, including embedded products and services of vehicle sales such as charging stalls, vehicle internet connection services, FOTA upgrades, and extended lifetime warranties for initial owners, and standalone services such as our Li Plus Membership.

Cost of sales

        Our cost of sales consists of direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistics costs, and reserves for estimated warranty costs.

Operating Expenses

        Our operating expenses consist of research and development expenses and selling, general and administrative expenses.

  Research and Development Expenses

        Our research and development expenses consist of (i) design and development expenses, primarily including consultation fees and validation and testing fees, (ii) employee compensation for our research and development staff, including salaries, bonuses, and other benefits, (iii) depreciation and amortization expenses of equipment and software for our research and development activities and (iv) rental and other expenses. Research and development costs are expensed as incurred.

  Selling, General and Administrative Expenses

        Our selling, general and administrative expenses consist of (i) employee compensation for employees other than research and development staff, including salaries, bonuses, and other benefits, (ii) marketing and promotional expenses, (iii) rental and related expenses primarily for our offices, retail stores and delivery and servicing centers, (iv) depreciation and amortization expenses primarily relating to leasehold improvements, factory buildings, facilities and equipment before the start of production and (v) office supplies and other expenses.

Interest Expense

        Interest expense represents accrued interest with respect to our indebtedness, including convertible debt, financing lease for our manufacturing facility, secured note payable, and short-term borrowings.

Investment Income, net

        Investment income primarily consists of gains from short-term investments and fair value change of long-term investments.

Foreign Exchange (Losses)/Gains, Net

        Foreign exchange (losses)/gains, net, represent losses or gains resulting from the fluctuations in foreign exchange rates.

Share of Losses of Equity Method Investees

        Share of losses of equity method investees primarily consists of our share of losses of a joint venture investee.

Change in fair value of warrants and derivative liabilities

        Change in fair value of warrants and derivative liabilities consists of fair value change of the warrants issued during our Series B-3 financing and Series C financing and the conversion feature bifurcated from our preferred shares.

Taxation

Cayman Islands

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

        Our subsidiary incorporated in Hong Kong, Leading Ideal HK Limited, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, our subsidiary in Hong Kong is exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our subsidiary in Hong Kong to us are not subject to any Hong Kong withholding tax.

China

        Beijing CHJ is qualified as a high and new technology enterprise under the PRC Enterprise Income Tax Law and is eligible for a preferential enterprise income tax rate of 15%, while other PRC companies are subject to enterprise income tax at a uniform rate of 25%. The enterprise income tax is calculated based on an entity's global income as determined under PRC tax laws and accounting standards.

        Our vehicles sales are subject to value-added tax at a rate of 13%, less the value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC laws.

        Dividends paid by our PRC subsidiaries in China to our Hong Kong subsidiary will be subject to a withholding tax rate of 10%, unless the Hong Kong subsidiary satisfies all the requirements under the Arrangement Between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and receives approval from the relevant tax authority, in which case dividends paid to the Hong Kong subsidiary will be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the aforementioned approval requirement had been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and to settle overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

        If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a "resident enterprise" under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See "Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Revenues:
—Vehicle sales	—	280,967	39,680	—	841,058	118,780
—Other sales and services	—	3,400	480	—	10,617	1,499

Total revenues	—	284,367	40,160	—	851,675	120,279

Cost of sales:
—Vehicle sales	—	(279,555)	(39,481)	—	(769,996)	(108,744)
—Other sales and services	—	(4,907)	(693)	—	(13,391)	(1,891)

Total cost of sales	—	(284,462)	(40,174)	—	(783,387)	(110,635)

Gross (loss)/profit	—	(95)	(14)	—	68,288	9,644

Operating expenses:
—Research and development	(793,717)	(1,169,140)	(165,114)	(208,587)	(189,690)	(26,789)
—Selling, general and administrative	(337,200)	(689,379)	(97,359)	(113,376)	(112,761)	(15,925)

Total operating expenses	(1,130,917)	(1,858,519)	(262,473)	(321,963)	(302,451)	(42,714)

Loss from operations	(1,130,917)	(1,858,614)	(262,487)	(321,963)	(234,163)	(33,070)
Other income/(expense)
Interest expense	(63,467)	(83,667)	(11,816)	(19,937)	(19,635)	(2,773)
Interest income	3,582	30,256	4,273	3,703	7,595	1,073
Investment income/(losses), net	68,135	49,375	6,973	(1,579)	(23,770)	(3,357)
Share of losses of equity method investees	(35,826)	(162,725)	(22,981)	(2,686)	(420)	(59)
Foreign exchange (losses)/gains, net	(3,726)	31,977	4,516	(866)	1,970	278
Changes in fair value of warrants and derivative liabilities	—	(426,425)	(60,223)	(9,514)	176,283	24,896
Others, net	(3,077)	1,949	275	(10)	654	91

Loss before income tax expense	(1,165,296)	(2,417,874)	(341,470)	(352,852)	(91,486)	(12,921)

Net loss	(1,532,318)	(2,438,536)	(344,388)	(358,361)	(77,113)	(10,891)

Three Months Ended March 31, 2020 Compared to Three Months Ended March 31, 2019

  Revenues

        We began generating revenues in December 2019, when we began making deliveries of Li ONEs. We recorded RMB841.1 million (US$118.8 million) of vehicle sales revenues and RMB10.6 million (US$1.5 million) of other sales and services revenues for the three months ended March 31, 2020.

  Cost of Sales

        Our cost of sales was RMB783.4 million (US$110.6 million) for the three months ended March 31, 2020, primarily consisting of BOM costs, production costs, and reserves for estimated warranty costs in connection with sales of Li ONEs.

  Gross Profit

        As a result of the foregoing, we generated gross profit of RMB68.3 million (US$9.6 million) for the three months ended March 31, 2020.

  Research and Development Expenses

        Our research and development expenses decreased by 9.1% from RMB208.6 million for the three months ended March 31, 2019 to RMB189.7 million (US$26.8 million) for the three months ended March 31, 2020, primarily attributable to a decrease in design and development expenses from RMB83.2 million to RMB54.7 million (US$7.7 million) due to higher validation and testing fees that we incurred in the three months ended March 31, 2019 to prepare for the production of Li ONE, partially offset by (i) an increase in employee compensation expenses from RMB109.1 million to RMB113.9 million (US$16.1 million) due to our headcount growth, and (ii) an increase in depreciation and amortization expenses from RMB6.5 million to RMB10.4 million (US$1.5 million) due to an increase in our research and development equipment and facilities, both of which were in line with the expansion of our research and development department.

  Selling, General and Administrative Expenses

        Our selling, general and administrative expenses was RMB112.8 million (US$15.9 million) for the three months ended March 31, 2020, compared to RMB113.4 million for the three months ended March 31, 2019. Expenses related to our Changzhou manufacturing facility had been included in selling, general and administrative expenses prior to the start of production and were included in manufacturing costs of vehicles afterwards. The decreases were partially offset by the increased expenses related to the expansion of our network of retail stores and delivery and servicing centers.

  Loss from Operations

        As a result of the foregoing, we incurred an operating loss of RMB234.2 million (US$33.1 million) for the three months ended March 31, 2020, compared with an operating loss of RMB322.0 million for the three months ended March 31, 2019.

  Interest Expense

        Our interest expense remained relatively stable at RMB19.6 million (US$2.8 million) for the three months ended March 31, 2020, as compared to RMB19.9 million for the three months ended March 31, 2019.

  Investment Losses, Net

        Our net investment losses increased significantly from RMB1.6 million for the three months ended March 31, 2019 to RMB23.8 million (US$3.4 million) for the three months ended March 31, 2020, primarily attributable to a decrease in the value of certain equity securities we held as investment.

  Share of Losses of Equity Method Investees

        Our share of losses of equity method investees decreased significantly from RMB2.7 million for the three months ended March 31, 2019 to RMB0.4 million (US$59 thousand) for the three months ended March 31, 2020. The amount for the three months ended March 31, 2019 was primarily attributable to our equity stake in a joint venture investee, and we did not incur share of losses of that investee in the three months ended March 31, 2020 as the carrying value of that investment had been reduced to zero.

  Foreign Exchange (Losses)/Gains, Net

        We recorded net foreign exchange gains of RMB2.0 million (US$0.3 million) for the three months ended March 31, 2020, compared with net foreign exchange losses of RMB0.9 million for the three months ended March 31, 2019, primarily attributable to fluctuations in foreign exchange rates.

  Change in Fair Value of Warrants and Derivative Liabilities

        We recorded RMB176.3 million (US$24.9 million) of fair value gain of warrants and derivative liabilities for the three months ended March 31, 2020, compared with RMB9.5 million of fair value loss of warrants and derivative liabilities for the three months ended March 31, 2019, primarily attributable to the change in the fair value of our company.

  Net Loss

        As a result of the foregoing, we incurred net loss of RMB77.1 million (US$10.9 million) for the three months ended March 31, 2020, compared with net loss of RMB358.4 million for the three months ended March 31, 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

  Revenues

        We began generating revenues in December 2019, when we began making deliveries of Li ONEs. We recorded RMB281.0 million (US$39.7 million) of vehicle sales revenues and RMB3.4 million (US$0.5 million) of other sales and services revenues in 2019.

  Cost of Sales

        Our cost of sales was RMB284.5 million (US$40.2 million) in 2019, primarily consisting of BOM costs, production costs, and reserves for estimated warranty costs in connection with sales of Li ONEs.

  Gross Loss

        As a result of the foregoing, we incurred gross loss of RMB0.1 million (US$14 thousand) in 2019.

  Research and Development Expenses

        Our research and development expenses increased by 47.3% from RMB793.7 million in 2018 to RMB1.2 billion (US$165.1 million) in 2019, primarily attributable to (i) an increase in design and development expenses from RMB423.7 million to RMB603.3 million (US$85.2 million) due to the increase in validation and testing fees as we prepared for and commenced production of Li ONE in 2019 and (ii) an increase in employee compensation expenses from RMB311.2 million to RMB461.9 million (US$65.2 million) in line with the expansion of our research and development department.

  Selling, General and Administrative Expenses

        Our selling, general and administrative expenses increased significantly from RMB337.2 million in 2018 to RMB689.4 million (US$97.4 million) in 2019, primarily attributable to (i) an increase in marketing and promotional expenses from RMB35.1 million to RMB176.4 million (US$24.9 million) mainly due to the increased number of test-drive vehicles and showroom vehicles with the expansion of our retail stores, (ii) an increase in employee compensation expenses from RMB171.9 million to RMB238.4 million (US$33.7 million) due to an increase in the number of relevant employees, and (iii) an increase in rental and related expenses from RMB13.7 million to RMB78.9 million (US$11.1 million) due to the expansion of our network of retail stores and delivery and servicing centers.

  Loss from Operations

        As a result of the foregoing, we incurred an operating loss of RMB1.9 billion (US$262.5 million) in 2019, compared with RMB1.1 billion in 2018.

  Interest Expense

        Our interest expense increased by 31.8% from RMB63.5 million in 2018 to RMB83.7 million (US$11.8 million) in 2019, primarily attributable to an increase in our indebtedness in 2019 including convertible promissory notes in an aggregate principal amount of US$25.0 million issued in the first quarter of 2019 and amortized debt discount of secured note payable.

  Investment Income, Net

        Our net investment income decreased significantly from RMB68.1 million in 2018 to RMB49.4 million (US$7.0 million) in 2019, primarily attributable to a decrease in the scale of our investments in wealth management products, partially offset by an increase in the fair value change of long-term investments.

  Share of Losses of Equity Method Investees

        Our share of losses of equity method investees increased significantly from RMB35.8 million in 2018 to RMB162.7 million (US$23.0 million) in 2019, primarily attributable to our equity stake in a joint venture investee, which incurred higher loss in 2019 due to research and business developments.

  Foreign Exchange (Losses)/Gains, Net

        We recorded net foreign exchange gains of RMB32.0 million (US$4.5 million) in 2019, compared with net foreign exchange losses of RMB3.7 million in 2018, primarily attributable to fluctuations in foreign exchange rates in 2019.

  Change in Fair Value of Warrants and Derivative Liabilities

        We recorded RMB426.4 million (US$60.2 million) of loss from the fair value change of warrants and derivative liabilities in 2019, attributable to an increase in the fair value of our warrants and derivative liabilities driven by the increase in the fair value of our company.

  Net Loss

        As a result of the foregoing, we incurred net loss of RMB2.4 billion (US$344.4 million) in 2019, compared with RMB1.5 billion in 2018.

Selected Quarterly Results of Operations

        The following table sets forth our selected unaudited consolidated statements of comprehensive loss data for each of the five quarters from January 1, 2019 to March 31, 2020. The selected unaudited quarterly financial data set forth below has been prepared on the same basis as our audited annual consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and results of operations for the periods presented. Our historical results of operations are not necessarily indicative of results of operations expected for future periods. The following selected unaudited quarterly financial data is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Revenues:
—Vehicle sales	—	—	—	280,967	841,058
—Other sales and services	—	—	—	3,400	10,617

Total revenues	—	—	—	284,367	851,675

Cost of sales:
—Vehicle sales	—	—	—	(279,555)	(769,996)
—Other sales and services	—	—	—	(4,907)	(13,391)

Total cost of sales	—	—	—	(284,462)	(783,387)

Gross (loss)/profit	—	—	—	(95)	68,288

Operating expenses:
—Research and development	(208,587)	(278,721)	(331,320)	(350,512)	(189,690)
—Selling, general and administrative	(113,376)	(137,440)	(193,934)	(244,629)	(112,761)

Total operating expenses	(321,963)	(416,161)	(525,254)	(595,141)	(302,451)

Loss from operations	(321,963)	(416,161)	(525,254)	(595,236)	(234,163)
Other income/(expense)	(30,889)	(246,882)	(154,236)	(127,253)	142,677

Loss before income tax expense	(352,852)	(663,043)	(679,490)	(722,489)	(91,486)

Net loss	(358,361)	(670,479)	(683,616)	(726,080)	(77,113)

        We began making deliveries of Li ONEs in December 2019 and recorded RMB281.0 million of vehicle sales revenues and RMB3.4 million of other sales and services revenues in December 2019. We recorded RMB841.1 million of vehicle sales revenues and RMB10.6 million of other sales and services revenues for the three months ended March 31, 2020, which is the first full quarter after we began making deliveries of Li ONEs.

        Our historical losses were primarily attributable to our operating expenses. Our research and development expenses generally increased during these periods except for the first quarter in 2020, primarily attributable to the increases in design and development expenses and employee compensation expenses as we prepared for and commenced production of Li ONE. The decrease in our research and development expenses in the first quarter of 2020 was primarily attributable to a decrease in design and development expenses as less vehicle testing and validation is required following completion of the research and development for Li ONE and before initiating large-scale research and development for our next model. In line with our business expansion, especially the launch of Li ONE and the expansion of our offline network, our selling, general and administrative expenses also generally increased during these periods except for the first quarter in 2020 as we incurred more marketing and promotional expenses, employee compensation expenses, and rental and related expenses. The decrease in our selling, general and administrative expenses in the first quarter of 2020 was primarily attributable to a one-time expense for our fleet of test-drive vehicles in retail stores in the fourth quarter of 2019, which was not applicable in the first quarter of 2020 and will not be applicable until we replenish our fleet of test-drive vehicles in the future.

        Because of our limited operating history, it is difficult for us to judge the exact nature or extent of the seasonality of our business, though the sales volume in the passenger vehicle industry typically experiences the effects of seasonality. See "—Seasonality."

Liquidity and Capital Resources

        Prior to this offering, our principal sources of liquidity to finance our operating and investing activities have been net cash provided by historical mezzanine equity financing activities. As of March 31, 2020, we had RMB3.4 billion (US$481.8 million) in cash and cash equivalents, restricted cash, time deposits and short-term investments, of which RMB2.3 billion (US$325.3 million) were denominated in Renminbi, RMB1.1 billion (US$156.5 million) were denominated in U.S. dollars. Our cash and cash equivalents primarily consist of cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted for withdrawal or use and have original maturities of three months or less.

        In October 2019, we obtained a letter of credit for one year until October 2020 from a commercial bank, under which we could borrow up to RMB200 million. As of March 31, 2020, RMB170 million of the RMB200 million credit remained unused. In March 2020, we entered into a secured credit arrangement for one year until February 2021 with another commercial bank, under which we could borrow up to RMB500 million subject to certain conditions. As of March 31, 2020, all of the RMB500 million credit remained unused.

        Our net cash used in operating activities for the years ended December 31, 2018 and 2019 and the three months ended March 31, 2020 was RMB1.3 billion, RMB1.8 billion (US$253.3 million), and RMB63.0 million (US$8.9 million), respectively. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months from the date of this prospectus. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

        The following table sets forth a summary of our cash flows for the periods presented.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2018	2019		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(1,346,805)	(1,793,710)	(253,323)	(393,324)	(63,007)	(8,899)
Net cash used in investing activities	(191,512)	(2,574,836)	(363,635)	(813,767)	(181,417)	(25,620)
Net cash provided by/(used in) financing activities	1,108,658	5,655,690	798,736	1,797,866	(135,977)	(19,204)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	3,299	53,722	7,587	(6,916)	4,660	658

Net (decrease)/increase in cash, cash equivalents and restricted cash	(426,360)	1,340,866	189,365	583,859	(375,741)	(53,065)
Cash, cash equivalents and restricted cash at the beginning of the year/period	521,883	95,523	13,493	95,523	1,436,389	202,857

Cash, cash equivalents and restricted cash at the end of the year/period	95,523	1,436,389	202,858	679,382	1,060,648	149,792

Operating Activities

        Net cash used in operation activities for the three months ended March 31, 2020 was RMB63.0 million (US$8.9 million), primarily attributable to our net loss of RMB77.1 million (US$10.9 million) adjusted for (i) non-cash items of RMB75.0 million (US$10.6 million), which primarily consisted of fair value gain of warrants and derivative liabilities, partially offset by depreciation and amortization, unrealized investment loss, and interest expense and (ii) a net decrease in operating assets and liabilities of RMB103.3 million (US$14.6 million). The net decrease in operating assets and liabilities was primarily attributable to (i) an increase in trade and notes payable of RMB238.2 million (US$33.6 million) mainly consisting of trade payable for raw materials, (ii) an increase of deferred revenue of RMB42.1 million (US$6.0 million), primarily consisting of non-refundable deposits of unfulfilled orders, and (iii) a decrease of prepayments and other current assets of RMB42.0 million (US$5.9 million) in connection with prepayments for deductible value-added tax and raw material, partially offset by an increase of inventories of RMB189.6 million (US$26.8 million) primarily attributable to an increase in finished products.

        Net cash used in operating activities for the year ended December 31, 2019 was RMB1.8 billion(US$253.3 million), primarily attributable to our net loss of RMB2.4 billion (US$344.4 million) adjusted for (i) non-cash items of RMB789.1 million (US$111.4 million), which primarily consisted of changes in fair value of warrants and derivative liabilities, share of losses of equity method investees, and depreciation and amortization and (ii) a net increase in operating assets and liabilities of RMB153.6 million (US$21.7 million). The net increase in operating assets and liabilities was primarily attributable to (i) an increase in inventories of RMB510.5 million

(US$72.1 million) mainly consisting of raw materials and finished goods and (ii) an increase in prepayments and other current assets of RMB442.7 million (US$62.5 million) in connection with prepayments for raw material and deductible value-added tax, partially offset by (x) an increase in trade and notes payable for raw materials of RMB602.3 million (US$85.1 million), (y) an increase in accruals and other current liabilities of RMB116.3 million (US$16.4 million), which mainly includes salaries and benefits payables, payables for research and development expenses, and refundable deposits of unfulfilled orders, and (z) an increase in deferred revenue of RMB62.6 million (US$8.8 million), primarily consisting of non-refundable deposits of unfulfilled orders.

        Net cash used in operating activities for the year ended December 31, 2018 was RMB1.3 billion, primarily attributable to our net loss of RMB1.5 billion adjusted for (i) non-cash items of RMB194.9 million, which primarily consisted of depreciation and amortization, interest expense and unrealized investment income and share of losses of equity method investees and (ii) a net increase in operating assets and liabilities of RMB310.4 million. The net increase in operating assets and liabilities was primarily attributable to (i) an increase in prepayments and other current assets of RMB200.4 million mainly consisting of deductible value-added tax, (ii) an increase in other non-current assets of RMB116.5 million due to the payment of rental deposits and supply deposits, and (iii) a net increase of RMB98.9 million in operating lease assets and liabilities in connection with the lease payment of land use rights, partially offset by an increase in accruals and other liabilities of RMB161.7 million due to the increase of the accrued research and development expenses and other expenses.

Investing Activities

        Net cash used in investing activities for the three months ended March 31, 2020 was RMB181.4 million (US$25.6 million). This was primarily attributable to (i) net investment in short-term investments of RMB199.1 million (US$28.1 million), (ii) purchase of property, plant and equipment and intangible assets of RMB122.1 million (US$17.3 million), and (iii) purchase of long-term investments of RMB60.0 million (US$8.5 million), partially offset by (y) withdraw of time deposits of RMB139.6 million (US$19.7 million) and (z) RMB59.7 million (US$8.4 million) of net cash provided by discontinued investing activities.

        Net cash used in investing activities for the year ended December 31, 2019 was RMB2.6 billion (US$363.6 million). This was primarily attributable to (i) our net investment in short-term investments and time deposits of RMB1.4 billion (US$202.9 million), (ii) purchases of mold and tooling, production facilities, and leasehold improvements of RMB952.9 million (US$134.6 million), (iii) payments of RMB560.0 million (US$79.1 million) related to the acquisition of Chongqing Zhizao Automobile Co., Ltd., and (iv) equity investments of RMB98.0 million (US$13.8 million), partially offset by the net proceeds of RMB490.0 million (US$69.2 million) from the collection of the loan to Chongqing Lifan Holdings Ltd.

        Net cash used in investing activities for the year ended December 31, 2018 was RMB191.5 million. This was primarily attributable to (i) purchases of factory buildings, equipment, tooling and leasehold improvements of RMB970.7 million, (ii) a loan to Chongqing Lifan Holdings Ltd. of RMB490 million, and (iii) equity investments of RMB213.3 million, partially offset by the net proceeds of RMB1.5 billion from the purchase and withdrawal of short-term investments.

Financing Activities

        Net cash used in financing activities for the three months ended March 31, 2020 was RMB136.0 million (US$19.2 million), primarily attributable to (i) repayment of short-term borrowings of RMB114.7 million (US$16.2 million) and (ii) payment of issuance costs of RMB21.3 million (US$3.0 million) related to issuance of convertible redeemable preferred shares.

        Net cash provided by financing activities for the year ended December 31, 2019 was RMB5.7 billion (US$798.7 million), primarily attributable to (i) proceeds of RMB101.2 million (US$14.3 million), RMB1.5 billion (US$216.1 million), and RMB3.6 billion (US$512.2 million) from the collection of receivables from holders of Series B-2 convertible redeemable preferred shares and the issuance of the Series B-3 and Series C convertible redeemable preferred shares, respectively, and (ii) proceeds of RMB233.3 million (US$32.9 million) and RMB168.1 million (US$23.7 million) from the issuance of convertible debts and borrowings, respectively.

        Net cash provided by financing activities for the year ended December 31, 2018 was RMB1.1 billion, primarily attributable to (i) proceeds of RMB285.0 million and RMB688.8 million from our collection of receivable from holders of Series B-1 convertible redeemable preferred shares and issuance of the Series B-2 convertible redeemable preferred shares, respectively, and (ii) proceeds of RMB150.0 million from our issuance of convertible debts.

Capital Expenditures

        We made capital expenditures of RMB970.7 million, RMB952.9 million (US$134.6 million), and RMB122.1 million (US$17.3 million) for the years ended December 31, 2018 and 2019 and the three months ended March 31, 2020, respectively. In these periods, our capital expenditures were primarily used for the acquisition of factory buildings, equipment, tooling and leasehold improvements mainly for retail stores and delivery and servicing centers and laboratories. We currently estimate that our capital expenditures for the next three years, including for the development of manufacturing facilities for future models, the improvement of production capacity, and the expansion of our sales and servicing networks, will be approximately RMB10.4 billion (US$1.5 billion), with approximately RMB2.9 billion (US$0.4 billion) to be incurred over the 12 months starting from July 2020. Such capital expenditures are expected to be financed through net proceeds from this offering and the concurrent private placements, existing cash on hand, and cash from sales of vehicles. We expect that our level of capital expenditures will be significantly affected by customer demand for our products and services. The fact that we have a limited operating history means that we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent the proceeds of this offering and the concurrent private placements and cash from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing in the future. We will continue to make capital expenditures to support the expected growth of our business.

Contractual Obligations

        The following table sets forth our contractual obligations as of March 31, 2020.

		Payment Due by Period
	Total	Less Than 1 year	1 - 3 Years	3 - 5 Years	Over 5 Years
	(RMB in thousands)
Capital commitments	191,105	185,791	5,314	—	—
Operating lease obligations and commitment	1,806,974	241,237	305,337	228,898	1,031,502
Purchase obligations	1,452,746	1,452,746	—	—	—
Finance lease liabilities	310,018	310,018	—	—	—
Short-term borrowings	124,550	124,550	—	—	—
Convertible debts	600,000	600,000	—	—	—
Interest payable(1)	220,264	220,264	—	—	—

Total	4,705,657	3,134,606	310,651	228,898	1,031,502

Note:

(1)
Interest payable includes (i) the interest in an amount of RMB144,000 that will be paid on the maturity date if the convertible debts are not converted into the equity interest of Beijing CHJ and (ii) the interest in an amount of RMB71,873 if the purchase option under the finance lease contract of Changzhou facilities is exercised. See Note 10 to our consolidated financial statements included elsewhere in this prospectus for further information regarding the finance lease.

        Capital commitments are commitments in connection with the construction and purchase of production facilities, equipment and tooling. Operating lease obligations and commitment represent minimum payments under lease agreements related to our offices, retail stores and delivery and servicing centers.

        Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2020.

Off-Balance Sheet Commitments and Arrangements

        We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Critical Accounting Policies

        An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

        We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

        The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

        We recognize revenues from vehicle sales and peripheral products and services. We adopted ASC 606, Revenue from Contracts with Customers, on January 1, 2018 by applying the full retrospective method.

        Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time.

        Contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenue to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

  Vehicle sales

        We recognize revenues from sales of vehicles and other embedded products and services. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of Li ONE, charging stalls, vehicle internet connection services, FOTA upgrades, and extended lifetime warranties for initial owners, subject to certain conditions, which are accounted for in accordance with ASC 606. The standard warranty we provide is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of Li ONE to a customer.

        Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of NEVs, which are applied on their behalf and collected by us from the government according to the applicable government policy. We have concluded that government subsidies should be considered as a part of the transaction price it charges the customers for the NEVs, as subsidies are granted to NEV purchasers and such purchasers remain liable for such amount if the subsidies are not received by us due to the purchasers' fault.

        The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenues for sales of vehicles and charging stalls are recognized at a point in time when the control of the products are transferred to customers. For vehicle internet connection services and FOTA upgrades, revenues are recognized using a straight-line method over the service period. For the extended lifetime warranties for initial owners, given the limited operating history and lack of historical data, the revenues are recognized over time based on a straight-line method over the extended warranty period initially, and we will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

        As the purchase price for vehicles and all embedded products and services must be paid in advance, which means the payments are received prior to the transfer of products or services by us, we record a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

  Sales of Li Plus Membership

        We also sell the Li Plus Membership to customers and the total Li Plus Membership fee is allocated to each performance obligation based on the relative estimated standalone selling price. The revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant product or service is delivered or when the membership is expired, whichever is earlier.

  Customer loyalty points

        Beginning in January 2020, we offer customer loyalty points, which can be redeemed for merchandise or services in our online store. We determine the value of each customer loyalty point based on the cost of our merchandise or services that can be obtained through redemption of the customer loyalty points.

        We conclude that the customer loyalty points offered to customers in connection with the purchase of Li ONE is a material right and is considered to be a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the sales of vehicle. The amount allocated to the customer loyalty points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when the customer loyalty points are used or expired.

        Customers or users of our mobile application can also obtain customer loyalty points through other ways, such as referring new customers to purchase the vehicles via the mobile application. As we offer these customer loyalty points to encourage user engagement and generate market awareness, we account for such points as selling and marketing expenses with a corresponding liability recorded under accruals and other current liabilities upon the points offering.

        For the three months ended March 31, 2020, the customer loyalty points recognized as selling and marketing expenses were immaterial.

  Practical expedients and exemptions

        We elect to expense the costs to obtain a contract as incurred given the majority of the contract considerations for vehicle sales are allocated to the sales of Li ONE and recognized as revenues upon transfer of control of the vehicles, which is within one year after entering the sales contracts.

Product Warranties

        We provide product warranties on all new vehicles based on the contracts with our customers at the time of sale of vehicles. We accrue a warranty reserve for the vehicles sold, which includes the best estimates of projected costs to repair or replace vehicles under warranties. These estimates are primarily based on the estimates of the nature, frequency, and average costs of future claims. These estimates are inherently uncertain given our relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accrued and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive loss. We reevaluate the adequacy of the warranty accrual on a regular basis.

        We recognize the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with our suppliers and the amount of the recovery is virtually certain.

Consolidation of VIEs

        Subsidiaries are those entities in which we, directly or indirectly, control more than half of the voting power, have the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or have the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

        A VIE is an entity in which we, or any of our subsidiaries, through contractual arrangements, have the power to direct the activities that most significantly impact the entity's economic performance, bear the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore we or our subsidiary is the primary beneficiary of the entity.

        All significant intercompany balances and transactions within the group have been eliminated upon consolidation.

Share-based Compensation

        We grant share options to eligible employees, directors and consultants and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

        Employees' share-based compensation awards granted with service conditions and the occurrence of an initial public offering as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the options that have satisfied the service condition will be recorded upon the completion of the initial public offering, using the graded-vesting method.

        The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account these factors.

        The assumptions used in share-based compensation expense recognition represent management's best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by Li Auto Inc. for accounting purposes.

        In July 2019, our board of directors and members approved an equity incentive plan, which we refer to as the 2019 Plan, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2019 Plan is 141,083,452 as of the date of this prospectus.

        We began to grant share options to employees from 2015. In conjunction with our reorganization in July 2019, we transferred share options from Beijing CHJ to Li Auto Inc. The share options under the 2019 Plan have a contractual term of ten years from the grant date. The options granted have both service and performance condition. The options are generally scheduled to be vested over five years, one-fifth of the awards shall be vested upon the end of the calendar year in which the awards were granted. Meanwhile, the options granted are only exercisable upon the occurrence of our initial public offering.

        As of December 31, 2018 and 2019 and March 31, 2020, we had not recognized any share-based compensation expenses for options granted, because we consider that it is not probable that the performance conditions will be satisfied until the event occurs. As a result, the share-based compensation expenses for these options that are only exercisable upon the occurrence of the our initial public offering will be recognized using the graded-vesting method upon the consummation of the initial public offering.

Fair Value of Options

        For share options for the purchase of ordinary shares granted to employees, directors and consultants classified as equity awards, the related share-based compensation expenses would be measured based on the fair value of the awards on the grant date, which is calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant.

        The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	March 31, 2019	March 31, 2020
Exercise price (US$)	0.10	0.10
Fair value of the ordinary shares on the date of option grant (US$)	0.90	1.45
Risk-free interest rate	3.17%	1.92%
Expected term (in years)	10.00	10.00
Expected dividend yield	0%	0%
Expected volatility	48%	45%

        Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

Fair Value of Ordinary Shares

        The following table sets forth the fair value of our ordinary shares estimated at the grant dates of share options.

Valuation date	Fair value per share (US$)	DLOM	Discount rate
January 1, 2018	0.77	20%	30.0%
July 1, 2018	0.89	20%	28.0%
January 1, 2019	0.90	15%	28.0%
July 1, 2019	1.27	10%	27.0%
December 31, 2019	1.45	10%	26.5%
March 31, 2020	1.35	10%	27.0%

        In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee stock options, we evaluated the use of income approach to estimate the enterprise value of our company and income approach (discounted cash flow, or DCF method) was relied on for value determination. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

        The major assumptions used in calculating the fair value of ordinary shares include:

  •
  Weighted average cost of capital, or WACC: The WACCs were determined with a consideration of the factors including risk-free rate, systematic risk, equity market premium, size of our company and our ability to achieve forecasted projections.

  •
  Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty's Average-Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

        The income approach involves applying appropriate WACCs to estimated cash flows that are based on earnings forecasts. Our expected revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from 2016 to 2019. The COVID-19 outbreak has adversely affected our consolidated results of operations for the first quarter of 2020, resulting in a decrease in the fair value of our ordinary shares as of March 31, 2020. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

        The risk associated with achieving our forecasts were assessed in selecting the appropriate WACCs, which ranged from 27% to 30%. The option-pricing method was used to allocate equity value to preferred and ordinary shares. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management.

  Significant factors contributing to the difference in fair value determined

        The determined fair value of our ordinary shares increased from US$0.77 per share as of January 1, 2018 to US$0.90 per share as of January 1, 2019. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

  •
  We raised additional capital by issuing Series B-2 preferred shares in June 2018 and by issuing Series B-3 preferred shares in January 2019 to certain investors, which provided us with additional capital for our business expansion;

  •
  As we progressed towards being qualified for an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 20% as of January 1, 2018 to 15% as of January 1, 2019;

  •
  As a result of progress events described above and the continuous growth of our business, the discount rate decreased from 30.0% as of January 1, 2018 to 28.0% as of January 1, 2019.

        The determined fair value of our ordinary shares increased from US$0.90 per share as of January 1, 2019 to US$1.45 per share as of December 31, 2019. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

  •
  We raised additional capital by issuing Series C preferred shares in July 2019 to certain investors, which provided us with additional capital for our business expansion;

  •
  As we progressed towards being qualified for an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 15% as of January 1, 2019 to 10% as of December 31, 2019;

  •
  As a result of progress events described above and the continuous growth of our business, the discount rate decreased from 28.0% as of January 1, 2019 to 26.5% as of December 31, 2019.

        The determined fair value of our ordinary shares decreased from US$1.45 per share as of December 31, 2019 to US$1.35 per share as of March 31, 2020. We believe the decrease in the fair value of our ordinary shares was primarily attributable to the following factor:

  •
  Due to the COVID-19 outbreak in China since the end of January 2020, there has been uncertainty and disruption in the Chinese economy and China auto industry. Therefore the discount rate increased from 26.5% as of December 31, 2019 to 27.0% as of March 31, 2020.

Warrants and Derivative Liabilities

        As the warrants and derivative liabilities are not traded in an active market with readily observable quoted prices, we use significant unobservable inputs (Level 3) to measure the fair value of these warrants and derivative liabilities at inception and at each subsequent balance sheet date.

        Significant factors, assumptions and methodologies used in determining the fair value of these warrants and derivative liabilities, include applying the discounted cash flow approach, and such approach involves certain significant estimates which are as follows:

  Discount rate

Date	Discount rate
January 7, 2019	31%
March 31, 2019	31%
June 30, 2019	30%
July 2, 2019	30%
September 30, 2019	29%
December 31, 2019	29%
March 31, 2020	30%

        The discount rates listed out in the table above were based on the cost of equity, which was calculated using the capital asset pricing model, or CAPM, the most commonly adopted method for estimating the required rate of return for equity. Under CAPM, the cost of equity was determined by considering a number of factors including risk-free rate, systematic risk, equity market premium, size of our company and our ability to achieve forecasted projections.

  Comparable companies

        In deriving the cost of equity as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they design, develop, manufacture and sell electric vehicles and (ii) their shares are publicly traded in Hong Kong or the United States.

        The following summarizes the rollforward of the beginning and ending balance of the Level 3 warrants and derivative liabilities:

Total
RMB
Fair value of Level 3 warrants and derivative liabilities as of December 31, 2018	—
Issuance	1,240,859
Unrealized fair value change losses	504,164
Exercise	(45,858)
Expire	(77,739)
Translation to reporting currency	27,264
Fair value of Level 3 warrants and derivative liabilities as of December 31, 2019	1,648,690
Issuance	81,082
Unrealized fair value change gains	(176,283)
Exercise	(305,333)
Translation to reporting currency	20,720
Fair value of Level 3 warrants and derivative liabilities as of March 31, 2020	1,268,876

        Unrealized fair value change losses and expire are recorded "Changes in fair value of warrants and derivative liabilities" in the consolidated statements of comprehensive losses.

Internal Control Over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control. Our management has not completed an assessment of the effectiveness of our internal control and procedures over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2019. As defined in the standards established by the PCAOB, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

        The material weakness identified relates to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or control deficiencies may have been identified.

        To remediate our identified material weakness, we have implemented a number of measures, including: (i) hiring additional qualified financial and accounting staff with working experience with U.S. GAAP and SEC reporting requirements, (ii) establishing clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues, and (iii) clarifying reporting requirements and enhanced relevant oversight to address complex and non-recurring transactions and related accounting issues. We are also in the process of establishing regular U.S. GAAP and SEC financial reporting training programs for accounting and financial reporting personnel and will continue to monitor the effectiveness of these measures and to make any changes that our management deems appropriate.

        However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. See "Risk Factors—Risks Relating to Our Business and Industry—We have identified one material weakness in our internal control over financial reporting as of December 31, 2019, and if we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud."

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting.

Holding Company Structure

        Li Auto Inc. is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and our VIEs in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-

owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and each of our VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

        To date, inflation in China has not materially affected our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percentage changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. For example, certain operating expenses, such as employee compensation and rental and related expenses for office, retail stores and delivery and servicing centers may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Seasonality

        The sales volume of passenger vehicles typically declines over January and February, particularly around the Chinese New Year, gradually climbs over the spring and summer months, and typically culminates in the last three months of the calendar year. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

        Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. In addition, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

        The value of Renminbi against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of Renminbi to U.S. dollars. Following the removal of the U.S. dollar peg, Renminbi appreciated over 20% against U.S. dollars over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and U.S. dollars remained within a narrow band. Since June 2010, the PRC government has allowed Renminbi to appreciate slowly against U.S. dollars again, and it has appreciated over 10% since June 2010. On August 11, 2015, the People's Bank of China, or the PBOC, announced plans to improve the central parity rate of Renminbi against U.S. dollars by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the PBOC with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollars in the future.

        To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

        We estimate that we will receive net proceeds of approximately US$1,041.2 million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$11.50 per ADS, as well as net proceeds of approximately US$380.0 million from the concurrent private placements. Assuming that we convert the full amount of the net proceeds from this offering and the concurrent private placements into Renminbi, a 10% appreciation of U.S. dollars against Renminbi, from the exchange rate of RMB7.0808 for US$1.00 as of March 31, 2020 to a rate of RMB7.7889 to US$1.00, would result in an increase of RMB1,006.4 million in our net proceeds from this offering and the concurrent private placements. Conversely, a 10% depreciation of U.S. dollars against Renminbi, from the exchange rate of RMB7.0808 for US$1.00 as of March 31, 2020 to a rate of RMB6.3727 to US$1.00 would result in a decrease of RMB1,006.4 million in our net proceeds from this offering and the concurrent private placements.

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

        After completion of this offering, we may invest the net proceeds that we receive from this offering and the concurrent private placements in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Recently Issued Accounting Pronouncements

        A list of recently issued accounting pronouncements that are relevant to us is included in Note 3 to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY

Overview of China's Passenger Vehicle Market

        China has been the world's largest passenger vehicle market as measured by sales volume since 2009. Driven by economic growth and increasing urbanization, China's passenger vehicle sales volume reached 22.1 million units in 2019. Nevertheless, according to the CIC Report, private car parc penetration in China was only 18.0% in 2019, compared to 61.0% in the United States in 2019. Despite a slowdown in 2018 and 2019, China's passenger vehicle market is expected to grow at a CAGR of 2.6% from 2020 to 2024, higher than the expected CAGR of 1.0% for the world's passenger vehicle market over the same time period, according to the CIC Report.

The Premium Vehicle Segment

        China has continued to experience strong growth in consumption power in recent years. As of December 31, 2019, China's well-off and affluent population, whose average consumption power is similar to that of consumers in developed economies, has exceeded 500 million. With continued urbanization in China, an increasing number of low-tier cities and their surrounding townships have achieved faster economic growth than major metropolises, resulting in more well-off and affluent families with rising consumption power.

        The China passenger vehicle market can be categorized into entry, medium, and premium vehicle segments based on brand classification. Despite a slowdown in overall passenger vehicle sales in China since 2018, the premium vehicle segment had continued to grow rapidly at a CAGR of 13.6% from 2016 to 2019 driven by the rising well-off and affluent population. In particular, the growth of non-first-time buyers who generally prefer premium vehicles significantly contributes to the development of this segment. According to the CIC Report, the premium vehicle segment is expected to continue to outperform other segments of China's passenger vehicle market, growing at a CAGR of 10.4% from 2020 to 2024, and is expected to eventually represent 20.6% of the total passenger vehicle sales volume in China by 2024.

        The following diagram illustrates China's passenger vehicle sales volume by brand classification for the periods presented.

Source: China Insights Consultancy

The SUV Segment

        The China passenger vehicle market can also be categorized into sedan, SUV, and MPV segments based on vehicle type. The SUV segment is expected to become the largest segment by 2020 as measured by sales volume. It also has become, and is expected to continue to be, the fastest-growing segment of the China passenger vehicle market. According to the CIC Report, SUV sales volume has increased at a CAGR of 1.5% from 2016 to 2019, with a penetration rate increasing from 38.9% to 45.4%. The SUV sales volume is expected to continue to grow at a CAGR of 3.9% from 2020 to 2024, achieving a penetration rate of 49.2% in 2024. The rapid growth reflects Chinese customers' preference for larger vehicle cabin space and superior driving experiences under different road conditions.

        The following diagram illustrates China's passenger vehicle sales volume by vehicle type for the periods presented.

Source: China Insights Consultancy

        The SUVs can be categorized into small, compact, mid-size, large, and full-size SUVs in order of ascending size. Mid-size and larger SUVs, which include mid-size, large, and full-size SUVs, represent the fastest sales volume growth from 2016 to 2019. The sales volume of mid-size and larger SUVs as a whole increased at a CAGR of 11.2% from 2016 to 2019 and is estimated to increase at a CAGR of 13.5% from 2020 to 2024, significantly higher than the sales volume growth of other SUVs. The rising demand of mid-size and larger SUVs is primarily driven by the expanding average family size and the pursuit of better riding experiences in China. The lifting of the one-child policy is expected to boost average family size in China, hence driving the demand for larger vehicles with more seats. In addition, due to limited parking space in urban areas, a majority of families prefer to choose a car that can address multiple mobility needs. As automobiles have become an extension of home for families, mid-size and larger SUVs are best positioned to offer quality riding experiences to all family members. According to the CIC Report, mid-size and larger SUVs are preferred by non-first-time buyers, and half of China's passenger vehicle sales volume in 2019 was attributable to non-first-time buyers looking for a second or replacement car.

        The following diagram illustrates China's SUV sales volume by size for the periods presented.

Source: China Insights Consultancy

Note:

(1)
SUV size is classified based on body and wheelbase length.

China's NEV Market

High Growth Potential

        China has become the world's largest NEV market. In recent years, the PRC government has provided great support and implemented various favorable policies to drive the development of the NEV market. In addition, with the rapid advancement of NEV technology, growing environmental awareness of consumers, and increasing acceptance of NEVs, the growth of NEV sales volume has surpassed that of the ICE vehicles in China. According to the CIC Report, the NEV sales volume in China increased from 0.3 million units in 2016 to 1.1 millions units in 2019, representing a CAGR of 54.6%.

        In 2019, the NEV sales volume only accounted for 5.0% of the total passenger vehicle sales volume, indicating massive future growth potential. The draft New Energy Vehicle Industry Development Plan (2021-2035) issued by the MIIT in December 2019 has set China's target sales volume of NEV to be 25% of total vehicle sales volume by 2025. The NEV sales volume is expected to continue to grow at a CAGR of 34.5% from 2020 to 2024, according to the CIC Report.

        The following diagram illustrates the NEV sales volume in China for the periods presented.

Source: China Insights Consultancy

Challenges to Wide Adoption of BEVs

        NEVs in China primarily include BEVs, EREVs, and PHEVs, according to the Guiding Opinions on Accelerating the Promotion and Application of New Energy Vehicles issued by the General Office of the State Council and the classification standard in the current market. Among these NEVs, BEVs have been granted the most favorable government policies over the past few years and have become the largest segment within the NEV market, accounting for 81.3% of total NEV sales volume in 2019.

        Wide adoption of BEVs in China faces various challenges. Inadequate charging infrastructure is a key constraint for BEV development. The development of the private charging infrastructure is affected by limited residential parking space in cities with high population density, low percentage of residential parking space suitable for installing home charging stalls, and power grid capacity limits in aged residential areas. As of December 31, 2019, the ratio of car parc to residential parking space was below 2 to 1 in first-tier cities in China, and fewer than 25% of the families in first-tier cities in China had parking space suitable for installing home charging stalls, compared with over 70% in the United States. As a result, a substantial number of BEV owners in China have to rely on public charging infrastructure. As of December 31, 2019, the ratio of NEV parc to public charging stalls is 7.4 to 1 according to the CIC Report. As of December 31, 2019, fast charging stalls only accounted for 41.6% of total public charging stalls, and the ratio of NEV parc to public fast charging stalls was 17.7 to 1. Most charging stalls require over 30 minutes for waiting and charging, which is longer than consumers' expectation.

        In addition, the range anxiety typically associated with BEVs currently remains largely unsolved. The typical range of a BEV available in the China market is currently 300 to 500 kilometers, while the typical range of an ICE vehicle is 700 to 800 kilometers. The relatively shorter driving range of BEVs compared to ICE vehicles limits the driving scenarios for BEVs.

        Furthermore, from the perspective of automakers, the high costs of BEVs present a challenge for achieving profitability. For large SUVs, the BOM cost of a BEV is 40% to 50% higher than that of an ICE vehicle of equivalent size and performance, primarily due to significant cost relating to BEV's use of an expensive and heavy battery and costly aluminum materials which are typically used to counterbalance the vehicle weight. The reduction in lithium-ion battery cost has slowed down. Although the average lithium-ion battery cost exclusive of value-added tax decreased significantly from US$855 per kilowatt-hour in 2010 to US$166 per kilowatt-hour in 2019, this cost is only expected to decrease to US$111 per kilowatt hour in the next five years, indicating limited room for further reduction of the lithium-ion battery cost. BEV automakers are struggling to achieve profitability given the high BOM cost of BEVs, particularly in light of the intense price competition and phase-out of government subsidies.

        In addition to the foregoing major challenges to the wide adoption of BEVs, consumers are also currently concerned about battery deterioration over time and battery safety associated with BEVs, according to the CIC Report.

EREV: A Promising NEV Solution

        An EREV is an electrically powered vehicle with a fuel-based range extension system. The EREV technology was first introduced in the early twentieth century, and has been successfully applied in certain overseas markets. For example, the Nissan Note series was the 2018 best-selling passenger vehicle in Japan, achieving a sales volume of 136,000 units in Japan, 65.6% of which were the EREV model, e-Power. The LEVC TX series taxi, another successful EREV introduced in January 2018, has transported over 13 million passengers across Europe and helped taxi drivers save approximately £100 per week.

        Although EREV technology has been successfully applied in overseas markets, it has not yet been widely developed in the China market. Li ONE is the first successfully commercialized EREV in China and defines a new market segment in the China with huge growth potential. Automakers will have to commit significant investment to manufacture EREVs because an existing ICE vehicle platform would not easily fit a range extension system, a battery and an electric motor. In addition, engineers will have to optimize the vehicle NVH performance, improve smoothness when switching between different driving modes of the powertrain, and enhance energy efficiency.

        EREVs have a number of features that help address major constraints of the wide adoption of BEVs. EREV technology alleviates an NEV's dependence on charging infrastructure and extends driving range to eliminate range anxiety. In addition, EREVs also have a better economic model for automakers than BEVs, because EREVs eliminate the need for a costly battery of large capacity and the extensive use of lightweight materials typically required in BEVs, effectively reducing the BOM cost. The cost structure allows EREV manufacturers to offer more competitive pricing than BEVs while achieving better economics. Taking into account the extra 10% vehicle purchase tax borne by consumers for ICE vehicle purchases, EREVs could be as competitive as ICE vehicles in terms of pricing.

        The following diagram illustrates the comparison of BOM cost of large SUVs by powertrain type.

Source: China Insights Consultancy

Notes:

(1)
The large SUVs selected in this illustration are comparable to Li ONE in terms of brand classification (premium) and power performance (equivalent to 3.0-liter turbo-charged engine). The illustration also considers the BOM cost of other SUVs of different powertrain types.
(2)
Battery cost refers to the cost of battery module, which does not include the cost of battery management system.
(3)
Powertrain includes engine, transmission, exhaust system, air intake system, fuel tank, driveshaft, and front end cooling module.
(4)
"Others" primarily include human-machine interface and ADAS.

        The following diagram sets forth a comparison of the main features of EREVs, ICE vehicles, PHEVs, and BEVs.

Source: China Insights Consultancy

Notes:

(1)
EREVs and PHEVs are eligible for NEV license plates and exempt from traffic restrictions in all applicable cities in China other than Beijing.
(2)
According to circular issued by PRC Ministry of Finance and other national regulatory authorities, only NEVs with an MSRP of RMB300,000 or less before subsidies are eligible for such subsidies starting from July 2020.
(3)
ICE vehicle manufactures will receive negative credits if their overall fuel consumption rate is below certain threshold.
(4)
Pursuant to the Provisions on Administration of Investment in Automotive Industry, EREV projects are classified as BEV projects while PHEV projects are classified as ICE vehicle projects.
(5)
EREVs may vary in features and specifications. The battery capacity of Li ONE is used for illustrative purposes only.

        The following diagram sets forth a comparison of three types of large SUVs in terms of energy efficiency.

Source: China Insights Consultancy

Notes:

(1)
Energy consumption rates of highway driving and urban driving are collected from road tests based on large SUV models that are comparable with Li ONE.
(2)
Highway driving refers to driving in highways at an average speed of approximately 90 kilometers per hour.
(3)
Urban driving refers to driving in urban roads with multiple stop-and-starts at an average speed of approximately 30 kilometers per hour.
(4)
Comprehensive energy efficiency is calculated based on a combination of 15% of highway driving and 85% of urban driving by distance.
(5)
The statistics are based on those of Li ONE.

Competitive Landscape of Premium Mid-Size and Larger SUV Segment

        The competition in the China premium mid-size and larger SUV segment is currently dominated by leading global automakers and Chinese NEV startups. Compared to imported SUVs, domestically manufactured SUVs possess a price advantage because they are not subject to tariffs imposed on imported vehicles. In addition, purchasers of domestically manufactured new energy SUVs are exempt from vehicle purchase tax, while most of the imported SUVs are ICE vehicles which subject purchasers to vehicle purchase tax. Most domestically manufactured new energy SUVs are BEVs constrained by the challenges facing BEVs. Li ONE, as the first successfully commercialized large extended-range electric SUV, possesses the advantages of unique EREV technology and market positioning, to offer a superior product at a competitive price.

        The following diagram illustrates the competitive landscape of the premium mid-size and larger SUV segment in China.

Source: China Insights Consultancy

Notes:

(1)
This diagram lists selected BEV and ICE models in the mid-size and larger SUV segment. Vehicle models are selected based on their sales performance and popularity, and all selected models are mid-size and larger SUVs with top sales performance in China.
(2)
Vehicle price is based on MSRP of the applicable entry-level model after applying currently available subsidy and vehicle purchase tax.

BUSINESS

Overview

        We are an innovator in China's NEV market. We design, develop, manufacture, and sell premium smart electric SUVs. Through our product, technology, and business model innovation, we provide families with safe, convenient, and cost-effective mobility solutions. We are the first to successfully commercialize EREVs in China. Our first model, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and cutting-edge smart vehicle solutions. We started the volume production of Li ONE in November 2019 and delivered over 10,400 Li ONEs as of June 30, 2020.

        We are dedicated to serving the mobility needs of families in China. To this end, we strategically focus on the SUV segment within a price range of RMB150,000 (approximately US$21,000) to RMB500,000 (approximately US$70,000). With their growing consumption power, families in China tend to choose SUVs for daily commutes and weekend family trips. As one of the most competitive SUV models in China, Li ONE is well positioned to capture the huge growth opportunity of this segment. We believe that Li ONE offers our customers unparalleled value for money with the performance, functionality, and cabin-space of a large premium SUV but pricing close to a compact premium SUV.

        We leverage technology to create value for our customers. We concentrate our in-house development efforts on our proprietary range extension system and smart vehicle solutions. Our proprietary range extension system enables customers to enjoy all the benefits of an electric vehicle while freeing them from range anxiety typically associated with BEVs. We believe that our range extension solution will contribute to wider and earlier adoption of electric vehicles in China. Our range extension solution also enables us to significantly reduce our BOM cost, which results in more competitive pricing of Li ONE when compared to BEVs and ICE vehicles in a similar class. In addition, we have developed our signature four-display interactive system, full-coverage in-car voice control system and ADAS delivering safe and enjoyable driving and riding experiences to our customers. Furthermore, our utilization of FOTA upgrades enables us to provide additional functionalities and improve vehicle performance continuously throughout the entire vehicle lifecycle.

        We have digitalized our customer interactions and established our own direct sales and servicing network to continuously improve operational efficiency. With our integrated online and offline platform, we can achieve higher efficiency in sales and marketing than automakers that rely on third-party dealerships to reach customers. In particular, we have developed a data-driven, closed-loop digital platform to manage all customer interactions from sales leads to customer reviews, which enables us to significantly reduce customer acquisition costs.

        Quality is essential to our business. We manufacture in-house and collaborate with industry-leading suppliers to ensure the high quality of our vehicles. We have built our own state-of-the-art manufacturing base in Changzhou, Jiangsu Province, China, which allows our engineering and manufacturing teams to seamlessly collaborate with each other and streamline the feedback loop for rapid product enhancements and quality improvements. We have also implemented strict quality control protocols and measurements for selecting and managing our suppliers.

        We plan to launch a full-size premium electric SUV in 2022, which will be equipped with our next-generation EREV powertrain system. In the future, we will expand our product lineup by developing new vehicles including mid-size and compact SUV models. We believe that these planned SUVs will allow us to target an even broader consumer base.

        Li Auto Inc. is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and our VIEs in China.

Challenges Facing China's NEV Market

        China is both the largest passenger vehicle market and the largest NEV market in the world as measured by sales volume. China's NEV market is currently skewed towards BEVs, as 81.3% of the NEVs sold in China in 2019 were BEVs, according to the CIC Report. We believe that smart electric vehicles represent the future of the automotive industry. However, the development of NEVs in China is currently facing two fundamental challenges as follows.

Inadequate Charging Infrastructure

        Charging infrastructure is currently a bottleneck of China's NEV market. The inconvenience of, and lengthy time needed for, BEVs' charging solutions cause range anxiety, which limits use cases and impedes the wider acceptance of BEVs in China.

        China faces a problem of inadequate private and public fast charging infrastructure. The development of private charging infrastructure is affected by factors such as limited residential parking space in cities with high population density, low percentages of residential parking space suitable for installing home charging stalls, and power grid capacity limits in aged residential areas. As of December 31, 2019, fewer than 25% of families in first-tier cities in China had parking space suitable for installing home charging stalls, compared with over 70% of families in the United States, according to the CIC Report. As a result, a substantial number of BEV owners in China have to rely on public charging infrastructure. As of December 31, 2019, the ratio of NEV parc to public fast charging stalls was 17.7 to 1, according to the CIC Report. This demonstrates the insufficient number of public fast charging stalls in China to support the growth of BEVs.

Exceedingly Higher Costs Compared to ICE Vehicles

        The current costs of manufacturing NEVs, especially BEVs, far exceed those of comparable ICE vehicles. While government subsidies and other favorable incentives used to enable automakers to price NEVs competitively, the phase-out of subsidies makes it difficult for automakers to price NEVs at levels that are attractive for consumers while also generating appropriate profitability for the automakers.

        The higher costs of NEVs to automakers are primarily attributable to the current level of battery technology. Lithium-ion batteries, which are widely used in BEVs, are costly and were priced at approximately US$166 per kilowatt-hour in 2019, according to the CIC Report. The incremental cost of battery, electric motor, and electric controller replacing the ICE powertrain could contribute to an extra 30% to 35% of BOM cost for a large battery electric SUV, compared with a large ICE SUV. In addition, BEVs generally use a higher percentage of lightweight materials such as aluminum for the vehicle body and suspension system in order to balance the heavy weight and accommodate the large size of battery packs.

Our Solution

        To address the challenges facing China's NEV market, we have developed our proprietary EREV technology and applied it to our first model, Li ONE.

        An EREV is purely electric-driven by its electric motor, but its energy source and power come from both its battery pack and range extension system. A range extension system generates electricity with a dedicated ICE designed with high fuel consumption efficiency, an electric generator, and a speed reducer to connect them. Our Li ONE electric propulsion system consists of a 140-kilowatt rear-drive electric motor, a 100-kilowatt front-drive electric motor, and a 40.5-kilowatt-hour battery pack, which supports an electrically powered NEDC range of 180 kilometers. Li ONE's range extension system consists of a 1.2-liter turbo-charged engine configured and fine-tuned for EREV purpose, a

100-kilowatt electric generator, and a 45-liter fuel tank. With its integrated powertrain system, Li ONE delivers a total NEDC range of 800 kilometers, acceleration from zero to 100 kilometers per hour in 6.5 seconds, and energy efficiency of 6.8 liters per 100 kilometers or 20.2 kilowatt-hours per 100 kilometers, depending on its driving mode.

Note:

(1)
For illustrative purposes, A-class refers to SUVs of comparable lengths and configurations to the Mercedes-Benz GLA, BMW X1, and Audi Q3; B-class refers to SUVs of comparable lengths and configurations to the Mercedes-Benz GLC, BMW X3, and Audi Q5L; C-class refers to SUVs of comparable lengths and configurations to the Mercedes-Benz GLE, BMW X5, and Audi Q7.

        Li ONE's energy can be replenished by slow charging, fast charging, and refueling. Li ONE can operate even when customers have no access to charging infrastructure, thereby completely eliminating range anxiety. To offer the same driving range as BEVs of a similar class, Li ONE requires much less battery capacity. A smaller battery pack not only is less costly, but also contributes to a more cost-efficient body structure design, which results in less usage of costly aluminum parts for the vehicle body and suspension system. As a result, the BOM cost of Li ONE is close to that of an ICE vehicle and is much lower than that of a BEV of a similar class.

        Benefiting from its all-electric-driven propulsion, Li ONE offers a similarly high quality driving experience to that of BEVs, such as smooth acceleration and superior NVH performance. The overall energy consumption level of Li ONE is much lower than that of ICE vehicles in a similar class, as a result of its high energy efficiency range extension system. Our Li ONE customers enjoy lower total running costs compared with ICE vehicle owners, including lower aftermarket service costs and energy consumption costs. In addition, our Li ONE customers can also benefit from vehicle-related tax exemptions in China and local government policies in favor of NEVs in certain cities in China, such as no quota limitations for vehicle license plate application and exemption from traffic restrictions.

        With all of the foregoing, we believe that our EREV technology will help accelerate the adoption of electric vehicles in China and contribute to China's national initiatives to build a low-carbon-emission society. For consumers, we believe that Li ONE has a competitive advantage over not only BEVs but also ICE vehicles in terms of performance, economy, and user experiences.

Our Strengths

        We believe that the following strengths contribute to our success and differentiate us from our competitors.

Highly competitive product and pricing to capture the fast-growing large SUV market opportunity

        The SUV segment is the fastest growing and will become the largest segment of the China passenger vehicle market by 2020 as measured by sales volume, according to the CIC Report. Within this segment, the sales volume of mid-size and larger SUVs is expected to grow most rapidly, driven primarily by expanding family sizes and the pursuit of better driving and riding experiences in China.

        To capture the fast-growing SUV market opportunity, we have launched our first model, Li ONE, a large premium extended-range electric SUV designed for families. We designed Li ONE to achieve five stars under the C-NCAP safety standard to ensure high level safety. With our proprietary EREV technology and smart vehicle solutions, Li ONE offers superior driving and riding experiences, while the running cost is lower than that of ICE SUVs in the same class.

        Leveraging our proprietary technologies and high operational efficiency, we are able to price Li ONE at a flat price of RMB328,000 with a full premium configuration. We believe Li ONE is the most competitive SUV model in its price range, with unparalleled value for money, superior performance, functionality and cabin-space.

Successfully commercialized proprietary EREV technology

        Li ONE is the first successfully commercialized EREV in China. Our proprietary range extension system enables customers to enjoy all the benefits of an electric vehicle while freeing them from the range anxiety typically associated with BEVs. With the competitive BOM cost structure and high fuel efficiency of its powertrain, Li ONE enjoys competitive advantages over both BEVs and ICE vehicles in the market.

        We believe that we have a significant first-mover advantage in the successful commercialization of EREVs. Furthermore, our powertrain system, including the range extension system, is enabled with FOTA capability. With high volume closed-loop data feedback from the daily use of our vehicles, we are able to continuously optimize the control algorithm and software configuration of our range extension system through FOTA upgrades.

        In addition, our Li ONE customers can benefit from vehicle-related tax exemptions in China and local government policies in favor of NEVs in certain cities in China, such as no quota limitation for vehicle license plate application and exemption from traffic restrictions. We believe that our EREV solution will help accelerate Chinese consumers' adoption of electric vehicles and contribute to China's national initiatives to build a low-carbon-emission society.

Smart vehicle solutions delivering superior user experiences

        Capitalizing on cutting-edge technologies in the industry, we have developed proprietary smart vehicle solutions to significantly enhance our user experiences.

        Li ONE is equipped with a high-performance Qualcomm 820A platform. We also use an Android-Linux dual system for in-car interactive controls. Our signature four-display interactive system and full-coverage in-car voice control system offer superior user experiences for both drivers and passengers.

        We collaborate with global leading partners, such as Bosch, to develop our ADAS solutions. All Li ONEs are equipped with ADAS as a standard feature, which makes the driving and riding experiences much safer and easier.

        Throughout the vehicle lifecycle, FOTA upgrades enable us to continuously add new features to our smart solutions and improve system performance. We also leverage our cloud capability to remotely monitor and respond to vehicle conditions to ensure the high performance of all our vehicles.

High efficiency in sales and marketing

        We have developed our own integrated online and offline platform to interact directly with customers, from sales leads to customer reviews. With fully digitalized processes and continuous data-driven optimization, we expect to achieve much higher efficiency in sales and marketing than automakers that rely on third-party dealerships to reach customers.

        We have established our own direct sales and servicing network. Compared with incumbent automakers' dealership model in China, our sales and servicing network is more efficient due to the shortened decision-making process and less potential conflict of interests.

        We believe that high sales and marketing efficiency will allow us to achieve profitability at a relatively early stage.

Effective quality control capabilities

        Quality is essential to our business. We have built our own state-of-the-art Changzhou manufacturing base, which allows us to implement strict quality control protocols and measurements throughout the manufacturing process. Our engineering and manufacturing teams collaborate with each other seamlessly and are able to incorporate customer feedback for rapid product enhancements and quality improvement.

        We apply rigorous standards in the vehicle development and validation process. We benchmark quality control best practices of traditional premium automakers to enhance testing and validation. As of March 31, 2020, we had accumulated over 8.3 million kilometers of road tests for Li ONE.

        We work with world-class suppliers with high quality standards. Our key suppliers include global leaders such as BorgWarner, Bosch, and CATL. We also implement strict quality control protocols and measurements to select and manage suppliers.

Combination of expertise from automotive, smart device, and internet industries

        Our team has tremendous experience in their areas of expertise. The key members of our visionary management team have an average of over 16 years of industry experience. Mr. Xiang Li, our founder, chairman, and chief executive officer, is a successful serial entrepreneur in China's internet industry. Before founding our company, Mr. Li founded Autohome Inc. (NYSE: ATHM) and built it to become the leading online destination for automobile consumers in China.

        The senior members of our teams come from traditional automotive, smart device, and internet industries. They collaborate closely and complement each other to drive innovations within our company. For example, our signature four-display interactive system was created by drawing on the online user interface design capabilities of our internet teams, the hardware capabilities of our smart device teams and the interior design capabilities of our automotive teams.

        Our culture combines the innovation mindset, fast-cycle product development, and adaptive processes of the best technology companies with the high reliability and operational excellence of the best automotive companies.

Our Strategies

        We aim to become a leading player in China's NEV market. We provide families with safe, convenient, and cost-effective mobility solutions through our product, technology, and business model innovation. We aspire to create a sustainable path for everyone to embrace vehicle electrification. We intend to pursue the following strategies to achieve our mission.

Focus on the SUV segment and successfully launch future models

        We will continue to develop new SUV models with best-in-class performance, including a full-size premium extended-range electric SUV planned for 2022, as we believe in the expanding market opportunity created by larger average family size and the increasing consumption power of consumers in China. We aim to build a solid brand trusted by families and selectively expand our product line to offer more SUV models within our target price range.

Continue to innovate in electrification, vehicle intelligence, and autonomous driving

        We will introduce a next-generation EREV platform in our new vehicle planned for 2022. With next-generation EREV technology, we aim to improve on the system's energy efficiency and reduce its size in order to increase the usable interior space of the vehicle. We also intend to continue to enhance our smart-vehicle solutions, particularly by increasing computing power and bandwidth. Furthermore, we plan to gradually enhance our Level 2 autonomous driving, and ultimately, to develop Level 4 autonomous driving technology.

Further expand sales network and optimize efficiency

        We plan to expand to broader regions across China to address the increasing needs of prospective customers. We plan to open retail stores and delivery and servicing centers as on-the-ground outposts to our core customers, and authorize and cooperate with third party body and paint shops to efficiently and effectively extend our service coverage.

        We plan to optimize our sales and marketing efficiency by leveraging our integrated online and offline platform. In addition, we will continue to strengthen our digitalized system to integrate and connect all stages of the vehicle sales and servicing process to achieve higher efficiency in sales and marketing than automakers that rely on third-party dealerships to reach customers.

Continue to pursue operational excellence and cost improvement

        As vehicles continue to integrate increasingly complex and mission-critical software, we believe that ensuring the quality of that software is of increased importance. We intend to allocate a larger proportion of our development efforts on improving software quality while continuing to incrementally improve our vehicle hardware.

        Meanwhile, we will continue to optimize our operation cost. We will follow a design-for-cost philosophy in which we design vehicles from the beginning in a way that limits the all-in cost of manufacturing, selling and distributing the end product. For example, we will continue to minimize personalized configuration options in order to achieve the highest possible economies of scale. Also due to our agile development and procurement processes, we expect to be able to quickly qualify new components for our vehicles as their costs decrease.

Our Vehicles

        We design, develop, manufacture, and sell premium NEVs in China. We currently focus on premium SUVs with EREV powertrains to provide families in China with safe, convenient, and cost-effective mobility solutions. Our first production vehicle, Li ONE, is a six-seat, large premium extended-range electric SUV. We started volume production of Li ONE in November 2019 in our own Changzhou manufacturing facility. We plan to launch our second model, a full-size premium extended-range electric SUV, in 2022.

Li ONE

        Li ONE is a large premium extended-range electric SUV. This six-seater (seven-seater as optional), which is 5,020 millimeters long with a 2,935-millimeter wheelbase, offers a combination of long range, high performance, efficient energy consumption, and flexible power supplies.

  •
  Long Range.  Li ONE has an NEDC range of 800 kilometers. Its 40.5-kilowatt hour lithium-ion battery pack is capable of supporting a purely electrically powered range of 180 kilometers.

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  High Performance.  Equipped with all-wheel drive and two electric motors, Li ONE is able to accelerate from zero to 100 kilometers per hour in 6.5 seconds. Its EREV powertrain can deliver a maximum of 240 kilowatts of power and 530 Newton meters of torque. The performance of Li ONE's powertrain is comparable to that of an ICE vehicle powered by a 3.0-liter, six-cylinder, turbo-charged engine.

  •
  Efficient Energy Consumption.  The high-efficiency EREV powertrain and the advanced thermal management system help Li ONE achieve a fuel consumption rate of 6.8 liters per 100 kilometers and an electricity consumption rate of 20.2 kilowatt-hours per 100 kilometers.

  •
  Flexible Power Supplies.  Li ONE's energy can be replenished by slow charging, which takes approximately six hours for a full charge with a seven-kilowatt charger, fast charging, which takes approximately 30 minutes to increase the displayed state of charge from 20% to 80% with a 60-kilowatt charger, and refueling. It can operate even when consumers have no access to charging infrastructure. We currently offer three driving modes to cover different use case scenarios for our customers.

        At an MSRP of RMB328,000 (approximately US$46,000), Li ONE includes over 40 premium and technology features in one standard package, which are typically only included on vehicles with an MSRP above RMB600,000 (approximately US$85,000) in China. Customers only need to choose exterior and interior colors, wheel style, and seat layout (six seats or seven seats).

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  Premium features:  Napa leather cover, seat heating for first- and second-row seats, laminated acoustic glass, silver-plated heat insulated windshield, and tires with acoustic technology.

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  Technology features:  four-display interactive system with advanced navigation and entertainment applications, full-coverage in-car voice control system, remote mobile control, ADAS, and FOTA upgrades.

        Li ONE is equipped with comprehensive active and passive safety solutions. It was designed in accordance with the 5-star rating standards under 2018 China New Car Assessment Program, or C-NCAP. Li ONE includes the following key safety measures:

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  Active safety.  Our ADAS includes five key safety functions: automatic emergency braking, forward collision warning, intelligient headlight control, lane departure warning, and side view assist. The braking distance of Li ONE from 100 kilometers per hour to a complete stop is less than 39 meters. For a discussion of key features of ADAS, see "—Technology—Autonomous Driving."

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  Ultra-high strength, heavy-duty steel-aluminum body.  Li ONE uses a strong heavy-duty steel-aluminum body with the torsional stiffness of 31,000 Newton meters per degree.

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  Passenger protection.  Li ONE is equipped with seven air bags for comprehensive protection to the driver and passengers.

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  Battery safety.  The battery pack is securely sealed in a high-strength aluminum alloy casing that is waterproof and dustproof at IP67D, and is further protected by four longitudinal anti-collision beams. We have also implemented a battery management system that automatically monitors temperature, power output, and other status of the battery pack.

        Li ONE has one standard MSRP and we do not plan to raise the price of Li ONE despite the phase-out of government's subsidies. Currently, our Li ONE customers can benefit from vehicle-related tax exemptions in China and local government policies in favor of NEVs in certain cities in China, such as no quota limitations for vehicle license plate application and exemption from traffic restrictions.

Future Vehicles

        We plan to launch a full-size premium extended-range electric SUV in 2022. It is currently under development and will be equipped with our next generation EREV powertrain. We believe that this planned SUV will allow us to target a broader market in the premium SUV segment. In the future, we plan to develop new vehicles, including mid-size and compact SUV models, with new generations of EREV powertrain and smart technologies to target an even broader SUV market.

Technology

EREV Powertrain

        We have developed our own EREV powertrain, which primarily consists of an electric propulsion system and a range extension system.

  •
  Electric propulsion system.  The electric propulsion system consists of front and rear dual electric motors and a battery pack. Li ONE is equipped with a front electric motor with a maximum of 100 kilowatts of power and 240 Newton meters of torque, and a rear electric motor with a maximum of 140 kilowatts of power and 290 Newton meters of torque. Li ONE uses a 40.5-kilowatt hour lithium-ion battery pack, placed between the front and rear axles.

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  Range extension system.  The range extension system consists of a generator, a turbo-charged engine, and a fuel tank. It has a 1.2-liter, 3-cylinder, turbo-charged engine that can deliver a maximum of 96 kilowatts of power to propel the generator. The 100-kilowatt generator can propel the vehicle or charge the battery pack. The fuel tank has 45 liters of capacity. The range extension system consumes fuel and generates electricity.

        With our proprietary EREV technology, we are able to customize and continuously optimize the vehicle control strategies under different scenarios. We currently offer three driving modes. The driver can freely switch between the three modes at any time while driving based on the driver's needs to prioritize either saving fuel or maintaining the battery's state of charge.

  •
  E-Power Mode.  This mode is designed for customers with convenient access to charging infrastructure. Under this mode, our vehicle will drain power from the battery without activating the range extension system for about 150 kilometers (NEDC standard), essentially operating like a BEV. The range extension system will power up when the battery's displayed state of charge is around 17%, and propel our vehicle and maintain the dynamic balance of the battery's state of charge. When the fuel tank is empty, the range extension system will cease to operate, and our vehicle may continue to drive approximately 30 kilometers (NEDC standard) draining power from the battery.

  •
  Hybrid Mode.  This mode is designed for customers who can occasionally access the charging infrastructure. Under this mode, our vehicle will drain power from the battery without activating the range extension system for about 60 kilometers, operating like a BEV. The range extension system will power up earlier than under the E-Power mode, and propel our vehicle. Then the hybrid energy of the petrol and the electricity from battery can offer a balanced experience between NVH performance and fuel efficiency. When the fuel tank is empty, the range extension system will cease to operate, and our vehicle can continue to drive approximately 30 kilometers draining power from the battery.

  •
  E-Hold Mode.  This mode is designed for customers with virtually no practical access to charging infrastructure. Under this mode, our vehicle will drain power from the battery without activating the range extension system for about 60 kilometers, again operating like a BEV. The range extension system will power up earlier than under the E-Power Mode, and propel our vehicle and maintain the dynamic balance of the battery's state of charge at a higher level than that under the Hybrid Mode to preserve more power. When the fuel tank is empty, the range extension system will cease to operate, and our vehicle can continue to drive approximately 120 kilometers draining power from the battery.

        The following diagram illustrates the EREV driving modes of Li ONE.

Li ONE—EREV Driving Modes

Note:

(1)
Displayed SOC denotes displayed state of charge, which refers to the level of charge of a battery relative to its capacity as displayed on the instrument panel of the car.

        Each EREV driving mode is optimized to balance the NVH performance, powertrain output, and energy consumption, so that customers with varying access to charging infrastructure can have similar driving experiences with our Li ONE.

        The EREV powertrain is able to deliver propulsion at higher efficiency than ICE powertrains. The engine in the range extension system is used solely to propel the generator and never propels the vehicle directly. Therefore, the engine can constantly operate at the most efficient status regardless of the road conditions and vehicle speed, unlike the engine in an ICE vehicle that will operate at fluctuating efficiency to adjust to the changing road conditions and vehicle speed. The EREV powertrain thus avoids the energy loss typically associated with ICE vehicle powertrains during urban driving.

        We are able to apply FOTA upgrades to refine the EREV operating strategies and control firmware and software. We are also able to leverage our cloud capabilities to remotely diagnose the status of the system with users' permission.

Smart Interactive Systems

        We design our vehicles to provide premium user experiences to families in China through smart interaction and connectivity.

  Four-display interactive system

        The signature four-display interactive system delivers convenient, user-friendly services to drivers and passengers via the instrument panel cluster, central information display, front passenger display, and central control panel. We use a Linux-Android Automotive dual system architecture, and the two sets of systems are connected but can still operate independently. The Linux-based system is primarily used for the vehicle driving control, and the Android Automotive-based system is primarily used for in-car entertainment and interaction. We apply Android-based hibernation and activation algorithms to ensure quick activation of the four displays and their systems. We also equip Li ONE with a high-performance Qualcomm 820A chip.

Li ONE—Four-Display Interactive System

  Full-coverage in-car voice control system

        We also deploy full-coverage in-car voice control system that uses four omni-directional high-sensitivity digital microphones.

        This voice control system provides a comprehensive solution for in-car interaction. Passengers can check routes, make phone calls, listen to music and other audio programs, configure system settings, control the vehicle windows, and initiate other activities by talking naturally in the vehicle. The system is smart enough to respond swiftly to frequently used commands. The advanced natural language processing algorithms are able to analyze the human voice with adequate accuracy to enhance the interaction quality of the system.

  FOTA upgrades

        Our vehicle systems are designed with extendibility through FOTA upgrades, which improve system performance and enable customers to access new features. Our FOTA upgrades can also automatically roll back if there are issues during the upgrading process and retry later. Our FOTA upgrades support concurrent upgrading and driving to provide maximum flexibility to customers. Through FOTA upgrades, we are able to add more features to our in-car interactive and entertainment systems, improve powertrain performance, and optimize vehicle and system control algorithms.

Autonomous Driving

        Li ONE is equipped with ADAS, our enhanced Level 2 autonomous driving solution. We selectively use autonomous driving hardware from leading global suppliers, including a vision chip, a millimeter-wave radar and 12 ultrasonic sensors, and the electronic stability program and iBooster 2.0 electronic braking systems from Bosch. Our ADAS is optimized and adapted based on the complex road conditions in China. Our current ADAS solution includes over 10 driver assistance features, including adaptive cruise control, automatic emergency braking, automatic parking assist, forward collision warning, intelligent headlight control, lane change assist, lane departure warning, lane keep assist, and side view assist.

Research and Development

        As an emerging automaker, we heavily rely on research and development to establish and strengthen our market position. We conduct our research and development activities relating to vehicle and smart technology primarily in Beijing, China. We also maintain a production engineering and technology center in Changzhou, Jiangsu Province, China. As of December 31, 2019, we had over 1,000 employees engaging in research and development, including over 390 for smart technology development.

Vehicle

        Our vehicle research and development team covers all areas of vehicle design, development, and production from concept to completion, including interior and exterior design, body design and engineering, electrical engineering and integration, battery engineering, EREV powertrain technology, vehicle integration, performance testing, and technology and patent management.

        Members of our vehicle research and development team have an average industry experience of approximately ten years in their respective fields, many of whom come from leading global and domestic automakers such as Mercedes-Benz, Nissan, and SAIC Motor.

Intelligence System

        Our intelligence system research and development team supports our multidisciplinary research efforts on intelligence, connectivity, user interface design, and autonomous driving. We have implemented a comprehensive plan of developing our proprietary autonomous driving technology for our vehicles. Leveraging our capabilities in system development, algorithms, simulation, solutions development, and system integration, we plan to advance from Level 2 autonomous driving, ultimately to Level 4 autonomous driving.

Vehicle Design and Engineering

        We have developed significant in-house capabilities in the design and engineering of EREVs and various components and systems. Our vehicle styling team, which consists of experienced designers from reputable global automakers, has defined "halo" as the design language for our Li Auto vehicle family. We have in-house vehicle development capabilities with core competence in EREV powertrain architecture, chassis, and battery, motor, and electric control systems. In particular, we have developed substantial expertise in design, development, and manufacturing of battery management systems and vehicle control units. We utilize computer-aided engineering simulation analytics throughout our design and engineering process and conduct performance validation and reliability testing in our seven laboratories. Furthermore, our engineering and manufacturing teams work alongside our suppliers and partners in designing key components in order to achieve cost optimization throughout the research and development process and thereafter.

Sales and Marketing

Digitalized Sales and Marketing

        We have developed our own integrated online and offline platform to interact directly with customers, from sales leads to customer reviews.

        We bring a steady stream of sales leads through three channels: retail stores, media platforms and user word-of-mouth. We convert these leads to registered users in our Li Auto system, which consists of our official website, the Li Auto App, and our WeChat official account. The system automatically establishes a user behavior model, records and analyzes the conversion efficiency of each user from lead to registration, and to transaction. Through our data analytics, we constantly optimize the sources of sales leads, product presentation and sales processes. At the same time, through user engagement within our online system, we encourage owners of our vehicles to voluntarily promote our vehicles, generating high-quality sales leads. As a result, a flywheel is formed, leading to higher conversion efficiency and lower customer acquisition costs.

        Once the user places an order, we provide the user with delivery, finance, and after-sales service through our sales and servicing network. By collecting user behavior and feedback in the closed-loop process, we improve the quality and efficiency of our services, reduce personnel-related expenses and investment in stores and delivery centers, and ultimately reduce offline service costs.

Direct Sales and Servicing Network

        We build and operate our own sales and distribution infrastructure and sell our vehicles directly to our customers. We believe that our direct sales model not only improves economic and operational efficiency significantly, but also provides our customers with superior purchasing experiences consistent with our values and brand image.

        As of March 31, 2020, we had 15 retail stores across major cities in China, each occupying a space ranging from 200 to 400 square meters. Customers visit a store for vehicle check-up, test-drive, and order placement. In 2020, we began to open our galleries, which are smaller than our retail stores and focus on product demonstration, service experience, and brand awareness enhancement. We locate our stores and galleries in selected shopping malls where our targeted customers are likely to patronize, instead of central business districts or landmark buildings.

        As of March 31, 2020, we had 16 delivery and servicing centers across major cities in China. Delivery and servicing centers perform in-person delivery and maintenance and repairs, and are generally located in the suburbs with convenient transportation.

        Prospective customers can place orders by paying a deposit of RMB5,000, which becomes non-refundable after two days, via our Li Auto App or our website. Their orders also automatically become confirmed orders after two days following the deposit payment, and no additional deposits are required from the customer prior to delivery. Our delivery specialists will then follow up with the customers about pre-delivery matters, such as financing and home charger installations. Once the vehicles arrive at logistics centers, our delivery specialists will contact the customers to arrange delivery. For customers from cities without a Li Auto delivery and servicing center, we can also provide remote delivery services.

Marketing

        We have been able to generate significant media coverage of our company and our vehicles. Our principal marketing goals are to build brand awareness and loyalty, generate sales leads, and integrate customer input into the product development process.

        We focus our marketing efforts on generating word-of-mouth referrals and creating content for marketing on new media and short-video social media platforms with the goal of increasing our product exposure and building our reputation. Our marketing content includes high-quality videos developed in-house which elaborates on our product specifications and technology. We also publish voluntary referrals from our customers and videos created by key opinion leaders in areas across technology, travel, and maternal and infant products, all of which represent real user experiences and enhance the popularity of our vehicles. We also leverage the data-driven features of short-video social media platforms to accurately target customers by marketing on leading platforms such as Douyin, known as the Chinese version of TikTok, and Kuaishou. The popularity, efficiency and interactive nature of short-video enable wide reach of our content marketing within a short period of time. We believe that the combination of our high quality content and the optimization of our marketing channels, in addition to the strong word-of-mouth referrals of our customers and our digitalized direct sales system, form a virtuous cycle from content marketing to sales leads, and in turn to word-of-mouth referrals, which enables us to achieve continued brand exposure and attract high-quality potential customers at relatively low marketing spending.

Servicing and Warranty

        We offer a five-year or 100,000-kilometer limited warranty for new vehicles, and an eight-year or 120,000-kilometer limited warranty for battery packs, electric motors, and electric motor controllers. Currently, we also offer each initial owner extended lifetime warranty for RMB4,999 (or lower amount when on sale), except that those who made reservations before May 31, 2019 and then confirm the order before December 31, 2020 would be provided with such extended lifetime warranties for initial owners for free, subject to certain conditions. We also provide owners of Li ONE free roadside assistance during the warranty coverage 24 hours a day, seven days a week.

        Owners can have their vehicles serviced either in our delivery and servicing centers, which cover 13 major cities in China as of March 31, 2020, or Li Auto-authorized body and paint shops. We had a network of 42 Li Auto-authorized body and paint shops covering 35 cities in China as of March 31, 2020, and plan to further expand to cover around 100 cities by the end of 2020.

Value-Added Services

        We offer a suite of value-added services to serve our customers' needs and keep them engaged.

        To enrich the ownership experiences of our customers, we have launched our Li Plus paid membership program. Membership benefits span after-sale services, third-party in-car entertainment services, and life style components. The program currently has five categories of benefits, including paid regular servicing of the vehicle, free vehicle pick-ups and deliveries, unlimited high-speed data plan, Li music membership, and discounts on our service and products offerings. Currently, we also award membership points for successful referrals, which can be used to redeem merchandise in our online store. After we deliver more vehicles, collect more data, and have a better understanding of our customers' needs, we may continuously add more services into the program.

        We also offer certain services embedded within the sale of vehicles, including installation of charging stalls, and vehicle internet connection services.

        We cooperate with several commercial banks to facilitate auto finance for our customers. We do not charge any financing service fees and are not obligated to facilitate any financing. A month prior to delivery, our delivery specialist will open the auto finance applications, if needed, and the customers can complete the procedures on our Li Auto App. As the commercial banks handle the auto finance applications, our customers can track the status of their applications on our Li Auto App. Customers can also make payments for their purchases on the Li Auto App.

        We work with auto insurance companies to facilitate our customers' purchase of a variety of auto insurance products, which can be handled by the delivery specialist assigned to each customer.

Manufacturing, Supply Chain, and Quality Control

Manufacturing

        We are listed in the catalog of vehicle manufacturers of the MIIT and we manufacture Li ONE in our own state-of-the-art Changzhou factory. The Changzhou manufacturing base covers an area of 50 hectares and has constructed shop floor space of approximately 185,000 square meters. It consists of four workshops, stamping, welding, painting, and assembly, and an office building. The current production capacity is 20JPH (jobs per hour) or 100,000 units per year and it can be expanded to 40JPH or 200,000 units per year with additional machinery and production line installation.

        The production in our factory is highly automated. We use linear seven-axis robots for our stamping line, which is capable of switching tooling with the press of a button and mixed production of steel and aluminum parts. In the stamping workshop, the high-speed flexible manufacturing line first produces large body panels before fully-automated, quality inspection blue-ray scanning performs 100% of the dimensional inspections on them. In the welding workshop, we achieve 100% automation for all welding spots. In the painting workshop, we use 28 painting robots that ensure consistency of coatings on the body.

        Our production management related IT systems and automated production equipment work together, which significantly improve our operating efficiency. For example, screw tightening is critical component for the quality of Li ONE. There are over 1,300 tightening points on Li ONE, of which over 500 are critical. All tightening values are monitored and controlled by the systems to ensure perfect matching of torque value and angle for tightening and the vehicle model. All tightening values and data are uploaded to our manufacturing execution system for monitoring, which can be traced back for over ten years.

Supply Chain

        We collaborate with over 150 suppliers for 1,916 sourced parts to build our Li ONE. We expect to benefit from economies of scale with our production volume ramp-up. We have developed close partnership with suppliers for key parts, such as CATL for battery packs, BorgWarner for electric motors, Inovance for electric motor controllers, Saint-Gobain for windshields, and SDS for multi-mode hybrid transmissions.

        We make sourcing decisions taking into account quality, cost, and lead-time. Our supplier quality engineers are responsible for managing the production processes of suppliers to ensure that our quality standards are met. APQP (Advanced Product Quality Planning) and PPAP (Production Part Approval Process) procedures are executed with high standard.

        We implemented a supplier relationship management system to collaborate with our suppliers for forecasting, ordering, receipt and return of goods. Our supply management team works closely with suppliers to ensure the availability of required supply.

Quality Control

        Benchmarking the best-in-class practices in the industry, we have developed our own quality management system spanning the full lifecycle of a vehicle, from product design to after-sale services, covering hardware, software, and service.

        For Li ONE testing and validation, we have maintained over 1,700 vehicle testing measures, including over 500 critical testing measures, to ensure high quality. As of March 31, 2020, we had performed over 8.3 million kilometers of road tests including enhanced reliability test on proving grounds and vehicle durability test on roads for general users. The tests cover road environment tests under extreme working conditions such as extreme temperatures and humidity as well as high altitudes and tests of ADAS performance. We not only resolve quality issues as they emerge, but also preemptively assess and prevent issues. We studied over 1,000 issues frequently seen in market recalls and confirmed our solutions are adequate. Before the volume production of Li ONE, we conducted special inspection and prevented 19 issues that other automakers have encountered.

Data Security and Protection

        With the level of intelligence and connectivity of vehicles, and our highly integrated system that interacts with the customers, we place strong emphasis on data security and protection. We have implemented procedures to regulate our employees' actions in relation to user data in order to protect user privacy and data security. We also have adopted a strict access control mechanism to protect user privacy while meeting business requirements. In addition, we employ a variety of technical solutions to prevent and detect risks in user privacy and data security, such as encryption and log audit. Our internal cloud data security team as well as external data security experts constantly examine and test our data security system to ensure that any vulnerability identified is fixed immediately.

Competition

        The China automotive market is highly competitive and we expect that it will become even more competitive in the future. We believe that our vehicles compete with premium SUVs regardless of powertrain technology. We believe the primary competitive factors in our markets are: technological innovation, product quality and safety, product pricing, sales efficiency, manufacturing efficiency, branding, and design and styling. We believe that positive factors pertaining to our competitive position include precise consumer targeting and product positioning, innovative design and technology, BOM cost management, distribution cost management, and general management efficiency as a company. See "Risk Factors—Risks Relating to Our Business and Industry—We may not be successful in the highly competitive China automotive market, especially its premium SUV segment." for risks related to competition in our industry.

Intellectual Property

        We believe that we have significant capabilities in the areas of vehicle engineering, development, and design. As a result, our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including employee and third party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. As of March 31, 2020, we had 657 issued patents and 527 pending patent applications, 343 registered trademarks, and 81 pending trademark applications in China. As of March 31, 2020, we also held or otherwise had the legal right to use 21 registered copyrights for software or work of art and 62 registered domain names, including lixiang.com. We intend to continue to file additional patent applications with respect to our technology.

Vehicle Delivery

        The following table sets forth our cumulative vehicle delivery data as of the end of the periods indicated.

	November 2019	December 2019	January 2020	February 2020	March 2020	April 2020	May 2020	June 2020
Li ONE delivered(1)	—	973	2,153	2,422	3,869	6,491	8,639	10,473

Note:

(1)
Excludes vehicles delivered for testing and other non-sales purposes.

        In the fourth quarter of 2019, the first quarter of 2020, and the second quarter of 2020, a total of 973, 2,896, and 6,604 Li ONEs are delivered, respectively.

Employees

        As of December 31, 2018 and 2019, we had 1,593 and 2,628 employees, respectively. All of our employees are based in China.

        The following table sets forth the number of our employees by function as of December 31, 2019.

Function	Number of Employees	Percentage
Research and Development	1,005	38.2%
Production	1,003	38.2%
Sales and Marketing	475	18.1%
General and Administrative Support	145	5.5%

Total	2,628	100.0%

        Our success depends on our ability to attract, retain, and motivate qualified employees. We offer employees competitive salaries, performance-based cash bonuses and equity-based incentives, comprehensive training and development programs, and other fringe benefits and incentives. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages. No collective bargaining agreement has been put in place.

        As required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance funds, namely, medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, and pension benefits, as well as a housing provident fund. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

        We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with all of our employees.

Properties and Facilities

        We are headquartered in Beijing, China. Currently, we own land use rights with respect to one parcel of land in Changzhou, Jiangsu Province, China of approximately 185,000 square meters and the ownership with respect to the plants thereon for the term ending on September 11, 2068 and January 23, 2069, respectively.

        We have also leased a number of our facilities. The following table sets forth the location, approximate size, primary use and lease term of our major leased facilities as of March 31, 2020:

Location	Approximate Size (Building) in Square Meters	Primary Use	Lease Term
Beijing	59,954	Headquarters, office, research and development	15 years
Beijing	9,389	Office	1 year to 11.2 years
Beijing, Shanghai, Nanjing, Zhengzhou, Suzhou, Chengdu, Chongqing, Tianjin, Hangzhou, Guangzhou, Wuhan, Xi'an, Shenzhen, Jinan, Ningbo, Shijiazhuang, and Changsha	63,668.81	Sales, marketing, and customer service	1.1 year to 8 years
Changzhou, Chongqing, and Beijing	202,573	Vehicle manufacturing, engineering, and design services	1.2 years to 15 years

Insurance

        We maintain various insurance policies to safeguard against risks and unexpected events. We maintain property insurance, machinery breakdown insurance, public liability insurance, commercial general liability insurance, employer's liability insurance, driver's liability insurance, and inland transit insurance. In addition to providing social security insurance for our employees as required by PRC law, we also provide supplemental commercial medical insurance for our employees. We do not maintain business interruption insurance or key-man insurance. We believe that our insurance coverage is adequate to cover our key assets, facilities, and liabilities.

Legal Proceedings

        We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

        Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management's time and attention. For potential impact of legal or administrative proceedings on us, see "Risk Factors—Risks Relating to Our Business and Industry—We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition." and "Risk Factors—Risks Relating to Our Business and Industry—We are or may be subject to risks associated with strategic alliances or acquisitions."

REGULATIONS

        This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations and Approvals Covering the Manufacturing of Battery Electric Passenger Vehicles

        Pursuant to the Provisions on Administration of Investment in Automotive Industry, which was promulgated by the NDRC and became effective on January 10, 2019, enterprises are encouraged to, through equity investment and production capacity cooperation, facilitate mergers and restructuring, enter into strategic alliances, carry out joint research and development of products, organize joint manufacturing, and increase industrial integration. The leading resources in production, education, research, application, and other areas are encouraged to be integrated, and core enterprises in the automotive industry are encouraged to form industrial alliance and industrial consortium. In addition, these provisions categorize EREV as electric vehicles.

        Pursuant to the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products, to be included in the Vehicle Manufacturers and Products Announcement, our vehicles must satisfy certain conditions, including, among others, meeting certain standards set out therein, meeting other safety and technical requirements specified by the MIIT, and passing inspections conducted by a state-recognized inspection institution. After these conditions are met and the application has been approved by the MIIT, the qualified vehicles will be included in the Vehicle Manufacturers and Products Announcement by the MIIT. If an NEV manufacturer manufactures or sells any model of an NEV without prior approval of the competent authorities, including the inclusion in the Vehicle Manufacturers and Products Announcement by the MIIT, it may be subject to penalties, including fines, forfeiture of any illegally manufactured and sold vehicles and spare parts, and revocation of its business licenses.

Regulations on Compulsory Product Certification

        Pursuant to the Administrative Regulations on Compulsory Product Certification that was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine, or the QSIQ (which has been merged into the State Administration for Market Regulation), and became effective on September 1, 2009, and the List of the First Batch of Products Subject to Compulsory Product Certification that was promulgated by the QSIQ in association with the State Certification and Accreditation Administration Committee and became effective on May 1, 2002, the QSIQ is responsible for the regulation and quality certification of automobiles. Automobiles and parts and components cannot be sold, exported, or used in operating activities until they are certified by designated PRC certification authorities as qualified products and granted certification marks.

Regulations on Electric Vehicle Charging Infrastructure

        Pursuant to the Guidance Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles, which became effective on July 14, 2014, the Guidance Opinions of the General Office of the State Council on Accelerating the Development of Charging Infrastructures of the Electric Vehicles, which became effective on September 29, 2015, and the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015-2020), which became effective on October 9, 2015, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and only centralized charging and battery replacement power stations are required to obtain approvals for construction permits from the relevant authorities. The Circular on Accelerating the Development of Electric Vehicle Charging Infrastructures in Residential Areas promulgated on July 25, 2016 further provides that the operators of electric vehicle charging and battery swap infrastructure are required to carry liability insurance for the safety of their facilities. The manufacturers of charging and battery swap facilities and electric vehicle manufacturers are encouraged to purchase liability insurance on charging safety to protect individual users.

Regulations on Automobile Sales

        Pursuant to the Administrative Measures on Automobile Sales promulgated by the Ministry of Commerce, which became effective on July 1, 2017, automobile suppliers and dealers are required to file with the relevant authorities through the national automobile circulation information system operated by the competent commerce department within 90 days after the receipt of a business license. Where there is any change to the information filed, automobile suppliers and dealers must update such information within 30 days after such change.

Regulations on the Recall of Defective Automobiles

        On October 22, 2012, the State Council promulgated the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2013 and was amended on March 2, 2019. The product quality supervision department of the State Council is responsible for the supervision and administration of recalls of defective automotive products nationwide. Pursuant to these administrative provisions, manufacturers of automotive products are required to take measures to eliminate defects in the products they sell and recall all defective automotive products. Failure to recall such products may result in a compulsory order to recall the defective products from the quality supervisory authority of the State Council. If an operator conducting sales, leasing, or repairs of vehicles discovers any defect in any automotive products, it must cease to sell, lease, or use the defective products and must assist manufacturers in the recall of those products. Manufacturers must recall their products through publicly available channels and publicly announce the defects. Manufacturers must take measures to eliminate or cure defects, including rectification, identification, modification, replacement, or return of the products. Manufacturers that attempt to conceal defects or do not recall defective automotive products in accordance with the relevant regulations will be subject to penalties, including fines, forfeiture of any income earned in violation of law, and revocation of licenses.

        Pursuant to the Implementation Rules on the Administrative Provisions on Defective Automotive Product Recalls, which was promulgated by the QSIQ on November 27, 2015 and became effective on January 1, 2016, if a manufacturer is aware of any potential defect in its automobiles, it must investigate in a timely manner and report the results of such investigation to the QSIQ. Where any defect is found during the investigation, the manufacturer must cease to manufacture, sell, or import the relevant automotive products and recall such products in accordance with applicable laws and regulations.

Regulations on Product Liability

        Pursuant to the PRC Product Quality Law, which was promulgated on February 22, 1993 and amended on July 8, 2000, August 27, 2009, and December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes personal injury or property damage, the aggrieved party may make a claim for compensation from the manufacturer or the seller of the product. Manufacturers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and fines. Earnings from sales in violation of such standards or requirements may also be confiscated, and in severe cases, an offender's business license may be revoked.

Favorable Government Policies Relating to NEVs in China

Government Subsidies for NEV Purchasers

        On April 22, 2015, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on the Financial Support Policies on the Promotion and Application of New Energy Vehicles in 2016-2020, which became effective on the same day. This circular provides that those who purchase NEVs specified in the Catalogue of Recommended New Energy Vehicle Models for Promotion and Application by the MIIT from 2016 to 2020 may obtain subsidies from the PRC government. Pursuant to this circular, a purchaser may purchase an NEV from a seller by paying the original price minus the subsidy amount, and the seller may obtain the subsidy amount from the government after such NEV is sold to the purchaser. Li ONE was added to this catalogue by the MIIT on June 11, 2019 and is eligible for such subsidies. The circular also provided a preliminary phase-out schedule for the provision of subsidies.

        On December 29, 2016, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on Adjusting the Subsidy Policy for the Promotion and Application of New Energy Vehicles, which became effective on January 1, 2017, to adjust the existing subsidy standard for NEV purchasers by capping the local subsidies at 50% of the national subsidy amount and further specifying that the national subsidies for purchasers of certain NEVs (except for fuel cell vehicles) from 2019 to 2020 will be reduced by 20% from the 2017 subsidy standards.

        The subsidy standard is reviewed and updated on an annual basis. The current subsidy standard is provided in the Circular on Further Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles, which was jointly promulgated by the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC on March 26, 2019. This current subsidy standard reduces the amount of national subsidies and cancels local subsidies after the transition period from March 26, 2019 to June 25, 2019, except for subsidies on new energy buses and fuel cell vehicles. The support at the local level is directed to the construction of charging infrastructure or other "short board" and operation services.

        On April 23, 2020, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on Improving the Subsidy Policy for the Promotion and Application of New Energy Vehicles, pursuant to which, the original end date of subsidies for NEV purchasers will be extended by two years to the end of 2022 and the national subsidies for NEVs will be reduced in 10% increments each year, commencing from 2020. Only NEVs with an MSRP of RMB300,000 or less before subsidies are eligible for such subsidies starting from July 2020, and the MSRP of Li ONE is higher than the threshold. In addition, the circular also limits the number of vehicles eligible for subsidies each year to approximately 2 million.

Exemption of Vehicle Purchase Tax

        On December 26, 2017, the Ministry of Finance, the SAT, the MIIT, and the Ministry of Science and Technology jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, pursuant to which, from January 1, 2018 to December 31, 2020, the vehicle purchase tax applicable to ICE vehicles is not imposed on purchases of qualified NEVs listed in the Catalogue of New Energy Vehicle Models Exempt from Vehicle Purchase Tax issued by the MIIT, including NEVs listed before December 31, 2017. Li ONE was added to this catalogue in the 25th batch on June 12, 2019, and the purchasers of Li ONE thus may enjoy this tax exemption.

        On April 16, 2020, the Ministry of Finance, the SAT, and the MIIT jointly issued the Announcement on Exemption Policy of Vehicle Purchase Tax for New Energy Vehicle, which will be effective on January 1, 2021, pursuant to which the exemption of vehicle purchase tax for the NEVs will be extended to 2022.

Non-Imposition of Vehicle and Vessel Tax

        Pursuant to the Preferential Vehicle and Vessel Tax Policies for Energy-Saving and New Energy Vehicles and Vessels jointly promulgated by the Ministry of Finance, the Ministry of Transport, the SAT, and the MIIT on July 10, 2018, NEVs, including battery electric commercial vehicles, plug-in (including extended-range) hybrid electric vehicles, fuel cell commercial vehicles are exempt from vehicle and vessel tax, whereas BEVs and fuel cell passenger vehicles are not subject to vehicle and vessel tax. The qualified vehicles are listed in the Catalogue of New Energy Vehicle Models Exempt from Vehicle and Vessel Tax issued by the MIIT and SAT from time to time. Li ONE was listed in this catalogue issued by the MIIT and SAT on July 1, 2019 and is thus exempt from vehicle and vessel tax.

NEV License Plates

        In recent years, in order to control the number of motor vehicles on the road, certain local governments in China, such as Shanghai, Tianjin, Shenzhen, Guangzhou, and Hangzhou, have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for NEVs (including EREVs), which makes it easier for NEV purchasers to obtain license plates. For example, in Shanghai, local authorities will issue new license plates to qualified NEV purchasers pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, without requiring such qualified purchasers to go through certain license-plate bidding processes and to pay license-plate purchase fees as compared with ICE vehicle purchasers. However, in Beijing, EREVs are treated as ICE vehicles for the purposes of obtaining license plates under the Administration Rules on Encouraging Implementation of New Energy Vehicles in Beijing. Potential EREV purchasers in Beijing must participate in a lottery for a purchase permit, instead of applying for the NEV license plates based on the quota determined by the local authorities in Beijing.

Policies Relating to Incentives for Electric Vehicle Charging Infrastructure

        On January 11, 2016, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, the NDRC, and the National Energy Administration jointly promulgated the Circular on Incentive Policies on the Charging Infrastructures of New Energy Vehicles and Strengthening the Promotion and Application of New Energy Vehicles During the 13th Five-year Plan Period, which became effective on January 11, 2016. Pursuant to this circular, the central finance department is expected to provide certain local governments with funds and subsidies for the construction and operation of charging facilities and other relevant charging infrastructure.

        Certain local governments have also implemented incentive policies for the construction and operation of charging infrastructure. For example, pursuant to the Circular on Implementation of Interim Rules on the Examination and Support of the Operation of Electronic Vehicles Charging Infrastructures for Public Use in Beijing that became effective on September 25, 2018 and the Implementation Rules on the Examination and Support of the Operation of Electronic Vehicles Charging Infrastructures for Public Use from 2018 to 2019 in Beijing that became effective on September 28, 2018, certain operators of charging facilities for public use may be eligible for subsidies based on their charging capacity and operation review results.

CAFC and NEV Credit Schemes for Vehicle Manufacturers and Importers

        On September 27, 2017, the MIIT, the Ministry of Finance, the PRC Ministry of Commerce, the PRC General Administration of Customs and the QSIQ jointly promulgated the Measure for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises, pursuant to which, each of the vehicle manufacturers and vehicle importers above a certain scale is required to maintain its new energy vehicles credits, or NEV credits, above zero, regardless of whether NEVs or ICE vehicles are manufactured or imported by it, and NEV credits can be earned only by manufacturing or importing NEVs. Therefore, NEV manufacturers will enjoy preferences in obtaining and calculating of NEV credits.

        NEV credits equal to the aggregate actual scores of a vehicle manufacturer or a vehicle importer minus its aggregate targeted scores. The targeted scores shall be the product obtained by multiplying annual production/import volume of fuel energy vehicles of a vehicle manufacturer or a vehicle importer by the NEV credit ratio set by the MIIT, while the actual scores are to be the product obtained by multiplying the score of each new energy vehicle type by respective new energy vehicle production/import volume. Excess positive NEV credits are tradable and may be sold to other enterprises through a credit management system established by the MIIT. Negative NEV credits can be offset by purchasing excess positive NEV credits from other manufacturers or importers. As a manufacturer that will only manufacture new energy vehicles, after we obtain our own manufacturing license, we will be able to earn NEV credits by manufacturing new energy vehicles through our future manufacturing plant on each vehicle manufactured, and may sell our excess positive NEV credits to other vehicle manufacturers or importers. On June 15, 2020, the MIIT, the Ministry of Finance, the PRC Ministry of Commerce, the PRC General Administration of Customs and the QSIQ jointly promulgated the Amendment to Measure for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises. The newly erected measures, which will become effective on January 1, 2021, adjusts the calculation methods of credits of new energy passenger vehicles and provides the requirements of NEV credits from 2021 to 2023.

Regulations on Foreign Investment in China

Regulations on Foreign Investment Restrictions

        Investment activities in China by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce and the NDRC. The latest version of the Foreign Investment Catalog became effective on July 28, 2017 and classifies industries into three categories with regard to foreign investment: (i) "encouraged," (ii) "restricted," and (iii) "prohibited." The latter two categories are included in a negative list, which was first introduced into the Foreign Investment Catalog in 2017 and specified the restrictive measures for the entry of foreign investment.

        On June 28, 2018, the Ministry of Commerce and the NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the 2018 Negative List, which replaced the negative list attached to the Foreign Investment Catalog in 2017 and lifted restrictions on foreign investment in NEV manufacturers. In June 2019, the Ministry of Commerce and the NDRC jointly promulgated the 2019 Negative List, which became effective and replaced the 2018 Negative List in July 2019. In June 2019, the Ministry of Commerce and the NDRC also jointly promulgated the Encouraged Foreign Investment Industry Catalog (2019), which became effective and replaced the "encouraged" category under the Foreign Investment Catalog in 2017. Industries that are not listed in the 2019 Negative List are permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold majority interests in such joint ventures. In addition, projects in the restricted category may be subject to higher-level government approval requirements. Foreign investors are not allowed to invest in industries in the prohibited category. The provision of value-added telecommunications services falls in the restricted category under the 2019 Negative List and the percentage of foreign ownership cannot exceed 50%, except for e-commerce, domestic multi-party communications, and store-and-forward call centers. On June 23, 2020, the Ministry of Commerce and the NDRC jointly published the Special

Administrative Measures for Market Access of Foreign Investment 2020, which became effective on July 23, 2020 and replaced the 2019 Negative List.

        Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider cannot exceed 50%. Moreover, for a foreign investor to own any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, and obtain approvals from the MIIT and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals. The MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business in July 2006, which reiterate the regulations on foreign investment in telecommunications businesses and require foreign investors to set up FIEs and obtain telecommunications business operating licenses to conduct any value-added telecommunications business in China.

        To comply with PRC laws and regulations, we expect to rely on contractual arrangements with our VIEs to operate value-added telecommunications services in China in the future. See "Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with our VIEs and their respective shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control."

Foreign Investment Law

        On March 15, 2019, the National People's Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law, and the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign- and domestic-invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection, and administration of foreign investments in view of investment protection and fair competition.

        Pursuant to the Foreign Investment Law, "foreign investment" refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country within China, or foreign investors, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes an FIE in China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project in China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

        Pursuant to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or a "negative list." The Foreign Investment Law grants national treatment to FIEs, except for those FIEs that operate in industries deemed to be either "restricted" or "prohibited" in the "negative list." Because the "negative list" has yet to be published, it is unclear whether it will differ from the current special administrative measures for market access of foreign investment (Negative List). The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

        Furthermore, the Foreign Investment Law provides that FIEs established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law.

        In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in China, including, among others, that local governments must abide by their commitments to the foreign investors; FIEs are allowed to issue stocks and corporate bonds; expropriation or requisition of the investment of foreign investors is prohibited except for special circumstances, in which case statutory procedures must be followed and fair and reasonable compensation must be made in a timely manner; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors in China may be freely remitted inward and outward in Renminbi or foreign currencies. Also, foreign investors or FIEs should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

        On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The Implementation Rules of Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides that, among others, (i) if the legal form or the governing structure of an FIE established prior to the effective date of the Foreign Investment Law does not comply with the compulsory provisions of the PRC Company Law or the PRC Partnership Enterprises Law, such FIE should complete amendment registration accordingly no later than January 1, 2025; if it fails to do so, the enterprise registration authority will not process other registration matters of the FIE and may publicize such non-compliance; and (ii) the provisions regarding transfer of equity interests, distribution of profits and remaining assets as stipulated in the joint venture contracts of an existing FIE may survive the Foreign Investment Law during its joint venture term.

        For a detailed discussion of the risk associated with the Foreign Investment Law, see "Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations."

Regulations on Value-Added Telecommunications Services

        In 2000, the State Council promulgated the PRC Telecommunications Regulations, which was most recently amended in February 2016 and provides a regulatory framework for telecommunications services providers in China. The Telecommunications Regulations categorize all telecommunications businesses in China as either basic or value-added telecommunications services. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructure. Pursuant to the Classified Catalogue of Telecommunications Services, an attachment to the Telecommunications Regulations, which was most recently updated in June 2019 by the MIIT, internet information services, or ICP services, are classified as value-added telecommunications services. Under the Telecommunications Regulations and relevant administrative measures, commercial operators of value-added telecommunications services must first obtain an ICP license from the MIIT or its provincial level counterparts. Otherwise, such an operator might be subject to sanctions, including rectification orders and warnings, fines, confiscation of illegal gains, and, in case of significant infringement, orders to close the website.

        Pursuant to the Administrative Measures on Internet Information Services, promulgated by the State Council in 2000 and amended in 2011, "internet information services" refer to the provision of information through the internet to online users, and are divided into "commercial internet information services" and "non-commercial internet information services." A commercial ICP service operator must obtain an ICP license before engaging in any commercial ICP services in China, while the ICP license is not required if the operator will only provide internet information on a non-commercial basis.

        In addition to the regulations and measures above, the provision of commercial internet information services on mobile internet applications are regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, promulgated by the State Internet Information Office in June 2016. Information services providers of mobile internet applications are subject to these provisions, including acquiring relevant qualifications and being responsible for the management of information security.

        We expect to provide information and services to our customers through our websites and mobile application, which may be deemed as commercial internet information services as defined in the above provisions. Beijing Chelixing Information Technology Co., Ltd., a VIE, has obtained an ICP License that will remain effective until May 29, 2024.

Regulations on Consumer Rights Protection

        Our business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, which was amended in 2013 and became effective on March 15, 2014. It imposes stringent requirements and obligations on business operators. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of fines, an order to cease business operations, revocation of business licenses, and potential civil or criminal liabilities.

Regulations on Internet Information Security and Privacy Protection

        In November 2016, the Standing Committee of the National People's Congress promulgated the PRC Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that network operators, including internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating a website and mobile application and providing certain internet services mainly through our mobile application. The Cyber Security Law further requires internet information services providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security, and take corresponding remedial measures.

        Internet information services providers are also required to maintain the integrity, confidentiality, and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage, and disclosure of personal data, and internet information services providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged, or lost. Any violation of the Cyber Security Law may subject an internet information services provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites, or criminal liabilities.

Regulations on E-Commerce

        On August 31, 2018, the Standing Committee of the National People's Congress promulgated the PRC E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law establishes the regulatory framework for the e-commerce sector in China for the first time by laying out certain requirements on e-commerce platform operators. Pursuant to the E-Commerce Law, e-commerce platform operators are required to prepare a contingency plan for cybersecurity incidents and take technological measures and other measures to prevent online illegal and criminal activities. The E-Commerce Law also expressly requires e-commerce platform operators to take necessary actions to ensure fair dealing on their platforms to safeguard the legitimate rights and interests of consumers, including to prepare platform service agreements, transaction information record-keeping, and transaction rules, to prominently display such documents on the platform's website, and to keep such information for no less than three years following the completion of a transaction. Where the e-commerce platform operators conduct self-operated business on their platforms, they need to distinguish and mark their self-operated business from the businesses of the business operators using the platform in a clear manner and should not mislead consumers. The e-commerce platform operators should bear civil liability of a commodity seller or service provider for the business marked as self-operated, pursuant to the law.

Regulations on Land and the Development of Construction Projects

Regulations on Land Grants

        Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-Owned Urban Land promulgated by the State Council on May 19, 1990, a system of assignment and transfer of the right to use state-owned land was adopted. A land user must pay land premiums to the state as consideration for the assignment of the right to use a land site within a certain term, and the land user who obtained the right to use the land may transfer, lease out, mortgage, or otherwise commercially exploit the land within the term of use. Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-Owned Urban Land and the PRC Urban Real Estate Administration Law, the local land administration authority may enter into an assignment contract with the land user for the assignment of land use rights. The land user is required to pay the land premium as provided in the assignment contract. After the full payment of the land premium, the land user must register with the land administration authority and obtain a land use rights certificate that evidences the acquisition of land use rights.

Regulations on Planning of a Construction Project

        Pursuant to the Regulations on Planning Administration Regarding Assignment and Transfer of the Rights to Use of the State-Owned Land in Urban Area promulgated by the Ministry of Construction in December 1992 and amended in January 2011, a construction land planning permit should be obtained from the municipal planning authority with respect to the planning and use of land. Pursuant to the PRC Urban and Rural Planning Law promulgated by the Standing Committee of the National People's Congress on October 28, 2007 and amended on April 24, 2015 and April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline, or other engineering project within an urban or rural planning area.

        After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction work commencement permit from the construction authority under the local people's government at the county level or above pursuant to the Administrative Provisions on Construction Permit of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development on June 25, 2014, implemented on October 25, 2014, and amended on September 19, 2018.

        Pursuant to the Administrative Measures for Reporting Details Regarding Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Construction on April 4, 2000 and amended on October 19, 2009, and the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated and implemented by the Ministry of Housing and Urban-Rural Development on December 2, 2013, upon the completion of a construction project, the construction enterprise must submit an application to the competent government department at or above county level where the project is located for examination upon completion of building and for filing purpose, and to obtain the filing form for acceptance and examination upon completion of construction project.

Regulations on Environmental Protection and Work Safety

Regulations on Environmental Protection

        Pursuant to the PRC Environmental Protection Law promulgated by the Standing Committee of the National People's Congress on December 26, 1989, amended on April 24, 2014, and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities.

        Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within a prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Tort Law. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Regulations on Work Safety

        Under relevant construction safety laws and regulations, including the PRC Work Safety Law, which was promulgated by the Standing Committee of the National People's Congress on June 29, 2002, amended on August 27, 2009 and August 31, 2014, and effective on December 1, 2014, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national or industrial standards. Automobile and components manufacturers are subject to such environment protection and work safety requirements.

Regulations on Fire Control

        Pursuant to the PRC Fire Safety Law, which was promulgated by the Standing Committee of the National People's Congress on April 29, 1998, amended on October 28, 2008 and April 23, 2019, and effective on April 23, 2019, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020, which became effective on June 1, 2020, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

Regulations on Intellectual Property Rights

Patent Law

        According to the PRC Patent Law (2008 Revision), the State Intellectual Property Office is responsible for administering patent law in China. The patent administration departments of the provincial, autonomous region, or municipal governments are responsible for administering patent law within their respective jurisdictions. The PRC patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness, and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Regulations on Copyright

        The PRC Copyright Law, which became effective on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations own copyright in their copyrightable works, whether published or not, which include, among others, works of literature, art, natural science, social science, engineering technology, and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship, and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. Pursuant to the Copyright Law, an infringer of copyrights is subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners, and compensating the loss of the copyright owners. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

        Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council's copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Trademark Law

        Trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, respectively, and the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended on April 29, 2014. The Trademark Office under the State Administration for Market Regulation (formally known as the State Administration for Industry and Commerce) handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for the record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a "sufficient degree of reputation" through such party's use.

Regulations on Domain Names

        The MIIT promulgated the Measures on Administration of Internet Domain Names on August 24, 2017, which became effective on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. Pursuant to these measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

        Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for capital account items, such as direct equity investments, loans, and repatriation of investment, requires the prior approval from the SAFE or its local office.

        Payments for transactions that take place in China must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. FIEs may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local branch. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

        Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, which was promulgated on November 19, 2012, became effective on December 17, 2012, and was further amended on May 4, 2015, October 10, 2018, and December 30, 2019, approval of the SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. This circular also simplifies foreign exchange-related registration required for foreign investors to acquire equity interests of PRC companies and further improve the administration on foreign exchange settlement for FIEs.

        The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015 and was amended on December 30, 2019, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular 13, investors should register with banks for direct domestic investment and direct overseas investment.

        The Circular on Reforming the Management Approach Regarding the Settlement of Foreign Capital of Foreign-Invested Enterprise, which was promulgated on March 30, 2015, became effective on June 1, 2015, and was amended on December 30, 2019, provides that an FIE may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to this circular, for the time being, FIEs are allowed to settle 100% of their foreign exchange capital on a discretionary basis; an FIE should truthfully use its capital for its own operational purposes within the scope of its business; where an ordinary FIE makes domestic equity investment with the amount of foreign exchanges settled, the FIE must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

        The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, which was promulgated and became effective on June 9, 2016, provides that enterprises registered in China may also convert their foreign debts from foreign currency into Renminbi on a self-discretionary basis. This circular also provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in China.

        On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including: (i) banks should check board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements pursuant to the principle of genuine transactions; and (ii) domestic entities should hold income to account for previous years' losses before remitting the profits. Moreover, pursuant to this circular, domestic entities should make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

        On October 25, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, which, among other things, allows all FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since this circular is newly promulgated, it is unclear how the SAFE and competent banks will carry it out in practice.

        According to the Administrative Rules on the Company Registration, which were promulgated by the State Council on June 24, 1994, became effective on July 1, 1994, and were amended on February 6, 2016, and other laws and regulations governing FIEs and company registrations, the establishment of an FIE and any capital increase and other major changes in an FIE should be registered with the State Administration for Market Regulation or its local counterparts and filed via the enterprise registration system.

        Pursuant to SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new FIE, the enterprise should register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the FIE, including, without limitation, any increase in its registered capital or total investment, the FIE must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with relevant authorities. Pursuant to the relevant foreign exchange laws and regulations, such foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

        Based on the foregoing, if we intend to provide funding to our wholly foreign-owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign-owned subsidiaries with the State Administration for Market Regulation or its local counterparts, file such via the enterprise registration system, and register such with the local banks for the foreign exchange related matters.

Loans by the Foreign Companies to Their PRC Subsidiaries

        A loan made by foreign investors as shareholders in an FIE is considered foreign debt in China and is regulated by various laws and regulations, including the PRC Regulation on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debt Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debt. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branches within fifteen business days after the entering of the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of an FIE cannot exceed the difference between the total investment and the registered capital of the FIE.

        On January 12, 2017, the PBOC promulgated the Notice of the People's Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, within a transition period of one year from January 12, 2017, FIEs may adopt the currently valid foreign debt management mechanism, or the mechanism as provided in PBOC Notice No. 9 at their own discretions. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) will be calculated using a risk-weighted approach and cannot exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises is 200% of its net assets, or the Net Asset Limits. Enterprises must file with the SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

        Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches in the event that the currently valid foreign debt management mechanism applies, or the balance of such loans will be subject to the risk-weighted approach and the Net Asset Limits and we will need to file the loans with the SAFE in its information system in the event that the mechanism as provided in PBOC Notice No. 9 applies. Pursuant to PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and the SAFE would determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

Offshore Investment

        Under the Circular of the SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-Trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, which is defined as an offshore enterprise directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests PRC residents hold in China or overseas. The term "control" means to obtain the operation rights, right to proceeds, or decision-making power of a special purpose vehicle through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds, or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC residents is also required if there is any change in the basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment of SAFE Circular 37.

        Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

        As of the date of this prospectus, our founder, Mr. Xiang Li, and 11 other PRC residents known to us that currently hold direct or indirect ownership interests in our company have completed the initial registrations with the SAFE as required by SAFE regulations. Mr. Xiang Li and four other co-founders or directors are planning to update the registrations with respect to the capital of their respective offshore holding vehicles. We cannot assure you that all of our shareholders or beneficial owners that are PRC residents, including the beneficiaries of certain trusts directly or indirectly holding interests in our company, have complied with, and will in the future make, obtain, or update any applicable registrations or approvals required by, SAFE regulations. See "Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law."

Regulations on Dividend Distribution

        The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law, as amended in 2004, 2005, 2013, and 2018, and the 2019 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Taxation

Enterprise Income Tax

        On March 16, 2007, the National People's Congress promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on April 23, 2019. Under the Enterprise Income Tax Law and the relevant implementation regulations, both resident enterprises and non-resident enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the Enterprise Income Tax Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishment or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-Added Tax

        The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 21, 2019, the Ministry of Finance, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, 6%, and 0%, which became effective on April 1, 2019, and the VAT rate applicable to the small-scale taxpayers is 3%.

Dividend Withholding Tax

        The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

        Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend

Provisions in Tax Treaties issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the "Beneficial Owner" in Tax Treaties, which was issued on February 3, 2018 by the SAT and became effective on April 1, 2018, when determining the applicant's status as the "beneficial owner" regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove his or her status as the "beneficial owner" must submit the relevant documents to the relevant tax bureau pursuant to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers' Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

        On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a "reasonable commercial purpose" in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to SAT Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding Regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the SAT. SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

Labor Contract Law

        The PRC Labor Contract Law, which became effective on January 1, 2008 and amended on December 28, 2012, primarily aims at regulating rights and obligations of employer and employee relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, employee wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.

Social Insurance

        As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the SAT will become solely responsible for collecting social insurance premiums.

Housing Fund

        In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees' housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Employee Stock Incentive Plan

        Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Companies, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with the SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

        In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may be subject to sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

        On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, promulgated the M&A Rules governing the mergers and acquisitions of domestic enterprises by foreign investors, which became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or PRC citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC citizens, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also require that an offshore special purpose vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle's securities on an overseas stock exchange. See "Risk Factors—Risks Relating to Doing Business in China—China's M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China."

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Xiang Li	38	Chairman and Chief Executive Officer
Yanan Shen	42	Director and President
Tie Li	42	Director and Chief Financial Officer
Donghui Ma	46	Chief Engineer
Xing Wang	41	Director
Hongqiang Zhao	43	Independent Director

        Xiang Li is our founder and has served as our chairman and chief executive officer since our inception. Mr. Li is also the founder of Autohome Inc., (NYSE: ATHM), and served as its director from June 2008 to September 2016, its president from May 2013 to June 2015, and its executive vice president from June 2008 to May 2013. Autohome Inc. is the leading online destination for automobile consumers in China. Mr. Li serves as an independent director of Beijing Siwei Tuxin Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange, and also on the board of directors of several private companies.

        Yanan Shen is our co-founder and has served as our director and president since November 2015. Mr. Shen held various positions with Lenovo from 2006 to October 2015 and most recently served as vice president in charge of global supply chain operations at Lenovo and chairman of the board of Motorola Mobility China after its acquisition by Lenovo. Mr. Shen served as a management consultant at Accenture plc from October 2004 to February 2006. Prior to that, Mr. Shen served as IT Director in ZTE Corporation from June 2002 to September 2004. Mr. Shen received a bachelor's degree in industrial foreign trade from Shanghai Jiao Tong University in 1999 and a master's degree in logistics and supply chain management from University of Edinburgh in 2000. Mr. Shen obtained his EMBA degree from China Europe International Business School in 2012.

        Tie Li is our co-founder and has served as our director and chief financial officer since July 2016. Mr. Li served as vice president of finance at Autohome Inc. (NYSE: ATHM) from January 2013 to June 2016. Before joining Autohome Inc. in 2008, Mr. Li worked at PricewaterhouseCoopers Beijing Office from 2002 to 2008. Mr. Li received his bachelor's and master's degree from Tsinghua University in 1999 and 2002.

        Donghui Ma is our co-founder and has served as our chief engineer since our inception, in charge of the research and development. Mr. Ma worked as dean of research institute at SANY Heavy Vehicle Body Co., Ltd. from June 2011 to September 2015. Prior to that, Mr. Ma worked as senior project manager at IAT Automobile Technology Co., Ltd. from June 2010 to June 2011. Mr. Ma served as director of department of vehicle body at Jianshi International Automotive Design (Beijing) Co., Ltd. from December 2003 to May 2010. Mr. Ma received a bachelor's degree in power engineering from Wuhan University of Technology in 1999 and a master's degree in mechanical manufacturing and automation from Shanghai University in 2003.

        Xing Wang has served as our director since July 2019. Mr. Wang is a co-founder, chief executive officer and chairman of Meituan Dianping, the leading e-commerce platform for services in China listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Wang is responsible for the overall strategic planning, business direction, and management of Meituan Dianping and serves on the board of directors of various companies. Prior to co-founding Meituan Dianping in 2010, he co-founded xiaonei.com, China's first college social network website, in December 2005 and worked as its chief executive officer from December 2005 to April 2007. xiaonei.com was later renamed as Renren Inc. (NYSE: RENN). Mr. Wang also co-founded fanfou.com, a social media company specializing in microblogging, in May 2007 and was responsible for the management and operation of this company from May 2007 to July 2009. Mr. Wang received his bachelor's degree in electronic engineering from Tsinghua University in July 2001 and his master's degree in electrical engineering from University of Delaware in January 2005.

        Hongqiang Zhao has served as our independent director since July 2020. Mr. Zhao serves as the chief financial officer of BaiRong Yunchuang Technology Co., Ltd., or BaiRong, a leading Big-Data application platform in financial sector in China, since December 2015. Prior to joining BaiRong, Mr. Zhao was the chief financial officer of NetEase's e-commerce business (Nasdaq: NTES) from November 2014 to December 2015, and the vice president of finance at SouFun Holdings Limited (NYSE: SFUN) from December 2012 to October 2014. Prior to that, Mr. Zhao worked in New York as the director of financial analysis for Viacom Inc. (Nasdaq: VIAB), a leading global entertainment content company. Between February 2009 and July 2011, Mr. Zhao served as an assistant chief auditor at PCAOB. Prior to that, Mr. Zhao had been a manager at KPMG LLP in Washington D.C., providing professional services to internet, telecommunication, and entertainment companies for more than eight years since August 2000. Since May 2018, Mr. Zhao has served as an independent director of HUYA, Inc., (NYSE: HUYA) and chairman of the board's audit committee. Mr. Zhao received a bachelor's degree in accounting from Tsinghua University and a master's degree in accountancy from George Washington University.

Board of Directors

        Our board of directors currently consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided that (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property, and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any debt, liability, or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

        We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee's members and functions are described below.

        Audit Committee.    Our audit committee consists of Hongqiang Zhao and Xiang Li. Hongqiang Zhao is the chairman of our audit committee. We have determined that Hongqiang Zhao satisfies the "independence" requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Hongqiang Zhao qualifies as an "audit committee financial expert." We intend to appoint a new independent director to our board of directors and audit committee within 90 days from the date of this prospectus. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

  •
  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  •
  reviewing with the independent auditors any audit problems or difficulties and management's response;

  •
  discussing the annual audited financial statements with management and the independent auditors;

  •
  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

  •
  reviewing and approving all proposed related party transactions;

  •
  meeting separately and periodically with management and the independent auditors; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

        Compensation Committee.    Our compensation committee consists of Hongqiang Zhao and Xiang Li. Xiang Li is the chairman of our compensation committee. We have determined that Hongqiang Zhao satisfies the "independence" requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

  •
  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

  •
  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

  •
  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

  •
  selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Hongqiang Zhao and Xiang Li. Xiang Li is the chairman of our nominating and corporate governance committee. We have determined that Hongqiang Zhao satisfies the "independence" requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

  •
  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

  •
  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

  •
  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

        Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

        Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  declaring dividends and distributions;

  •
  appointing officers and determining the term of office of the officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

        For so long as Amp Lee Ltd., or the Founder Entity, and its affiliates remain as shareholders of our company, they shall be entitled to appoint, remove and replace at least one director (each, a "Founder Entity Appointed Director") by delivering a written notice to us. For so long as Inspired Elite Investments Limited and any other subsidiary of Meituan Dianping beneficially own at least fifty percent of the shares beneficially owned by them on the date of the completion of this offering, they are entitled to appoint, remove, and replace one director by delivering a written notice to us. See "Related Party Transactions—Investor Rights Agreement." Our directors may be elected by an ordinary resolution of our shareholders (other than a Founder Entity Appointed Director). Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board (other than a Founder Entity Appointed Director). Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders (other than a Founder Entity Appointed Director). In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind.; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

        Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Employment Agreements and Indemnification Agreements

        We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer's employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

        Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer's employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

        In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer's termination, or in the year preceding such termination, without our express consent.

        We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

        For the fiscal year ended December 31, 2019, we paid an aggregate of approximately RMB6.2 million (US$0.9 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2019 Share Incentive Plan

        In July 2019, our board of directors and members approved an equity incentive plan, which we refer to as the 2019 Plan, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business. As of the date of this prospectus, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2019 Plan is 141,083,452. As of the date of this prospectus, awards to purchase 56,979,000 Class A ordinary shares under the 2019 Plan have been granted and remain outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

        The following paragraphs describe the principal terms of the 2019 Plan.

        Types of awards.    The 2019 Plan permits the awards of options, restricted shares, restricted share unit awards and share appreciation rights or other types of awards approved by the board of directors.

        Plan administration.    Our board of directors or a committee of one or more members of the board of directors administers the 2019 Plan. The committee or the board of directors determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

        Award Agreement.    Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the option, the provisions applicable in the event that the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

        Eligibility.    We may grant awards to employees, consultants and directors of our company.

        Vesting schedule.    In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

        Exercise of options.    The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant. In the case of an option granted to an employee who, immediately prior to the time the option is granted, owns stock representing more than 10% of the voting power of all classes of our stock or any parent or subsidiary of us, the term of option shall be no longer than five years from the date of grant.

        Transfer restrictions.    Awards may not be transferred in any manner by the eligible participant other than in accordance with the exceptions provided in the 2019 Plan, such as transfers to the immediate family members of the eligible participant, the holding companies controlled by the eligible participant or the eligible participant's immediate family members, or trusts established for the benefit of the eligible participant or the eligible employee's family members, or as approved by the plan administrator.

        Termination and amendment of the 2019 Plan.    Unless terminated earlier, the 2019 Plan has a term of ten years. The board of directors has the authority to terminate, amend, add to or delete any of the provisions of the plan, subject to the limitations of applicable laws. However, no termination, amendment or modification of the 2019 Plan may adversely affect in any material way any award previously granted pursuant to the 2019 Plan.

        The following table summarizes, as of the date of this prospectus, the options granted under the 2019 Plan to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yanan Shen	15,000,000	0.10	12/1/2019	11/1/2025
Donghui Ma	*	0.10	12/1/2019	11/1/2025
Tie Li	*	0.10	12/1/2019	12/31/2026
Total	35,000,000

Note:

*
Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.

        As of the date of this prospectus, other employees as a group held awards to purchase 21,979,000 Class A ordinary shares of our company, with an average weighted exercise price of US$0.1 per share.

2020 Share Incentive Plan

        In July 2020, our board of directors and members adopted the 2020 share incentive plan, which we refer to as the 2020 Plan, to secure and retain the services of valuable employees, directors or consultants and provide incentive for such persons to exert their best efforts for the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2020 Plan is initially 30,000,000 shares, plus an annual increase on the first calendar day of each fiscal year of the Company during the term of 2020 Plan commencing with the fiscal year beginning January 1, 2021, by the lower of (i) an amount equal to 1.5% of the total number of our issued and outstanding shares on the last day of the immediately preceding fiscal year, or (ii) such number of shares as may be determined by our board of directors. The size of the award pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation, or similar transactions.

        As of the date of this prospectus, no award has been granted under the 2020 Plan.

        The following paragraphs describe the principal terms of the 2020 Plan.

        Types of awards.    The 2020 Plan permits the awards of options, restricted shares, and restricted share unit awards or other types of awards approved by the board of directors.

        Plan administration.    Our board of directors or a committee of one or more members of the board of directors administers the 2020 Plan. The committee or the board of directors determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

        Award agreement.    Awards under the 2020 Plan are evidenced by an award agreement that set forth the terms, conditions, and limitations for each award, which may include the term of the award, the provisions applicable in the event the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel, or rescind the Award.

        Eligibility.    We may grant awards to directors, consultants, and employees of our company.

        Vesting schedule.    In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

        Exercise of options.    The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

        Transfer restrictions.    Awards may not be transferred in any manner by the eligible participant other than in accordance with the exceptions provided in the 2020 Plan, such as transfers to our company or a subsidiary of ours, transfers to the immediate family members of the participant by gift, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant's duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the plan administrator or our executive officer or director authorized by the plan administrator, transfers to one or more natural persons who are the participant's family members or entities owned and controlled by the participant and/or the participant's family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant's family members, or to such other persons or entities as may be expressly approved by the plan administrator, pursuant to such conditions and procedures as the plan administrator may establish.

        Termination and amendment of the 2020 Plan.    Unless terminated earlier, the 2020 Plan has a term of ten years. Our board of directors has the authority to terminate, amend, add to, or delete any of the provisions of the plan, subject to the limitations of applicable laws. However, no termination, amendment, or modification of the 2020 Plan may adversely affect in any material way any award previously granted pursuant to the 2020 Plan.

PRINCIPAL SHAREHOLDERS

        Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our ordinary shares.

        The calculations in the table below are based on 1,176,601,355 Class A ordinary shares and 240,000,000 Class B ordinary shares on an as-converted basis outstanding as of the date of this prospectus, and 1,316,876,230 Class A ordinary shares and 355,812,080 Class B ordinary shares outstanding immediately after the completion of this offering and the concurrent private placements, assuming the underwriters do not exercise their option to purchase additional ADSs.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering				Ordinary Shares Beneficially Owned Immediately After This Offering
	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††
Directors and Executive Officers**:
Xiang Li(1)	115,812,080	240,000,000	25.1%	70.3%	—	355,812,080	21.3%	73.0%
Yanan Shen(2)	15,000,000	—	1.1%	0.4%	27,000,000	—	1.6%	0.6%
Tie Li(3)	14,373,299	—	1.0%	0.4%	20,373,299	—	1.2%	0.4%
Donghui Ma	—	—	—	—	*	—	*	*
Xing Wang(4)	332,664,073	—	23.5%	9.3%	390,055,377	—	23.3%	8.0%
Hongqiang Zhao	—	—	—	—	—	—	—	—
All Directors and Executive Officers as a Group	477,849,452	240,000,000	50.7%	80.5%	445,428,676	355,812,080	47.2%	81.7%
Principal Shareholders:
Amp Lee Ltd.(1)	115,812,080	240,000,000	25.1%	70.3%	—	355,812,080	21.3%	73.0%
Zijin Global Inc.(4)	126,666,385	—	8.9%	3.5%	131,883,776	—	7.9%	2.7%
Rainbow Six Limited(5)	86,978,960	—	6.1%	2.4%	86,978,960	—	5.2%	1.8%
Inspired Elite Investments Limited(6)	205,997,688	—	14.5%	5.8%	258,171,601	—	15.4%	5.3%

Notes:

*
Less than 1% of our total outstanding shares.

**
Except for Messrs. Xing Wang and Hongqiang Zhao, the business address of our directors and executive officers is 8th Floor, Block D, Building 8, 4th District of Wangjing East Garden, Chaoyang District, Beijing 100102, People's Republic of China. The business address of Mr. Xing Wang is Block B&C, No.4 Wang Jing East Road, Chaoyang District, Beijing, China. The business address of Mr. Hongqiang Zhao is No. 10 Furong Street, Block A, Chaoyang District, Beijing, China.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus. The total number of ordinary shares outstanding as of the date of this prospectus is 1,416,601,355. The total number of ordinary shares outstanding after the completion of this offering and the concurrent private placements will be 1,672,688,310, including 190,000,000 Class A ordinary shares to be sold by us in this offering in the form of ADSs, assuming that the underwriters do not exercise their option to purchase additional ADSs.

††
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to ten votes per share, subject to certain conditions, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)
Represents 240,000,000 Class B ordinary shares, 10,000,000 Series Pre-A preferred shares, 9,085,295 Series A-3 preferred shares, 7,629,770 Series B-1 preferred shares, 13,820,511 Series B-2 preferred shares, 21,191,686 Series B-3 preferred shares, 42,719,736 Series C preferred shares, and 11,365,082 Series D preferred shares held by Amp Lee Ltd. Amp Lee Ltd. is a company incorporated in British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Xiang Li (as the settlor) for the benefit of Mr. Xiang Li and his family. The registered address of Amp Lee Ltd. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands. All the ordinary shares and preferred shares held by Amp Lee Ltd. will be re-designated as Class B ordinary shares immediately prior to the completion of this offering.

(2)
Represents 15,000,000 Class A ordinary shares held by Da Gate Limited and 12,000,000 Class A ordinary shares that Mr. Yanan Shen may purchase upon exercise of options within 60 days after the completion of this offering, which options may not be exercised prior to this offering. Da Gate Limited is a company incorporated in British Virgin Islands and is wholly owned by Brave City Group Limited. The entire interest in Brave City Group Limited is held by a trust that was established by Mr. Yanan Shen (as the settlor) for the benefit of Mr. Yanan Shen and his family. The registered address of Da Gate Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(3)
Represents 10,000,000 Series Pre-A preferred shares, 2,986,364 Series A-1 preferred shares, 623,958 Series A-2 preferred shares, and 762,977 Series B-1 preferred shares held by Sea Wave Overseas Limited and 6,000,000 Class A ordinary shares that Mr. Tie Li may purchase upon exercise of options within 60 days after the completion of this offering, which options may not be exercised prior to this offering. Sea Wave Overseas Limited is a company incorporated in British Virgin Islands and is wholly owned by Day Express Group Limited. The entire interest in Day Express Group Limited is held by a trust that was established by Mr. Tie Li (as the settlor) for the benefit of Mr. Tie Li and his family. The registered address of Sea Wave Overseas Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands. All the preferred shares held by Sea Wave Overseas Limited will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(4)
Represents 21,551,166 Series A-2 preferred shares and 105,115,219 Series C preferred shares held by Zijin Global Inc., and 205,997,688 Series D preferred shares held by Inspired Elite Investments Limited. Zijin Global Inc. is a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Crown Holdings Asia Limited, which is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Xing Wang (as the settlor) for the benefit of Mr. Xing Wang and his family, with the trustee being TMF (Cayman) Ltd. The registered address of Zijin Global Inc. is Sertus Chambers, P.O. Box 905 Quastisky Building, Road Town, Tortola, British Virgin Islands. Inspire Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan Dianping, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan Dianping. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan Dianping is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People's Republic of China. All the preferred shares held by Zijin Global Inc. and the Series D preferred shares held by Inspired Elite Investments Limited will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering. The number of ordinary shares beneficially owned immediately after this offering includes 52,173,913 Class A ordinary shares purchased by Inspired Elite Investments Limited and 5,217,391 Class A oridnay shares purchased by Zijin Global Inc. in the concurrent private placements.

(5)
Represents 7,500,000 Series Pre-A preferred shares, 11,945,455 Series A-1 preferred shares, 4,898,675 Series A-2 preferred shares, 10,775,583 Series A-3 preferred shares, 15,259,540 Series B-1 preferred shares, 7,063,895 Series B-2 preferred shares, 7,063,895 Series B-3 preferred shares, and 22,471,917 Series C preferred shares held by Rainbow Six Limited. Rainbow Six Limited is a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Development Limited is held by a trust that was established by Mr. Zheng Fan (as the settlor) for the benefit of Mr. Zheng Fan and his family. The registered address of Rainbow Six Limited is Coastal Building, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. All the preferred shares held by Rainbow Six Limited will be automatically re-designated as Class A ordinary shares immediately prior to the completion of this offering.

(6)
Represents 205,997,688 Series D preferred shares held by Inspired Elite Investments Limited. Inspire Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan Dianping, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock

  Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan Dianping. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan Dianping is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People's Republic of China. All the Series D preferred shares held by Inspired Elite Investments Limited will be automatically redesignated as Class A ordinary shares immediately prior to the completion of this offering. The number of ordinary shares beneficially owned immediately after this offering includes 52,173,913 Class A ordinary shares purchased by Inspired Elite Investments Limited in the concurrent private placements.

        As of the date of this prospectus, we had 335,977 Series A-2 preferred shares held by a record holder in the United States.

        We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

 RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIEs and Their Respective Shareholders

        See "Corporate History and Structure."

Private Placements

        See "Description of Share Capital—History of Securities Issuances."

Concurrent Private Placements

        Concurrently with, and subject to, the completion of this offering, certain existing shareholders have agreed to purchase US$380.0 million in Class A ordinary shares from us, including (i) US$300.0 million by Inspired Elite Investments Limited, an affiliate of Meituan Dianping, (ii) US$30.0 million by Bytedance (HK) Limited, an affiliate of Bytedance Ltd., (iii) US$30.0 million by Zijin Global Inc., an affiliate of Mr. Xing Wang, our director, and (iv) US$20.0 million by Kevin Sunny Holding Limited. The concurrent private placements are each at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-Class A ordinary share ratio. Our proposed issuance and sale of Class A ordinary shares to each investor is being made through private placement pursuant to an exemption from registration with the SEC under Regulation S of the Securities Act. Under the share subscription agreements executed on July 22, 2020, the completion of this offering is the only substantive closing condition precedent for the concurrent private placements and if this offering is completed, such private placements will be completed concurrently. Each of the private placement investors has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Shareholders Agreement

        See "Description of Share Capital—History of Securities Issuances—Shareholders Agreement."

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Investor Rights Agreement

        We entered into an investor rights agreement with Inspired Elite Investments Limited, a shareholder of our Series D Preferred Shares and a wholly owned subsidiary of Meituan Dianping, on July 9, 2020, which will become effective upon the completion of this offering. The investor rights agreement provides for certain special rights for Inspired Elite Investments Limited and any other subsidiary of Meituan Dianping, including:

          (a)   the right to appoint, remove, and replace one director;

          (b)   the consent right to the following matters:

              (i)  creation or issuance of any shares that carry more than one vote per share, or preferred shares having rights that are more favorable to the shares held by Inspired Elite Investments Limited and any other subsidiary of Meituan Dianping, or any action that amends the voting power attached to any Class B ordinary shares, and

             (ii)  amendment of any existing equity incentive plan by increasing the shares reserved for issuance or extending the expiration date, or adoption of any new equity incentive plan; and

          (c)   right of first refusal on change of control.

        These special rights will automatically terminate if Inspired Elite Investments Limited and any other subsidiary of Meituan Dianping cease to beneficially own, in aggregate, for the first time, at least fifty percent of the shares beneficially owned by them on the date of the completion of this offering.

Share Incentive Plans

        See "Management—Share Incentive Plans."

Other Related Party Transactions

        Our transactions with Beijing Yihang Intelligent Technology Co., Ltd., an affiliate, included (i) purchase of research and development service, amounting to RMB2.4 million, RMB25.1 million (US$3.5 million) and nil for the years ended December 31, 2018 and 2019 and the three months ended March 31, 2020, respectively, (ii) purchase of materials, amounting to RMB31 thousand, RMB6.9 million (US$1.0 million), and RMB8.5 million (US$1.2 million) for the years ended December 31, 2018 and 2019 and the three months ended March 31, 2020, respectively, and (iii) amounts due to Beijing Yihang Intelligent Technology Co., Ltd. of RMB5.1 million, RMB9.2 million (US$1.3 million) and RMB9.6 million (US$1.4 million) as of December 31, 2018 and 2019 and March 31, 2020, respectively.

        Our transactions with Neolix Technologies Co., Ltd., an affiliate, included (i) sales of battery packs and materials, amounting to RMB3.4 million, RMB1.9 million (US$0.3 million) and nil for the years ended December 31, 2018 and 2019 and the three months ended March 31, 2020, respectively and (ii) amounts due from Neolix Technologies Co., Ltd. of RMB1.8 million, RMB1.5 million (US$0.2 million), and RMB0.7 million (US$0.1 million) as of December 31, 2018 and 2019 and March 31, 2020, respectively.

        Our transactions with Airx (Beijing) Technology Co., Ltd., an affiliate, included (i) purchase of equipment and installation service, amounting to RMB3.2 million, RMB2.0 million (US$0.3 million), and nil for the years ended December 31, 2018 and 2019 and the three months ended March 31, 2020, respectively and (ii) amounts due to Airx (Beijing) Technology Co., Ltd. of RMB0.6 million, RMB0.5 million (US$0.1 million), and RMB0.5 million (US$0.1 million) as of December 31, 2018 and 2019 and March 31, 2020, respectively.

DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

        As of the date of this prospectus, our authorized share capital is US$500,000 divided into 5,000,000,000 shares, par value of US$0.0001 each, comprising of 3,598,398,645 Class A ordinary shares, 240,000,000 Class B ordinary shares, 50,000,000 Series Pre-A preferred shares, 129,409,092 Series A-1 preferred shares, 126,771,562 Series A-2 preferred shares, 65,498,640 Series A-3 preferred shares, 115,209,526 Series B-1 preferred shares, 55,804,773 Series B-2 preferred shares, 119,950,686 Series B-3 preferred shares, 267,198,535 Series C preferred shares, and 231,758,541 Series D preferred shares. As of the date of this prospectus, 15,000,000 Class A ordinary shares, 240,000,000 Class B ordinary shares, 50,000,000 Series Pre-A preferred shares, 129,409,092 Series A-1 preferred shares, 126,771,562 Series A-2 preferred shares, 65,498,640 Series A-3 preferred shares, 115,209,526 Series B-1 preferred shares, 55,804,773 Series B-2 preferred shares, 119,950,686 Series B-3 preferred shares, 267,198,535 Series C preferred shares, and 231,758,541 Series D preferred shares are issued and outstanding. All of our issued and outstanding ordinary and preferred shares are fully paid.

        Immediately prior to the completion of this offering, our authorized share capital will be changed into US$500,000 divided into 5,000,000,000 shares comprising of (i) 4,000,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 500,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (iii) 500,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering memorandum and articles of association. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares and Class A ordinary shares will be converted into, and re-designated and re-classified, as Class A ordinary shares on a one-for-one basis, save and except that the 355,812,080 shares held by Mr. Xiang Li will be converted into, and re-designated and re-classified as, Class B ordinary shares.

Our Post-Offering Memorandum and Articles

        We will adopt a fourth amended and restated memorandum and articles of association, which will become effective and replace our current third amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

        Objects of Our Company.    Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

        Ordinary Shares.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

        Register of Members.    Under Cayman Islands law, we must keep a register of members and there must be entered therein:

  •
  the names and addresses of our members, together with a statement of the shares held by each member (including the amount paid, or agreed to be considered as paid, on the shares of each member, confirmation of the number and category of shares held by each member, and confirmation of whether each relevant category of shares held by each member carries voting rights under our articles of association, and if so, whether such voting rights are conditional);

  •
  the date on which the name of any person was entered on the register as a member; and

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  the date on which any person ceased to be a member.

        Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted). Upon the closing of this offering, we will perform the procedure necessary to immediately update our register of members to record and give effect to the issuance of shares by our company to the depositary (or its custodian or nominee). Once our register of members has been so updated, the shareholders recorded in our register of members will be deemed to have legal title to the shares set against their names, and in particular, the depositary (or its custodian or nominee) will be deemed to be the registered legal holder of the number of shares set out against its name in our register of members, which shall be the shares represented by the ADSs being offered in this offering.

        If the name of any person is, without sufficient cause, entered in or omitted from our register of members, or if default is made or unnecessary delay takes place in entering on our register the fact of any person having ceased to be a member, the person or member aggrieved or any member or our company itself may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

        Conversion.    Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (a) any direct or indirect sale, transfer, assignment, or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person that is not an Affiliate of the Founder (as defined under the post-offering memorandum and articles of association) or (b) the direct or indirect sale, transfer, assignment, or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is not an Affiliate of the Founder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

        Dividends.    Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

        Voting Rights.    In respect of all matters subject to a shareholders' vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

        An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

        General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors.

        Shareholders' general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least seven days is required for the convening of our annual general shareholders' meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at such general meeting.

        The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

        Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

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  the instrument of transfer is in respect of only one class of ordinary shares;

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  the instrument of transfer is properly stamped, if required;

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  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

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  a fee of such maximum sum as Nasdaq Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer they must, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, on ten calendar days' notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Global Select Market be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers may not be suspended nor the register closed for more than 30 days in any year as our board may determine.

        Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders will be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

        Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

        Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company's profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

        Variation of Rights of Shares.    Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of fifty percent of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment, or issue of further shares ranking pari passu with such existing class of shares.

        Issuance of Additional Shares.    Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors may determine, to the extent of available authorized but unissued shares.

        Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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  the designation of the series;

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  the number of shares of the series;

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  the dividend rights, dividend rates, conversion rights, voting rights; and

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  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

        Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges, and any special resolutions passed by our shareholders). However, we intend to provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

        Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

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  limit the ability of shareholders to requisition and convene general meetings of shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

        Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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  does not have to file an annual return of its shareholders with the Registrar of Companies;

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  is not required to open its register of members for inspection;

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  does not have to hold an annual general meeting;

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  may issue negotiable or bearer shares or shares with no par value;

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  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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  may register as a limited duration company; and

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  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

        The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

        Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company, and (ii) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a "parent" of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedure, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholders' Suits.    In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) that a non-controlling shareholder may be permitted to commence a class action against, or derivative actions in the name of, our company to challenge actions where:

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  a company acts or proposes to act illegally or ultra vires;

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  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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  those who control the company are perpetrating a "fraud on the minority."

        Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association provide that we shall indemnify our directors and officers, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person's dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

        In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

        Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        The Companies Law provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders' meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

        Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

        Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders (other than a Founder Entity Appointed Director (as defined in the post-offering amended and restated articles of association)). A director will hold office until the expiration of his or her term or his or her successor has been elected and qualified, or until his or her office is otherwise vacated. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind.; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

        Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

        Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

        Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

        Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of fifty percent of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment, or issue of further shares ranking pari passu with such existing class of shares.

        Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

        Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

        The following is a summary of our securities issuances in the past three years.

Ordinary Shares

        On April 28, 2017, we issued (i) 1 ordinary share to Vistra (Cayman) Limited, which was immediately transferred to Amp Lee Ltd., (ii) 898,999 ordinary shares to Amp Lee Ltd., (iii) 54,000 ordinary shares to Da Gate Limited, and (iv) 47,000 ordinary shares to Sea Wave Overseas Limited.

        On April 4, 2019, we effected a 100-for-1 share split whereby each of our then issued and outstanding ordinary shares was divided into 100 ordinary shares, par value of US$0.0001 each, and issued a total of 380,496,562 ordinary shares to C&J International Limited, Amp Lee Ltd., Da Gate Limited, Sea Wave Overseas Limited, Rainbow Six Limited, Angel Like Limited, Fresh Drive Limited, Light Room Limited, Wisdom Haoxin Limited, Hybrid Innovation Limited and Striver Holdings Limited at par value of US$0.0001 each.

        On June 14, 2019, we repurchased and cancelled all ordinary shares, and issued 60,000,000 Class A ordinary shares to C&J International Limited, 15,000,000 Class A ordinary shares to Da Gate Limited and 240,000,000 Class B ordinary shares to Amp Lee Ltd at par value of US$0.0001 each.

        On July 2, 2019, we repurchased and cancelled the 60,000,000 Class A ordinary shares issued to C&J International Limited.

        Historically, Beijing CHJ issued certain equity interests. See note 1 and 22 to our consolidated financial statements included elsewhere in this prospectus.

Preferred Shares

        On June 14, 2019, we issued (i) an aggregate of 35,000,000 Series Pre-A preferred shares to Amp Lee Ltd., Sea Wave Overseas Limited, Rainbow Six Limited and Fresh Drive Limited, (ii) an aggregate of 8,295,455 Series Series A-1 preferred shares to Sea Wave Overseas Limited, Rainbow Six Limited and Angel Like Limited, (iii) an aggregate of 13,944,872 Series A-2 preferred shares to Angel Like Limited and Striver Holdings Ltd., (iv) an aggregate of 22,607,595 Series A-3 preferred shares to Amp Lee Ltd., Rainbow Six Limited, Light Room Limited and Wisdom Haoxin Limited, (v) an aggregate of 24,415,264 Series B-1 preferred shares to Amp Lee Lted, Sea Wave Overseas Limited, Rainbow Six Limited and Wisdom Haoxin Limited, (vi) an aggregate of 20,969,173 Series B-2 preferred shares to Amp Lee Ltd., Rainbow Six Limited and Hybrid Innovation Limited, and (vii) an aggregate of 40,264,203 Series B-3 preferred shares to Amp Lee Ltd., Rainbow Six Limited, Angel Like Limited and Striver Holdings Ltd.

        On July 2, 2019, we issued (i) an aggregate of 15,000,000 Series Pre-A preferred shares to RUNNING GOAL LIMITED, Future Capital Discovery Fund I, L.P. and Future Capital Discovery Fund II, L.P., (ii) an aggregate of 68,022,728 Series A-1 preferred shares to ZHEJIANG LEO (HONGKONG) LIMITED, Rainbow Six Limited and ROYDSWELL NOBLE LIMITED, (iii) an aggregate of 10,564,297 Series A-3 preferred shares to ZHEJIANG LEO (HONGKONG) LIMITED, (iv) an aggregate of 24,796,752 Series B-1 preferred shares to Tembusu Limited, GZ Limited, EAST JUMP MANAGEMENT LIMITED and Future Capital Discovery Fund II, L.P., (v) an aggregate of 9,405,576 Series B-2 preferred shares to GZ Limited, Future Capital Discovery Fund II, L.P. and Cango Inc., (vi) an aggregate of 26,000,877 Series B-3 preferred shares upon the conversion of convertible promissory notes to Future Capital Discovery Fund I, L.P. and Future Capital Discovery Fund II, L.P., Cango Inc., BRV Aster Fund II, L.P., BRV Aster Opportunity Fund I, L.P. and Unicorn Partners II Investments Limited, and (vii) an aggregate of 217,394,164 Series C preferred shares for aggregate consideration of US$462,809,299.0 to Amp Lee Ltd., Zijin Global Inc., West Mountain Pond Limited, Lais Science and Technology Ltd., Raffles Fund SPC—GX Alternative SP, Bytedance (HK)

Limited, Rainbow Six Limited, Angel Like Limited, Striver Holdings Ltd., Cango Inc., BRV Aster Fund II, L.P., Future Capital Discovery Fund I, L.P. and Unicorn Partners II Investments Limited.

        On August 29, 2019, we issued (i) an aggregate of 53,090,909 Series A-1 preferred shares upon exercise of warrants held by Ningbo Meihuamingshi Investment Partnership (Limited Partnership), or Ningbo Meihuamingshi, Shanghai Huashenglingfei Equity Investment Partnership (Limited Partnership), or Shanghai Huashenglingfei, Jiaxing Zizhiyihao Equity Investment Partnership (Limited Partnership), or Jiaxing Zizhiyihao, and Xiamen Yuanjia Chuangye Investment Partnership (Limited Partnership), or Xiamen Yuanjia, (ii) an aggregate of 112,826,690 Series A-2 preferred shares upon exercise of warrants held by Tianjin Lanchixinhe Investment Centre (Limited Partnership), or Tianjin Lanchixinhe, Shanghai Jingheng Enterprise Management Consulting Partnership (Limited Partnership), or Shanghai Jingheng, Ningbo Meishan Bonded Port Area Ximao Equity Investment Partnership (Limited Partnership), or Ningbo Meishan Ximao, Shanghai Huashenglingfei, Ningbo Meishan Bonded Port Area Zhongka Investment Management Partnership (Limited Partnership), or Ningbo Meishan Zhongka, and Hangzhou Shangyijiacheng Investment Management Partnership (Limited Partnership), or Hangzhou Shangyijiacheng, (iii) an aggregate of 32,326,748 Series A-3 preferred shares upon exercise of warrants held by Tianjin Lanchixinhe, Shanghai Jingheng, Ningbo Meishan Bonded Port Area Hongzhan Equity Investment Partnership (Limited Partnership), or Ningbo Meishan Hongzhan, Jiaxing Zizhiyihao, Xiamen Yuanjia, Shenzhen Jiayuanqihang Chuangye Investment Enterprise (Limited Partnership), or Shenzhen Jiayuanqihang and Ningbo Meishan Zhongka, (iv) an aggregate of 65,997,510 Series B-1 preferred shares upon exercise of warrants held by Jiaxing Fanhe Investment Partnership (Limited Partnership), or Jiaxing Fanhe, Tianjin Lanchixinhe, Ningbo Meishan Bonded Port Area Shanxingshiji Equity Investment Partnership (Limited Partnership), or Ningbo Meishan Shanxingshiji, Hubei Meihuashengshi Equity Investment Partnership (Limited Partnership), or Humei Meihuashengshi, Xiamen Xinweidachuang Investment Partnership (Limited Partnership), or Xiamen Xinweidachuang, Hangzhou Yixing Investment Partnership (Limited Partnership), or Hangzhou Yixing, Beijing Qingmiaozhuang Management Consulting Partnership (Limited Partnership), or Beijing Qingmiaozhuang, Jiaxing Zizhiyihao, Xiamen Yuanjia, China TH Capital Limited, (v) an aggregate of 4,238,338 Series B-2 preferred shares upon exercise of warrants held by Ningbo Meishan Shanxingshiji and Ningbo Meishan Hongzhan, (vi) an aggregate of 32,493,920 Series B-3 preferred shares upon exercise of warrants held by Xiamen Xinweidachuang, Jiaxing Zizhiyihao, Qingdao Cheying Investment Partnership (Limited Partnership), or Qingdao Cheying, and Ningbo Tianshi Renhe Equity Investment Partnership, L.P., or Ningbo Tianshi Renhe, and (vii) an aggregate of 22,170,330 Series C preferred shares upon exercise of warrants held by Chemei (Shanghai) Enterprise Management Consulting Partnership (Limited Partnership), or Chemei Shanghai, Xingrui Capital Inc., and Xiamen Xinweidachuang.

        On September 3, 2019, we issued (i) an aggregate of 21,191,686 Series B-2 preferred shares upon exercise of warrants held by Beijing Shouxin Jinyuan Management Consulting Centre (Limited Partnership), or Beijing Shouxin Jinyuan, (ii) an aggregate of 21,191,686 Series B-3 preferred shares upon exercise of warrants held by Jilin Shougang Chanye Zhenxing Fund Partnership (Limited Partnership), or Jilin Shougang Zhenxing, and Chengdu Shougang Silu Equity Investment Fund Limited, or Chengdu Shougang Silu, and (iii) an aggregate of 4,608,366 Series C preferred shares upon exercise of warrants held by Jilin Shougang Zhenxing.

        On January 3, 2020, we issued (i) an aggregate of 1,958,556 Series C preferred shares upon exercise of the warrant held by Xiamen Haisi Qimeng Equity Investment Fund Partnership (Limited Partnership), or Xiamen Haisi, and (ii) an aggregate of 2,150,571 Series C preferred shares to Lighthouse KW Corp., or Lighthouse.

        On January 23, 2020, we issued an aggregate of 18,916,548 Series C preferred shares to Amp Lee Ltd., Rainbow Six Limited, Angel Like Limited, Striver Holdings Ltd., Future Capital Discovery Fund II, L.P., Future Capital Discovery Fund I, L.P., Cango Inc., BRV Aster Fund II, L.P., BRV Aster

Opportunity Fund I, L.P., Unicorn Partners II Investments Limited, Jiaxing Zizhiyihao, Xiamen Xinweidachuang, Qingdao Cheying, Ningbo Tianshi Renhe, Jilin Shougang Zhenxing, Chengdu Shougang Silu, upon their exercise of their anti-dilution rights.

        On January 23, 2020, we issued 3,051,908 Series B-1 preferred shares to Xiamen Xinweidachuang upon exercise of warrants held by Xiamen Xinweidachuang.

        Historically, Beijing CHJ issued certain preferred equity interests. Starting from July 2019, we underwent a reorganization and issued Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 preferred shares to equity interest holders of Beijing CHJ in exchange for respective preferred equity interests that they held in Beijing CHJ immediately before the reorganization. See note 1 and 22 to our consolidated financial statements included elsewhere in this prospectus.

        On July 1, 2020, we issued (i) 212,816,737 Series D preferred shares to Inspired Elite Investments Limited for a consideration of US$500,000,000, (ii) 7,576,722 Series D preferred shares to Kevin Sunny Holding Limited for a consideration of US$20,000,000, and (iii) 11,365,082 Series D preferred shares to Amp Lee Ltd. for a consideration of US$30,000,000.

Convertible Promissory Notes

        In January and March 2019, we issued convertible promissory notes with the aggregated principal amount of US$25.0 million with simple interest of 8% per annum to Future Capital Discovery Fund I, L.P., Future Capital Discovery Fund II, L.P., Unicorn Partners II Investments Limited, BRV Aster Opportunity Fund I, L.P., and BRV Aster Fund II, L.P. Pursuant to the convertible promissory notes agreements, the entire convertible promissory notes shall be converted into 11,873,086 shares of Series B-3 preferred shares upon the closing of our reorganization starting from July 2019. On July 2, 2019, in conjunction with the reorganization, all convertible promissory notes were converted into Series B-3 preferred shares.

Options and Warrants

        On July 2, 2019, we issued warrants for an aggregate consideration of US$34,335.75 to Xiamen Yuanjia, Shanghai Huashenglingfei, Jiaxing Zizhiyihao, Ningbo Meihuamingshi, Hangzhou Shangyijiacheng, Tianjin Lanchixinhe, Shanghai Jingheng, Ningbo Meishan Zhongka, Ningbo Meishan Ximao, Ningbo Meishan Hongzhan, Shenzhen Jiayuanqihang, Jiaxing Fanhe, Xiamen Xinweidachuang, Ningbo Meishan Shanxingshiji, Hangzhou Yixing, Beijing Qingmiaozhuang, Hubei Meihuashengshi, Beijing Shouxin Jinyuan, Chengdu Shougang Silu, Jilin Shougang Zhenxing, Ningbo Meishan Bonded Port Area Taiyi Partnership, L.P., or Taiyi, Ningbo Tianshi Renhe and Qingdao Cheying to purchase an aggregate of 53,090,909 Series A-1 preferred shares, 112,826,690 Series A-2 preferred shares, 32,326,748 Series A-3 preferred shares, 65,997,510 Series B-1 preferred shares, 25,430,024 Series B-2 preferred shares and 53,685,606 Series B-3 preferred shares. As of the date of this prospectus, all of these warrants have been exercised in full.

        On July 2, 2019, we issued warrants for an aggregate consideration of US$ 67,164,645 to Changsha Xiangjiang Longzhu Equity Fund Partnership, L.P., or Changsha Longzhu, Xiamen Xinweidachuang, Jilin Shougang Zhenxing, Jiaxing Yingyuan Equity Investment Partnership, L.P., or Jiaxing Yingyuan, Beijing Xingrui Future Technology Development Co. Limited, or Beijing Xingrui, and Xiamen Haisi to purchase an aggregate of 32,577,557 Series C preferred shares.

        On January 3, 2020, we cancelled the warrant to purchase 3,840,305 Series C preferred shares surrendered to us by Jiaxing Yingyuan. On the same day, we cancelled the 3,051,908 Series B-1 preferred shares surrendered to us by Tembusu Limited and issued a warrant to purchase an aggregate of 3,051,908 Series B-1 preferred shares to Xiamen Xinweidachuang. All of the warrants we issued have been exercised in full or cancelled as of the date of this prospectus.

        Issuance of warrants to purchase Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 preferred shares are just transitional arrangements as part of the reorganization in July 2019.

        We have granted options to purchase our Class A ordinary shares to certain of our directors, executive officers and employees. See "Management—Share Incentive Plans."

Shareholders Agreement

        We entered into an amended and restated shareholders agreement on July 1, 2020 with our shareholders, which consist of holders of ordinary shares and preferred shares. The amended and restated shareholders agreement provides for certain shareholders' rights, including preemptive rights, participation rights, rights of first refusal and co-sale rights, information and inspection rights, drag along rights, redemption rights, liquidation rights and anti-dilution co-investment preferences and contains provisions governing our board of directors and other corporate governance matters. The special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering.

Registration Rights

        We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.

        Demand Registration Rights.    At any time after the earlier of (i) June 30, 2023 or (ii) the expiry of one hundred eighty (180) days following the closing of this offering, holders of at least twenty-five percent (25%) of the voting power of the then outstanding registrable securities held by all such holders may request in writing that we effect a registration of at least twenty-five percent (25%) of the registrable securities. We have a right to defer filing of a registration statement for the period during which such filing would be materially detrimental to us or our members on the condition that we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed in the near future. However, we cannot exercise the deferral right more than once during any six (6)-month period and cannot register any other securities during such period. We are obligated to effect no more than two (2) demand registrations that have been declared effective. Further, if the registrable securities are offered by means of an underwritten offering and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the underwriters may exclude up to seventy percent (70%) of the registrable securities requested to be registered but only after first excluding all other equity securities from the registration and underwritten offering and on the condition that the number of shares to be included in the registration on behalf of the non-excluded holders is allocated among all holders in proportion to the respective amounts of registrable securities requested by such holders to be included.

        Registration on Form F-3 or Form S-3.    Holders of at least twenty-five percent (25%) of the voting power of the then outstanding registrable securities held by all holders may request the Company to effect a registration on Form F-3 or Form S-3 if we qualify for registration on such forms. We have a right to defer filing of a registration statement for the period during which such filing would be materially detrimental to us or our members on the condition that we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed in the near future. However, we cannot exercise the deferral right more than once during any six-month period and cannot register any other securities during such period. We are obligated to effect no more than two (2) demand registrations that have been declared effective within any twelve (12)-month period. Further, if the registrable securities are offered by means of an underwritten offering, and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the underwriters may exclude up to seventy percent (70%) of the registrable securities requested to be registered but only after first excluding all other equity securities from the registration and underwritten offering and on the condition that the number of shares to be included in the registration on behalf of the non-excluded holders is allocated among all holders in proportion to the respective amounts of registrable securities requested by such holders to be included.

        Piggyback Registration Rights.    If we propose to register for our own account any of our equity securities, or for the account of any holder, other than a holder of registerable securities, of such holder's equity securities, in connection with the public offering of such equity securities, we shall offer holders of our registrable securities an opportunity to be included in such registration. If the offering involves an underwriting of our equity securities and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the underwriters may exclude (i) all of the registrable securities requested to be registered in this offering and (ii) up to seventy percent (70%) of the registrable securities requested to be registered in any other public offering, but in each case only after first excluding all other equity securities (except for securities sold for our account) from the registration and underwritten offering and on the condition that the number of shares to be included in the registration on behalf of the non-excluded holders is allocated among all holders in proportion to the respective amounts of registrable securities requested by such holders to be included.

        Expenses of Registration.    We will bear all registration expenses, other than the underwriting discounts and selling commissions applicable to the sale of registrable securities, incurred in connection with registrations, filings or qualification pursuant to the shareholders agreement.

        Termination of Obligations.    We have no obligation to effect any demand or Form F-3 or Form S-3 registration upon the earlier of (i) the fifth (5th) anniversary of the date of closing of this offering, and (ii) with respect to any holder, the date on which such holder may sell without registration, all of such holder' registrable securities under Rule 144 of the Securities Act in any ninety (90)-day period.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

        Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of two shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary's corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, New York 10005, United States. The principal executive office of the depositary is located at 60 Wall Street, New York, New York 10005, United States.

        The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

        We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See "—Jurisdiction and Arbitration."

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see "Where You Can Find Additional Information."

Holding the ADSs

How will you hold your ADSs?

        You may hold ADSs either (i) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (ii) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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  Cash.  The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities, or other entitlements under the terms of the deposit agreement into

    U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

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  Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See "Taxation." It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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  Shares.  For any ordinary shares we distribute as a dividend or free distribution, either (i) the depositary will distribute additional ADSs representing such ordinary shares or (ii) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges, and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

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  Elective Distributions in Cash or Shares.  If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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  Rights to Purchase Additional Shares.  If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall, having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash.

    The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

    If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges, and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

    U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

    There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

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  Other Distributions.  Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges, and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

        Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled "Shares Eligible for Future Sales—Lock-up Agreements."

How do ADS holders cancel an American Depositary Share?

        You may turn in your ADSs at the depositary's corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk, and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

        If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (i) such notice of meeting or solicitation of consents or proxies; (ii) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder's ADSs; and (iii) a brief statement as to the manner in which such instructions may be given to the depositary or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

        The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

        Each ADS holder and beneficial owner shall (i) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (ii) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs, or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

        Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the Nasdaq Global Select Market and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

        As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes, and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•

To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

        As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes, and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

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  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

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  Expenses incurred for converting foreign currency into U.S. dollars.

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  Expenses for cable, telex and fax transmissions and for delivery of securities.

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  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

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  Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

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  Any applicable fees and penalties thereon.

        The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

        The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

        The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees, and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source, or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges, or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

        The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

        After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes, or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary's only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

        The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up, and transfer of ADRs.

        These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

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  are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

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  are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions, and computer failure);

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  are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

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  are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

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  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

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  are not liable for any special, consequential, indirect, or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

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  may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

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  disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders, and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

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  disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

        The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Jurisdiction and Arbitration

        The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement including claims arising under the Exchange Act or the Securities Act and that the depositary will have the right to refer any claim or dispute arising from the relationships created by the deposit agreement (including those with purchasers of ADSs in a secondary market transaction) to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provisions of the deposit agreement govern such dispute or difference and do not, in any event, preclude you from pursuing claims under the Securities Act or the Exchange Act in federal or state courts.

Jury Trial Waiver

        The deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADSs (whether acquired as a result of participation in this offering or as result of a secondary market transaction)) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Requirements for Depositary Actions

        Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

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  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses, and charges of the depositary;

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  satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

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  compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

        The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

        You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

  •
  when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our ordinary shares;

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  when you owe money to pay fees, taxes, and similar charges;

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  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

  •
  for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

        The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALES

        Upon completion of this offering and the concurrent private placements, we will have 95,000,000 ADSs outstanding, representing approximately 11.4% of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. Our ADSs have been approved for listing on the Nasdaq Global Select Market, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

        We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

        Furthermore, each of our officers, directors and shareholders has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

        We are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

        All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that (together with any sales aggregated with them) does not exceed the greater of the following:

  •
  1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal 16,726,883 ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs and including the 66,086,955 Class A ordinary shares we will issue and sell in the concurrent private placements; or

  •
  the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

 TAXATION

        The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel; to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC legal counsel.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with "de facto management body" within China is considered a resident enterprise. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

        We believe that Li Auto Inc. is not a PRC resident enterprise for PRC tax purposes. Li Auto Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Li Auto Inc. meets all of the conditions above. Li Auto Inc. is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

        If the PRC tax authorities determine that Li Auto Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC resident individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC resident individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Li Auto Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Li Auto Inc. is treated as a PRC resident enterprise. See "Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

United States Federal Income Tax Considerations

        The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as "capital assets" (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the "IRS") with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, alternative minimum tax, and other non-income tax considerations, the Medicare tax on certain net investment income, any withholding or information reporting requirements (including pursuant to Section 1471 through 1474 of the Code or Section 3406 of the Code), or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

  •
  banks and other financial institutions;

  •
  insurance companies;

  •
  pension plans;

  •
  cooperatives;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  broker-dealers;

  •
  traders that elect to use a mark-to-market method of accounting;

  •
  certain former U.S. citizens or long-term residents;

  •
  tax-exempt entities (including private foundations);

  •
  holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

  •
  investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

  •
  investors that have a functional currency other than the U.S. dollar;

  •
  investors required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement;

  •
  persons that actually or constructively own 10% or more of our stock (by vote or value); or

  •
  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

        Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

  •
  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

        For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

        A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income (the "income test") or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the "asset test"). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company's goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

        Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

        Assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, taking into account the projected market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable is a fact intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the expected cash proceeds from, and our anticipated market capitalization following, this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. It is also possible that the IRS may challenge our classification of certain income or assets or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming classified as a PFIC for the current or future taxable years. Because there are uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

        If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under "—Passive Foreign Investment Company Rules" generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

        The discussion below under "—Dividends" and "—Sale or Other Disposition" is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC for any taxable year are discussed below under "—Passive Foreign Investment Company Rules."

Dividends

        Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a "dividend" for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to "qualified dividend income," provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the "Treaty"), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our Class A ordinary shares), which have been approved for listing on the Nasdaq Global Select Market, will be considered readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

        In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see "—PRC Taxation"), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

        Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder's individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder's individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

        A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder may elect to treat such gain as PRC-source gain under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

        If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

  •
  the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or Class A ordinary shares;

  •
  the amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC (each, a "pre-PFIC year") will be taxable as ordinary income;

  •
  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

  •
  an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

        If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, our consolidated VIEs or any of their subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated VIEs, or their subsidiaries.

        As an alternative to the foregoing rules, a U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, our ADSs, but not our Class A ordinary shares, will be treated as marketable stock upon their listing on the Nasdaq Global Select Market, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

        Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

        We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

        If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the table below. Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. LLC, UBS Securities LLC, and China International Capital Corporation Hong Kong Securities Limited are the representatives of the underwriters.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.	43,462,500
Morgan Stanley & Co. LLC	24,343,750
UBS Securities LLC	18,465,625
China International Capital Corporation Hong Kong Securities Limited	7,481,250
Tiger Brokers (NZ) Limited	623,438
SNB Finance Holdings Limited	623,437
Total	95,000,000

        The underwriters are committed to taking and paying for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

        Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations. Tiger Brokers (NZ) Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations. SNB Finance Holdings Limited is not a broker-dealer registered with the SEC and does not intend to make any offers or sales of the ADSs within the United States or to any U.S. persons.

        The underwriters have an option to buy up to an additional 14,250,000 ADSs from us to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any additional ADSs are purchased pursuant to this option, the underwriters will severally purchase additional ADSs in approximately the same proportion as set forth in the table above, and will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

        The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 14,250,000 additional ADSs.

Paid by Us	No Exercise		Full Exercise
Per ADS	US$	0.46	US$	0.46
Total	US$	43,700,000	US$	50,255,000

        The underwriters will reimburse us for certain of our expenses incurred in connection with the offering in an aggregate amount of US$500,000.

        ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$0.276 per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        We, our directors and executive officers and our current shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or ADSs or any securities convertible into or exchangeable for our ordinary shares or ADSs during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sales" for a discussion of certain transfer restrictions.

        Prior to the offering, there has been no public market for the ADSs. The initial public offering price has been negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

        In connection with the offering, the underwriters may purchase and sell the ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional ADSs for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the ADSs made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

        We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately US$7.6 million.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

        The underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

        The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queens Road, Central, Hong Kong. The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, New York 10036, United States. The address of UBS Securities LLC is 1285 Avenue of the Americas, New York, New York 10019, United States. The address of China International Capital Corporation Hong Kong Securities Limited is 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong. The address of Tiger Brokers (NZ) Limited is Level 16, 191 Queen Street, Auckland Central, New Zealand, 1010. The address of SNB Finance Holdings Limited is Level 5, 25 Teed Street, Newmarket, Auckland 1023, New Zealand.

Selling Restrictions

        No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

        This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  (a)
  you confirm and warrant that you are either:

  (i)
  "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

  (ii)
  "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  (iii)
  person associated with the company under section 708(12) of the Corporations Act; or

  (iv)
  "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act;

        and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

  (b)
  you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Bermuda

        The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

        The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

        This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the

ADSs for the purposes of the Securities and Investment Business Act 2010, or SIBA, or the Public Issuers Code of the British Virgin Islands.

        The ADSs may be offered to persons located in the British Virgin Islands who are "qualified investors" for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as "professional investors" under SIBA, which is any person (a) whose ordinary business involves, whether for that person's own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Canada

        The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts ("NI 33-105"), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

        This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. ADSs or Class A ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Dubai International Finance Center

        This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of ADSs which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Hong Kong

        The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

        This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and "qualified individuals," each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

        The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

        The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

        Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

        No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People's Republic of China

        This prospectus has not been and will not be circulated or distributed in China, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any PRC resident except pursuant to applicable PRC laws and regulations.

Qatar

        In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

        This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or

(iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

South Africa

        Due to restrictions under the securities laws of South Africa, the ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

  (a)
  the offer, transfer, sale, renunciation or delivery is to:

  (i)
  persons whose ordinary business is to deal in securities, as principal or agent;

  (ii)
  the South African Public Investment Corporation;

  (iii)
  persons or entities regulated by the Reserve Bank of South Africa;

  (iv)
  authorized financial service providers under South African law;

  (v)
  financial institutions recognized as such under South African law;

  (vi)
  a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

  (vii)
  any combination of the person in (a) to (f); or

  (b)
  the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

        No "offer to the public" (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the "South African Companies Act")) in South Africa is being made in connection with the issue of the ADSs. Accordingly, this document does not, nor is it intended to, constitute a "registered prospectus" (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the ADSs in South Africa constitutes an offer of the ADSs in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from "offers to the public" set out in section 96(1)(a) of the South African Companies Act.

Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as "SA Relevant Persons"). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

Switzerland

        The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

        The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates

        This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

        The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

        In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

        This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and

Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as "relevant persons"). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the Nasdaq Application and Listing Fee, all amounts are estimates.

SEC Registration Fee	US$	141,807
FINRA Fee		225,500
Nasdaq Application and Listing Fee		295,000
Printing and Engraving Expenses		300,000
Legal Fees and Expenses		3,500,000
Accounting Fees and Expenses		1,500,000
Miscellaneous		1,600,000

Total	US$	7,562,307

 LEGAL MATTERS

        We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by King & Wood Mallesons. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon King & Wood Mallesons with respect to matters governed by PRC law.

 EXPERTS

        The consolidated financial statements as of December 31, 2019 and 2018 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F, DBS Bank Tower, 1318 Lu Jia Zui Ring Road, Pudong New Area, Shanghai, People's Republic of China.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

        We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC's website at www.sec.gov.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Li Auto Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Li Auto Inc. and its subsidiaries (the "Company") as of December 31, 2019 and 2018 and the related consolidated statements of comprehensive loss, of changes in shareholders' deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

        Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People's Republic of China
March 13, 2020

We have served as the Company's auditor since 2019.

LI AUTO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019	2019	2019	2019
	RMB	RMB	USD	RMB	USD
			Note 2(e)	Pro forma (Note 30)	Pro forma Note 2(e) (Unaudited)
				(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	70,192	1,296,215	183,061	1,296,215	183,061
Restricted cash	25,000	140,027	19,776	140,027	19,776
Time deposits and short-term investments	859,913	2,272,653	320,960	2,272,653	320,960
Trade receivable	—	8,303	1,173	8,303	1,173
Inventories	155	518,086	73,168	518,086	73,168
Prepayments and other current assets	1,318,040	812,956	114,811	812,956	114,811
Assets held for sale, current	21,040	17,599	2,485	17,599	2,485

Total current assets	2,294,340	5,065,839	715,434	5,065,839	715,434

Non-current assets:
Long-term investments	177,141	126,181	17,820	126,181	17,820
Property, plant and equipment, net	1,647,648	2,795,122	394,747	2,795,122	394,747
Operating lease right-of-use assets, net	365,534	510,227	72,058	510,227	72,058
Intangible assets, net	671,384	673,867	95,168	673,867	95,168
Other non-current assets	591,803	311,933	44,053	311,933	44,053
Assets held for sale, non-current	33,090	30,253	4,270	30,253	4,270

Total non-current assets	3,486,600	4,447,583	628,116	4,447,583	628,116

Total assets	5,780,940	9,513,422	1,343,550	9,513,422	1,343,550

LIABILITIES
Current liabilities:
Short-term borrowings	20,000	238,957	33,747	238,957	33,747
Trade and notes payable	337,107	624,666	88,220	624,666	88,220
Amounts due to related parties	5,747	9,764	1,379	9,764	1,379
Deferred revenue, current	—	56,695	8,007	56,695	8,007
Operating lease liabilities, current	41,904	177,526	25,071	177,526	25,071
Finance lease liabilities, current	66,111	360,781	50,952	360,781	50,952
Warrants and derivative liabilities	—	1,648,690	232,840	—	—
Accruals and other current liabilities	1,272,126	867,259	122,480	867,259	122,480
Convertible debts, current	—	692,520	97,803	692,520	97,803
Liabilities held for sale, current	6,378	2,862	404	2,862	404

Total current liabilities	1,749,373	4,679,720	660,903	3,031,030	428,063

Non-current liabilities:
Deferred revenue, non-current	—	5,943	839	5,943	839
Operating lease liabilities, non-current	223,316	241,109	34,051	241,109	34,051
Finance lease liabilities, non-current	360,385	—	—	—	—
Convertible debts, non-current	644,602	—	—	—	—
Other non-current liabilities	—	5,519	779	5,519	779

Total non-current liabilities	1,228,303	252,571	35,669	252,571	35,669

Total liabilities	2,977,676	4,932,291	696,572	3,283,601	463,732

Commitments and contingencies (Note 28)

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019	2019	2019	2019
	RMB	RMB	USD	RMB	USD
			Note 2(e)	Pro forma (Note 30)	Pro forma Note 2(e) (Unaudited)
				(Unaudited)
MEZZANINE EQUITY
Series Pre-A convertible redeemable preferred shares
(USD0.0001 par value; 50,000,000 authorized, issued and outstanding as of December 31, 2018 and 2019; none issued and outstanding on a pro-forma basis as of December 31, 2019)	175,847	434,886	61,418	—	—
Series A-1 convertible redeemable preferred shares
(USD0.0001 par value; 129,409,092 authorized, issued and outstanding as of December 31, 2018 and 2019; none issued and outstanding on a pro-forma basis as of December 31, 2019)	907,658	980,949	138,536	—	—
Series A-2 convertible redeemable preferred shares
(USD0.0001 par value; 126,771,562 authorized, issued and outstanding as of December 31, 2018 and 2019; none issued and outstanding on a pro-forma basis as of December 31, 2019)	1,099,816	1,074,959	151,813	—	—
Series A-3 convertible redeemable preferred shares
(USD0.0001 par value; 65,498,640 authorized, issued and outstanding as of December 31, 2018 and 2019; none issued and outstanding on a pro-forma basis as of December 31, 2019)	676,458	619,770	87,528	—	—
Series B-1 convertible redeemable preferred shares
(USD0.0001 par value; 115,209,526 authorized, issued and outstanding as of December 31, 2018 and 2019; none issued and outstanding on a pro-forma basis as of December 31)	1,621,561	1,347,607	190,318	—	—
Series B-2 convertible redeemable preferred shares
(USD0.0001 par value; 55,804,773 authorized, issued and outstanding as of December 31, 2018 and 2019; none issued and outstanding on a pro-forma basis as of December 31, 2019)	818,899	710,303	100,314	—	—
Series B-3 convertible redeemable preferred shares
(USD0.0001 par value; none authorized, issued and outstanding as of December 31, 2018; 119,950,686 shares authorized, issued and outstanding as of December 31, 2019; none issued and outstanding on a pro-forma basis as of December 31, 2019)	—	1,551,080	219,054	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019	2019	2019	2019
	RMB	RMB	USD	RMB	USD
			Note 2(e)	Pro forma (Note 30)	Pro forma Note 2(e) (Unaudited)
				(Unaudited)
Series C convertible redeemable preferred shares
(USD0.0001 par value; none authorized, issued and outstanding as of December 31, 2018; 249,971,721 shares authorized, 244,172,860 issued and outstanding as of December 31, 2019; none issued and outstanding on a pro-forma basis as of December 31, 2019)	—	3,536,108	499,394	—	—
Receivable from holders of Series B-2 convertible redeemable preferred shares	(101,200)	—	—	—	—

Total mezzanine equity	5,199,039	10,255,662	1,448,375	—	—

SHAREHOLDERS' (DEFICIT)/EQUITY
Class A Ordinary shares
(USD0.0001 par value; 3,847,384,000 shares authorized and 15,000,000 shares issued and outstanding as of December 31, 2018 and 2019; 820,712,127 shares issued and outstanding on a pro-forma basis as of December 31, 2019)	10	10	1	574	79
Class B Ordinary shares
Class B Ordinary shares (USD0.0001 par value; 240,000,000 shares authorized, issued and outstanding as of December 31, 2018 and 2019; 341,105,012 shares authorized, issued and outstanding on a pro-forma basis as of December 31, 2019)	155	155	22	226	34
Additional paid-in capital	—	—	—	11,551,967	1,631,449
Accumulated other comprehensive income	12,693	15,544	2,195	15,544	2,195
Accumulated deficit	(2,408,633)	(5,690,240)	(803,615)	(5,338,490)	(753,939)

Total shareholders' (deficit)/equity	(2,395,775)	(5,674,531)	(801,397)	6,229,821	879,818

Total liabilities, mezzanine equity and shareholders' (deficit)/equity	5,780,940	9,513,422	1,343,550	9,513,422	1,343,550

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		Year Ended December 31,
		2018	2019	2019
		RMB	RMB	USD
	Revenues:
	Vehicle sales	—	280,967	39,680
	Other sales and services	—	3,400	480

	Total revenues	—	284,367	40,160

	Cost of sales:
	Vehicle sales	—	(279,555)	(39,481)
	Other sales and services	—	(4,907)	(693)

	Total cost of sales	—	(284,462)	(40,174)

	Gross loss	—	(95)	(14)

	Operating expenses:
	Research and development	(793,717)	(1,169,140)	(165,114)
	Selling, general and administrative	(337,200)	(689,379)	(97,359)

	Total operating expenses	(1,130,917)	(1,858,519)	(262,473)

	Loss from operations	(1,130,917)	(1,858,614)	(262,487)
	Other income/(expense)
	Interest expense	(63,467)	(83,667)	(11,816)
	Interest income	3,582	30,256	4,273
	Investment income, net	68,135	49,375	6,973
	Share of losses of equity method investees	(35,826)	(162,725)	(22,981)
	Foreign exchange (losses)/gains, net	(3,726)	31,977	4,516
	Changes in fair value of warrants and derivative liabilities	—	(426,425)	(60,223)
	Others, net	(3,077)	1,949	275

	Loss before income tax expense	(1,165,296)	(2,417,874)	(341,470)
	Income tax expense	—	—	—

	Net loss from continuing operations	(1,165,296)	(2,417,874)	(341,470)
	Net loss from discontinued operations, net of tax	(367,022)	(20,662)	(2,918)

	Net loss	(1,532,318)	(2,438,536)	(344,388)

	Accretion on convertible redeemable preferred shares to redemption value	(317,320)	(743,100)	(104,946)
	Deemed dividend to preferred shareholders upon extinguishment, net (Note 23)	—	(217,362)	(30,697)
	Effect of exchange rate changes on convertible redeemable preferred shares	—	117,391	16,579

	Net loss attributable to ordinary shareholders of Li Auto Inc.	(1,849,638)	(3,281,607)	(463,452)

Including:	Net loss from continuing operations attributable to ordinary shareholders	(1,482,616)	(3,260,945)	(460,534)
	Net loss from discontinued operations attributable to ordinary shareholders	(367,022)	(20,662)	(2,918)
	Weighted average number of ordinary shares used in computing net loss per share
	Basic and diluted	255,000,000	255,000,000	255,000,000
	Net loss per share attributable to ordinary shareholders
	Basic and diluted
	Continuing operations	(5.81)	(12.79)	(1.81)
	Discontinued operations	(1.44)	(0.08)	(0.01)

	Net loss per share	(7.25)	(12.87)	(1.82)

	Net loss	(1,532,318)	(2,438,536)	(344,388)
	Other comprehensive income, net of tax
	Foreign currency translation adjustment, net of tax	12,954	2,851	403

	Total other comprehensive income, net of tax	12,954	2,851	403

	Total comprehensive loss, net of tax	(1,519,364)	(2,435,685)	(343,985)
	Accretion on convertible redeemable preferred shares to redemption value	(317,320)	(743,100)	(104,946)
	Deemed dividend to preferred shareholders upon extinguishment, net (Note 23)	—	(217,362)	(30,697)
	Effect of exchange rate changes on convertible redeemable preferred shares	—	117,391	16,579

	Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.	(1,836,684)	(3,278,756)	(463,049)

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

(All amounts in thousands, except for share and per share data)

	Class A Ordinary shares		Class B Ordinary shares
						Accumulated Other Comprehensive (Loss)/Income
	Number of shares	Amount	Number of shares	Amount	Additional Paid-in Capital		Accumulated Deficit	Total Shareholders' Deficit
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	15,000,000	10	240,000,000	155	106,080	(261)	(665,075)	(559,091)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	(106,080)	—	(211,240)	(317,320)
Foreign currency translation adjustment, net of tax	—	—	—	—	—	12,954	—	12,954
Net loss	—	—	—	—	—	—	(1,532,318)	(1,532,318)

Balance as of December 31, 2018	15,000,000	10	240,000,000	155	—	12,693	(2,408,633)	(2,395,775)

Balance as of January 1, 2019	15,000,000	10	240,000,000	155	—	12,693	(2,408,633)	(2,395,775)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(743,100)	(743,100)
Effect of exchange rate changes on convertible redeemable preferred shares	—	—	—	—	—	—	117,391	117,391
Foreign currency translation adjustment, net of tax	—	—	—	—	—	2,851	—	2,851
Deemed dividend to preferred shareholders upon extinguishment, net (Note 23)	—	—	—	—	—	—	(217,362)	(217,362)
Net loss	—	—	—	—	—	—	(2,438,536)	(2,438,536)

Balance as of December 31, 2019	15,000,000	10	240,000,000	155	—	15,544	(5,690,240)	(5,674,531)

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	Year Ended December 31,
	2018	2019
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,532,318)	(2,438,536)	(344,388)
Net loss from discontinued operations, net of tax	367,022	20,662	2,918
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	60,496	116,391	16,438
Foreign exchange losses/(gains)	3,726	(31,977)	(4,516)
Unrealized investment loss	28,781	13,221	1,867
Interest expense	63,467	83,667	11,816
Share of losses of equity method investees	35,826	162,725	22,981
Impairment loss	—	18,066	2,551
Changes in fair value of warrants and derivative liabilities	—	426,425	60,223
Loss on disposal of property, plant and equipment	2,563	602	85
Changes in operating assets and liabilities:
Prepayments and other current assets	(200,408)	(442,745)	(62,528)
Inventories	3,127	(510,546)	(72,103)
Changes of operating lease right-of-use assets	(206,764)	(144,693)	(20,435)
Changes of operating lease liabilities	107,894	153,415	21,666
Other non-current assets	(116,515)	8,512	1,202
Trade receivable	—	(8,303)	(1,173)
Deferred revenue	—	62,638	8,846
Trade and notes payable	(62,500)	602,276	85,058
Amounts due to related parties	3,049	4,017	567
Accruals and other current liabilities	161,674	116,349	16,432
Other non-current liabilities	—	5,519	779

Net cash used in continuing operating activities	(1,280,880)	(1,782,315)	(251,714)
Net cash used in discontinued operating activities	(65,925)	(11,395)	(1,609)

Net cash used in operating activities	(1,346,805)	(1,793,710)	(253,323)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets	(970,733)	(952,901)	(134,575)
Disposal of property, plant and equipment	413	1,648	233
Purchase of long-term investments	(213,303)	(98,000)	(13,840)
Placement of time deposits	—	(1,725,148)	(243,637)
Withdraw of time deposits	—	1,265,877	178,776
Placement of short-term investments	(5,737,600)	(7,998,736)	(1,129,637)
Withdraw of short-term investments	7,278,670	7,020,989	991,553
Loan to Chongqing Lifan Holdings Ltd. ("Lifan Holdings")	(490,000)	(8,000)	(1,130)
Collection of loan principal from Lifan Holdings	—	490,000	69,201
Cash paid related to acquisition of Chongqing Zhizao Automobile Co., Ltd ("Chongqing Zhizao"), net of cash acquired	25,004	(560,000)	(79,087)

Net cash used in continuing investing activities	(107,549)	(2,564,271)	(362,143)
Net cash used in discontinued investing activities	(83,963)	(10,565)	(1,492)

Net cash used in investing activities	(191,512)	(2,574,836)	(363,635)

The accompanying notes are an integral part of these consolidated financial statements

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	Year Ended December 31,
	2018	2019
	RMB	RMB	USD
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	—	233,287	32,946
Proceeds from collection of receivable from holders of Series B-1 convertible redeemable preferred shares	285,000	—	—
Proceeds from issuance of Series B-2 convertible redeemable preferred shares	688,800	—	—
Proceeds from collection of receivable from holders of Series B-2 convertible redeemable preferred shares	—	101,200	14,292
Proceeds from issuance of Series B-3 convertible redeemable preferred shares	—	1,530,000	216,077
Proceeds from issuance of Series C convertible redeemable preferred shares	—	3,626,924	512,220
Payment of convertible redeemable preferred shares issuance costs	(15,142)	(3,791)	(535)
Proceeds from issuance of convertible debts	150,000	168,070	23,736

Net cash provided by continuing financing activities	1,108,658	5,655,690	798,736
Net cash provided by financing activities	1,108,658	5,655,690	798,736
Effects of exchange rate changes on cash and cash equivalents and restricted cash	3,299	53,722	7,587

Net (decrease)/ increase in cash, cash equivalents and restricted cash	(426,360)	1,340,866	189,365
Cash, cash equivalents and restricted cash at beginning of the year	521,883	95,523	13,493

Cash, cash equivalents and restricted cash at end of the year	95,523	1,436,389	202,858
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of the year	331	147	21

Cash, cash equivalents and restricted cash of continuing operations at end of the year	95,192	1,436,242	202,837

Supplemental schedule of non-cash investing and financing activities
Payable related to acquisition of Chongqing Zhizao	(650,000)	(115,000)	(16,241)
Receivable from holders of Series B-2 convertible redeemable preferred shares	101,200	—	—
Payable related to purchase of property, plant and equipment	(346,602)	(403,761)	(57,022)
Payables for issuance costs	—	(20,929)	(2,956)

The accompanying notes are an integral part of these consolidated financial statements

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations

(a)
Principal activities

        Li Auto Inc. ("Li Auto", or the "Company") was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and consolidated variable interest entities (the "VIEs") and VIEs' subsidiaries (collectively, the "Group"), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles in the People's Republic of China (the "PRC").

(b)
History of the Group and basis of presentation for the Reorganization

        Prior to the incorporation of the Company and starting in April 2015, the Group's business was carried out under Beijing CHJ Information Technology Co., Ltd. (or "Beijing CHJ") and its subsidiaries. Concurrently with the incorporation of the Company in April 2017, Beijing CHJ, through one of its wholly-owned subsidiaries, entered into a shareholding entrustment agreement with the management team (the legal owners of the Company at that time) to obtain full control over the Company (the "Cayman Shareholding Entrustment Agreement"). In the same year, the Company set up its subsidiaries Leading Ideal HK Limited ("Leading Ideal HK"), Beijing Co Wheels Technology Co., Ltd. ("Wheels Technology" or "WOFE"), and a consolidated VIE, Beijing Xindian Transport Information Technology Co., Ltd. ("Xindian Information"). The Company, together with its subsidiaries and VIE, were controlled and consolidated by Beijing CHJ prior to the Reorganization.

        The Group underwent a reorganization (the "Reorganization") in July 2019. The major reorganization steps are described as follows:

  •
  Beijing CHJ terminated the Cayman Shareholding Entrustment Agreement, and concurrently the WOFE entered into contractual agreements with Beijing CHJ and its legal shareholders so that Beijing CHJ became a consolidated VIE of the WOFE;

  •
  the Company issued ordinary shares and Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 convertible redeemable preferred shares to shareholders of Beijing CHJ in exchange for respective equity interests that they held in Beijing CHJ immediately before the Reorganization.

        All Reorganization related contracts were signed by all relevant parties on July 2, 2019, and all administrative procedures of the Reorganization, including but not limited to remitting share capital of Beijing CHJ overseas for reinjecting into the Company were completed by December 31, 2019.

        As the shareholdings in the Company and Beijing CHJ were with a high degree of common ownership immediately before and after the Reorganization, even though no single investor controlled Beijing CHJ or Li Auto, the transaction of the Reorganization was determined to be a recapitalization with lack of economic substance, and was accounted for in a manner similar to a common control transaction. Consequently, the financial information of the Group is presented on a carryover basis for all periods presented. The number of outstanding shares in the consolidated balance sheets, the consolidated statements of changes in shareholders' deficit, and per share information including the net loss per share have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statements to be comparable with the final number of shares issued in the Reorganization. Accordingly, the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the Reorganization have been presented retrospectively as of the beginning of

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

the earliest period presented in the consolidated financial statement or the original issue date, whichever is later, as if such shares were issued by the Company when the Group issued such interests.

        The Group's consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIEs' subsidiaries.

        As of December 31, 2019, the Company's principal subsidiaries, consolidated VIEs and VIEs' subsidiaries are as follows:

	Equity interest held	Date of incorporation or date of acquisition	Place of incorporation	Principal activities
Subsidiaries:
Leading Ideal HK Limited ("Leading Ideal HK")	100%	May 15, 2017	Hong Kong, China	Investment holding
Beijing Co Wheels Technology Co., Ltd. ("Wheels Technology")	100%	December 19, 2017	Beijing, PRC	Technology development and corporate management
Leading (Xiamen) Private Equity Investment Co., Ltd.("Xiamen Leading")	100%	May 14, 2019	Xiamen, PRC	Investment holding
Beijing Leading Automobile Sales Co., Ltd.("Beijing Leading")	100%	August 6, 2019	Beijing, PRC	Sales and after sales management

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

	Economic interest held	Date of incorporation or date of acquisition	Place of incorporation	Principal activities
VIEs
Beijing CHJ Information Technology Co., Ltd. ("Beijing CHJ")	100%	April 10, 2015	Beijing, PRC	Technology development
Beijing Xindian Transport Information Technology Co., Ltd. ("Xindian Information")	100%	March 27, 2017	Beijing, PRC	Technology development
VIE's subsidiaries
Jiangsu CHJ Automobile Co., Ltd. ("Jiangsu CHJ")	100%	June 23, 2016	Changzhou, PRC	Purchase of manufacturing equipment
Beijing Xindian Intelligence Technology Co., Ltd. ("Beijing XDIT")	100%	January 05, 2017	Beijing, PRC	Technology development
Jiangsu Xindian Interactive Sales and Services Co., Ltd. ("Jiangsu XD")	100%	May 08, 2017	Changzhou, PRC	Sales and after sales management
Beijing Chelixing Information Technology Co., Ltd. ("Beijing Chelixing")	100%	June 25, 2018	Beijing, PRC	Technology development
Chongqing Lixiang Automobile Co., Ltd ("Chongqing Lixiang Automobile").	100%	October 11, 2019	Chongqing, PRC	Manufacturing of automobile
(c)
Variable interest entity

        The Company's subsidiary Wheels Technology has entered into contractual arrangements with Beijing CHJ, Xindian Information (collectively the "VIEs") and their respective shareholders, through which, the Company exercises control over the operations of the VIEs and receives substantially all of their economic benefits and residual returns.

        The following is a summary of the contractual arrangements by and among Wheels Technology, the VIEs, and their respective shareholders.

Powers of Attorney and Business Operation Agreement.

        Each shareholder of Beijing CHJ signed a power of attorney to irrevocably authorize Wheels Technology to act as his or her attorney in-fact to exercise all of his or her rights as a shareholder of Beijing CHJ, including the right to convene shareholder meetings, the right to vote and sign any resolution as a shareholder, the right to appoint directors, supervisors, and officers, and the right to

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1. Organization and Nature of Operations (Continued)

sell, transfer, pledge, and dispose of all or a portion of the equity interest held by such shareholder. These powers of attorney will remain in force for 10 years. Upon request by Wheels Technology, each shareholder of Beijing CHJ shall extend the term of its authorization prior to its expiration.

        Pursuant to the Business Operation Agreement by and among Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information, Xindian Information will not take any action that may have a material adverse effect on its assets, businesses, human resources, rights, obligations, or business operations without prior written consent of Wheels Technology. Xindian Information and its shareholders further agreed to accept and strictly follow Wheels Technology's instructions relating to Xindian Information's daily operations, financial management, and election of directors appointed by Wheels Technology. The shareholders of Xindian Information agree to transfer any dividends or any other income or interests they receive as the shareholders of Xindian Information immediately and unconditionally to Wheels Technology. Unless Wheels Technology terminates this agreement in advance, this agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology prior to its expiration. Xindian Information and its shareholders have no right to terminate this agreement unilaterally. Pursuant to the Business Operation Agreement, each shareholder of Xindian Information has executed a power of attorney to irrevocably authorize Wheels Technology to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Xindian Information. The terms of these powers of attorney are substantially similar to the powers of attorney executed by the shareholders of Beijing CHJ described above.

Spousal Consent Letters.

        Spouses of nine shareholders of Beijing CHJ, who collectively hold 79.3% of equity interests in Beijing CHJ, have each signed a spousal consent letter. Each signing spouse of the relevant shareholder acknowledges that the equity interests in Beijing CHJ held by the relevant shareholder of Beijing CHJ are the personal assets of that shareholder and not jointly owned by the married couple. Each signing spouse also has unconditionally and irrevocably disclaimed his or her rights to the relevant equity interests and any associated economic rights or interests to which he or she may be entitled pursuant to applicable laws, and has undertaken not to make any assertion of rights to such equity interests and the underlying assets. Each signing spouse has agreed and undertaken that he or she will not carry out in any circumstances any conducts that are contradictory to the contractual arrangements and the spousal consent letter.

        Spouses of nine shareholders of Xindian Information, who collectively hold 98.1% equity interests in Xindian Information, have each signed a spousal consent letter, which includes terms substantially similar to the spousal consent letter relating to Beijing CHJ described above.

Exclusive Consultation and Service Agreements.

        Pursuant to the Exclusive Consultation and Service Agreement by and between Wheels Technology, and Beijing CHJ, Wheels Technology has the exclusive right to provide Beijing CHJ with software technology development, technology consulting, and technical services required by Beijing CHJ's business. Without Wheels Technology' prior written consent, Beijing CHJ cannot accept any same or similar services subject to this agreement from any third party. Beijing CHJ agrees to pay Wheels Technology an annual service fee at an amount that is equal to 100% of its quarterly net

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1. Organization and Nature of Operations (Continued)

income or an amount that is adjusted in accordance with Wheels Technology' sole discretion for the relevant quarter and also the mutually agreed amount for certain other technical services, both of which should be paid within 10 days after Wheels Technology sends invoice within 30 days after the end of the relevant calendar quarter. Wheels Technology has exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee Beijing CHJ's performance of its obligations thereunder, the shareholders have agreed to pledge their equity interests in Beijing CHJ to Wheels Technology pursuant to the Equity Pledge Agreement. The Exclusive Consultation and Service Agreement will remain effective for 10 years, unless otherwise terminated by Wheels Technology. Upon request by Wheels Technology, the term of this agreement can be renewed prior to its expiration.

        The Exclusive Consultation and Service Agreement by and between Wheels Technology and Xindian Information includes terms substantially similar to the Exclusive Consultation and Service Agreement relating to Beijing CHJ described above.

Equity Option Agreements.

        Pursuant to the Equity Option Agreement by and among Wheels Technology, Beijing CHJ, and each of the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have irrevocably granted Wheels Technology an exclusive option to purchase all or part of their equity interests in Beijing CHJ, and Beijing CHJ has irrevocably granted Wheels Technology an exclusive option to purchase all or part of its assets. Wheels Technology or its designated person may exercise such options to purchase equity interests at the lower of the amount of their respective paid-in capital in Beijing CHJ and the lowest price permitted under applicable PRC laws. Wheels Technology or its designated person may exercise the options to purchase assets at the lowest price permitted under applicable PRC laws. The shareholders of Beijing CHJ have undertaken that, without Wheels Technology's prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in Beijing CHJ, (ii) create any pledge or encumbrance on their equity interests in Beijing CHJ, (iii) change Beijing CHJ's registered capital, (iv) merge Beijing CHJ with any other entity, (v) dispose of Beijing CHJ's material assets (except in the ordinary course of business), or (vi) amend Beijing CHJ's articles of association. The Exclusive Option Agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology.

        The Equity Option Agreement by and between Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information includes terms substantially similar to the Equity Option Agreement relating to Beijing CHJ described above.

Equity Pledge Agreements.

        Pursuant to the Equity Pledge Agreement by and between Wheels Technology and the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have agreed to pledge 100% of equity interests in Beijing CHJ to Wheels Technology to guarantee the performance by the shareholders of their obligations under the Exclusive Option Agreement and the Powers of Attorney, as well as the performance by Beijing CHJ of its obligations under the Exclusive Option Agreement, the Powers of Attorney, and payment of services fees to Wheels Technology under the Exclusive Consultation and

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1. Organization and Nature of Operations (Continued)

Service Agreement. In the event of a breach by Beijing CHJ or any shareholder of contractual obligations under the Equity Pledge Agreement, Wheels Technology, as pledgee, will have the right to dispose of the pledged equity interests in Beijing CHJ and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing CHJ also have undertaken that, without prior written consent of Wheels Technology, they will not dispose of, create, or allow any encumbrance on the pledged equity interests.

        Wheels Technology and the shareholders of Xindian Information entered into an Equity Pledge Agreement, which includes terms substantially similar to the Equity Pledge Agreement relating to Beijing CHJ described above.

        Registration of the equity pledge relating to Xindian Information and Beijing CHJ with the competent office of the State Administration for Market Regulation in accordance with the PRC Property Law has been completed.

(d)
Risks in relations to the VIE structure

        According to the Guidance Catalogue of Industries for Foreign Investment promulgated in 2017, or the Catalogue, foreign ownership of certain areas of businesses are subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for e-commerce) or in an automaker that manufactures whole vehicles. The Catalogue was amended in 2018 to lift restrictions on foreign investment in new energy vehicle manufacturers.

        Part of the Group's business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group's ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

        It is possible that the Group's operations of certain of its businesses through the VIEs could be found by the PRC authorities to be in violation of the PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group's management considers the possibility of such a finding by PRC regulatory authorities under current PRC law and regulations to be remote, on March 15, 2019, the National People's Congress adopted the Foreign Investment Law of the PRC, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the

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1. Organization and Nature of Operations (Continued)

legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of "foreign investment" so that foreign investment, by its definition, includes "investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council" without further elaboration on the meaning of "other means". It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group's corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group's current corporate structure, corporate governance and business operations could be materially and adversely affected.

        If the Group's corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

  •
  revoke the business licenses and/or operating licenses of such entities;

  •
  discontinue or place restrictions or onerous conditions on the Group's operation through any transactions between the PRC subsidiaries and the VIEs;

  •
  impose fines, confiscate the income from the PRC subsidiaries or the VIEs, or imposing other requirements with which the VIEs may not be able to comply;

  •
  require the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect the Group's ability to consolidate, derive economic interests from, or exert effective control over the VIEs;

  •
  restrict or prohibit the Group's use of the proceeds of this offering to finance the Group's business and operations in China; or

  •
  take other regulatory or enforcement actions that could be harmful to the Group's business.

        The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of any of the VIEs (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the relevant VIEs and its subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with its VIEs is remote. The Group's operations depend on the VIEs and their nominee shareholders to honor their contractual arrangements with the Group. These contractual

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1. Organization and Nature of Operations (Continued)

arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

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1. Organization and Nature of Operations (Continued)

        The following consolidated financial information of the Group's VIEs and VIEs' subsidiaries as of December 31, 2018 and 2019 and for the years ended December 31, 2018 and 2019 were included in the accompanying Group's consolidated financial statements as follows:

	As of December 31, 2018	As of December 31, 2019
	RMB	RMB
Current assets:
Cash and cash equivalents	12,479	240,933
Restricted cash	25,000	14,455
Short-term investments	859,913	1,278,153
Trade receivable	—	8,303
Intra-group receivables	42,417	1,927,560
Inventories	155	389,031
Prepayments and other current assets	1,257,772	556,112
Assets held for sale, current	21,040	17,599
Non-current assets:
Long-term investments	670,633	600,615
Property, plant and equipment, net	1,451,776	1,755,686
Operating lease right-of-use assets, net	363,957	508,871
Intangible assets, net	671,384	673,517
Other non-current assets	265,090	130,749
Assets held for sale, non-current	33,090	30,253

Total assets	5,674,706	8,131,837

Current liabilities:
Short-term borrowings	20,000	238,957
Trade and notes payable	337,107	616,340
Intra-group payable	9,824	3,732,883
Amounts due to related parties	5,747	5,469
Operating lease liabilities, current	41,093	176,669
Finance lease liabilities, current	66,111	360,781
Deferred revenue, current	—	56,695
Accruals and other current liabilities	1,240,061	660,010
Convertible debts, current	—	692,520
Liabilities held for sale, current	6,378	2,862
Non-current liabilities:
Deferred revenue, non-current	—	5,943
Operating lease liabilities, non-current	222,738	241,109
Finance lease liabilities, non-current	360,385	—
Convertible debts	644,602	—
Other non-current liabilities	—	5,519

Total liabilities	2,954,046	6,795,757

        These balances have been reflected in the Group's consolidated financial statements with intercompany transactions eliminated.

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1. Organization and Nature of Operations (Continued)

	Year ended December 31, 2018	Year ended December 31, 2019
	RMB	RMB
Net loss from continuing operations	(1,076,613)	(1,234,283)
Net loss from discontinued operations	(367,022)	(20,662)

	Year ended December 31, 2018	Year ended December 31, 2019
	RMB	RMB
Net cash used in operating activities	(1,223,050)	(1,607,435)
Net cash used in investing activities	(214,027)	(1,976,964)
Net cash provided by financing activities	1,019,824	3,782,378
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(1,320)	19,746

Net (decrease)/increase in cash, cash equivalents and restricted cash	(418,573)	217,725
Cash, cash equivalents and restricted cash at beginning of the year	456,383	37,810

Cash, cash equivalents and restricted cash at end of the year	37,810	255,535

Less: Cash, cash equivalents and restricted cash of discontinued operations at end of the year	331	147

Cash, cash equivalents and restricted cash of continuing operations at end of the year	37,479	255,388

        The Company's involvement with the VIEs is through the contractual arrangements disclosed in Note 1(c). All recognized assets held by the VIEs are disclosed in the table above.

        In accordance with the contractual arrangements between Wheels Technology, the VIEs and the VIEs' shareholders, Wheels Technology has the power to direct activities of the Group's consolidated VIEs and VIEs' subsidiaries, and can have assets transferred out of the Group's consolidated VIEs and VIEs' subsidiaries. Therefore, it is considered that there is no asset in the Group's consolidated VIEs and VIEs' subsidiaries that can be used only to settle their obligations except for registered capitals and PRC statutory reserves of the Group's consolidated VIEs amounting to RMB6,266,508 and RMB6,429,134 as of December 31, 2018 and 2019, respectively. As the Group's consolidated VIEs and VIEs' subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of Wheels Technology for all the liabilities of the Group's consolidated VIEs and VIEs' subsidiaries. The total shareholders' deficit of the Group's consolidated VIEs and VIEs' subsidiaries was RMB2,036,081 and RMB3,296,997 as of December 31, 2018 and 2019, respectively.

        Currently there is no contractual arrangement that could require the Company, Wheels Technology or other subsidiaries of the Company to provide additional financial support to the Group's

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1. Organization and Nature of Operations (Continued)

consolidated VIEs and VIEs' subsidiaries. As the Company is conducting certain businesses in the PRC through the consolidated VIEs and VIEs' subsidiaries, the Company may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

(e)
Liquidity

        The Group has been incurring losses from operations since inception. The Group incurred net loss from continuing operations of RMB1,165,296 and RMB2,417,874 for the years ended December 31, 2018 and 2019, respectively. Accumulated deficit was amounted to RMB2,408,633 and RMB5,690,240 as of December 31, 2018 and 2019, respectively. Net cash used in operating activities was approximately RMB1,346,805 and RMB1,793,710 for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the Group's working capital was RMB544,967 and RMB2,034,809, respectively.

        The Group's liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds to fund its general operations and capital expansion needs. The Group's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of December 31, 2018 and 2019, the Group had RMB70,192 and RMB1,296,215 of cash and cash equivalents, and nil and RMB458,545 of time deposits and RMB859,913 and RMB1,814,108 of short-term investments, respectively. In October 2019, the Group obtained a letter of credit for one year until October 2020 under which the Group could borrow up to RMB200,000 from commercial bank A. As of December 31, 2019, RMB170,000 of the RMB200,000 credit was unused.

        Based on cash flows projection and existing balance of cash and cash equivalents, time deposits and short-term investments, management is of the opinion that the Group has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the consolidated financial statements. Based on the above considerations, the Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

2. Summary of Significant Accounting Policies

(a)
Basis of presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

        Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

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2. Summary of Significant Accounting Policies (Continued)

(b)
Principles of consolidation

        The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs' subsidiaries for which the Company is the ultimate primary beneficiary.

        A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the "Board"); to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

        A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

        All significant transactions and balances between the Company, its subsidiaries, VIEs and VIEs' subsidiaries have been eliminated upon consolidation.

(c)
Use of estimates

        The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes.

        Significant accounting estimates reflected in the Group's consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the valuation of share-based compensation arrangements, fair value of investments, fair value of warrant liabilities and derivative liabilities, useful lives of property, plant and equipment, useful lives of intangible assets, assessment for impairment of long-lived assets, the collectability of trade receivable, lower of cost and net realizable value of inventories, product warranties and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(d)
Functional currency and foreign currency translation

        The Group's reporting currency is the Renminbi ("RMB"). The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is United States dollars ("USD"). The functional currencies of the other subsidiaries, the VIEs and VIEs' subsidiaries are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

        Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions.

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2. Summary of Significant Accounting Policies (Continued)

Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

        The financial statements of the Group's entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income in the consolidated statements of shareholders' deficit. Total foreign currency translation adjustment income were RMB12,954 and RMB2,851 for the years ended December 31, 2018 and 2019, respectively.

(e)
Convenience translation

        Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2019 are solely for the convenience of the reader and were calculated at the rate of USD1.00 = RMB7.0808, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2020. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2020, or at any other rate.

(f)
Cash, cash equivalents and restricted cash

        Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of December 31, 2018 and 2019, the Group had cash held in accounts managed by online payment platforms such as China Union Pay in connection with the collection of vehicle sales for a total amount of nil and RMB 5,243, respectively, which have been classified as cash and cash equivalents on the consolidated financial statements.

        Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is not included in the total cash and cash equivalents in the consolidated statements of cash flows. The Group's restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of letter of credit; (b) the deposits held in designated bank accounts for security of the repayment of the notes payable (Note 13).

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2. Summary of Significant Accounting Policies (Continued)

        Cash, cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on our consolidated balance sheet as follows:

	December 31, 2018	December 31, 2019
Cash and cash equivalents	70,192	1,296,215
Restricted cash	25,000	140,027

Total cash, cash equivalents and restricted cash of continuing operations	95,192	1,436,242

(g)
Time deposits and short-term investments

        Time deposits are those balances placed with the banks with original maturities longer than three months but less than one year.

        Short-term investments are investments in financial instruments with variable interest rates. These financial instruments have maturity dates within one year and are classified as short-term investments. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices of similar financial products provided by financial institutions at the end of each period. Changes in the fair value are reflected in the consolidated statements of comprehensive loss as "Investment income, net".

(h)
Trade Receivable and Allowance for Doubtful Accounts

        Trade receivable primarily include amounts of vehicle sales related to government subsidy to be collected from government on behalf of customers. The Group provides an allowance against trade receivable to the amount we reasonably believe will be collected. The Group writes off trade receivable when they are deemed uncollectible. No allowance for doubtful accounts were recognized for the years ended December 31, 2018 and 2019.

(i)
Inventories

        Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

        No inventory write-downs were recognized for the years ended December 31, 2018 and 2019.

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2. Summary of Significant Accounting Policies (Continued)

(j)
Assets held for sale

        The Group classifies long-lived assets as held for sale in the period that (i) it has approved and committed to a plan to sell the asset or asset group ("asset"), (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year (subject to certain events or circumstances), (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Group initially and subsequently measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in impairment of long-lived assets in the period in which the held for sale criteria are met. Conversely, gains are generally not recognized on the sale of a long-lived asset until the date of sale. Upon designation as an asset held for sale, the Group stops recording depreciation expense on the asset. The Group assesses the fair value of assets held for sale less any costs to sell at each reporting period until the asset is no longer classified as held for sale.

(k)
Property, plant and equipment, net

        Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use.

        The estimated useful lives are as follows:

Useful lives
Buildings	20 years
Buildings improvements	5 to 10 years
Production facilities	5 to 10 years
Equipment	3 to 5 years
Motor vehicles	4 years
Mold and tooling	Unit-of-production
Leasehold improvements	Shorter of the estimated useful life or lease term

        The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the consolidated statements of comprehensive loss.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(l)
Intangible assets, net

        Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Useful lives
Automotive Manufacturing Permission	Indefinite
Software and Patents	5 years
(m)
Impairment of long-lived assets and intangible assets with indefinite lives

        Long-lived assets include property, plant and equipment and intangible assets with definite lives. Long-lived assets are assessed for impairment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate the carrying value of an asset may not be recoverable in accordance with ASC360. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. The impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Nil and RMB18,066 impairment of long-lived assets were recognized for the years ended December 31, 2018 and 2019, respectively.

        Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Company first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Company determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. No impairment of indefinite-lived intangible assets was recognized for the years ended December 31, 2018 and 2019.

(n)
Long-term investments

        Long-term investments are comprised of investments in publicly traded companies and privately-held companies.

        The Group adopted ASU 2016-01 on January 1, 2018. The Group measures equity investments other than equity method investments at fair value through earnings. For those equity investments without readily determinable fair values, the Group elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a "reasonable efforts" to identify price changes that are known or that can reasonably be known.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

        Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value.

        Investments in entities over which the Group can exercise significant influence and hold an investment in common shares or in-substance common shares (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investment—Equity Method and Joint Ventures ("ASC 323"). Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on our consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize our proportionate share of each equity investee's net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

        The Group assesses its investments in privately-held companies for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If this assessment indicates that an impairment exists, the Group estimates the fair value of the investment and writes down the investment to its fair value, taking the corresponding charge to the consolidated statements of comprehensive loss.

(o)
Employee benefits

        Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs and VIEs' subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB110,800 and RMB168,019 for the years ended December 31, 2018 and 2019, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(p)
Product warranties

        The Group provides product warranties on all new vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the vehicles sold, which includes the best estimate of projected costs to repair or replace items under warranties. These estimates are primarily based on the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group's relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accrued and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive loss. The Group reevaluates the adequacy of the warranty accrual on a regular basis.

        The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group's suppliers and the amount of the recovery is virtually certain.

        The accrued warranty activity consists of the following (in thousands):

	December 31, 2018	December 31, 2019
Accrued warranty at beginning of the year	—	—
Warranty cost incurred	—	(163)
Provision for warranty	—	7,159

Accrued warranty at end of the year	—	6,996

(q)
Revenue recognition

        The Group launched the first volume manufactured extended-range electric vehicle, Li ONE, to the public in October 2018 and started making deliveries to customers in the fourth quarter of 2019. Revenues of the Group is primarily derived from sales of vehicle and embedded products and services, as well as the sales of Li Plus Membership.

        The Group adopted ASC 606, Revenue from Contracts with Customers, on January 1, 2018 by applying the full retrospective method.

        Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group's performance:

  •
  provides all of the benefits received and consumed simultaneously by the customer;

  •
  creates and enhances an asset that the customer controls as the Group performs; or

  •
  does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

        If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

        Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

        When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity's performance and the customer's payment.

        A contract asset is the Group's right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

        If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

  Vehicle sales

        The Group generates revenue from sales of vehicles, currently the Li ONE, together with a number of embedded products and services. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of Li ONE, charging stalls, vehicle internet connection services, firmware over-the-air upgrades (or "FOTA upgrades") and initial owner extended lifetime warranty subject to certain conditions, which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of Li ONE to a customer.

        Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of new energy vehicles, which is applied on their behalf and collected by the Group from the government according to the applicable government policy. The Group has concluded that government subsidies should be considered as a part of the transaction price it charges the customers for the new energy vehicles, as the subsidy is granted to the purchaser of the new energy vehicles and the purchaser remains liable for such amount in the event the subsidies were not received by the Group due to his fault such as refusal or delay of providing application information.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

        The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for sales of the Li ONE and charging stalls are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle internet connection service and FOTA upgrades, the Group recognizes the revenue using a straight-line method over the service period. As for the initial owner extended lifetime warranty, given the limited operating history and lack of historical data, the Group recognizes the revenue over time based on a straight-line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

        As the contract price for the vehicle and all embedded products and services must be paid in advance, which means the payments are received prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

  Sales of Li Plus Membership

        The Group also sells the Li Plus Membership to enrich the ownership experience of customers. Total Li Plus Membership fee is allocated to each performance obligation based on the relative estimated standalone selling price. And the revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant goods or service is delivered or when the membership expired, whichever is earlier.

  Practical expedients and exemptions

        The Group elects to expense the costs to obtain a contract as incurred given the majority of the contract considerations for vehicle sales are allocated to the sales of Li ONE and recognized as revenue upon transfer of control of the vehicles, which is within one year after entering the sales contracts.

(r)
Cost of sales

        Cost of sales consists of direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistic costs and reserves for estimated warranty costs. The cost of sales also includes adjustments to warranty costs and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand.

(s)
Research and development expenses

        Research and development ("R&D") expenses are primary comprised of design and development expenses, primarily including consultation fees, validation and testing fees; salaries, bonuses and benefits for those employees engaged in research, design and development activities; depreciation and amortization expenses of equipment and software of R&D activities and other expenses. R&D costs are expensed as incurred.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(t)
Sales and marketing expenses

        Sales and marketing expenses consist primarily of salaries and other compensation related expenses for sales and marketing personnel, marketing and promotional expenses, rental and related expenses for retail stores and delivery and servicing centers and other expenses.

(u)
General and administrative expenses

        General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions, including finance, legal and human resources, depreciation and amortization expenses primarily relating to leasehold improvements, factory buildings, facilities, and equipment prior to the start of production, rental and other general corporate related expenses.

(v)
Fair value

        Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

        Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

        Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

        Level 2—Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

        Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

        When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

(w)
Share-based compensation

        The Company grants share options to eligible employees, directors and consultants and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

        Employees' share-based compensation awards granted with service conditions and the occurrence of an initial public offering ("IPO") as performance condition, are measured at the grant date fair

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

value. Cumulative share-based compensation expenses for the options that have satisfied the service condition will be recorded upon the completion of the IPO, using the graded-vesting method.

        The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account these factors.

        The assumptions used in share-based compensation expense recognition represent management's best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

        The Group adopted ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09") on January 1, 2018, using a modified retrospective transition method by means of a cumulative-effect adjustment to equity as of the adoption date. As a result of this adoption, the Group elected to account for forfeitures when they occur. The adoption of ASU 2016-09 did not have any material effect to the Group's consolidated financial statements as of the adoption date.

(x)
Taxation

        Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

        The Group records liabilities related to uncertain tax positions when, despite the Group's belief that the Group's tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2018 and 2019.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(y)
Discontinued operations

        Discontinued operations are reported when a component of the Group comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group is classified as held for disposal or has been disposed of, if the disposal of the component (1) represents a strategic shift and (2) have a major impact on the Group's financial results. In the consolidated statements of comprehensive loss, results from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinuing operations are presented separately in the consolidated statements of cash flow and Note 21. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

(z)
Leases

        The Group accounts for leases in accordance with ASC 842, Leases ("ASC 842"), which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The Group adopted ASC 842 on January 1, 2018, along with all subsequent ASU clarifications and improvements that are applicable to the Group, to each lease that existed in the periods presented in the financial statements, using the modified retrospective transition method and used the commencement date of the leases as the date of initial application. Consequently, financial information and the disclosures required under ASC 842 are provided for dates and periods presented in the financial statements. The Company elected not to apply the recognition requirements of ASC 842 to short-term leases. The Company also elected not to separate non-lease components from lease components, therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract. The adoption of ASC 842 resulted in recognition of right of use ("ROU") assets of RMB158,770, current operating lease liabilities of RMB14,575 and non-current operating lease liabilities of RMB142,751 upon the adoption date.

        The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. ROU assets represent the Group's right to use an underlying asset for the lease term and lease liabilities represent the Group's obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group's incremental borrowing rate ("IBR"), because the interest rate implicit in most of the Group's leases is not readily determinable. The IBR is a hypothetical rate based on the Group's understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

payments are included in the Group's lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.

        The land use rights are operating leases with term of about 50 years. Other than the land use rights, the lease terms of operating and finance leases vary from more than a year to 20 years. Operating leases are included in operating lease right of use assets, current and non-current operating lease liabilities on the Group's consolidated balance sheets. Finance leases are included in property, plant and equipment, net, current and non-current finance lease liabilities on the Group's consolidated balance sheets. As of December 31, 2019, all of the Group's ROU assets were generated from leased assets in the PRC.

        In a sale and leaseback transaction, one party (the seller-lessee) sells an asset it owns to another party (the buyer-lessor) and simultaneously leases back all or a portion of the same asset for all, or part of, the asset's remaining economic life. The seller-lessee transfers legal ownership of the asset to the buyer-lessor in exchange for consideration, and then makes periodic rental payments to the buyer-lessor to retain the use of the asset. The Company applies requirements in Topic 606 on revenue from contracts with customers when determining whether the transfer of an asset shall be accounted for as a sale of the asset.

        An option for the seller-lessee to repurchase the asset would preclude accounting for the transfer of the asset as a sale of the asset unless both of the following criteria are met:

  a.
  The exercise price of the option is the fair value of the asset at the time the option is exercised.

  b.
  There are alternative assets, substantially the same as the transferred asset, readily available in the marketplace.

(aa)
Loss per share

        Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, the net loss is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares and convertible debts using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(ab)
Comprehensive income

        Comprehensive income is defined to include all changes in equity/(deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

income, as presented in the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(ac)
Segment reporting

        ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

        Based on the criteria established by ASC 280, the Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's long-lived assets are substantially located in the PRC, no geographical segments are presented.

3. Recent Accounting Pronouncements

        In June 2016, the FASB issued ASU No. 2016-13 (ASU 2016-13), Financial Instruments—Credit Losses, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. In October 2019, the FASB issued ASU No. 2019-10 (ASU 2019-10), Financial Instruments—Credit Losses, which amends the effective date for Credit Losses as follows. Public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All other entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group will adopt the ASU 2016-13 on January 1, 2023. The Group is in the process of evaluating the impact of adopting this guidance.

        In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements in ASC 820, "Fair Value Measurement" ("ASC 820"). The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The new standard is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3. Recent Accounting Pronouncements (Continued)

of this ASU and delay adoption of the additional disclosures until their effective date. The Group will adopt this ASU in the first interim period of fiscal year ending December 31, 2020. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

4. Concentration and Risks

(a)
Concentration of credit risk

        Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and time deposits. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2018 and 2019, most of the Group's cash and cash equivalents, restricted cash and time deposits and short-term investments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. The PRC does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation ("FDIC") in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group's cash and cash equivalents, restricted cash and time deposits and short-term investments are financially sound based on publicly available information.

(b)
Concentration of customers and suppliers

        Substantially all revenue will be derived from customers located in China. There are no customers from whom revenues represent greater than 10% of the total revenues of the Group in any of the periods presented.

        There are no suppliers which individually represent greater than 10% of the total purchase for the year ended December 31, 2018. No supplier accounts for more than 10% of the Group's trade payable as of December 31, 2018. Only two suppliers represent more than 10% of the Group's total purchases for the year ended December 31, 2019. Only one supplier accounts for more than 10% of the Group's trade payable as of December 31, 2019. The concentration percentages of such suppliers are as follows:

	Total purchases for the year ended December 31, 2019	Trade payable as of December 31, 2019
Raw material supplier A	22.8%	*
Raw material supplier B	10.4%	15.5%

*
The raw material supplier A accounts for less than 10% of trade payable as of December 31, 2019.
(c)
Currency convertibility risk

        The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, restricted cash and time deposits and short-term investments denominated in RMB that are subject to such government controls amounted to RMB891,257 and RMB1,646,275 as of December 31, 2018 and 2019, respectively. The value of RMB is subject to

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

4. Concentration and Risks (Continued)

changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(d)
Foreign currency exchange rate risk

        Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies, and the RMB appreciated more than 15% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 5.8% in 2017. The depreciation of the RMB against the US$ was approximately 5.0% in 2018. The depreciation of the RMB against the US$ was approximately 1.6% in 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

5. Acquisition of Chongqing Zhizao

        On December 28, 2018, the Company, through a wholly-owned subsidiary of Beijing CHJ, Chongqing Xinfan Machinery Co., Ltd. (the "Buyer" or "Xinfan"), entered into an acquisition agreement (the "Lifan Acquisition Agreement") with Lifan Industry (Group) Co., Ltd. ("Lifan Industry" or the "Seller") and its two wholly-owned subsidiaries Chongqing Zhizao (the "Target") and Chongqing Lifan Passenger Vehicle Co., Ltd. ("Lifan Passenger Vehicle" or the "Divestiture Recipient"), to acquire 100% equity interest of Chongqing Zhizao (the "Acquisition"). Chongqing Zhizao was formerly known as Chongqing Lifan Automobile Co., Ltd.

        Prior to the completion of the Acquisition, Chongqing Zhizao transferred most of its assets and liabilities and the related rights and obligations to Lifan Passenger Vehicle in November 2018 (the "Divestiture"). After the Divestiture, Chongqing Zhizao still retained its Automotive Manufacturing Permission, working capitals and certain lease contracts, and other financial assets or liabilities (hereinafter referred to as "Retained Assets and Liabilities").

        Key operating assets including plants, equipment, vehicle design and development technologies and raw materials had been transferred out from Chongqing Zhizao to Lifan Industry or Lifan Passenger Vehicle prior to the Acquisition. All employee contracts, operational systems and processes have also been transferred to Lifan Passenger Vehicle. No system, standard, protocol, convention, or rule that can create or has the ability to contribute to the creation of outputs were obtained by Xinfan. This Acquisition is determined to be an asset acquisition as no sufficient inputs and processes were acquired to produce outputs.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5. Acquisition of Chongqing Zhizao (Continued)

        The Acquisition was completed on December 29, 2018 (the "Acquisition Date") when the legal procedures were completed. Total consideration for the Acquisition was RMB650,000 in cash, of which RMB535,000 was paid in 2019. The remaining consideration of RMB115,000 will be paid in 2020.

        On December 19, 2019, Xinfan entered into a share transfer agreement (the "Lifan Disposal Agreement") to dispose 100% equity interest of Chongqing Zhizao, with cash consideration of RMB0.001. The Retained Assets and Liabilities of Chongqing Zhizao not related to the manufacturing of Li ONE were transferred out upon the completion of the disposal of Chongqing Zhizao. A disposal loss of RMB 4,503 was recognized on December 26, 2019, the disposal date of the transaction.

        The following table summarizes the balance of the assets acquired and liabilities assumed as of the date of acquisition and disposed as of the date of disposal, respectively:

	As of the date of acquisition	As of the date of disposal
Cash and cash equivalents and restricted cash	25,004	119
Short-term borrowing(1)	(20,000)	(18,115)
Working capital(2)	(382,350)	(177,231)
Finance lease liabilities, current(3)	(66,111)	(76,654)
Finance lease liabilities, non-current(3)	(19,547)	—
Indemnification Receivables(4)	465,830	276,384

Net assets acquired/disposed	2,826	4,503
Intangible assets:
Automotive Manufacturing Permission(5)	647,174	—

Total	650,000	4,503

(1)
Short-term borrowing represents the outstanding bank loan principal, with the amount of RMB20,000 due by February 7, 2019, of which RMB1,885 has been repaid as of December 26, 2019. (Note 13)

(2)
Working capital primarily included prepayments, trade payables, notes payable and accrued liabilities.

(3)
Chongqing Zhizao had existing lease agreements with two third-party lessors for certain manufacturing equipment, which had been accounted for as finance lease. The lease contracts are not transferrable before they are completed on January 20, 2020.

(4)
The balance represents the receivables from Lifan Passenger Vehicle intended to indemnify for all the Retained Assets and Liabilities that could not be legally transferred out before the Acquisition.

(5)
As there's no limit to the valid period of the Automotive Manufacturing Permission, the Automotive Manufacturing Permission was classified as an intangible asset with indefinite lives. As of December 31, 2018 and 2019, no impairment was recognized for the Automotive Manufacturing Permission.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

6. Inventories

        Inventories consist of the following:

	As of December 31,
	2018	2019
Raw materials, work in process and supplies	155	373,543
Finished products	—	144,543

Total	155	518,086

        Raw materials, work in process and supplies as of December 31, 2018 and 2019 primarily consist of materials for volume production which will be transferred into production cost when incurred as well as spare parts used for after sales services. In the fourth quarter of 2019, the Group started delivering vehicles and procured raw materials for volume production purpose.

        Finished products included vehicles ready for transit at production plants, vehicles in transit to fulfil customers' orders, new vehicles available for immediate sales at the Group's sales and servicing center locations.

7. Prepayments and Other Current Assets

        Prepayments and other current assets consist of the following:

	As of December 31,
	2018	2019
Deductible VAT input	317,243	495,150
Prepayments for raw material	6,191	192,032
Prepaid rental and deposits	2,857	67,969
Loan receivable from Lifan Holdings(1)	490,000	8,000
Receivables from Lifan Passenger Vehicle (Note 5)	465,830	—
Others	35,919	49,805

Total	1,318,040	812,956

(1)
Loan receivable from Lifan Holdings represents the uncollected loan principal under the loan agreements entered into between Beijing CHJ and Lifan Holdings in 2018 (the "2018 Lifan Loan") and 2019 (the "2019 Lifan Loan"). All the 2018 Lifan Loan has been collected during the first quarter of 2019. The 2019 Lifan Loan with the principal of RMB8,000 will be repaid when the Group pays the remaining consideration of the Acquisition, as stipulated in the 2019 Lifan Loan Agreement.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

8. Property, Plant and Equipment, Net

        Property, plant and equipment and related accumulated depreciation were as follows:

	As of December 31,
	2018	2019
Mold and tooling	—	950,140
Production facilities	28,362	904,239
Buildings	419,979	431,075
Buildings improvements	113,657	307,174
Leasehold improvements	24,344	139,118
Equipment	77,224	138,102
Construction in process	1,064,682	110,341
Motor vehicles	3,081	28,384

Total	1,731,329	3,008,573
Less: Accumulated depreciation	(83,681)	(195,385)
Less: Accumulated impairment loss	—	(18,066)

Total property, plant and equipment, net	1,647,648	2,795,122

        Construction in process is primarily comprised of production facilities, equipment and mold and tooling related to manufacturing of the vehicles and a portion of Changzhou Production Base construction. For the year ended December 31, 2019, the completed assets are transferred to their respective assets classes, and depreciation begins when an asset is ready for its intended use.

        The Group recorded depreciation expenses of RMB55,897 and RMB107,173 for the years ended December 31, 2018 and 2019, respectively.

        An impairment of RMB18,066 was recognized for property, plant and equipment for the year ended December 31, 2019. No impairment was recognized for the year ended December 31, 2018.

9. Intangible Assets, Net

        Intangible assets and related accumulated amortization were as follows:

	As of December 31,
	2018	2019
Automotive Manufacturing Permission (Note 5)	647,174	647,174

Indefinite-lived intangible assets, net	647,174	647,174

Software	28,827	39,698
Patents	694	694

Definite-lived intangible assets	29,521	40,392
Less: Accumulated amortization	(5,311)	(13,699)

Definite-lived intangible assets, net	24,210	26,693

Total intangible assets, net	671,384	673,867

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

9. Intangible Assets, Net (Continued)

        The Group recorded amortization expenses of RMB4,599 and RMB9,218 for the years ended December 31, 2018 and 2019, respectively.

        As of December 31, 2019, amortization expenses related to intangible assets for future periods are estimated to be as follows:

As of December 31, 2019
2020	8,020
2021	7,325
2022	6,515
2023	3,615
2024 and thereafter	1,218

Total	26,693

10. Leases

        Operating leases of the Group mainly include land use rights and leases of offices, retail stores and delivery and servicing centers, while finance lease mainly include leases of production plants.

        The components of lease expenses were as follows:

	For the Year Ended December 31,
	2018	2019
Lease cost
Finance lease cost:
Amortization of assets	15,501	15,501
Interest of lease liabilities	18,841	19,943
Operating lease cost	22,811	86,365
Short-term lease cost	2,682	6,801

Total	59,835	128,610

        Operating lease cost is recognized as rental expenses in consolidated statements of comprehensive loss.

        Short-term lease cost is recognized as rental expense in consolidated statements of comprehensive loss on a straight-line basis over the lease term.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10. Leases (Continued)

        Supplemental cash flows information related to leases was as follows:

	For the Year Ended December 31
	2018	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payment from operating leases	121,681	77,643

Right-of-use assets obtained in exchange for lease liabilities:
Right-of-use assets obtained in exchange for new operating lease liabilities	114,322	207,902

        Supplemental balance sheet information related to leases was as follows (in thousands, except lease terms and discount rate):

	As of December 31,
	2018	2019
Operating Leases
Land use rights, net (i, ii)	179,117	183,383
Operating lease right-of-use assets, net (excluding land use rights)	186,417	326,844

Total operating lease assets	365,534	510,227

Operating lease liabilities, current	41,904	177,526
Operating lease liabilities, non-current	223,316	241,109

Total operating lease liabilities	265,220	418,635

	As of December 31,
	2018	2019
Finance Leases
Property, plant and equipment, at cost (i)	310,018	310,018
Accumulated depreciation	(25,835)	(41,336)

Property, plant and equipment, net	284,183	268,682

Finance lease liabilities, current	66,111	360,781
Finance lease liabilities, non-current	360,385	—

Total finance leases liabilities	426,496	360,781

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10. Leases (Continued)

	As of December 31,
	2018	2019
Weighted-average remaining lease term
Land use rights	49 years	48 years
Operating leases	7 years	5 years
Finance leases	18 years	17 years
Weighted-average discount rate
Land use rights	5.7%	5.7%
Operating leases	5.8%	5.7%
Finance leases	5.7%	5.7%

        Maturities of lease liabilities were as follows:

	As of December 31,
	2018		2019
	Operating leases	Finance leases	Operating leases	Finance leases
2019	41,905	—	—	—
2020	127,958	469,523	182,584	381,891
2021	34,924	—	83,256	—
2022	31,565	—	76,420	—
2023	25,632	—	61,976	—
Thereafter	55,234	—	75,359	—

Total undiscounted lease payments	317,218	469,523	479,595	381,891
Less: imputed interest	(51,998)	(43,027)	(60,960)	(21,110)

Total lease liabilities	265,220	426,496	418,635	360,781

        As of December 31, 2019, the Group had an additional operating lease primarily for corporate office and R&D center that has not yet commenced of RMB1,320,543. This operating lease will commence in the first half of 2020 with lease terms of 15 years (Note 28).

        The Group, through its VIEs and VIE's subsidiaries, entered into a cooperation agreement and supplementary agreements (collectively "Changzhou Cooperation Agreements") in February 2016 and September 2016 for the establishment of the Group's Changzhou Production Base with the Changzhou Wujin District People's Government and an enterprise affiliated with it ("the Developer"). The Company intends to establish the Production Base, which are used to design, develop, manufacture premium electric vehicle in China.

        According to the Changzhou Cooperation Agreement, the Developer will be responsible to construct the Changzhou Production Base which consists of manufacturing plants, the underlying land use right, and manufacturing equipment and facilities, etc. in accordance with the Group's requirements.

        The Developer obtained the land use right from Changzhou government for both of Phase I and Phase II Land, and the lease term is from September 11, 2018 to March 14, 2067.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10. Leases (Continued)

  i).  Changzhou Production Base—Phase I

        The Group entered into a lease contract with the Developer to lease the Phase I Land and Plants from May 1, 2017 to December 31, 2020, and further obtained an option to purchase the Phase I Plant and underlying land use right at the construction cost before the end of lease term.

        Given the indefinite life of the land, the lease of the Phase I Land or a purchased land use right can only be classified as an operating lease. As the Company has an option to purchase the Phase I Plants at the cost and the assets are designed for the use of the Company, so the option is reasonably certain to be exercised, and accordingly, the lease of the Phase I Plants was classified as a financing lease. Hence, on the lease commerce date, the right of use assets for the Phase I Land and Plants were recorded with the amount of RMB70,508 and RMB310,018 respectively, being the present value of the lease payment and the exercise price of the purchase option. The initial direct cost, and lease payment made on or before the lease commerce date, and the incentive received prior to the lease commerce date were immaterial.

  ii).  Changzhou Production Base—Phase II

        In September 2018, the Group and the Developer further entered into lease agreements for the Group to purchase the land use right of Phase II Land from the Developer to use and construct on Phase II Land. The lease term is from September 11, 2018 to March 14, 2067. The purchased land use right of the Phase II Land was also classified as an operating lease, for which total rental in the amount of RMB24,420 has been fully paid upfront in 2018. The right of use assets for the Phase II Land was RMB23,080 exclusive VAT.

        The Group then constructed another manufacturing plant (the "Phase II Plants") located on the Phase II Land with the total amount of the construction of RMB102,251. Construction of the Production Phase II was completed on January 1, 2019.

        In August 2019, the Group entered into an asset transfer agreement to sell the Production Base-Phase II (including the Phase II Land use right and the Phase II Plants) to the Developer with the total consideration of RMB103,060, including VAT. Immediately after the transfer, the Group enter into a lease agreement with the developer to lease back the Production Base-Phase II for the period starting from September 1, 2019 (the actual lease commencement date is the date of change of ownership) to December 31, 2020, and further obtain an option to repurchase the Phase II Land use right and Plants with the amount of RMB103,060 prior to December 31, 2020.

        As the repurchase option is not at the fair value of the assets when the option is exercised, and the assets repurchased are designed for the use of the Company, so no alternative assets that are substantially the same as the transferred assets are readily available in the market, as a result, the transaction did not qualify for the sale accounting, and was accounted for as a financing transaction. As of December 31, 2019, the Group has fully received the sales consideration from the third-party Developer, and recorded as the short-term borrowing in the consolidated balance sheets.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11. Other Non-current Assets

        Other non-current assets consist of the following:

	As of December 31,
	2018	2019
Prepayments for purchase of land use rights	175,582	175,582
Long-term deposits	122,881	121,007
Prepayments for purchase of property, plant and equipment	283,112	11,754
Others	10,228	3,590

Total	591,803	311,933

12. Long-term investments

        The Group's long-term investments on the consolidated balance sheets consisted of the following:

	Equity Method	Equity Security With Readily Determinable Fair Values	Equity Securities Without Readily Determinable Fair Values	Total
Balance at January 1, 2018	4,364	—	18,150	22,514
Additions	98,000	—	115,303	213,303
Shares of losses of equity method investees	(35,826)	—	—	(35,826)
Changes from investments without readily determinable fair value to readily determinable fair value	—	100,303	(100,303)	—
Fair value change through earnings	—	(28,780)	—	(28,780)
Foreign currency translation	—	5,930	—	5,930

Balance at December 31, 2018	66,538	77,453	33,150	177,141

Additions	98,000	—	—	98,000
Shares of losses of equity method investees	(162,725)	—	—	(162,725)
Fair value change through earnings	—	12,550	—	12,550
Changes of interest in the equity method investee	5,494	—	—	5,494
Impairment	—	—	(5,000)	(5,000)
Foreign currency translation	—	721	—	721

Balance at December 31, 2019	7,307	90,724	28,150	126,181

Equity Method

        On September 11, 2018, the Group acquired 49% entity interest in Investee A, which is a joint venture established to design, develop and produce BEV optimized for ride sharing service, with cash consideration of RMB98,000. On January 30, 2019, the Group invested another RMB98,000 into Investee A proportionately with the other investor of Investee A, therefore kept the Group's 49%

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12. Long-term investments (Continued)

shareholding percentage unchanged. The Group has significant influence in Investee A and therefore the investment is accounted for using the equity method.

        The proportionate share of the net losses of equity method investees are recorded in "Share of losses of equity method investees" in the consolidated statements of comprehensive loss.

        The Group performs impairment of its investment under equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. No impairment of equity method investments was recognized for the years ended December 31, 2018 and 2019.

Equity Security with Readily Determinable Fair Values

        Equity security with readily determinable fair values are marketable equity security which is publicly traded stocks measured at fair value.

        The following table shows the carrying amount and fair value of equity securities with readily determinable fair values:

Cango Inc.	Cost Basis	Unrealized Gains/(Losses)	Foreign Currency Translation	Fair Value
As of December 31, 2018	100,303	(28,780)	5,930	77,453
As of December 31, 2019	100,303	(16,230)	6,651	90,724

        The Company purchased 2,633,644 shares of Series C preferred shares issued by Cango Inc. ("Cango"), with a total cash consideration of USD15,634 (RMB100,303) in 2018. This investment was initially recorded under the equity securities without readily determinable fair value given Cango was still a privately-held company at that time. In July 2018, Cango completed its listing on the New York Stock Exchange ("Cango IPO") and the Series C preferred shares held by the Company were converted to Class A ordinary shares of Cango.

        Upon the completion of Cango IPO, the Company reclassified this investment from equity securities without readily determinable fair value to equity securities with readily determinable fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

        The unrealized gains/(losses) are recognized in investment income, net in consolidated statements of comprehensive loss.

Equity Securities without Readily Determinable Fair Values

        Equity securities without determinable fair value represent investments in privately held companies with no readily determinable fair value. The Group's investments are not common stock or in substance common stock. Upon adoption of ASU 2016-01 on January 1, 2018, the Group elected measurement alternative and recorded these investments at cost, less impairment, adjusted for subsequent observable price changes.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12. Long-term investments (Continued)

        The Group did not record any upward or downward adjustments for these investments during the years ended December 31, 2018 and 2019, as no observable price changes in orderly transactions for the identical or similar investment of the same issuer were identified during this period.

        Impairment charges of nil and RMB5,000 were recorded in investment income, net in the consolidated statements of comprehensive loss for the years ended December 31, 2018 and 2019, respectively.

13. Short-term Borrowings

        Short-term borrowings consist of the following:

				As of December 31,
	Maturity Date	Principal Amount	Interest Rate Per Annum
				2018	2019
Secured note payable(1)	February 11, 2020	108,737	5.5163%	—	113,935
Secured borrowing(2)	December 31, 2020	94,550	5.7000%	—	95,022
Unsecured bank loan(3)	October 7, 2020	30,000	5.6550%	—	30,000
Unsecured bank loan(4)	February 7, 2019	20,000	5.6550%	20,000	—

Total				20,000	238,957

(1)
In February 2019, Leading Ideal HK pledged a deposit with the amount of USD18,000 (RMB114,700) and the same maturity date to secure the repayment of the note. The Company repaid the note with the amount of RMB114,700 in February 2020, and the deposit of USD18,000 (RMB 114,700) pledged was released accordingly.

(2)
As the transaction in relation to Changzhou Production Base II did not qualify the sales accounting, the consideration received excluding the related taxes was treated as a secured borrowing and recorded as a short-term borrowing (Note 10).

(3)
On October 12, 2019, Beijing CHJ entered into a loan agreement with commercial bank A, with the amount of RMB30,000, which is repayable within one year. The interest rate for the outstanding borrowing as of December 31, 2019 was 5.6550%.

(4)
The unsecured bank loan was obtained through the acquisition of Chongqing Zhizao. On February 8, 2018, Chongqing Zhizao entered into a RMB20,000 unsecured bank loan agreement with the maturity date of February 7, 2019. As of December 31, 2019, the Group disposed Chongqing Zhizao so as to the outstanding bank loan of RMB18,115 was transferred out. (Note 5).

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

14. Accruals and Other Current Liabilities

        Accruals and other current liabilities consist of the following:

	As of December 31,
	2018	2019
Payables for purchase of property, plant and equipment	346,602	403,761
Salaries and benefits payable	114,734	129,657
Payables for acquisition of Chongqing Zhizao (Note 5)	650,000	115,000
Payables for research and development expenses	54,461	94,222
Advance from customers(1)	—	30,740
Payables for issuance cost	—	20,929
Deposits from vendors	12,422	18,150
Accrued warranty	—	1,477
Payables to vendors arising from the acquisition of Chongqing Zhizao	73,794	—
Other payables	20,113	53,323

Total	1,272,126	867,259

(1)
As of December 31, 2019, RMB30,740 of the advance from customers represented the refundable deposits of unfulfilled orders.

15. Trade and notes payable

        Trade and notes payable consist of the following:

	As of
	December 31, 2018	December 31, 2019
Trade payable for raw materials	22,390	624,666
Notes payable	314,717	—

Total	337,107	624,666

16. Convertible Debts

  Convertible Loan

        In November 2017, Beijing CHJ entered into a convertible loan agreement with Changzhou Wunan New Energy Vehicle Investment Co., Ltd ("Wunan") to obtain a convertible loan with aggregated principal amount of RMB600,000 at a simple interest of 8% per annum. RMB450,000 of the principal was received in December 2017, and RMB150,000 was received in January 2018. The principal and accrued interest shall be due and payable by Beijing CHJ on the earlier of (i) 3 years following the issuance date; or (ii) upon the reformation of Beijing CHJ from a limited liability company to a corporate. Pursuant to the convertible loan agreement, Wunan may convert the outstanding principal of the convertible loan into equity interest of Beijing CHJ, which effectively indicates a fixed conversion price equal to the issue price of Series B-1 Preferred Shares, at any time before maturity date. Accrued interests shall be waived upon conversion.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16. Convertible Debts (Continued)

  Convertible Promissory Notes

        In January and March 2019, the Company issued convertible promissory notes with the aggregated principal amount of USD25,000 (RMB168,070) with simple interest of 8% per annum. The principal and accrued interest shall be due and payable by the Company 12 months following the date of issuance. Pursuant to the convertible promissory notes agreements, the entire convertible promissory notes shall be converted into 11,873,086 shares of Series B-3 Preferred Shares of the Company at the issuance price of Series B-3 Preferred Shares upon the closing of the Reorganization. Holders have the right to convert any portion or the entire principal into Series B-3 preferred equity interest of Beijing CHJ, if the Reorganization has not been completed before maturity, or if there occurs any change in control, disposition of all or substantially all of the assets or IPO of Beijing CHJ. Accrued interests shall be waived if the investors elect to exercise the conversion options.

        The convertible promissory notes documents provided that the existing indebtedness of the Company rank pari passu with the convertible promissory notes. If any future indebtedness of the Company shall rank senior to this convertible promissory notes, such future indebtedness shall subject to the convertible promissory notes holders' prior written consent.

        Before conversion, the holders of the convertible promissory notes are entitled to all rights granted to Series B-3 Preferred Shareholders, such as dividend rights, redemption rights, pre-emptive right, right of first refusal, rights of co-sale, right of anti-dilution, liquidation preference rights. The convertible promissory notes holders were also granted:

        a)    the right to obtain additional shares to be issued in the next round of new financing for free to keep their shareholding percentage (or as converted shareholding percentage for convertible promissory notes holders) unchanged (the "Series B-3 Anti-Dilution Warrant"); and

        b)    the right to acquire additional shares to be issued in the next two rounds of financing at a 15% discount of purchase price, up to the subscription amount equal to the investment amount in their Series B-3 Preferred Shares and convertible promissory notes (the "Series B-3 Additional Warrant").

        The Series B-3 Anti-Dilution Warrant and the Series B-3 Additional Warrant issued together with the convertible promissory notes are considered freestanding financial liabilities under ASC 480, and are classified as a liability at their issuance date fair value in accordance with ASC 480-10-55, and are subsequently measured at fair value, with changes in fair value recorded in consolidated statement of comprehensive loss. The initial fair value of the Series B-3 Anti-Dilution Warrant and the Series B-3 Additional Warrant granted to holders of convertible promissory notes were RMB14,161. For details see Note 23.

        In the event of a change in control or disposition of all or substantially all of the Company's assets, if so requested by the convertible promissory notes holders, the holders shall enjoy the same liquidation preference rights as Series B-3 Preferred Shareholders as if the conversion has already occurred, the convertible promissory notes shall be deemed as fully repaid after paying such liquidation preference amount.

        On July 2, 2019, in conjunction with the Reorganization of the Group, all convertible promissory notes were converted into Series B-3 Preferred Shares. The principal amount of USD25,000 and accrued interest of USD1,376 (RMB9,428) less the initial fair value of the Series B-3 Anti-Dilution

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16. Convertible Debts (Continued)

Warrant and the Series B-3 Additional Warrant granted to holders of convertible promissory notes, were recognized as the initial carrying value of related B-3 Preferred Shares.

17. Revenue disaggregation

        Revenues by source consist of the following:

	For the Year ended December 31,
	2018	2019
Vehicle sales	—	280,967
Other sales and services	—	3,400

Total	—	284,367

18. Deferred Revenue

        The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue.

	For the Year ended December 31,
	2018	2019
Deferred revenue—at beginning of the year	—	—
Additions	—	338,702
Recognition	—	(276,064)

Deferred revenue—at end of the year	—	62,638

Including: Deferred revenue, current	—	56,695
Deferred revenue, non-current	—	5,943

        Deferred revenue are contract liabilities allocated to the performance obligations that are unsatisfied, or partially satisfied.

        The Group expects that RMB56,695 of the transaction price allocated to unsatisfied performance obligation as at December 31, 2019 will be recognized as revenue during the period from January 1, 2020 to December 31, 2020. The remaining RMB5,943 will be recognized in 2021 and thereafter.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

19. Research and Development Expenses

        Research and development expenses consist of the following:

	For the Year ended December 31,
	2018	2019
Design and development expenses	423,721	603,332
Employee compensation	311,214	461,922
Depreciation and amortization expenses	19,461	39,648
Travel expenses	12,827	21,815
Rental and related expenses	11,761	14,269
Others	14,733	28,154

Total	793,717	1,169,140

20. Selling, General and Administrative Expenses

        Selling, general and administrative expenses consist of the following:

	For the Year ended December 31,
	2018	2019
Employee compensation	171,948	238,368
Marketing and promotional expenses	35,134	176,383
Rental and related expenses	13,732	78,897
Depreciation and amortization expenses	41,035	57,650
Travel expenses	13,803	20,171
Impairment of property, plant and equipment	—	18,066
Others	61,548	99,844

Total	337,200	689,379

21. Discontinued Operations

        Historically, the Group had a strategy of developing Low-Speed Small Electric Vehicles ("SEV") and producing and selling its related battery packs.

        In the first quarter of 2018, the Group determined to dispose the SEV business due to the shift on the Group's business and product strategy. As a result, the long-lived assets related to SEV production, including manufacturing facilities and IP, etc. have ceased to be used, and these assets were considered effectively abandoned. Accordingly, the related assets and liabilities of the SEV business were fully impaired with the impairment amount of RMB292,795 recognized in 2018.

        Subsequent to the termination of the SEV business, the Group still sold the SEV battery packs to external customers, and in September 2019, the Group further decided to dispose the SEV battery packs business and located a potential buyer. Accordingly, the Company concluded that as of September 30, 2019, the SEV battery packs business met all of the held for sale criteria.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

21. Discontinued Operations (Continued)

        The abandonment or the disposal of the SEV business and the related battery packs business represented strategic shifts of the Group and had a major impact on the Group's financial results, and met the criteria for the discontinued operations. Therefore, the historical financial results of the SEV related business were classified as discontinued operation and the related assets and liabilities associated with the discontinued operations of the prior year were reclassified as assets/liabilities held for sale to provide comparable financial information.

        The following tables set forth the assets, liabilities, results of operations and cash flows of the discontinued operations, which were included in the Group's consolidated financial statements.

	As of
	December 31, 2018	December 31, 2019
Cash and cash equivalents	331	147
Trade receivable	4	191
Amount due from related parties	1,825	832
Inventories	10,394	7,385
Prepayments and other current assets	8,486	9,044

Assets held for sale, current	21,040	17,599

Property, plant and equipment, net	32,063	29,539
Operating lease right-of-use assets, net	897	186
Other non-current assets	130	528

Assets held for sale, non-current	33,090	30,253

Total assets held for sale	54,130	47,852

Trade and notes payable	1,464	423
Operating lease liabilities, current	958	47
Accruals and other current liabilities	3,956	2,392

Total liabilities held for sale	6,378	2,862

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

21. Discontinued Operations (Continued)

	For the
	Year ended December 31, 2018	Year ended December 31, 2019
Revenues	8,376	9,654
Cost of sales	(12,264)	(18,981)

Gross loss	(3,888)	(9,327)
Operating expenses	(70,401)	(11,359)
Impairment of long-lived assets	(292,795)	—

Loss from operations of discontinued operations	(367,084)	(20,686)

Others, net	62	24

Loss from discontinued operations before income tax expense	(367,022)	(20,662)
Income tax expense	—	—

Net loss from discontinued operations, net of tax	(367,022)	(20,662)

	For the
	Year ended December 31, 2018	Year ended December 31, 2019
Net cash used in discontinued operating activities	(65,925)	(11,395)
Net cash used in discontinued investing activities	(83,963)	(10,565)

22. Ordinary Shares

        In April 2017, the Company was incorporated as a limited liability company in the Cayman Islands. In July 2019, the Company became the holding company of the Group pursuant to the Reorganization described in Note 1. In connection with the Reorganization and issuance of Series C convertible redeemable preferred shares ("Series C Preferred Shares"), 3,847,384,000 authorized shares of the Company were designated as Class A Ordinary Shares, and 240,000,000 authorized shares were designated as Class B ordinary shares. Each Class A Ordinary Share is entitled to one vote, and is not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Share is entitled to ten votes, subject to certain conditions, and is convertible into one Class A Ordinary Share at any time by the holder thereof. Upon the Reorganization, the Company issued ordinary shares and Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 convertible redeemable preferred shares (the "Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares") to shareholders of Beijing CHJ in exchange for respective equity interests that they held in Beijing CHJ immediately before the Reorganization. Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares would be converted into Class A Ordinary Shares based on the then-effective conversion price.

        In July 4, 2016, Beijing CHJ issued Series Pre-A shares ("Series Pre-A Ordinary Shares") with cash consideration of RMB100,000. Series Pre-A Ordinary Shares were classified as equity as they were not redeemable. In July 2017, upon Series A-2 financing, certain rights were granted to holders of Series Pre-A Ordinary Shares, including contingent redemption rights. Series Pre-A Ordinary Shares were

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

22. Ordinary Shares (Continued)

effectively redesignated to Series Pre-A Preferred Shares. Such redesignation was accounted for as a repurchase and cancellation of Series Pre-A Ordinary Shares and a separate issuance of Series Pre-A Preferred Shares. Accordingly, the excess of fair value of the Series Pre-A Preferred Shares over the fair value of the Series Pre-A Ordinary Shares repurchased from employee shareholders was recorded as an employee compensation. While for other non-employee Series Pre-A shareholders, such difference was recognized as a deemed dividend given to these shareholders. The excess of the fair value of all Series Pre-A Ordinary Shares over the carrying value of these shares was accounted for as a retirement of the Series Pre-A Ordinary Shares. The Company elected to charge the excess entirely to accumulated deficits.

23. Convertible Redeemable Preferred Shares and Warrants

        The following table summarizes the issuances of convertible redeemable preferred shares as of December 31, 2019:

					As of December 31, 2019
Series	Issuance Date	Shares Issued	Issue Price per Share	Proceeds from Issuance	Shares Outstanding	Carrying Amount
			RMB	RMB		RMB
Pre-A(1)	July 21, 2017	50,000,000	RMB2.00	100,000	50,000,000	434,886
A-1	July 4, 2016	129,409,092	RMB6.03	780,000	129,409,092	980,949
A-2	July 21, 2017	126,771,562	RMB7.89	1,000,000	126,771,562	1,074,959
A-3	September 5, 2017	65,498,640	RMB9.47	620,000	65,498,640	619,770
B-1	November 28, 2017	115,209,526	RMB13.11	1,510,000	115,209,526	1,347,607
B-2	June 6, 2018	55,804,773	RMB14.16	790,000	55,804,773	710,303
B-3(2)	January 7/July 2, 2019	119,950,686	RMB14.16	1,701,283	119,950,686	1,551,080
C(3)	July 2/December 2, 2019	248,281,987	US$2.23/ US$1.89	3,626,924	248,281,987	3,536,108

(1)
Upon the issuance of Series A-2 Preferred Shares, Series Pre-A Ordinary Shares were redesignated to Series Pre-A Preferred Shares (see Note 22).

(2)
Including 11,873,086 Series B-3 Preferred Shares converted from the convertible promissory notes issued by the Company in January 2019 (see Note 16). The Series B-3 Preferred Shareholders and convertible promissory notes holders were granted:

a)
the right to obtain additional shares to be issued in the next round of new financing for free to keep their shareholding percentage (or as converted shareholding percentage for convertible promissory notes holders) unchanged (the "Series B-3 Anti-Dilution Warrant"); and

b)
the right to acquire additional shares to be issued in next two rounds of financing at a 15% discount of purchase price, up to the subscription amount equal to the investment amount in their Series B-3 Preferred Shares and convertible promissory notes (the "Series B-3 Additional Warrant").

(3)
Including 78,334,557 shares of Series C Preferred Shares issued upon the exercise of the Series B-3 Additional Warrant by certain Series B-3 Shareholders and all convertible promissory notes holders at a cash exercise price of RMB1,022,045, or RMB13.02 per share. The leading investor of Series C Preferred Shareholders was granted the right to acquire additional shares to be issued in next round of financing at a 15% discount of purchase price, up to the subscription amount equal to the investment amount in Series C Preferred Shares (the "Series C Additional Warrant"). All non-refundable cash considerations for the issuance of Series C Preferred Shares, including 4,109,127 shares registered subsequently on January 3, 2020, were received in full as of December 31, 2019 and accordingly all shares are considered issued and outstanding from accounting perspective.

  On January 23, 2020, 18,916,548 shares of Series C preferred shares were issued upon the exercise of the Series B-3 Anti-Dilution Warrant.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23. Convertible Redeemable Preferred Shares and Warrants (Continued)

        The Series B-3 Anti-Dilution Warrant, the Series B-3 Additional Warrant and the Series C Additional Warrant (collectively referred as "Warrants") were determined to be freestanding liability instruments and recorded at fair value upon initial recognition. Proceeds received from issuance of Series B-3 Preferred Shares and convertible promissory notes, and Series C Preferred Shares were first allocated to the Warrants based on their initial fair values. The Warrants were marked to the market with the changes recorded in the consolidated statements of comprehensive loss in the applicable subsequent reporting period. The Warrants shall terminate upon the earlier of the consummation of an IPO or the occurrence of a Deemed Liquidation Event.

        The Series Pre-A, A-1, A-2, A-3, B-1, B-2, B-3 and C Preferred Shares are collectively referred to as the "Preferred Shares". All series of Preferred Shares have the same par value of USD0.0001 per share.

        The major rights, preferences and privileges of the Preferred Shares are as follows:

  Conversion

        Preferred Shares of the Company are convertible to Class A Ordinary Shares at any time at the option of the holders, and would automatically be converted into Class A Ordinary Shares 1) upon a Qualified IPO ("QIPO"); or 2) upon the written consent of the holders of a majority of the outstanding Preferred Shares of each class with respect to conversion of each class.

        The initial conversion ratio of Preferred Shares to ordinary shares shall be 1:1, and shall be subject to adjustment and readjustment from time to time for share splits and combinations, ordinary share (on an as converted basis) dividends and distributions, reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions, and dilutive issuance.

  Redemption

        The Company shall redeem, at the option of any holder of outstanding Preferred Shares, all of the outstanding Preferred Shares (other than the unpaid shares) held by the requesting holder, at any time after the earliest to occur of (a) the Company fails to consummate a qualified IPO ("QIPO") by July 4, 2022, or b) any occurrence of a material breach or any material change of the relevant laws or the occurrence of any other factors, which has resulted or is likely to result in the Company's inability to control and consolidate the financial statements of any of the PRC subsidiaries or VIEs, each Preferred Share shall be redeemable at the option of such Preferred Shareholder, out of funds legally available therefor by the Company.

        The redemption amount payable for each Preferred Share (other than the unpaid shares) will be an amount equal to 100% of the Preferred Shares' original issue price, plus all accrued but unpaid dividends thereon up to the date of redemption and simple interest on the Preferred Shares' original issue price at the rate of 8% per annum, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, mergers or similar transactions.

        Upon the redemption, Series C Preferred Shares shall rank senior to Series B-3 Preferred Shares, Series B-3 Preferred Shares shall rank senior to Series B-2 Preferred Shares, Series B-2 Preferred Shares shall rank senior to Series B-1 Preferred Shares, Series B-1 Preferred Shares shall rank senior

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23. Convertible Redeemable Preferred Shares and Warrants (Continued)

to Series A-3 Preferred Shares, Series A-3 Preferred Shares shall rank senior to Series A-2 Preferred Shares, Series A-2 Preferred Shares shall rank senior to Series A-1 Preferred Shares, Series A-1 Preferred Shares shall rank senior to Series Pre-A Preferred Shares.

        Upon the Reorganization, QIPO definition of Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares was revised to be the same as Series C Preferred Shares, and all Preferred Shareholders were given the option to, in the event that the funds of the Company legally available for redemption on the redemption date are insufficient to redeem the total number of redeeming shares required to be redeemed, 1) request the Company to issue a convertible promissory note ("Redemption Note") for the unpaid portion of the redemption price or 2) allow the Company to carry forward and redeem the shares when legally funds are sufficient to do so. Such Redemption Note shall be due and payable no later than 24 months of the redemption date with a simple rate of 8% per annum. Each holder of such Redemption Note shall have the right, at its option, to convert the unpaid principal amount of the Redemption Note and the accrued but unpaid interest thereon, into the same class of Preferred Shares requested to be redeemed at a per share conversion price equal to the applicable original issue price;.

  Voting Rights

        The holders of the Preferred Shares shall have the right to one vote for each ordinary share into which each outstanding Preferred Share held could then be converted. The holders of the Preferred Shares vote together with the Ordinary Shareholders, and not as a separate class or series, on all matters put before the shareholders.

  Dividends

        Each Preferred Shareholder and Ordinary Shareholder shall be entitled to receive dividends for each share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefor pari passu with each other on a pro rata basis. Such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be non-cumulative.

        No dividends on preferred and ordinary shares have been declared since the issuance date until December 31, 2019.

  Liquidation

        In the event of any liquidation, the holders of Preferred Shares (except for Series Pre-A Preferred Shares) have preference over holders of Series Pre-A Preferred Shares and ordinary shares with respect to payment of dividends and distribution of assets. Upon Liquidation, Series C Preferred Shares shall rank senior to Series B-3 Preferred Shares, Series B-3 Preferred Shares shall rank senior to Series B-2 Preferred Shares, Series B-2 Preferred Shares shall rank senior to Series B-1 Preferred Shares, Series B-1 Preferred Shares shall rank senior to Series A-3 Preferred Shares, Series A-3 Preferred Shares shall rank senior to Series A-2 Preferred Shares, Series A-2 Preferred Shares shall rank senior to Series A-1 Preferred Shares, Series A-1 Preferred Shares shall rank senior to Series Pre-A Preferred Shares and ordinary shares.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23. Convertible Redeemable Preferred Shares and Warrants (Continued)

        The holders of Preferred Shares (exclusive of unpaid shares and Series Pre-A Preferred Shares) shall be entitled to receive an amount per share equal to an amount equal to the higher of (1) 100% of the original issue price of such Preferred Shares, plus an aggregate interests calculated at a simple rate of 8% per annum and multiplied by a fraction and (2) the amount receivable by the Preferred Shareholders if all the assets of the Company available for distribution to shareholders is distributed ratably among all the Members on an as-converted basis. If there are still assets of the Company legally available for distribution, such remaining assets of the Company shall be distributed to the holders of issued and outstanding Series Pre-A Preferred Shares and ordinary shares.

  Accounting for Preferred Shares

        The Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events and certain event outside of the Company's control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

        The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to July 4, 2022, the earliest redemption date. The Company recognized accretion of the Preferred Shares amounted to RMB317,320 and RMB743,100 for the years ended December 31, 2018 and 2019, respectively.

        Prior to the Reorganization, the Company has determined that host contract of the Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares were more akin to an equity host. The conversion feature embedded in the Preferred Shares is considered to meet the definition of derivative in accordance with ASC 815-15-25, due to the optional redemption settlement mechanism upon deemed liquidation could give rise to net settlement of the conversion provision in cash if the per share distribution amount is higher than the fixed redemption amount, instead of the settlement by delivery of the ordinary shares of the Company. This equity-like conversion feature was considered clearly and closely related to the equity host, therefore does not warrant bifurcation. The Company also assessed the redemption features and liquidation feature and determined that these features as a freestanding instrument, would not meet the definition of a derivative, and therefore need not be bifurcated and separately accounted for.

        After the Reorganization, host contract of the Preferred Shares is more akin to a debt host, given the Preferred Shares holders have potential creditors' right in the event of insufficient fund upon redemption, along with other debt-like features in the terms of the Preferred Shares, including the redemption rights. Company considered extinguishment accounting should be applied for all Preferred Shares issued prior to the Reorganization from a qualitative perspective, although from quantitative perspective, the changes of these preferred shares' fair value before and after the modification was immaterial. Hence, accumulated deficit was increased by the difference between the fair value of Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares after modification and the carrying amount of these Preferred Shares immediately before the modification.

        The Company also reassessed the conversion feature, redemption feature and liquidation preference of all Preferred Shares after the Reorganization. The equity-like conversion feature is considered not clearly and closely related to the debt host, and therefore was bifurcated and separately

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23. Convertible Redeemable Preferred Shares and Warrants (Continued)

accounted for using fair value. For redemption feature, as it would not result in any substantial premium or discount, nor would it accelerate the repayment of the contractual principal amount, it is clearly and closely related to the debt host, and therefore shall not be bifurcated and accounted for separately. The liquidation preference, on the other hand, may result in substantial premium and could accelerate repayment of the principal upon occurrence of contingent redemption events. Hence, the liquidation preference is considered not clearly and closely related to the debt host and should be bifurcated and accounted for separately. The Company determined the fair value of these derivative liabilities and concluded that the fair value of the bifurcated liquidation features was insignificant initially and as of December 31, 2019. The derivative liabilities of conversion features was bifurcated from the preferred shares initially at fair value, and subsequently was marked to market value with the fair value changes recognized in the consolidated statements of comprehensive loss in the applicable subsequent reporting period.

        The movement of the Warrants and conversion feature derivative liabilities are summarized below:

	As of December 31, 2018	Issuance	Fair value changes	Exercise	Expire(*)	Translation to reporting currency	As of December 31, 2019
Warrants liabilities	—	174,846	292,305	(45,858)	(77,739)	8,196	351,750
Derivative liabilities—conversion feature	—	1,066,013	211,859	—	—	19,068	1,296,940

Total	—	1,240,859	504,164	(45,858)	(77,739)	27,264	1,648,690

(*)
Upon the completion of the issuance of the Series C Preferred Shares in December 2019, the unvested Series B-3 Additional Warrant to acquire additional Series C Preferred Shares at a 15% discount of purchase price expired, as such the fair value of such Series B-3 Additional Warrant reduced to zero accordingly.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23. Convertible Redeemable Preferred Shares and Warrants (Continued)

        The Company's convertible redeemable preferred shares activities for the years ended December 31, 2018 and 2019 are summarized below:

	Series Pre-A		Series A-1		Series A-2		Series A-3		Series B-1		Series B-2		Series B-3		Series C		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of January 1, 2018	50,000,000	175,847	129,409,092	847,530	126,771,562	1,027,497	65,498,640	631,803	93,464,682	1,228,448	—	—	—	—	—	—	465,143,976	3,911,125

Proceeds from Series B-1 preferred shares	—	—	—	—	—	—	—	—	21,744,844	285,000	—	—	—	—	—	—	21,744,844	285,000
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	48,656,111	685,594	—	—	—	—	48,656,111	685,594
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	60,128	—	72,319	—	44,655	—	108,113	—	32,105	—	—	—	—	—	317,320

Balances as of December 31, 2018	50,000,000	175,847	129,409,092	907,658	126,771,562	1,099,816	65,498,640	676,458	115,209,526	1,621,561	48,656,111	717,699	—	—	—	—	535,544,931	5,199,039

Proceeds from Series B-2 preferred shares	—	—	—	—	—	—	—	—	—	—	7,148,662	101,200	—	—	—	—	7,148,662	101,200
Conversion of convertible promissory notes into Series B-3 Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	11,873,086	166,549	—	—	11,873,086	166,549
Issuance of Series B-3 preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	108,077,600	1,395,015	—	—	108,077,600	1,395,015
Issuance of Series C preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	248,281,987	3,616,801	248,281,987	3,616,801
Deemed dividend to/(contribution from) preferred shareholders upon extinguishment	—	281,638	—	284,655	—	115,806	—	(15,139)	—	(310,359)	—	(130,312)	—	(8,927)	—	—	—	217,362
Bifurcation of conversion feature	—	(14,549)	—	(254,121)		(212,055)	—	(92,256)	—	(105,702)	—	(47,231)	—	(108,190)	—	(231,909)	—	(1,066,013)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	60,249	—	90,077	—	61,299	—	164,540	—	80,891	—	133,798	—	152,246	—	743,100
Effect of exchange rate changes on preferred shares	—	(8,050)	—	(17,492)	—	(18,685)	—	(10,592)	—	(22,433)	—	(11,944)	—	(27,165)	—	(1,030)	—	(117,391)

Balances as of December 31, 2019	50,000,000	434,886	129,409,092	980,949	126,771,562	1,074,959	65,498,640	619,770	115,209,526	1,347,607	55,804,773	710,303	119,950,686	1,551,080	248,281,987	3,536,108	910,926,266	10,255,662

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24. Loss Per Share

        Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the years ended December 31, 2018 and 2019 as follows:

	Year ended December 31, 2018	Year ended December 31, 2019
Numerator:
Net loss from continuing operations attributable to ordinary shareholders of Li Auto Inc.	(1,482,616)	(3,260,945)

Net loss from discontinued operations attributable to ordinary shareholders of Li Auto Inc.	(367,022)	(20,662)

Net loss attributable to ordinary shareholders of Li Auto Inc.	(1,849,638)	(3,281,607)

Denominator:
Weighted average ordinary shares outstanding—basic and diluted	255,000,000	255,000,000

Basic and diluted net loss per share from continuing operations attributable to ordinary shareholders of Li Auto Inc.	(5.81)	(12.79)

Basic and diluted net loss per share from discontinued operations attributable to ordinary shareholders of Li Auto Inc.	(1.44)	(0.08)

Basic and diluted net loss per share attributable to ordinary shareholders of Li Auto Inc.	(7.25)	(12.87)

        For the years ended December 31, 2018 and 2019, the Company had ordinary equivalent shares, including preferred shares, options granted and convertible debts. As the Group incurred loss for the years ended December 31, 2018 and 2019, these ordinary equivalent shares were anti-dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted-average numbers of preferred shares, options granted and convertible debts excluded from the calculation of diluted loss per share of the Company were 518,689,896, 21,658,638 and 45,778,620 for the year ended December 31, 2018, and 767,751,031, 30,434,096 and 51,503,724 for the year ended December 31, 2019, respectively.

25. Share-based Compensation

        In July 2019, the Group adopted the 2019 Share Incentive Plan (the "2019 Plan"), which allows the Company to grant options of the Group to its employees, directors and consultants. The 2019 Plan allows the Company to grant share options units up to a maximum of 100,000,000 Shares, subject to further amendment.

        The Group began to grant share options to employees from 2015. In conjunction with the Company's Reorganization in July 2019, the Group transferred share options from Beijing CHJ to the Company according to the 2019 Plan. The share options of the Group under the 2019 Plan have a contractual term of ten years from the grant date. The options granted have both service and performance condition. The options are generally scheduled to be vested over five years, one-fifth of the awards shall be vested upon the end of the calendar year in which the awards were granted.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

25. Share-based Compensation (Continued)

Meanwhile, the options granted are only exercisable upon the occurrence of an initial public offering by the Group.

        As of December 31, 2018 and 2019, the Group had not recognized any share-based compensation expenses for options granted, because the Group considers it is not probable that the performance conditions will be satisfied until the event occurs. As a result, the share-based compensation expenses for these options that are only exercisable upon the occurrence of the Group's initial public offering will be recognized using the graded-vesting method upon the consummation of the initial public offering.

        The following table summarizes activities of the Company's share options under the 2019 Plan for the years ended December 31, 2018 and 2019:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		USD	In Years	USD
Outstanding as of December 31, 2017	45,390,000	0.10	8.33	30,411
Granted	6,250,000	0.10
Forfeited	—	—

Outstanding as of December 31, 2018	51,640,000	0.10	7.57	41,312

Granted	3,430,000	0.10
Forfeited	(310,000)	0.10

Outstanding as of December 31, 2019	54,760,000	0.10	6.73	73,926

        The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

        The weighted-average grant date fair value for options granted under the Company's 2019 Plans for the years ended December 31, 2018 and 2019 was USD0.75 and USD0.99, respectively, computed using the binomial option pricing model.

        The fair value of each option granted under the Company's 2019 Plans for the years ended December 31, 2018 and 2019 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	December 31,	December 31,
	2018	2019
Exercise price (USD)	0.10	0.10
Fair value of the ordinary shares on the date of option grant (USD)	0.77 - 0.89	0.90 - 1.45
Risk-free interest rate	3.69% - 3.92%	1.98% - 3.17%
Expected term (in years)	10.00	10.00
Expected dividend yield	0%	0%
Expected volatility	50% - 51%	47% - 48%

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

25. Share-based Compensation (Continued)

        Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

        As of December 31, 2018 and 2019, there were USD20,092, and USD23,314 of unrecognized compensation expenses related to the stock options granted with a performance condition of an IPO, out of which, unrecognized compensation expenses of USD13,893 and USD18,159 are expected to be recognized when the performance target of an IPO is achieved.

26. Taxation

(a)
Value added tax

        The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles and spare parts in the PRC.

(b)
Income taxes

  Cayman Islands

        The Company was incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

  PRC

        Beijing CHJ is qualified as a "high and new technology enterprise" under the EIT Law and is eligible for a preferential enterprise income tax rate of 15%. Other Chinese companies are subject to enterprise income tax ("EIT") at a uniform rate of 25%.

        Under the EIT Law enacted by the National People's Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the "beneficial owner" and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

        The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

26. Taxation (Continued)

facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located." Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

        According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2008 onwards, enterprises engaging in R&D activities are entitled to claim 175% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year ('Super Deduction'). The additional deduction of 75% of qualified research and development expenses can only be claimed directly in the annual EIT filing and subject to the approval from the relevant tax authorities.

  Hong Kong

        Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

        Current and deferred income tax expense for the years ended December 31, 2018 and 2019 was nil.

        Reconciliations of the income tax expense computed by applying the PRC statutory income tax rate of 25% to the Group's income tax expense of the years presented are as follows:

	Year ended December 31, 2018	Year ended December 31, 2019
Loss before income tax expense	(1,165,296)	(2,417,874)
Income tax credit computed at PRC statutory income tax rate of 25%	(291,324)	(604,468)
Tax effect of tax-exempt entity and preferential tax rate	97,549	230,669
Tax effect of Super Deduction and others	(139,331)	(121,177)
Non-deductible expenses	109	27,031
Change in valuation allowance	332,997	467,945

Income tax expense	—	—

  (c)
  Deferred tax

        The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

26. Taxation (Continued)

the plans and estimates the Group is using to manage the underlying business. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

        The Group's deferred tax assets consist of the following components:

	December 31, 2018	December 31, 2019
Deferred tax assets
Net operating loss carry-forwards	321,077	717,495
Accrued expenses and others	7,385	12,545
Depreciation and amortization	5,549	26,946
Impairment of long-lived assets	68,754	73,271
Unrealized financing cost	11,401	27,520
Unrealized investment loss	5,330	29,664

Total deferred tax assets	419,496	887,441

Less: Valuation allowance	(419,496)	(887,441)

Total deferred tax assets, net	—	—

        Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:

	December 31, 2018	December 31, 2019
Valuation allowance
Balance at beginning of the year	86,499	419,496
Additions	332,997	467,945

Balance at ending of the year	419,496	887,441

Uncertain Tax Position

        The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2019.

27. Fair value measurement

Assets and liabilities measured at fair value on a recurring basis

        Assets and liabilities measured at fair value on a recurring basis include: short-term investments, investment in equity securities with readily determinable fair value, and warrants and derivative liabilities.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Fair value measurement (Continued)

        The following table sets the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2018 and 2019.

		Fair value measurement at reporting date using
	Fair value as of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Short-term investments	859,913	—	859,913	—
Equity securities with readily determinable fair value	77,453	77,453	—	—

Total assets	937,366	77,453	859,913	—

		Fair value measurement at reporting date using
	Fair value as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Short-term investments	1,814,108	—	1,814,108	—
Equity securities with readily determinable fair value	90,724	90,724	—	—

Total assets	1,904,832	90,724	1,814,108	—

Liabilities
Warrant liabilities	351,750	—	—	351,750
Derivative liabilities	1,296,940	—	—	1,296,940

Total liabilities	1,648,690	—	—	1,648,690

        Valuation Techniques

        Short-term investments: Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Fair value is estimated based on quoted prices of similar financial products provided by the banks at the end of each period (Level 2). The gains/(losses) are recognized in "investment income, net" in the consolidated statements of comprehensive loss.

        Equity securities with readily determinable fair value: Equity security with readily determinable fair values are marketable equity security which is publicly traded stocks measured at fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The gains/(losses) are recognized in "investment income, net" in the consolidated statements of comprehensive loss.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Fair value measurement (Continued)

        Warrants and derivative liabilities: as the Group's warrants and derivative liabilities are not traded in an active market with readily observable quoted prices, the Group uses significant unobservable inputs (Level 3) to measure the fair value of these warrants and derivative liabilities at inception and at each subsequent balance sheet date.

        Significant factors, assumptions and methodologies used in determining the fair value of these warrants and derivative liabilities, include applying the discounted cash flow approach, and such approach involves certain significant estimates which are as follows:

        Discount rates

Date	Discount rate
January 7, 2019	31%
March 31, 2019	31%
June 30, 2019	30%
July 2, 2019	30%
September 30, 2019	29%
December 31, 2019	29%

        The discount rates listed out in the table above were based on the cost of equity, which was calculated using the capital asset pricing model, or CAPM, the most commonly adopted method for estimating the required rate of return for equity. Under CAPM, the cost of equity was determined by considering a number of factors including risk-free rate, systematic risk, equity market premium, size of our company and our ability to achieve forecasted projections.

        Comparable companies

        In deriving the cost of equity as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they design, develop, manufacture and sell new energy vehicles and (ii) their shares are publicly traded in Hong Kong or the United States.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Fair value measurement (Continued)

        The following summarizes the rollforward of the beginning and ending balance of the Level 3 warrants and derivative liabilities:

Total
RMB
Fair value of Level 3 warrants and derivative liabilities as of December 31, 2018	—
Issuance	1,240,859
Unrealized fair value change losses	504,164
Exercise	(45,858)
Expire	(77,739)
Translation to reporting currency	27,264

Fair value of Level 3 warrants and derivative liabilities as of December 31, 2019	1,648,690

        Unrealized fair value change losses and expire are recorded "Changes in fair value of warrants and derivative liabilities" in the consolidated statements of comprehensive losses.

  Assets measured at fair value on a nonrecurring basis

        Assets measured at fair value on a non-recurring basis include: investments in equity securities without readily determinable fair value, equity method investments, long-lived assets held for use and assets held for sale. For investments in equity securities without readily determinable fair value, no measurement event occurred during the periods presented. Impairment charges of nil and RMB5,000 were recognized for the years ended December 31, 2018 and 2019, respectively. For equity method investments, no impairment loss is recognized for all years presented. The Group recorded RMB292,795 impairment losses of long-lived assets of SEV business, which has been classified as discontinued operations, in the year ended December 31, 2018, and RMB18,066 impairment loss of property, plant and equipment in the year ended December 31, 2019.

  Assets and liabilities not measured at fair value but fair value disclosure is required

        Financial assets and liabilities not measured at fair value include cash equivalent, time deposits, restricted cash, trade receivable, amounts due from related parties, prepayments and other current assets, short-term borrowings, trade and notes payable, amounts due to related parties, accruals and other current liabilities, other non-current assets, other non-current liabilities, long-term debt and convertible debts.

        The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The Group classifies the valuation techniques that use the inputs as Level 2 for short-term borrowing as the rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Fair value measurement (Continued)

        Trade receivable, amounts due from related parties, prepayments and other current assets, trade and notes payable, amounts due to related parties and accruals and other current liabilities are measured at amortized cost, their fair values approximate their carrying values given their short maturities.

        Long-term debt and convertible debts are measured at amortized cost. Their fair value was estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The fair value of these long-term debt obligations approximate their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks and represent a level 2 measurement.

28. Commitments and Contingencies

(a)   Capital commitments

        The Group's capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2019 were as follows:

	Total	Less than One year	1-3 Years	3-5 Years	Over 5 Years
Capital commitments	195,966	188,390	7,576	—	—

(b)   Operating lease commitment

        The Group had outstanding commitment on non-cancelable operating lease agreement which is expected to commence in the first half of 2020. Operating lease commitment contracted but not yet reflected in the consolidated financial statements as of December 31, 2019 were as follows:

	Total	Less than One year	1-3 Years	3-5 Years	Over 5 Years
Operating lease commitment	1,320,543	30,284	136,995	148,187	1,005,077

(c)   Purchase obligations

        The Group's purchase obligations primarily relate to commitments on purchase of raw material. Total purchase obligations contracted but not yet reflected in the consolidated financial statements as of December 31, 2019 were as follows:

	Total	Less than One year	1-3 Years	3-5 Years	Over 5 Years
Purchase obligations	1,899,879	1,899,879	—	—	—

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

28. Commitments and Contingencies (Continued)

  Legal proceedings

        The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

        Chongqing Zhizao is subject to ongoing legal proceedings arising from disputes of contracts entered into prior to the Company's acquisition of Chongqing Zhizao in December 2018. Most of these legal proceedings are still at preliminary stages, and the Company is unable to predict the outcome of these cases, or reasonably estimate a range of the possible loss, if any, given the current status of the proceedings. Other than the unpaid contract amount that the Company assumed from Lifan Acquisition and included as the Retained Assets and Liabilities, the Company did not record any accrual for expected loss payments with respect to these cases as of December 26, 2019. In addition to the indemnification of the Retained Assets and Liabilities the Company obtained from Lifan Passenger Vehicle, Lifan Industry also agreed in the Lifan Acquisition Agreement that, it will indemnify any damages and losses arising from disputes of contracts entered into by Chongqing Zhizao prior to the Company's acquisition of Chongqing Zhizao, including but not limited to above legal proceedings.

        On December 26, 2019, the Group disposed 100% equity interest of Chongqing Zhizao (Note 5), and the ongoing legal proceedings of Chongqing Zhizao were transferred out.

        Other than the above legal proceedings, the Group does not have any material litigation, and has not recorded any material liabilities in this regard as of December 31, 2018 and 2019.

29. Related Party Balances and Transactions

        The principal related party with which the Group had transactions during the years presented is as follows:

Name of Entity or Individual	Relationship with the Company
Beijing Yihang Intelligent Technology Co., Ltd. ("Beijing Yihang")	Affiliate
Neolix Technologies Co., Ltd. ("Neolix Technologies")	Affiliate
Airx (Beijing) Technology Co., Ltd. ("Airx")	Affiliate

        The Group entered into the following significant related party transactions:

	Year ended December 31,
	2018	2019
Purchase R&D service from Beijing Yihang	2,412	25,106
Purchase materials from Beijing Yihang	31	6,914
Purchase equipment and installation service from Airx	3,233	1,994
Sales of battery packs and materials to Neolix Technologies	3,359	1,943

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

29. Related Party Balances and Transactions (Continued)

        The Group had the following significant related party balances:

	As of December 31,
	2018	2019
Due from Neolix Technologies	1,825	1,510

	As of December 31,
	2018	2019
Due to Beijing Yihang	5,141	9,243
Due to Airx	606	521

Total	5,747	9,764

30. Unaudited Pro-forma Balance Sheet and Net Loss per Share for Conversion of the Preferred Shares

        Upon the completion of a QIPO, the Warrants shall terminate and the Series Pre-A, A-1, A-2, A-3, B-1, B-2, B-3 and C Preferred Shares shall automatically be converted into ordinary shares. The unaudited pro-forma balance sheet as of December 31, 2019 assumes a qualified initial public offering has occurred and presents an adjusted financial position as if the termination of Warrants and the conversion of all outstanding Series Pre-A, A-1, A-2, A-3, B-1, B-2, B-3 and C Preferred Shares into ordinary shares at the conversion ratio of one for one as described in Note 23 to the consolidated financial statements occurred on December 31, 2019.

        The unaudited pro-forma net loss per share for the year ended December 31, 2019 after giving effect to termination of Warrants and the conversion of the Preferred Shares into ordinary shares as of

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

30. Unaudited Pro-forma Balance Sheet and Net Loss per Share for Conversion of the Preferred Shares (Continued)

the beginning of the year or the original date of issuance, if later, at the conversion ratio of one-for-one is as follows:

For the Year ended December 31,
2019
Pro forma basic net loss per ordinary share calculation:
Numerator:
Net loss attributable to the Company's ordinary shareholders	(3,281,607)
Pro-forma effect of conversion of the Series Pre-A convertible redeemable preferred shares	273,588
Pro-forma effect of conversion of the Series A-1 convertible redeemable preferred shares	327,412
Pro-forma effect of conversion of the Series A-2 convertible redeemable preferred shares	187,198
Pro-forma effect of conversion of the Series A-3 convertible redeemable preferred shares	35,568
Pro-forma effect of conversion of the Series B-1 convertible redeemable preferred shares	(168,252)
Pro-forma effect of conversion of the Series B-2 convertible redeemable preferred shares	(61,365)
Pro-forma effect of conversion of the Series B-3 convertible redeemable preferred shares	97,706
Pro-forma effect of conversion of the Series C convertible redeemable preferred shares	151,216
Pro-forma effect of termination of warrants	214,566
Pro-forma effect of extinguishment of derivative liabilities due to preferred shares conversion	211,859

Pro-forma net loss attributable to the Company's ordinary shareholders—Basic and diluted	(2,012,111)

Denominator:
Weighted-average ordinary shares outstanding for calculation of pro-forma basic and diluted net loss per ordinary share	255,000,000
Pro-forma effect of conversion of the Series Pre-A convertible redeemable preferred shares	50,000,000
Pro-forma effect of conversion of the Series A-1 convertible redeemable preferred shares	129,409,092
Pro-forma effect of conversion of the Series A-2 convertible redeemable preferred shares	126,771,562
Pro-forma effect of conversion of the Series A-3 convertible redeemable preferred shares	65,498,640
Pro-forma effect of conversion of the Series B-1 convertible redeemable preferred shares	115,209,526
Pro-forma effect of conversion of the Series B-2 convertible redeemable preferred shares	55,804,773
Pro-forma effect of conversion of the Series B-3 convertible redeemable preferred shares	111,925,157
Pro-forma effect of conversion of the Series C convertible redeemable preferred shares	113,132,281

Denominator for pro-forma basic and diluted net loss per ordinary share calculation	1,022,751,031

Pro-forma basic and diluted net loss per ordinary share attributable to the Company's Ordinary shareholders	(1.97)

        The effects of all outstanding share options with a performance condition of an IPO and the related share-based compensation expenses were excluded from the computation of diluted pro-forma net loss per share for the years ended December 31, 2019.

31. Restricted net assets

        The Group's ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group's subsidiaries, consolidated VIEs and VIEs' subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group's subsidiaries.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

31. Restricted net assets (Continued)

        In accordance with the PRC Regulations on Enterprises with Foreign Investment, a foreign invested enterprise established in the PRC is required to provide certain statutory reserve funds, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profits as reported in the enterprise's PRC statutory financial statements. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to the general reserve fund until such reserve fund has reached 50% of its registered capital based on the enterprise's PRC statutory financial statements. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserved funds can only be used for specific purposes and are not distributable as cash dividends.

        Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory surplus fund at least 10% of its annual after-tax profits until such statutory surplus fund has reached 50% of its registered capital based on the enterprise's PRC statutory financial statements. A domestic enterprise is also required to provide discretionary surplus fund, at the discretion of the board of directors, from the net profits reported in the enterprise's PRC statutory financial statements. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

        As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group's PRC subsidiaries, consolidated VIEs and VIEs' subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

        Amounts restricted include paid-in capital and statutory reserve funds, less accumulate deficit if as determined pursuant to PRC GAAP, totaling approximately RMB5,355,680 and RMB8,288,297 as of December 31, 2018 and 2019, respectively; therefore in accordance with Rules 4-08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2018 and 2019 are disclosed in Note 32.

32. Parent Company Only Condensed Financial Information

        The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose the financial information for the Company only.

        The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

        The Company did not have significant capital and other commitments, or guarantees as of December 31, 2018 and 2019.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

32. Parent Company Only Condensed Financial Information (Continued)

Condensed balance sheet

		As of December 31,
	2018	2019	2019
	RMB	RMB	USD Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	45,341	641,007	90,527
Time deposits and short-term investments	—	493,522	69,699
Amounts due from subsidiaries of the Group	137,231	4,917,305	694,456
Prepayments and other current assets	—	15,205	2,147

Total current assets	182,572	6,067,039	856,829

Non-current assets:
Investments in subsidiaries, VIEs and VIEs' subsidiaries	2,545,314	81,077	11,450
Long-term investments	77,452	90,724	12,813

Total non-current assets	2,622,766	171,801	24,263

Total assets	2,805,338	6,238,840	881,092

LIABILITIES
Current liabilities:
Accrued and other current liabilities	2,074	9,019	1,274
Warrants and derivative liabilities	—	1,648,690	232,840

Total current liabilities	2,074	1,657,709	234,114

Total liabilities	2,074	1,657,709	234,114

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

32. Parent Company Only Condensed Financial Information (Continued)

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
			Note 2(e)
MEZZANINE EQUITY
Series Pre-A convertible redeemable preferred shares	175,847	434,886	61,418
Series A-1 convertible redeemable preferred shares	907,658	980,949	138,536
Series A-2 convertible redeemable preferred shares	1,099,816	1,074,959	151,813
Series A-3 convertible redeemable preferred shares	676,458	619,770	87,528
Series B-1 convertible redeemable preferred shares	1,621,561	1,347,607	190,318
Series B-2 convertible redeemable preferred shares	818,899	710,303	100,314
Series B-3 convertible redeemable preferred shares	—	1,551,080	219,054
Series C convertible redeemable preferred shares	—	3,536,108	499,394
Receivable from holders of Series B-2 convertible redeemable preferred shares	(101,200)	—	—

Total mezzanine equity	5,199,039	10,255,662	1,448,375

SHAREHOLDERS' DEFICIT
Class A Ordinary shares	10	10	1
Class B Ordinary shares	155	155	22
Accumulated other comprehensive income	12,693	15,544	2,195
Accumulated deficit	(2,408,633)	(5,690,240)	(803,615)

Total shareholders' deficit	(2,395,775)	(5,674,531)	(801,397)

Total liabilities, mezzanine equity and shareholders' deficit	2,805,338	6,238,840	881,092

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

32. Parent Company Only Condensed Financial Information (Continued)

Condensed statements of comprehensive loss

	For the Year Ended December 31,
	2018	2019	2019
	RMB	RMB	USD
Operating expenses:
Selling, general and administrative	(14,643)	(5,114)	(722)

Total operating expenses	(14,643)	(5,114)	(722)

Loss from operations	(14,643)	(5,114)	(722)
Other income/(expense)
Interest income	598	20,505	2,896
Interest expense	—	(9,332)	(1,318)
Equity in loss of subsidiaries, VIEs and VIEs' subsidiaries	(1,487,183)	(2,031,371)	(286,884)
Change in fair value of warrants and derivative liabilities	—	(426,425)	(60,223)
Investment income/(loss), net	(28,780)	14,880	2,101
Foreign exchange loss	(2,310)	(1,084)	(153)
Others, net	—	(595)	(84)

Loss before income tax expense	(1,532,318)	(2,438,536)	(344,387)
Income tax expense	—	—	—

Net loss	(1,532,318)	(2,438,536)	(344,387)
Accretion on convertible redeemable preferred shares to redemption value	(317,320)	(743,100)	(104,946)
Deemed dividend to preferred shareholders upon extinguishment (Note 23)	—	(217,362)	(30,697)
Effect of exchange rate changes on convertible redeemable preferred shares	—	117,391	16,579

Net loss attributable to ordinary shareholders of Li Auto Inc.	(1,849,638)	(3,281,607)	(463,451)

Net loss	(1,532,318)	(2,438,536)	(344,387)
Other comprehensive income, net of tax
Foreign currency translation adjustment, net of tax	12,954	2,851	403

Total other comprehensive income, net of tax	(1,519,364)	(2,435,685)	(343,984)

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

32. Parent Company Only Condensed Financial Information (Continued)

Condensed statements of cash flows

	For the Year Ended December 31,
	2018	2019
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash used in operating activities	224,318	26,492	3,741
CASH FLOWS FROM INVESTING ACTIVITIES
Payments to, and investments in subsidiaries, VIEs and VIEs' subsidiaries	(1,099,424)	(4,384,396)	(619,195)
Purchase of long-term investments	(100,303)	—	—
Placement of time deposit	—	(1,725,148)	(243,637)
Withdraw of time deposit	—	1,265,877	178,776
Placement of short-term investment	—	(35,157)	(4,965)

Net cash used in investing activities	(1,199,727)	(4,878,824)	(689,021)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs	958,658	5,254,333	742,054
Proceeds from issuance of convertible promissory note	—	168,070	23,736

Net cash provided by financing activities	958,658	5,422,403	765,790

Effects of exchange rate changes on cash and cash equivalents	4,716	25,595	3,615

Net increase/(decrease) in cash, cash equivalents	(12,035)	595,666	84,125
Cash, cash equivalents at beginning of the year	57,376	45,341	6,402

Cash, cash equivalents at end of the year	45,341	641,007	90,527

Basis of presentation

        The Company's accounting policies are the same as the Group's accounting policies with the exception of the accounting for the investments in subsidiaries and VIEs.

        For the Company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures.

        Such investments are presented on the condensed balance sheets as "investments in subsidiaries, VIEs and VIEs' subsidiaries" and shares in the subsidiaries and VIEs' loss are presented as "equity in loss of subsidiaries, VIEs and VIEs' subsidiaries" in the condensed statements of comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group' consolidated financial statements.

33. Subsequent Events

        In the first quarter of 2020, the Company sold the SEV related battery packs business to an affiliate of the Company for a total consideration of RMB60,000. The Company further invested RMB60,000 cash into the affiliate together with other investors, and the Company's equity interests in

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

33. Subsequent Events (Continued)

the affiliate increased from 12.24% to 19.82% on a fully diluted basis as a result of the additional investment.

        Due to the COVID-19 outbreak and related precautionary and control measures which were put in starting in January 2020, the Group postponed the resumption of production in Changzhou manufacturing plants after the 2020 Chinese New Year, and the Group's suppliers' delivery of certain raw materials for production was also delayed in the short term. As a result of varying levels of travel and public health restrictions in many parts of China, the delivery of cars to the Group's customers were also postponed. In order to minimize the impacts of the COVID-19 outbreak and related market changes, the Group has actively coordinated relevant resources and adjusted production and operational arrangements, as well as has been communicating with its customers in a timely manner.

        Following temporary closure in February 2020, the majority of the Group's stores and delivery centers are currently reopened at reduced operating hours and have started to make deliveries to the customers. The Group and its suppliers are resuming production in a disciplined and thoughtful manner. The consolidated results of operations for the first half of 2020 will be adversely affected by the COVID-19 outbreak. It is still difficult for the Company to estimate the duration and severity of the impact with the expansion of the COVID-19 in other countries, which may further impact the supply chain of the Group, and may continue to cause uncertainties regarding the normalization of customer demand and supply chains in China.

        The Group has performed an evaluation of subsequent events through March 13, 2020, which is the date the consolidated financial statements are available to be issued, with no other material events or transactions identified that should have been recorded or disclosed in the consolidated financial statements.

LI AUTO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of			Pro forma As of
		March 31,		March 31,
	December 31, 2019
		2020	2020	2020	2020
	RMB	RMB	USD Note 2(d)	RMB	USD
				(Note 27)	Note 2(d)
ASSETS
Current assets:
Cash and cash equivalents	1,296,215	1,054,352	148,903	1,054,352	148,903
Restricted cash	140,027	6,296	889	6,296	889
Time deposits and short-term investments	2,272,653	2,351,185	332,051	2,351,185	332,051
Trade receivable	8,303	34,704	4,901	34,704	4,901
Inventories	518,086	718,779	101,511	718,779	101,511
Prepayments and other current assets	812,956	770,912	108,874	770,912	108,874
Assets held for sale, current	17,599	—	—	—	—

Total current assets	5,065,839	4,936,228	697,129	4,936,228	697,129

Non-current assets:
Long-term investments	126,181	151,328	21,372	151,328	21,372
Property, plant and equipment, net	2,795,122	2,759,057	389,653	2,759,057	389,653
Operating lease right-of-use assets, net	510,227	511,384	72,221	511,384	72,221
Intangible assets, net	673,867	673,884	95,171	673,884	95,171
Other non-current assets	311,933	319,652	45,143	319,652	45,143
Assets held for sale, non-current	30,253	—	—	—	—

Total non-current assets	4,447,583	4,415,305	623,560	4,415,305	623,560

Total assets	9,513,422	9,351,533	1,320,689	9,351,533	1,320,689

LIABILITIES
Current liabilities:
Short-term borrowings	238,957	125,573	17,734	125,573	17,734
Trade and notes payable	624,666	862,860	121,859	862,860	121,859
Amounts due to related parties	9,764	10,140	1,432	10,140	1,432
Deferred revenue, current	56,695	91,169	12,876	91,169	12,876
Operating lease liabilities, current	177,526	187,894	26,536	187,894	26,536
Finance lease liabilities, current	360,781	365,946	51,681	365,946	51,681
Warrants and derivative liabilities	1,648,690	1,268,876	179,200	—	—
Accruals and other current liabilities	867,259	721,201	101,853	721,201	101,853
Convertible debts, current	692,520	705,046	99,572	705,046	99,572
Liabilities held for sale, current	2,862	—	—	—	—

Total current liabilities	4,679,720	4,338,705	612,743	3,069,829	433,543

Non-current liabilities:
Deferred revenue, non-current	5,943	13,601	1,921	13,601	1,921
Operating lease liabilities, non-current	241,109	240,751	34,001	240,751	34,001
Other non-current liabilities	5,519	35,295	4,985	35,295	4,985

Total non-current liabilities	252,571	289,647	40,907	289,647	40,907

Total liabilities	4,932,291	4,628,352	653,650	3,359,476	474,450

Commitments and contingencies (Note 25)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI AUTO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of			Pro forma As of
		March 31,		March 31,
	December 31, 2019
		2020	2020	2020	2020
	RMB	RMB	USD Note 2(d)	RMB	USD
				(Note 27)	Note 2(d)
MEZZANINE EQUITY
Series Pre-A convertible redeemable preferred shares
(USD0.0001 par value; 50,000,000 authorized, issued and outstanding as of December 31, 2019 and March 31, 2020; none issued and outstanding on a pro-forma basis as of March 31, 2020)	434,886	428,075	60,456	—	—
Series A-1 convertible redeemable preferred shares
(USD0.0001 par value; 129,409,092 authorized, issued and outstanding as of December 31, 2019 and March 31, 2020; none issued and outstanding on a pro-forma basis as of March 31, 2020)	980,949	980,163	138,425	—	—
Series A-2 convertible redeemable preferred shares
(USD0.0001 par value; 126,771,562 authorized, issued and outstanding as of December 31, 2019 and March 31, 2020; none issued and outstanding on a pro-forma basis as of March 31, 2020)	1,074,959	1,085,537	153,307	—	—
Series A-3 convertible redeemable preferred shares
(USD0.0001 par value; 65,498,640 authorized, issued and outstanding as of December 31, 2019 and March 31, 2020; none issued and outstanding on a pro-forma basis as of March 31, 2020)	619,770	630,397	89,029	—	—
Series B-1 convertible redeemable preferred shares
(USD0.0001 par value; 115,209,526 authorized, issued and outstanding as of December 31, 2019 and March 31, 2020; none issued and outstanding on a pro-forma basis as of March 31, 2020)	1,347,607	1,386,221	195,772	—	—
Series B-2 convertible redeemable preferred shares
(USD0.0001 par value; 55,804,773 authorized, issued and outstanding as of December 31, 2019 and March 31, 2020; none issued and outstanding on a pro-forma basis as of March 31, 2020)	710,303	727,477	102,739	—	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI AUTO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of			Pro forma As of
		March 31,		March 31,
	December 31, 2019
		2020	2020	2020	2020
	RMB	RMB	USD Note 2(d)	RMB	USD
				(Note 27)	Note 2(d)
Series B-3 convertible redeemable preferred shares
(USD0.0001 par value; 119,950,686 shares authorized, issued and outstanding as of December 31, 2019 and March 31, 2020; none issued and outstanding on a pro-forma basis as of March 31, 2020)	1,551,080	1,561,455	220,520	—	—
Series C convertible redeemable preferred shares
(USD0.0001 par value; 249,971,721 shares authorized, 244,172,860 issued and outstanding as of December 31, 2019; 267,198,535 shares authorized, issued and outstanding as of March 31, 2020; none issued and outstanding on a pro-forma basis as of March 31, 2020)	3,536,108	3,837,207	541,917	—	—

Total mezzanine equity	10,255,662	10,636,532	1,502,165	—	—

SHAREHOLDERS' (DEFICIT)/EQUITY
Class A Ordinary shares
(USD0.0001 par value; 3,830,157,186 shares authorized and 15,000,000 shares issued and outstanding as of December 31, 2019 and March 31, 2020; 840,395,816 shares issued and outstanding on a pro-forma basis as of March 31, 2020)	10	10	1	595	82
Class B Ordinary shares
Class B Ordinary shares (USD0.0001 par value; 240,000,000 shares authorized, issued and outstanding as of December 31, 2019 and March 31, 2020; 344,446,998 shares authorized, issued and outstanding on a pro-forma basis as of March 31, 2020)	155	155	22	229	34
Additional paid-in capital	—	—	—	11,877,530	1,677,428
Accumulated other comprehensive income	15,544	10,456	1,476	10,456	1,476
Accumulated deficit	(5,690,240)	(5,923,972)	(836,625)	(5,896,753)	(832,781)

Total shareholders' (deficit)/equity	(5,674,531)	(5,913,351)	(835,126)	5,992,057	846,239

Total liabilities, mezzanine equity and shareholders' (deficit)/equity	9,513,422	9,351,533	1,320,689	9,351,533	1,320,689

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI AUTO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2019	2020	2020
	RMB	RMB	USD Note 2(d)
Revenues:
Vehicle sales	—	841,058	118,780
Other sales and services	—	10,617	1,499

Total revenues	—	851,675	120,279

Cost of sales:
Vehicle sales	—	(769,996)	(108,744)
Other sales and services	—	(13,391)	(1,891)

Total cost of sales	—	(783,387)	(110,635)

Gross profit	—	68,288	9,644

Operating expenses:
Research and development	(208,587)	(189,690)	(26,789)
Selling, general and administrative	(113,376)	(112,761)	(15,925)

Total operating expenses	(321,963)	(302,451)	(42,714)

Loss from operations	(321,963)	(234,163)	(33,070)
Other income/(expense)
Interest expense	(19,937)	(19,635)	(2,773)
Interest income	3,703	7,595	1,073
Investment losses, net	(1,579)	(23,770)	(3,357)
Share of losses of equity method investees	(2,686)	(420)	(59)
Foreign exchange (losses)/gains, net	(866)	1,970	278
Changes in fair value of warrants and derivative liabilities	(9,514)	176,283	24,896
Others, net	(10)	654	91

Loss before income tax expense	(352,852)	(91,486)	(12,921)
Income tax expense	—	—	—

Net loss from continuing operations	(352,852)	(91,486)	(12,921)
Net (loss)/profit from discontinued operations, net of tax	(5,509)	14,373	2,030

Net loss	(358,361)	(77,113)	(10,891)

Accretion on convertible redeemable preferred shares to redemption value	(122,378)	(266,365)	(37,618)
Effect of exchange rate changes on convertible redeemable preferred shares	—	109,746	15,499

Net loss attributable to ordinary shareholders of Li Auto Inc.	(480,739)	(233,732)	(33,010)

Including: Net loss from continuing operations attributable to ordinary shareholders	(475,230)	(248,105)	(35,040)
Net (loss)/profit from discontinued operations attributable to ordinary shareholders	(5,509)	14,373	2,030
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	255,000,000	255,000,000	255,000,000
Net (loss)/profit per share attributable to ordinary shareholders
Basic and diluted
Continuing operations	(1.86)	(0.97)	(0.14)
Discontinued operations	(0.02)	0.06	0.01

Net loss per share	(1.88)	(0.91)	(0.13)

Net loss	(358,361)	(77,113)	(10,891)
Other comprehensive loss, net of tax
Foreign currency translation adjustment, net of tax	(5,220)	(5,088)	(719)

Total other comprehensive loss, net of tax	(5,220)	(5,088)	(719)

Total comprehensive loss, net of tax	(363,581)	(82,201)	(11,610)
Accretion on convertible redeemable preferred shares to redemption value	(122,378)	(266,365)	(37,618)
Effect of exchange rate changes on convertible redeemable preferred shares	—	109,746	15,499

Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.	(485,959)	(238,820)	(33,729)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI AUTO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

(All amounts in thousands, except for share and per share data)

	Class A Ordinary shares		Class B Ordinary shares
					Accumulated Other Comprehensive (Loss)/Income
	Number of shares	Amount	Number of shares	Amount		Accumulated Deficit	Total Shareholders' Deficit
		RMB		RMB	RMB	RMB	RMB
Balance as of January 1, 2019	15,000,000	10	240,000,000	155	12,693	(2,408,633)	(2,395,775)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	(122,378)	(122,378)
Foreign currency translation adjustment, net of tax	—	—	—	—	(5,220)	—	(5,220)
Net loss	—	—	—	—	—	(358,361)	(358,361)

Balance as of March 31, 2019	15,000,000	10	240,000,000	155	7,473	(2,889,372)	(2,881,734)

Balance as of January 1, 2020	15,000,000	10	240,000,000	155	15,544	(5,690,240)	(5,674,531)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	(266,365)	(266,365)
Effect of exchange rate changes on convertible redeemable preferred shares	—	—	—	—	—	109,746	109,746
Foreign currency translation adjustment, net of tax	—	—	—	—	(5,088)	—	(5,088)
Net loss	—	—	—	—	—	(77,113)	(77,113)

Balance as of March 31, 2020	15,000,000	10	240,000,000	155	10,456	(5,923,972)	(5,913,351)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI AUTO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	USD Note 2(d)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(358,361)	(77,113)	(10,891)
Net loss/(profit) from discontinued operations, net of tax	5,509	(14,373)	(2,030)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	23,557	55,354	7,817
Foreign exchange losses/(gains)	866	(1,970)	(278)
Unrealized investment loss	9,286	28,703	4,054
Interest expense	19,937	19,007	2,684
Share of losses of equity method investees	2,686	420	59
Changes in fair value of warrants and derivative liabilities	9,514	(176,283)	(24,896)
Loss/(gain) on disposal of property, plant and equipment	177	(209)	(29)
Changes in operating assets and liabilities:
Prepayments and other current assets	(57,074)	42,044	5,937
Inventories	—	(189,621)	(26,780)
Changes of operating lease right-of-use assets	(105,811)	(1,157)	(163)
Changes of operating lease liabilities	103,405	10,010	1,415
Other non-current assets	(15,750)	1,858	261
Trade receivable	—	(26,401)	(3,728)
Deferred revenue	—	42,132	5,951
Trade and notes payable	4,618	238,194	33,639
Amounts due to related parties	(177)	376	53
Accruals and other current liabilities	(25,798)	(29,894)	(4,222)
Other non-current liabilities	—	15,768	2,227

Net cash used in continuing operating activities	(383,416)	(63,155)	(8,920)
Net cash (used in)/provided by discontinued operating activities	(9,908)	148	21

Net cash used in operating activities	(393,324)	(63,007)	(8,899)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets	(219,059)	(122,146)	(17,250)
Disposal of property, plant and equipment	304	535	76
Purchase of long-term investments	(98,000)	(60,000)	(8,474)
Withdraw of time deposits	—	139,581	19,713
Placement of short-term investments	(1,960,000)	(3,928,647)	(554,831)
Withdraw of short-term investments	1,478,700	3,729,555	526,714
Loan to Chongqing Lifan Holdings Ltd. ("Lifan Holdings")	(8,000)	—	—
Collection of loan principal from Lifan Holdings	490,000	—	—
Cash paid related to acquisition of Chongqing Zhizao Automobile Co., Ltd ("Chongqing Zhizao"), net of cash acquired	(490,000)	—	—

Net cash used in continuing investing activities	(806,055)	(241,122)	(34,052)
Net cash (used in)/provided by discontinued investing activities	(7,712)	59,705	8,432

Net cash used in investing activities	(813,767)	(181,417)	(25,620)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	108,737	—	—
Repayment of short-term borrowings	—	(114,700)	(16,199)
Proceeds from collection of receivable from holders of Series B-2 convertible redeemable preferred shares	101,200	—	—
Proceeds from issuance of Series B-3 convertible redeemable preferred shares	1,420,000	—	—
Payment of issuance costs related to issuance of convertible redeemable preferred shares	(141)	(21,277)	(3,005)
Proceeds from issuance of convertible debts	168,070	—	—

Net cash provided by/(used in) continuing financing activities	1,797,866	(135,977)	(19,204)
Net cash provided by/(used in) financing activities	1,797,866	(135,977)	(19,204)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	(6,916)	4,660	658

Net increase/(decrease) in cash, cash equivalents and restricted cash	583,859	(375,741)	(53,065)
Cash, cash equivalents and restricted cash at beginning of the period	95,523	1,436,389	202,857

Cash, cash equivalents and restricted cash at end of the period	679,382	1,060,648	149,792
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of the period	400	—	—

Cash, cash equivalents and restricted cash of continuing operations at end of the period	678,982	1,060,648	149,792

Supplemental schedule of non-cash investing and financing activities
Payable related to acquisition of Chongqing Zhizao	(160,000)	(115,000)	(16,241)
Payable related to purchase of property, plant and equipment	(238,348)	(321,897)	(45,461)
Receivable from a holder of Series B-3 convertible redeemable preferred shares	110,000	—	—
Exercise of Series B-3 Anti-Dilution Warrant	—	305,333	43,121

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations

(a)   Principal activities

        Li Auto Inc. ("Li Auto", or the "Company") was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and consolidated variable interest entities (the "VIEs") and VIEs' subsidiaries (collectively, the "Group"), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles in the People's Republic of China (the "PRC").

(b)   History of the Group and basis of presentation for the Reorganization

        Prior to the incorporation of the Company and starting in April 2015, the Group's business was carried out under Beijing CHJ Information Technology Co., Ltd. (or "Beijing CHJ") and its subsidiaries. Concurrently with the incorporation of the Company in April 2017, Beijing CHJ, through one of its wholly-owned subsidiaries, entered into a shareholding entrustment agreement with the management team (the legal owners of the Company at that time) to obtain full control over the Company (the "Cayman Shareholding Entrustment Agreement"). In the same year, the Company set up its subsidiaries Leading Ideal HK Limited ("Leading Ideal HK"), Beijing Co Wheels Technology Co., Ltd. ("Wheels Technology" or "WOFE"), and a consolidated VIE, Beijing Xindian Transport Information Technology Co., Ltd. ("Xindian Information"). The Company, together with its subsidiaries and VIE, were controlled and consolidated by Beijing CHJ prior to the Reorganization.

        The Group underwent a reorganization (the "Reorganization") in July 2019. The major reorganization steps are described as follows:

  •
  Beijing CHJ terminated the Cayman Shareholding Entrustment Agreement, and concurrently the WOFE entered into contractual agreements with Beijing CHJ and its legal shareholders so that Beijing CHJ became a consolidated VIE of the WOFE;

  •
  the Company issued ordinary shares and Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 convertible redeemable preferred shares to shareholders of Beijing CHJ in exchange for respective equity interests that they held in Beijing CHJ immediately before the Reorganization.

        All Reorganization related contracts were signed by all relevant parties on July 2, 2019, and all administrative procedures of the Reorganization, including but not limited to remitting share capital of Beijing CHJ overseas for reinjecting into the Company were completed by December 31, 2019.

        As the shareholdings in the Company and Beijing CHJ were with a high degree of common ownership immediately before and after the Reorganization, even though no single investor controlled Beijing CHJ or Li Auto, the transaction of the Reorganization was determined to be a recapitalization with lack of economic substance, and was accounted for in a manner similar to a common control transaction. Consequently, the financial information of the Group is presented on a carryover basis for all periods presented. The number of outstanding shares in the unaudited condensed consolidated balance sheets, the unaudited condensed consolidated statements of changes in shareholders' deficit, and per share information including the net loss per share have been presented retrospectively as of the beginning of the earliest period presented on the unaudited condensed consolidated financial statements to be comparable with the final number of shares issued in the Reorganization. Accordingly, the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

Reorganization have been presented retrospectively as of the beginning of the earliest period presented in the unaudited condensed consolidated financial statement or the original issue date, whichever is later, as if such shares were issued by the Company when the Group issued such interests.

        The Group's unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIEs' subsidiaries.

        As of March 31, 2020, the Company's principal subsidiaries, consolidated VIEs and VIEs' subsidiaries are as follows:

	Equity interest held	Date of incorporation	Place of incorporation	Principal activities
Subsidiaries:
Leading Ideal HK Limited ("Leading Ideal HK")	100%	May 15, 2017	Hong Kong, China	Investment holding
Beijing Co Wheels Technology Co., Ltd. ("Wheels Technology")	100%	December 19, 2017	Beijing, PRC	Technology development and corporate management
Leading (Xiamen) Private Equity Investment Co., Ltd.("Xiamen Leading")	100%	May 14, 2019	Xiamen, PRC	Investment holding
Beijing Leading Automobile Sales Co., Ltd.("Beijing Leading")	100%	August 6, 2019	Beijing, PRC	Sales and after sales management

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1. Organization and Nature of Operations (Continued)

	Economic interest held	Date of incorporation	Place of incorporation	Principal activities
VIEs
Beijing CHJ Information Technology Co., Ltd. ("Beijing CHJ")	100%	April 10, 2015	Beijing, PRC	Technology development
Beijing Xindian Transport Information Technology Co., Ltd. ("Xindian Information")	100%	March 27, 2017	Beijing, PRC	Technology development
VIE's subsidiaries
Jiangsu CHJ Automobile Co., Ltd. ("Jiangsu CHJ")	100%	June 23, 2016	Changzhou, PRC	Purchase of manufacturing equipment
Beijing Xindian Intelligence Technology Co., Ltd. ("Beijing XDIT")	100%	January 05, 2017	Beijing, PRC	Technology development
Jiangsu Xindian Interactive Sales and Services Co., Ltd. ("Jiangsu XD")	100%	May 08, 2017	Changzhou, PRC	Sales and after sales management
Beijing Chelixing Information Technology Co., Ltd. ("Beijing Chelixing")	100%	June 25, 2018	Beijing, PRC	Technology development
Chongqing Lixiang Automobile Co., Ltd ("Chongqing Lixiang Automobile").	100%	October 11, 2019	Chongqing, PRC	Manufacturing of automobile

(c)   Variable interest entity

        The Company's subsidiary Wheels Technology has entered into contractual arrangements with Beijing CHJ, Xindian Information (collectively the "VIEs") and their respective shareholders, through which, the Company exercises control over the operations of the VIEs and receives substantially all of their economic benefits and residual returns.

        The following is a summary of the contractual arrangements by and among Wheels Technology, the VIEs, and their respective shareholders.

Powers of Attorney and Business Operation Agreement.

        Each shareholder of Beijing CHJ signed a power of attorney to irrevocably authorize Wheels Technology to act as his or her attorney in-fact to exercise all of his or her rights as a shareholder of Beijing CHJ, including the right to convene shareholder meetings, the right to vote and sign any resolution as a shareholder, the right to appoint directors, supervisors, and officers, and the right to sell, transfer, pledge, and dispose of all or a portion of the equity interest held by such shareholder. These powers of attorney will remain in force for 10 years. Upon request by Wheels Technology, each shareholder of Beijing CHJ shall extend the term of its authorization prior to its expiration.

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1. Organization and Nature of Operations (Continued)

        Pursuant to the Business Operation Agreement by and among Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information, Xindian Information will not take any action that may have a material adverse effect on its assets, businesses, human resources, rights, obligations, or business operations without prior written consent of Wheels Technology. Xindian Information and its shareholders further agreed to accept and strictly follow Wheels Technology's instructions relating to Xindian Information's daily operations, financial management, and election of directors appointed by Wheels Technology. The shareholders of Xindian Information agree to transfer any dividends or any other income or interests they receive as the shareholders of Xindian Information immediately and unconditionally to Wheels Technology. Unless Wheels Technology terminates this agreement in advance, this agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology prior to its expiration. Xindian Information and its shareholders have no right to terminate this agreement unilaterally. Pursuant to the Business Operation Agreement, each shareholder of Xindian Information has executed a power of attorney to irrevocably authorize Wheels Technology to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Xindian Information. The terms of these powers of attorney are substantially similar to the powers of attorney executed by the shareholders of Beijing CHJ described above.

Spousal Consent Letters.

        Spouses of nine shareholders of Beijing CHJ, who collectively hold 79.3% of equity interests in Beijing CHJ, have each signed a spousal consent letter. Each signing spouse of the relevant shareholder acknowledges that the equity interests in Beijing CHJ held by the relevant shareholder of Beijing CHJ are the personal assets of that shareholder and not jointly owned by the married couple. Each signing spouse also has unconditionally and irrevocably disclaimed his or her rights to the relevant equity interests and any associated economic rights or interests to which he or she may be entitled pursuant to applicable laws, and has undertaken not to make any assertion of rights to such equity interests and the underlying assets. Each signing spouse has agreed and undertaken that he or she will not carry out in any circumstances any conducts that are contradictory to the contractual arrangements and the spousal consent letter.

        Spouses of nine shareholders of Xindian Information, who collectively hold 98.1% equity interests in Xindian Information, have each signed a spousal consent letter, which includes terms substantially similar to the spousal consent letter relating to Beijing CHJ described above.

Exclusive Consultation and Service Agreements.

        Pursuant to the Exclusive Consultation and Service Agreement by and between Wheels Technology, and Beijing CHJ, Wheels Technology has the exclusive right to provide Beijing CHJ with software technology development, technology consulting, and technical services required by Beijing CHJ's business. Without Wheels Technology' prior written consent, Beijing CHJ cannot accept any same or similar services subject to this agreement from any third party. Beijing CHJ agrees to pay Wheels Technology an annual service fee at an amount that is equal to 100% of its quarterly net income or an amount that is adjusted in accordance with Wheels Technology' sole discretion for the relevant quarter and also the mutually agreed amount for certain other technical services, both of which should be paid within 10 days after Wheels Technology sends invoice within 30 days after the end

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1. Organization and Nature of Operations (Continued)

of the relevant calendar quarter. Wheels Technology has exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee Beijing CHJ's performance of its obligations thereunder, the shareholders have agreed to pledge their equity interests in Beijing CHJ to Wheels Technology pursuant to the Equity Pledge Agreement. The Exclusive Consultation and Service Agreement will remain effective for 10 years, unless otherwise terminated by Wheels Technology. Upon request by Wheels Technology, the term of this agreement can be renewed prior to its expiration.

        The Exclusive Consultation and Service Agreement by and between Wheels Technology and Xindian Information includes terms substantially similar to the Exclusive Consultation and Service Agreement relating to Beijing CHJ described above.

Equity Option Agreements.

        Pursuant to the Equity Option Agreement by and among Wheels Technology, Beijing CHJ, and each of the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have irrevocably granted Wheels Technology an exclusive option to purchase all or part of their equity interests in Beijing CHJ, and Beijing CHJ has irrevocably granted Wheels Technology an exclusive option to purchase all or part of its assets. Wheels Technology or its designated person may exercise such options to purchase equity interests at the lower of the amount of their respective paid-in capital in Beijing CHJ and the lowest price permitted under applicable PRC laws. Wheels Technology or its designated person may exercise the options to purchase assets at the lowest price permitted under applicable PRC laws. The shareholders of Beijing CHJ have undertaken that, without Wheels Technology's prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in Beijing CHJ, (ii) create any pledge or encumbrance on their equity interests in Beijing CHJ, (iii) change Beijing CHJ's registered capital, (iv) merge Beijing CHJ with any other entity, (v) dispose of Beijing CHJ's material assets (except in the ordinary course of business), or (vi) amend Beijing CHJ's articles of association. The Exclusive Option Agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology.

        The Equity Option Agreement by and between Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information includes terms substantially similar to the Equity Option Agreement relating to Beijing CHJ described above.

Equity Pledge Agreements.

        Pursuant to the Equity Pledge Agreement by and between Wheels Technology and the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have agreed to pledge 100% of equity interests in Beijing CHJ to Wheels Technology to guarantee the performance by the shareholders of their obligations under the Exclusive Option Agreement and the Powers of Attorney, as well as the performance by Beijing CHJ of its obligations under the Exclusive Option Agreement, the Powers of Attorney, and payment of services fees to Wheels Technology under the Exclusive Consultation and Service Agreement. In the event of a breach by Beijing CHJ or any shareholder of contractual obligations under the Equity Pledge Agreement, Wheels Technology, as pledgee, will have the right to dispose of the pledged equity interests in Beijing CHJ and will have priority in receiving the proceeds

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1. Organization and Nature of Operations (Continued)

from such disposal. The shareholders of Beijing CHJ also have undertaken that, without prior written consent of Wheels Technology, they will not dispose of, create, or allow any encumbrance on the pledged equity interests.

        Wheels Technology and the shareholders of Xindian Information entered into an Equity Pledge Agreement, which includes terms substantially similar to the Equity Pledge Agreement relating to Beijing CHJ described above.

        Registration of the equity pledge relating to Xindian Information and Beijing CHJ with the competent office of the State Administration for Market Regulation in accordance with the PRC Property Law has been completed.

(d)   Risks in relations to the VIE structure

        According to the Guidance Catalogue of Industries for Foreign Investment promulgated in 2017, or the Catalogue, foreign ownership of certain areas of businesses are subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for e-commerce) or in an automaker that manufactures whole vehicles. The Catalogue was amended in 2018 to lift restrictions on foreign investment in new energy vehicle manufacturers.

        Part of the Group's business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group's ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

        It is possible that the Group's operations of certain of its businesses through the VIEs could be found by the PRC authorities to be in violation of the PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group's management considers the possibility of such a finding by PRC regulatory authorities under current PRC law and regulations to be remote, on March 15, 2019, the National People's Congress adopted the Foreign Investment Law of the PRC, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the

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(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

definition of "foreign investment" so that foreign investment, by its definition, includes "investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council" without further elaboration on the meaning of "other means". It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group's corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group's current corporate structure, corporate governance and business operations could be materially and adversely affected.

        If the Group's corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

  •
  revoke the business licenses and/or operating licenses of such entities;

  •
  discontinue or place restrictions or onerous conditions on the Group's operation through any transactions between the PRC subsidiaries and the VIEs;

  •
  impose fines, confiscate the income from the PRC subsidiaries or the VIEs, or imposing other requirements with which the VIEs may not be able to comply;

  •
  require the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect the Group's ability to consolidate, derive economic interests from, or exert effective control over the VIEs;

  •
  restrict or prohibit the Group's use of the proceeds of this offering to finance the Group's business and operations in China; or

  •
  take other regulatory or enforcement actions that could be harmful to the Group's business.

        The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of any of the VIEs (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the relevant VIEs and its subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with its VIEs is remote. The Group's operations depend on the VIEs and their nominee shareholders to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual

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(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

        The following unaudited condensed consolidated financial information of the Group's VIEs and VIEs' subsidiaries as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020 were included in the accompanying Group's unaudited condensed consolidated financial statements as follows:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Current assets:
Cash and cash equivalents	240,933	389,144
Restricted cash	14,455	6,296
Short-term investments	1,278,153	1,599,237
Trade receivable	8,303	34,704
Intra-group receivables	1,927,560	2,212,866
Inventories	389,031	355,884
Prepayments and other current assets	556,112	536,706
Assets held for sale, current	17,599	—
Non-current assets:
Long-term investments	600,615	659,532
Property, plant and equipment, net	1,755,686	2,024,952
Operating lease right-of-use assets, net	508,871	490,399
Intangible assets, net	673,517	673,552
Other non-current assets	130,749	131,524
Assets held for sale, non-current	30,253	—

Total assets	8,131,837	9,114,796

Current liabilities:
Short-term borrowings	238,957	125,573
Trade and notes payable	616,340	846,604
Intra-group payable	3,732,883	4,884,550
Amounts due to related parties	5,469	8,916
Operating lease liabilities, current	176,669	181,789
Finance lease liabilities, current	360,781	365,946
Deferred revenue, current	56,695	91,169
Accruals and other current liabilities	660,010	568,166
Convertible debts, current	692,520	705,046
Liabilities held for sale, current	2,862	—
Non-current liabilities:
Deferred revenue, non-current	5,943	13,601
Operating lease liabilities, non-current	241,109	225,859
Other non-current liabilities	5,519	33,725

Total liabilities	6,795,757	8,050,944

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

        These balances have been reflected in the Group's unaudited condensed consolidated financial statements with intercompany transactions eliminated.

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB
Net loss from continuing operations	(322,844)	(254,636)
Net (loss)/profit from discontinued operations	(5,509)	14,373

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB
Net cash used in operating activities	(796,945)	(139,171)
Net cash used in investing activities	(814,278)	(403,490)
Net cash provided by financing activities	1,614,123	680,595
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(154)	1,971

Net increase in cash, cash equivalents and restricted cash	2,746	139,905
Cash, cash equivalents and restricted cash at beginning of the period	37,810	255,535

Cash, cash equivalents and restricted cash at end of the period	40,556	395,440

Less: Cash, cash equivalents and restricted cash of discontinued operations at end of the period	400	—

Cash, cash equivalents and restricted cash of continuing operations at end of the period	40,156	395,440

        The Company's involvement with the VIEs is through the contractual arrangements disclosed in Note 1(c). All recognized assets held by the VIEs are disclosed in the table above.

        In accordance with the contractual arrangements between Wheels Technology, the VIEs and the VIEs' shareholders, Wheels Technology has the power to direct activities of the Group's consolidated VIEs and VIEs' subsidiaries, and can have assets transferred out of the Group's consolidated VIEs and VIEs' subsidiaries. Therefore, it is considered that there is no asset in the Group's consolidated VIEs and VIEs' subsidiaries that can be used only to settle their obligations except for registered capitals and PRC statutory reserves of the Group's consolidated VIEs amounting to RMB6,429,134 and RMB6,945,995 as of December 31, 2019 and March 31, 2020, respectively. As the Group's consolidated VIEs and VIEs' subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of Wheels Technology for all the liabilities of the Group's consolidated VIEs and VIEs' subsidiaries. The total shareholders' deficit of

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

the Group's consolidated VIEs and VIEs' subsidiaries was RMB3,296,997 and RMB3,537,927 as of December 31, 2019 and March 31, 2020, respectively.

        Currently there is no contractual arrangement that could require the Company, Wheels Technology or other subsidiaries of the Company to provide additional financial support to the Group's consolidated VIEs and VIEs' subsidiaries. As the Company is conducting certain businesses in the PRC through the consolidated VIEs and VIEs' subsidiaries, the Company may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

(e)   Liquidity

        The Group has been incurring losses from operations since inception. The Group incurred net loss from continuing operations of RMB352,852 and RMB91,486 for the three months ended March 31, 2019 and 2020, respectively. Accumulated deficit was amounted to RMB5,690,240 and RMB5,923,972 as of December 31, 2019 and March 31, 2020 respectively. Net cash used in operating activities was approximately RMB393,324 and RMB63,007 for the three months ended March 31, 2019 and 2020, respectively. As of December 31, 2019 and March 31, 2020, the Group's working capital was RMB2,034,809 and RMB1,866,399, respectively.

        The Group's liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds to fund its general operations and capital expansion needs. The Group's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of December 31, 2019 and March 31, 2020, the Group had RMB1,296,215 and RMB1,054,352 of cash and cash equivalents, and RMB458,545 and RMB324,002 of time deposits and RMB1,814,108 and RMB2,027,183 of short-term investments, respectively. In October 2019, the Group obtained a letter of credit for one year until October 2020 under which the Group could borrow up to RMB200,000 from commercial bank A. As of March 31, 2020, RMB170,000 of the RMB200,000 credit was unused. In addition, in March 2020, the Group entered into a secured credit arrangement for one year until February 2021 with commercial bank B, under which the Group could borrow up to RMB500,000 subject to certain conditions. As of March 31, 2020, all of the RMB500,000 credit remained unused.

        Based on cash flows projection and existing balance of cash and cash equivalents, time deposits and short-term investments, management is of the opinion that the Group has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the unaudited condensed consolidated financial statements. Based on the above considerations, the Group's unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

(f)    Impact of the COVID-19

        Due to the COVID-19 pandemic and the related nationwide precautionary and control measures that were adopted in China starting in January 2020, the Company postponed the production in its

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

Changzhou manufacturing facility after the Chinese New Year holiday in February 2020, and also experienced short-term delays in the suppliers' delivery of certain raw materials needed for production. As a result of varying levels of travel and other restrictions for public health concerns in various regions of China, the Company also temporarily postponed the delivery of Li ONE to its customers. Following this temporary closure in February 2020, the Company has reopened a majority of its retail stores and delivery and servicing centers, albeit at reduced operating hours, and has resumed vehicle delivery to its customers. The Company has been coordinating with its suppliers and resuming production in a disciplined and thoughtful manner since March 2020. The delay in the production ramp-up and vehicle delivery has adversely affected the Company's results of operations for the first quarter of 2020.

        The global spread of the COVID-19 pandemic in major countries of the world may result in global economic distress, and the extent to which it may affect the Company's results of operations will depend on future developments, which are highly uncertain and cannot be predicted. While the duration of this disruption to the Company's business and related financial impacts cannot be reasonably estimated at this time, the consolidated results of operations for the first half of 2020 will be adversely affected with potential continuing impacts on subsequent periods.

2. Summary of Significant Accounting Policies

(a)   Basis of presentation

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company's financial position as of March 31, 2020, results of operations and cash flows for the three months ended March 31, 2019 and 2020. The consolidated balance sheet at December 31, 2019 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the years ended December 31, 2018 and 2019. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the three months ended March 31, 2020 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(b)   Principles of consolidation

        The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs' subsidiaries for which the Company is the ultimate primary beneficiary.

        A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the "Board"); to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

        A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

        All significant transactions and balances between the Company, its subsidiaries, VIEs and VIEs' subsidiaries have been eliminated upon consolidation.

(c)   Use of estimates

        The preparation of the unaudited condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes.

        Significant accounting estimates reflected in the Group's unaudited condensed consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the valuation of share-based compensation arrangements, fair value of investments, fair value of warrant liabilities and derivative liabilities, useful lives of property, plant and equipment, useful lives of intangible assets, assessment for impairment of long-lived assets, the collectability of trade receivable, lower of cost and net realizable value of inventories, product warranties and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(d)   Convenience translation

        Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive loss and unaudited condensed consolidated statements of cash flows from RMB into USD as of and for the three months ended March 31, 2020 are solely for the convenience of the reader and were calculated at the rate of USD1.00 = RMB7.0808, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2020. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2020, or at any other rate.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(e)   Cash, cash equivalents and restricted cash

        Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of December 31, 2019 and March 31, 2020, the Group had cash held in accounts managed by online payment platforms such as China Union Pay in connection with the collection of vehicle sales for a total amount of RMB 5,243 and RMB6,794, respectively, which have been classified as cash and cash equivalents on the unaudited condensed consolidated financial statements.

        Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the unaudited condensed consolidated balance sheets, and is not included in the total cash and cash equivalents in the unaudited condensed consolidated statements of cash flows. The Group's restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of letter of credit; (b) the deposits held in designated bank accounts for security of the repayment of the notes payable (Note 11).

        Cash, cash equivalents and restricted cash as reported in the unaudited condensed consolidated statements of cash flows are presented separately on our unaudited condensed consolidated balance sheet as follows:

	December 31, 2019	March 31, 2020
Cash and cash equivalents	1,296,215	1,054,352
Restricted cash	140,027	6,296

Total cash, cash equivalents and restricted cash of continuing operations	1,436,242	1,060,648

(f)    Product warranties

        The Group provides product warranties on all new vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the vehicles sold, which includes the best estimate of projected costs to repair or replace items under warranties. These estimates are primarily based on the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group's relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accrued and other current liabilities while the remaining balance is included within other non-current liabilities in the unaudited condensed consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the unaudited condensed consolidated statements of comprehensive loss. The Group reevaluates the adequacy of the warranty accrual on a regular basis.

        The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group's suppliers and the amount of the recovery is virtually certain.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

        The accrued warranty activity consists of the following (in thousands):

	For the Three months ended March 31,
	2019	2020
Accrued warranty at beginning of the period	—	6,996
Warranty cost incurred	—	(48)
Provision for warranty	—	20,211

Accrued warranty at end of the period	—	27,159

Including: Accrued warranty, current	—	5,871
Accrued warranty, non-current	—	21,288

(g)   Revenue recognition

        The Group launched the first volume manufactured extended-range electric vehicle, Li ONE, to the public in October 2018 and started making deliveries to customers in the fourth quarter of 2019. Revenues of the Group is primarily derived from sales of vehicle and embedded products and services, as well as the sales of Li Plus Membership.

        The Group adopted ASC 606, Revenue from Contracts with Customers, on January 1, 2018 by applying the full retrospective method.

        Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group's performance:

  •
  provides all of the benefits received and consumed simultaneously by the customer;

  •
  creates and enhances an asset that the customer controls as the Group performs; or

  •
  does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

        If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

        Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

        When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity's performance and the customer's payment.

        A contract asset is the Group's right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

        If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

  Vehicle sales

        The Group generates revenue from sales of vehicles, currently the Li ONE, together with a number of embedded products and services. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of Li ONE, charging stalls, vehicle internet connection services, firmware over-the-air upgrades (or "FOTA upgrades") and initial owner extended lifetime warranty subject to certain conditions, which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of Li ONE to a customer.

        Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of new energy vehicles, which is applied on their behalf and collected by the Group from the government according to the applicable government policy. The Group has concluded that government subsidies should be considered as a part of the transaction price it charges the customers for the new energy vehicles, as the subsidy is granted to the purchaser of the new energy vehicles and the purchaser remains liable for such amount in the event the subsidies were not received by the Group due to his fault such as refusal or delay of providing application information.

        The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for sales of the Li ONE and charging stalls are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle internet connection service and FOTA upgrades, the Group recognizes the revenue using a straight-line method over the service period. As for the initial owner extended lifetime warranty, given the limited operating history and lack of historical data, the Group recognizes the revenue over time based on a straight-line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

        As the contract price for the vehicle and all embedded products and services must be paid in advance, which means the payments are received prior to the transfer of goods or services by the

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

  Sales of Li Plus Membership

        The Group also sells the Li Plus Membership to enrich the ownership experience of customers. Total Li Plus Membership fee is allocated to each performance obligation based on the relative estimated standalone selling price. And the revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant goods or service is delivered or when the membership is expired, whichever is earlier.

  Customer loyalty points

        Beginning in January 2020, the Group offers customer loyalty points, which can be used in the Group's online store to redeem the Group's merchandise or services. The Group determines the value of each customer loyalty point based on cost of the Group's merchandise or service that can be obtained through redemption of customer loyalty points.

        The Group concludes the customer loyalty points offered to customers in connection with the purchase of the Li One is a material right and is considered as a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the sales of vehicle. The amount allocated to the customer loyalty points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when the customer loyalty points are used or expired.

        Customers or users of the mobile application can also obtain customer loyalty points through other ways, such as referring new customers to purchase the vehicles via the mobile application. The Group offers these customer loyalty points to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under accruals and other current liabilities upon the points offering.

        For the three months ended March 31, 2020, the customer loyalty points recognized as selling and marketing expenses were immaterial.

  Practical expedients and exemptions

        The Group elects to expense the costs to obtain a contract as incurred given the majority of the contract considerations for vehicle sales are allocated to the sales of Li ONE and recognized as revenue upon transfer of control of the vehicles, which is within one year after entering the sales contracts.

(h)   Fair value

        Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

        Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

        Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

        Level 2—Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

        Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

        When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

(i)    Loss per share

        Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, the net loss is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares and convertible debts using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

3. Recent Accounting Pronouncements

        In June 2016, the FASB issued ASU No. 2016-13 (ASU 2016-13), Financial Instruments—Credit Losses, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. In October 2019, the FASB issued ASU No. 2019-10

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3. Recent Accounting Pronouncements (Continued)

(ASU 2019-10), Financial Instruments—Credit Losses, which amends the effective date for Credit Losses as follows. Public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All other entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group will adopt the ASU 2016-13 on January 1, 2023. The Group is in the process of evaluating the impact of adopting this guidance.

4. Concentration and Risks

(a)   Concentration of credit risk

        Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and time deposits. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2019 and March 31, 2020, most of the Group's cash and cash equivalents, restricted cash and time deposits and short-term investments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. The PRC does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation ("FDIC") in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group's cash and cash equivalents, restricted cash and time deposits and short-term investments are financially sound based on publicly available information.

(b)   Concentration of customers and suppliers

        Substantially all revenue will be derived from customers located in China. There are no customers from whom revenues represent greater than 10% of the total revenues of the Group in any of the periods presented.

        There are no suppliers which individually represent greater than 10% of the total purchase for the three months ended March 31, 2019. Only one supplier represents more than 10% of the Group's total purchases for the three months ended March 31, 2020. Only one supplier accounts for more than 10% of the Group's trade payable as of December 31, 2019. The concentration percentages of such suppliers are as follows:

	Total purchases for three months ended
	March 31, 2019	March 31, 2020
Raw material supplier A	—	21.64%

	Trade payable as of
	December 31, 2019	March 31, 2020
Raw material supplier B	15.50%	*

*
The raw material supplier B accounts for less than 10% of trade payable as of March 31, 2020.

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

4. Concentration and Risks (Continued)

(c)   Currency convertibility risk

        The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, restricted cash and time deposits and short-term investments denominated in RMB that are subject to such government controls amounted to RMB1,646,275 and RMB2,303,128 as of December 31, 2019 and March 31, 2020, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(d)   Foreign currency exchange rate risk

        Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies, and the RMB appreciated more than 15% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 5.8% in 2017. The depreciation of the RMB against the US$ was approximately 5.0% in 2018. The depreciation of the RMB against the US$ was approximately 1.6% in 2019. The depreciation of the RMB against the US$ was approximately 1.6% for the three months ended for March 31, 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

5. Acquisition of Chongqing Zhizao

        On December 28, 2018, the Company, through a wholly-owned subsidiary of Beijing CHJ, Chongqing Xinfan Machinery Co., Ltd. (the "Buyer" or "Xinfan"), entered into an acquisition agreement (the "Lifan Acquisition Agreement") with Lifan Industry (Group) Co., Ltd. ("Lifan Industry" or the "Seller") and its two wholly-owned subsidiaries Chongqing Zhizao (the "Target") and Chongqing Lifan Passenger Vehicle Co., Ltd. ("Lifan Passenger Vehicle" or the "Divestiture Recipient"), to acquire 100% equity interest of Chongqing Zhizao (the "Acquisition"). Chongqing Zhizao was formerly known as Chongqing Lifan Automobile Co., Ltd.

        Prior to the completion of the Acquisition, Chongqing Zhizao transferred most of its assets and liabilities and the related rights and obligations to Lifan Passenger Vehicle in November 2018 (the "Divestiture"). After the Divestiture, Chongqing Zhizao still retained its Automotive Manufacturing Permission, working capitals and certain lease contracts, and other financial assets or liabilities (hereinafter referred to as "Retained Assets and Liabilities").

        Key operating assets including plants, equipment, vehicle design and development technologies and raw materials had been transferred out from Chongqing Zhizao to Lifan Industry or Lifan Passenger Vehicle prior to the Acquisition. All employee contracts, operational systems and processes have also

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5. Acquisition of Chongqing Zhizao (Continued)

been transferred to Lifan Passenger Vehicle. No system, standard, protocol, convention, or rule that can create or has the ability to contribute to the creation of outputs were obtained by Xinfan. This Acquisition is determined to be an asset acquisition as no sufficient inputs and processes were acquired to produce outputs.

        The Acquisition was completed on December 29, 2018 (the "Acquisition Date") when the legal procedures were completed. Total consideration for the Acquisition was RMB650,000 in cash, of which RMB535,000 was paid in 2019. The remaining consideration of RMB115,000 will be paid in 2020.

        On December 19, 2019, Xinfan entered into a share transfer agreement (the "Lifan Disposal Agreement") to dispose 100% equity interest of Chongqing Zhizao, with cash consideration of RMB0.001. The Retained Assets and Liabilities of Chongqing Zhizao not related to the manufacturing of Li ONE were transferred out upon the completion of the disposal of Chongqing Zhizao. A disposal loss of RMB4,503 was recognized on December 26, 2019, the disposal date of the transaction.

        The following table summarizes the balance of the assets acquired and liabilities assumed as of the date of acquisition and disposed as of the date of disposal, respectively:

	As of the date of acquisition	As of the date of disposal
Cash and cash equivalents and restricted cash	25,004	119
Short-term borrowing(1)	(20,000)	(18,115)
Working capital(2)	(382,350)	(177,231)
Finance lease liabilities, current(3)	(66,111)	(76,654)
Finance lease liabilities, non-current(3)	(19,547)	—
Indemnification Receivables(4)	465,830	276,384

Net assets acquired/disposed	2,826	4,503
Intangible assets:
Automotive Manufacturing Permission(5)	647,174	—

Total	650,000	4,503

(1)
Short-term borrowing represents the outstanding bank loan principal, with the amount of RMB20,000 due by February 7, 2019, of which RMB1,885 has been repaid as of December 26, 2019.

(2)
Working capital primarily included prepayments, trade payables, notes payable and accrued liabilities.

(3)
Chongqing Zhizao had existing lease agreements with two third-party lessors for certain manufacturing equipment, which had been accounted for as finance lease.

(4)
The balance represents the receivables from Lifan Passenger Vehicle intended to indemnify for all the Retained Assets and Liabilities that could not be legally transferred out before the Acquisition.

(5)
As there's no limit to the valid period of the Automotive Manufacturing Permission, the Automotive Manufacturing Permission was classified as an intangible asset with indefinite lives. As of December 31, 2019 and March 31, 2020, no impairment was recognized for the Automotive Manufacturing Permission.

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

6. Inventories

        Inventories consist of the following:

	As of December 31, 2019	As of March 31, 2020
Finished products	144,543	374,051
Raw materials, work in process and supplies	373,543	344,728

Total	518,086	718,779

        Raw materials, work in process and supplies as of December 31, 2019 and March 31, 2020 primarily consist of materials for volume production which will be transferred into production cost when incurred as well as spare parts used for after sales services.

        Finished products included vehicles ready for transit at production plants, vehicles in transit to fulfil customers' orders, new vehicles available for immediate sales at the Group's sales and servicing center locations.

7. Prepayments and Other Current Assets

        Prepayments and other current assets consist of the following:

	As of December 31, 2019	As of March 31, 2020
Deductible VAT input	495,150	468,623
Prepayments for raw material	192,032	176,056
Prepaid rental and deposits	67,969	71,869
Loan receivable from Lifan Holdings	8,000	8,000
Others	49,805	46,364

Total	812,956	770,912

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

8. Property, Plant and Equipment, Net

        Property, plant and equipment and related accumulated depreciation were as follows:

	As of December 31, 2019	As of March 31, 2020
Mold and tooling	950,140	964,034
Production facilities	904,239	905,826
Buildings	431,075	431,075
Buildings improvements	307,174	311,035
Equipment	138,102	151,173
Leasehold improvements	139,118	139,765
Construction in process	110,341	104,778
Motor vehicles	28,384	28,242

Total	3,008,573	3,035,928
Less: Accumulated depreciation	(195,385)	(258,805)
Less: Accumulated impairment loss	(18,066)	(18,066)

Total property, plant and equipment, net	2,795,122	2,759,057

        Construction in process is primarily comprised of production facilities, equipment and mold and tooling related to manufacturing of the vehicles and a portion of Changzhou Production Base construction.

        The Group recorded depreciation expenses of RMB21,957 and RMB53,219 for the three months ended March 31, 2019 and 2020, respectively.

        No impairment was recognized for property, plant and equipment for the three months ended March 31, 2019 and 2020, respectively.

9. Intangible Assets, Net

        Intangible assets and related accumulated amortization were as follows:

	As of December 31, 2019	As of March 31, 2020
Automotive Manufacturing Permission (Note 5)	647,174	647,174

Indefinite-lived intangible assets, net	647,174	647,174

Software	39,698	41,850
Patents	694	694

Definite-lived intangible assets	40,392	42,544
Less: Accumulated amortization	(13,699)	(15,834)

Definite-lived intangible assets, net	26,693	26,710

Total intangible assets, net	673,867	673,884

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

9. Intangible Assets, Net (Continued)

        The Group recorded amortization expenses of RMB1,600 and RMB2,135 for the three months ended March 31, 2019 and 2020, respectively.

10. Long-term investments

        The Group's long-term investments on the unaudited condensed consolidated balance sheets consisted of the following:

	Equity Method	Equity Security With Readily Determinable Fair Values	Equity Securities Without Readily Determinable Fair Values	Total
Balance at January 1, 2019	66,538	77,453	33,150	177,141

Additions	98,000	—	—	98,000
Shares of losses of equity method investees	(2,686)	—	—	(2,686)
Fair value change through earnings	—	(10,934)	—	(10,934)
Foreign currency translation	—	(1,441)	—	(1,441)
Balance at March 31, 2019	161,852	65,078	33,150	260,080

Balance at January 1, 2020	7,307	90,724	28,150	126,181

Additions	—	—	60,000	60,000
Shares of losses of equity method investees	(420)	—	—	(420)
Fair value change through earnings	—	(35,313)	—	(35,313)
Foreign currency translation	—	880	—	880

Balance at March 31, 2020	6,887	56,291	88,150	151,328

Equity Method

        On September 11, 2018, the Group acquired 49% entity interest in Investee A, which is a joint venture established to design, develop and produce BEV optimized for ride sharing service, with cash consideration of RMB98,000. On January 30, 2019, the Group invested another RMB98,000 into Investee A proportionately with the other investor of Investee A, therefore kept the Group's 49% shareholding percentage unchanged. The Group has significant influence in Investee A and therefore the investment is accounted for using the equity method.

        The proportionate share of the net losses of equity method investees are recorded in "Share of losses of equity method investees" in the unaudited condensed consolidated statements of comprehensive loss.

        The Group performs impairment of its investment under equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. No impairment of equity method investments was recognized for the three months ended March 31, 2019 and 2020.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10. Long-term investments (Continued)

Equity Security with Readily Determinable Fair Values

        Equity security with readily determinable fair values are marketable equity security which is publicly traded stocks measured at fair value.

        The following table shows the carrying amount and fair value of equity securities with readily determinable fair values:

Cango Inc.	Cost Basis	Unrealized Gains/(Losses)	Foreign Currency Translation	Fair Value
As of December 31, 2019	100,303	(16,230)	6,651	90,724
As of March 31, 2020	100,303	(51,543)	7,531	56,291

        The Company purchased 2,633,644 shares of Series C preferred shares issued by Cango Inc. ("Cango"), with a total cash consideration of USD15,634 (RMB100,303) in 2018. This investment was initially recorded under the equity securities without readily determinable fair value given Cango was still a privately-held company at that time. In July 2018, Cango completed its listing on the New York Stock Exchange ("Cango IPO") and the Series C preferred shares held by the Company were converted to Class A ordinary shares of Cango.

        Upon the completion of Cango IPO, the Company reclassified this investment from equity securities without readily determinable fair value to equity securities with readily determinable fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

        The unrealized gains/(losses) are recognized in investment income, net in unaudited condensed consolidated statements of comprehensive loss.

Equity Securities without Readily Determinable Fair Values

        Equity securities without determinable fair value represent investments in privately held companies with no readily determinable fair value. The Group's investments are not common stock or in substance common stock. Upon adoption of ASU 2016-01 on January 1, 2018, the Group elected measurement alternative and recorded these investments at cost, less impairment, adjusted for subsequent observable price changes.

        In the first quarter of 2020, the Group sold the discontinued Low-Speed Small Electric Vehicles ("SEV") battery packs business to an affiliate of the Group with the total consideration of RMB60,000 (Note 18). The Group further invested RMB60,000 in cash in this affiliate, together with other investors. Therefore, the Group's equity interests in this affiliate increased from 12.24% to 19.82% on a fully diluted basis as a result of the additional investment.

        The Group did not record any upward or downward adjustments for these investments during the three months ended March 31, 2019 and 2020, as no observable price changes in orderly transactions for the identical or similar investment of the same issuer were identified during this period.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11. Short-term Borrowings

        Short-term borrowings consist of the following:

	Maturity Date	Principal Amount	Interest Rate Per Annum	As of December 31, 2019	As of March31, 2020
Secured borrowing(1)	December 31, 2020	94,550	5.7000%	95,022	95,573
Unsecured bank loan(2)	October 7, 2020	30,000	5.6550%	30,000	30,000
Secured note payable(3)	February 11, 2020	108,737	5.5163%	113,935	—

Total				238,957	125,573

(1)
As the transaction in relation to Changzhou Production Base II did not qualify the sales accounting, the consideration received excluding the related taxes was treated as a secured borrowing and recorded as a short-term borrowing.

(2)
On October 12, 2019, Beijing CHJ entered into a loan agreement with commercial bank A, with the amount of RMB30,000, which is repayable within one year. The interest rate for the outstanding borrowing was 5.6550%.

(3)
In February 2019, Leading Ideal HK pledged a deposit with the amount of USD18,000 (RMB114,700) and the same maturity date to secure the repayment of the note. The Company repaid the note with the amount of RMB114,700 in February 2020, and the deposit of USD18,000 (RMB 114,700) pledged was released accordingly.

12. Accruals and Other Current Liabilities

        Accruals and other current liabilities consist of the following:

	As of December 31, 2019	As of March 31, 2020
Payables for purchase of property and equipment	403,761	321,897
Payables for acquisition of Chongqing Zhizao (Note 5)	115,000	115,000
Salaries and benefits payable	129,657	102,131
Payables for research and development expenses	94,222	73,380
Advance from customers(1)	30,740	25,830
Accrued warranty	1,477	5,871
Deposits from vendors	18,150	3,959
Payables for issuance cost	20,929	—
Other payables	53,323	73,133

Total	867,259	721,201

(1)
As of December 31, 2019 and March 31, 2020, RMB30,740 and RMB25,830 of the advance from customers represented the refundable deposits of unfulfilled orders.

13. Convertible Debts

  Convertible Loan

        In November 2017, Beijing CHJ entered into a convertible loan agreement with Changzhou Wunan New Energy Vehicle Investment Co., Ltd ("Wunan") to obtain a convertible loan with aggregated principal amount of RMB600,000 at a simple interest of 8% per annum. RMB450,000 of the principal

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13. Convertible Debts (Continued)

was received in December 2017, and RMB150,000 was received in January 2018. The principal and accrued interest shall be due and payable by Beijing CHJ on the earlier of (i) 3 years following the issuance date; or (ii) upon the reformation of Beijing CHJ from a limited liability company to a corporate. Pursuant to the convertible loan agreement, Wunan may convert the outstanding principal of the convertible loan into equity interest of Beijing CHJ, which effectively indicates a fixed conversion price equal to the issue price of Series B-1 Preferred Shares, at any time before maturity date. Accrued interests shall be waived upon conversion.

  Convertible Promissory Notes

        In January and March 2019, the Company issued convertible promissory notes with the aggregated principal amount of USD25,000 (RMB168,070) with simple interest of 8% per annum. The principal and accrued interest shall be due and payable by the Company 12 months following the date of issuance. Pursuant to the convertible promissory notes agreements, the entire convertible promissory notes shall be converted into 11,873,086 shares of Series B-3 Preferred Shares of the Company at the issuance price of Series B-3 Preferred Shares upon the closing of the Reorganization. Holders have the right to convert any portion or the entire principal into Series B-3 preferred equity interest of Beijing CHJ, if the Reorganization has not been completed before maturity, or if there occurs any change in control, disposition of all or substantially all of the assets or IPO of Beijing CHJ. Accrued interests shall be waived if the investors elect to exercise the conversion options.

        The convertible promissory notes documents provided that the existing indebtedness of the Company rank pari passu with the convertible promissory notes. If any future indebtedness of the Company shall rank senior to this convertible promissory notes, such future indebtedness shall subject to the convertible promissory notes holders' prior written consent.

        Before conversion, the holders of the convertible promissory notes are entitled to all rights granted to Series B-3 Preferred Shareholders, such as dividend rights, redemption rights, pre-emptive right, right of first refusal, rights of co-sale, right of anti-dilution, liquidation preference rights. The convertible promissory notes holders were also granted:

          a)    the right to obtain additional shares to be issued in the next round of new financing for free to keep their shareholding percentage (or as converted shareholding percentage for convertible promissory notes holders) unchanged (the "Series B-3 Anti-Dilution Warrant"); and

          b)    the right to acquire additional shares to be issued in the next two rounds of financing at a 15% discount of purchase price, up to the subscription amount equal to the investment amount in their Series B-3 Preferred Shares and convertible promissory notes (the "Series B-3 Additional Warrant").

        The Series B-3 Anti-Dilution Warrant and the Series B-3 Additional Warrant issued together with the convertible promissory notes are considered freestanding financial liabilities under ASC 480, and are classified as a liability at their issuance date fair value in accordance with ASC 480-10-55, and are subsequently measured at fair value, with changes in fair value recorded in unaudited condensed consolidated statement of comprehensive loss. The initial fair value of the Series B-3 Anti-Dilution Warrant and the Series B-3 Additional Warrant granted to holders of convertible promissory notes were RMB14,161. For details see Note 20.

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13. Convertible Debts (Continued)

        In the event of a change in control or disposition of all or substantially all of the Company's assets, if so requested by the convertible promissory notes holders, the holders shall enjoy the same liquidation preference rights as Series B-3 Preferred Shareholders as if the conversion has already occurred, the convertible promissory notes shall be deemed as fully repaid after paying such liquidation preference amount.

        On July 2, 2019, in conjunction with the Reorganization of the Group, all convertible promissory notes were converted into Series B-3 Preferred Shares. The principal amount of USD25,000 and accrued interest of USD1,376 (RMB9,428) less the initial fair value of the Series B-3 Anti-Dilution Warrant and the Series B-3 Additional Warrant granted to holders of convertible promissory notes, were recognized as the initial carrying value of related B-3 Preferred Shares.

14. Revenue disaggregation

        Revenues by source consist of the following:

	For the Three Months Ended March 31,
	2019	2020
Vehicle sales	—	841,058
Other sales and services	—	10,617

Total	—	851,675

15. Deferred Revenue

        The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue.

	For the Three Months Ended March 31,
	2019	2020
Deferred revenue—at beginning of the period	—	62,638
Additions	—	870,160
Recognition	—	(828,028)

Deferred revenue—at end of the period	—	104,770

Including: Deferred revenue, current	—	91,169
Deferred revenue, non-current	—	13,601

        Deferred revenue are contract liabilities allocated to the performance obligations that are unsatisfied, or partially satisfied.

        The Group expects that RMB91,169 of the transaction price allocated to unsatisfied performance obligation as at March 31, 2020 will be recognized as revenue during the period from April 1, 2020 to March 31, 2021. The remaining RMB13,601 will be recognized after April 1, 2021.

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16. Research and Development Expenses

        Research and development expenses consist of the following:

	For the Three Months Ended March 31,
	2019	2020
Employee compensation	109,137	113,942
Design and development expenses	83,178	54,689
Depreciation and amortization expenses	6,504	10,444
Rental and related expense	3,550	3,619
Travel expenses	2,853	1,511
Others	3,365	5,485

Total	208,587	189,690

17. Selling, General and Administrative Expenses

        Selling, general and administrative expenses consist of the following:

	For the Three Months Ended March 31,
	2019	2020
Employee compensation	59,602	60,850
Rental and related expense	14,123	21,899
Depreciation and amortization expenses	17,053	8,918
Marketing and promotional expenses	4,465	3,719
Travel expenses	2,734	1,589
Others	15,399	15,786

Total	113,376	112,761

18. Discontinued Operations

        Historically, the Group had a strategy of developing SEV and producing and selling its related battery packs.

        The Company has abandoned the SEV business in 2018, and its related assets and liabilities of SEV business were fully impaired by the end of year 2018.

        In September 2019, the Group further decided to dispose the SEV battery packs business and located a potential buyer. In the first quarter of 2020, the Company completed the sale of the SEV battery packs business to an affiliate of the Company for a total cash consideration of RMB60,000.

        The historical financial results of the SEV related business were classified as discontinued operation and the related assets and liabilities associated with the discontinued operations of the prior year were reclassified as assets/liabilities held for sale to provide comparable financial information.

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

18. Discontinued Operations (Continued)

        The following tables set forth the assets, liabilities, results of operations and cash flows of the discontinued operations, which were included in the Group's consolidated financial statements.

	As of
	December 31, 2019	Disposal date
Cash and cash equivalents	147	295
Trade receivable	191	608
Amount due from related parties	832	832
Inventories	7,385	5,594
Prepayments and other current assets	9,044	9,066

Assets held for sale, current	17,599	16,395

Property, plant and equipment, net	29,539	29,010
Operating lease right-of-use assets, net	186	—
Other non-current assets	528	528

Assets held for sale, non-current	30,253	29,538

Total assets held for sale	47,852	45,933

Trade and notes payable	423	542
Operating lease liabilities, current	47	—
Accruals and other current liabilities	2,392	2,754

Total liabilities held for sale	2,862	3,296

	For the Three Months Ended March 31,
	2019	2020
Revenues	721	870
Cost of sales	(1,834)	(2,437)

Gross loss	(1,113)	(1,567)
Operating expenses	(4,396)	(1,423)

Loss from operations of discontinued operations	(5,509)	(2,990)

	For the Three Months Ended March 31,
	2019	2020
Net cash (used in)/provided by discontinued operating activities	(9,908)	148
Net cash (used in)/provided by discontinued investing activities	(7,712)	59,705

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

18. Discontinued Operations (Continued)

        The following table presents the gain on disposal of discontinued operations related to the disposal of SEV battery packs business for the three months ended March 31, 2020:

For the Three Months Ended March 31,
2020
Cash consideration received for sale of SEV battery packs business	60,000
Carrying value of net assets transferred	(42,637)

Gain on disposal of discontinued operations	17,363

19. Ordinary Shares

        In April 2017, the Company was incorporated as a limited liability company in the Cayman Islands. In July 2019, the Company became the holding company of the Group pursuant to the Reorganization described in Note 1. In connection with the Reorganization and issuance of Series C convertible redeemable preferred shares ("Series C Preferred Shares"), 3,830,157,186 authorized shares of the Company were designated as Class A Ordinary Shares, and 240,000,000 authorized shares were designated as Class B ordinary shares. Each Class A Ordinary Share is entitled to one vote, and is not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Share is entitled to ten votes, subject to certain conditions, and is convertible into one Class A Ordinary Share at any time by the holder thereof. Upon the Reorganization, the Company issued ordinary shares and Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 convertible redeemable preferred shares (the "Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares") to shareholders of Beijing CHJ in exchange for respective equity interests that they held in Beijing CHJ immediately before the Reorganization. Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares would be converted into Class A Ordinary Shares based on the then-effective conversion price.

        In July 4, 2016, Beijing CHJ issued Series Pre-A shares ("Series Pre-A Ordinary Shares") with cash consideration of RMB100,000. Series Pre-A Ordinary Shares were classified as equity as they were not redeemable. In July 2017, upon Series A-2 financing, certain rights were granted to holders of Series Pre-A Ordinary Shares, including contingent redemption rights. Series Pre-A Ordinary Shares were effectively redesignated to Series Pre-A Preferred Shares. Such redesignation was accounted for as a repurchase and cancellation of Series Pre-A Ordinary Shares and a separate issuance of Series Pre-A Preferred Shares. Accordingly, the excess of fair value of the Series Pre-A Preferred Shares over the fair value of the Series Pre-A Ordinary Shares repurchased from employee shareholders was recorded as an employee compensation. While for other non-employee Series Pre-A shareholders, such difference was recognized as a deemed dividend given to these shareholders. The excess of the fair value of all Series Pre-A Ordinary Shares over the carrying value of these shares was accounted for as a retirement of the Series Pre-A Ordinary Shares. The Company elected to charge the excess entirely to accumulated deficits.

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

20. Convertible Redeemable Preferred Shares and Warrants

        The following table summarizes the issuances of convertible redeemable preferred shares as of March 31, 2020:

					As of March 31, 2020
Series	Issuance Date	Shares Issued	Issue Price per Share	Proceeds from Issuance	Shares Outstanding	Carrying Amount
			RMB	RMB		RMB
Pre-A(1)	July 21, 2017	50,000,000	RMB2.00	100,000	50,000,000	428,075
A-1	July 4, 2016	129,409,092	RMB6.03	780,000	129,409,092	980,163
A-2	July 21, 2017	126,771,562	RMB7.89	1,000,000	126,771,562	1,085,537
A-3	September 5, 2017	65,498,640	RMB9.47	620,000	65,498,640	630,397
B-1	November 28, 2017	115,209,526	RMB13.11	1,510,000	115,209,526	1,386,221
B-2	June 6, 2018	55,804,773	RMB14.16	790,000	55,804,773	727,477
B-3(2)	January 7/July 2, 2019	119,950,686	RMB14.16	1,701,283	119,950,686	1,561,455
C(3)	July 2/December 2, 2019/January 23, 2020	267,198,535	US$2.23/ US$1.89	3,626,924	267,198,535	3,837,207

(1)
Upon the issuance of Series A-2 Preferred Shares, Series Pre-A Ordinary Shares were redesignated to Series Pre-A Preferred Shares (see Note 19).

(2)
Including 11,873,086 Series B-3 Preferred Shares converted from the convertible promissory notes issued by the Company in January 2019 (see Note 13). The Series B-3 Preferred Shareholders and convertible promissory notes holders were granted:

a)
the right to obtain additional shares to be issued in the next round of new financing for free to keep their shareholding percentage (or as converted shareholding percentage for convertible promissory notes holders) unchanged (the "Series B-3 Anti-Dilution Warrant"); and

b)
the right to acquire additional shares to be issued in next two rounds of financing at a 15% discount of purchase price, up to the subscription amount equal to the investment amount in their Series B-3 Preferred Shares and convertible promissory notes (the "Series B-3 Additional Warrant").

(3)
Including 78,334,557 shares of Series C Preferred Shares issued upon the exercise of the Series B-3 Additional Warrant by certain Series B-3 Shareholders and all convertible promissory notes holders at a cash exercise price of RMB1,022,045, or RMB13.02 per share. The leading investor of Series C Preferred Shareholders was granted the right to acquire additional shares to be issued in next round of financing at a 15% discount of purchase price, up to the subscription amount equal to the investment amount in Series C Preferred Shares (the "Series C Additional Warrant"). All non-refundable cash considerations for the issuance of Series C Preferred Shares, including 4,109,127 shares registered subsequently on January 3, 2020, were received in full as of December 31, 2019 and accordingly all shares are considered issued and outstanding from accounting perspective.

  On January 23, 2020, 18,916,548 shares of Series C preferred shares were issued upon the exercise of the Series B-3 Anti-Dilution Warrant.

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

20. Convertible Redeemable Preferred Shares and Warrants (Continued)

        The Series B-3 Anti-Dilution Warrant, the Series B-3 Additional Warrant and the Series C Additional Warrant (collectively referred as "Warrants") were determined to be freestanding liability instruments and recorded at fair value upon initial recognition. Proceeds received from issuance of Series B-3 Preferred Shares and convertible promissory notes, and Series C Preferred Shares were first allocated to the Warrants based on their initial fair values. The Warrants were marked to the market with the changes recorded in the unaudited condensed consolidated statements of comprehensive loss in the applicable subsequent reporting period. The Warrants shall terminate upon the earlier of the consummation of an IPO or the occurrence of a Deemed Liquidation Event.

        The Series Pre-A, A-1, A-2, A-3, B-1, B-2, B-3 and C Preferred Shares are collectively referred to as the "Preferred Shares". All series of Preferred Shares have the same par value of USD0.0001 per share.

        The major rights, preferences and privileges of the Preferred Shares are as follows:

  Conversion

        Preferred Shares of the Company are convertible to Class A Ordinary Shares at any time at the option of the holders, and would automatically be converted into Class A Ordinary Shares 1) upon a Qualified IPO ("QIPO"); or 2) upon the written consent of the holders of a majority of the outstanding Preferred Shares of each class with respect to conversion of each class.

        The initial conversion ratio of Preferred Shares to ordinary shares shall be 1:1, and shall be subject to adjustment and readjustment from time to time for share splits and combinations, ordinary share (on an as converted basis) dividends and distributions, reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions, and dilutive issuance.

  Redemption

        The Company shall redeem, at the option of any holder of outstanding Preferred Shares, all of the outstanding Preferred Shares (other than the unpaid shares) held by the requesting holder, at any time after the earliest to occur of (a) the Company fails to consummate a qualified IPO ("QIPO") by July 4, 2022, or b) any occurrence of a material breach or any material change of the relevant laws or the occurrence of any other factors, which has resulted or is likely to result in the Company's inability to control and consolidate the financial statements of any of the PRC subsidiaries or VIEs, each Preferred Share shall be redeemable at the option of such Preferred Shareholder, out of funds legally available therefor by the Company.

        The redemption amount payable for each Preferred Share (other than the unpaid shares) will be an amount equal to 100% of the Preferred Shares' original issue price, plus all accrued but unpaid dividends thereon up to the date of redemption and simple interest on the Preferred Shares' original issue price at the rate of 8% per annum, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, mergers or similar transactions.

        Upon the redemption, Series C Preferred Shares shall rank senior to Series B-3 Preferred Shares, Series B-3 Preferred Shares shall rank senior to Series B-2 Preferred Shares, Series B-2 Preferred Shares shall rank senior to Series B-1 Preferred Shares, Series B-1 Preferred Shares shall rank senior to

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

20. Convertible Redeemable Preferred Shares and Warrants (Continued)

Series A-3 Preferred Shares, Series A-3 Preferred Shares shall rank senior to Series A-2 Preferred Shares, Series A-2 Preferred Shares shall rank senior to Series A-1 Preferred Shares, Series A-1 Preferred Shares shall rank senior to Series Pre-A Preferred Shares.

        Upon the Reorganization, QIPO definition of Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares was revised to be the same as Series C Preferred Shares, and all Preferred Shareholders were given the option to, in the event that the funds of the Company legally available for redemption on the redemption date are insufficient to redeem the total number of redeeming shares required to be redeemed, 1) request the Company to issue a convertible promissory note ("Redemption Note") for the unpaid portion of the redemption price or 2) allow the Company to carry forward and redeem the shares when legally funds are sufficient to do so. Such Redemption Note shall be due and payable no later than 24 months of the redemption date with a simple rate of 8% per annum. Each holder of such Redemption Note shall have the right, at its option, to convert the unpaid principal amount of the Redemption Note and the accrued but unpaid interest thereon, into the same class of Preferred Shares requested to be redeemed at a per share conversion price equal to the applicable original issue price.

  Voting Rights

        The holders of the Preferred Shares shall have the right to one vote for each ordinary share into which each outstanding Preferred Share held could then be converted. The holders of the Preferred Shares vote together with the Ordinary Shareholders, and not as a separate class or series, on all matters put before the shareholders.

  Dividends

        Each Preferred Shareholder and Ordinary Shareholder shall be entitled to receive dividends for each share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefor pari passu with each other on a pro rata basis. Such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be non-cumulative.

        No dividends on preferred and ordinary shares have been declared since the issuance date until March 31, 2020.

  Liquidation

        In the event of any liquidation, the holders of Preferred Shares (except for Series Pre-A Preferred Shares) have preference over holders of Series Pre-A Preferred Shares and ordinary shares with respect to payment of dividends and distribution of assets. Upon Liquidation, Series C Preferred Shares shall rank senior to Series B-3 Preferred Shares, Series B-3 Preferred Shares shall rank senior to Series B-2 Preferred Shares, Series B-2 Preferred Shares shall rank senior to Series B-1 Preferred Shares, Series B-1 Preferred Shares shall rank senior to Series A-3 Preferred Shares, Series A-3 Preferred Shares shall rank senior to Series A-2 Preferred Shares, Series A-2 Preferred Shares shall rank senior to Series A-1 Preferred Shares, Series A-1 Preferred Shares shall rank senior to Series Pre-A Preferred Shares and ordinary shares.

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

20. Convertible Redeemable Preferred Shares and Warrants (Continued)

        The holders of Preferred Shares (exclusive of unpaid shares and Series Pre-A Preferred Shares) shall be entitled to receive an amount per share equal to an amount equal to the higher of (1) 100% of the original issue price of such Preferred Shares, plus an aggregate interests calculated at a simple rate of 8% per annum and multiplied by a fraction and (2) the amount receivable by the Preferred Shareholders if all the assets of the Company available for distribution to shareholders is distributed ratably among all the Members on an as-converted basis. If there are still assets of the Company legally available for distribution, such remaining assets of the Company shall be distributed to the holders of issued and outstanding Series Pre-A Preferred Shares and ordinary shares.

  Accounting for Preferred Shares

        The Company classified the Preferred Shares as mezzanine equity in the unaudited condensed consolidated balance sheets because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events and certain event outside of the Company's control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

        The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to July 4, 2022, the earliest redemption date. The Company recognized accretion of the Preferred Shares amounted to RMB122,378 and RMB266,365 for the three months ended March 31, 2019 and 2020, respectively.

        Prior to the Reorganization, the Company has determined that host contract of the Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares were more akin to an equity host. The conversion feature embedded in the Preferred Shares is considered to meet the definition of derivative in accordance with ASC 815-15-25, due to the optional redemption settlement mechanism upon deemed liquidation could give rise to net settlement of the conversion provision in cash if the per share distribution amount is higher than the fixed redemption amount, instead of the settlement by delivery of the ordinary shares of the Company. This equity-like conversion feature was considered clearly and closely related to the equity host, therefore does not warrant bifurcation. The Company also assessed the redemption features and liquidation feature and determined that these features as a freestanding instrument, would not meet the definition of a derivative, and therefore need not be bifurcated and separately accounted for.

        After the Reorganization, host contract of the Preferred Shares is more akin to a debt host, given the Preferred Shares holders have potential creditors' right in the event of insufficient fund upon redemption, along with other debt-like features in the terms of the Preferred Shares, including the redemption rights. Company considered extinguishment accounting should be applied for all Preferred Shares issued prior to the Reorganization from a qualitative perspective, although from quantitative perspective, the changes of these preferred shares' fair value before and after the modification was immaterial. Hence, accumulated deficit was increased by the difference between the fair value of Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares after modification and the carrying amount of these Preferred Shares immediately before the modification.

        The Company also reassessed the conversion feature, redemption feature and liquidation preference of all Preferred Shares after the Reorganization. The equity-like conversion feature is considered not clearly and closely related to the debt host, and therefore was bifurcated and separately

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

20. Convertible Redeemable Preferred Shares and Warrants (Continued)

accounted for using fair value. For redemption feature, as it would not result in any substantial premium or discount, nor would it accelerate the repayment of the contractual principal amount, it is clearly and closely related to the debt host, and therefore shall not be bifurcated and accounted for separately. The liquidation preference, on the other hand, may result in substantial premium and could accelerate repayment of the principal upon occurrence of contingent redemption events. Hence, the liquidation preference is considered not clearly and closely related to the debt host and should be bifurcated and accounted for separately. The Company determined the fair value of these derivative liabilities and concluded that the fair value of the bifurcated liquidation features was insignificant initially and as of March 31, 2020. The derivative liabilities of conversion features was bifurcated from the preferred shares initially at fair value, and subsequently was marked to market value with the fair value changes recognized in the unaudited condensed consolidated statements of comprehensive loss in the applicable subsequent reporting period.

        The movement of the Warrants and conversion feature derivative liabilities are summarized below:

	As of December 31, 2019	Issuance	Fair value changes	Exercise(*)	Translation to reporting currency	As of March 31, 2020
Warrants liabilities	351,750	—	(19,618)	(305,333)	420	27,219
Derivative liabilities—conversion feature	1,296,940	81,082	(156,665)	—	20,300	1,241,657

Total	1,648,690	81,082	(176,283)	(305,333)	20,720	1,268,876

(*)
On January 23, 2020, 18,916,548 shares of Series C preferred shares were issued upon the exercise of the Series B-3 Anti-Dilution Warrant, so as to the fair value of such Series B-3 Anti-Dilution Warrant reduced to zero accordingly.

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

20. Convertible Redeemable Preferred Shares and Warrants (Continued)

        The Company's convertible redeemable preferred shares activities for the three months ended March 31, 2019 and 2020 are summarized below:

	Series Pre-A		Series A-1		Series A-2		Series A-3		Series B-1		Series B-2		Series B-3		Series C		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of January 1, 2019	50,000,000	175,847	129,409,092	907,658	126,771,562	1,099,816	65,498,640	676,458	115,209,526	1,621,561	48,656,111	717,699	—	—	—	—	535,544,931	5,199,039

Proceeds from Series B-2 Preferred Shares	—	—	—	—	—	—	—	—	—	—	7,148,662	101,200	—	—	—	—	7,148,662	101,200
Issuance of preferred shares-Series B3	—	—	—	—	—	—	—	—	—	—	—	—	100,307,315	1,285,015	—	—	100,307,315	1,285,015
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	15,878	—	19,086	—	11,789	—	28,562	—	14,693	—	32,370	—	—	—	122,378

Balances as of March 31, 2019	50,000,000	175,847	129,409,092	923,536	126,771,562	1,118,902	65,498,640	688,247	115,209,526	1,650,123	55,804,773	833,592	100,307,315	1,317,385	—	—	643,000,908	6,707,632

Balances as of January 1, 2020	50,000,000	434,886	129,409,092	980,949	126,771,562	1,074,959	65,498,640	619,770	115,209,526	1,347,607	55,804,773	710,303	119,950,686	1,551,080	248,281,987	3,536,108	910,926,266	10,255,662

Exercise of Series B-3 Anti-Dilution Warrant	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18,916,548	305,333	18,916,548	305,333
Bifurcation of conversion feature	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(81,082)	—	(81,082)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	14,788	—	27,811	—	20,630	—	60,587	—	28,709	—	35,169	—	78,671	—	266,365
Effect of exchange rate changes on preferred shares	—	(6,811)	—	(15,574)	—	(17,233)	—	(10,003)	—	(21,973)	—	(11,535)	—	(24,794)	—	(1,823)	—	(109,746)

Balances as of March 31, 2020	50,000,000	428,075	129,409,092	980,163	126,771,562	1,085,537	65,498,640	630,397	115,209,526	1,386,221	55,804,773	727,477	119,950,686	1,561,455	267,198,535	3,837,207	929,842,814	10,636,532

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

21. Loss Per Share

        Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the three months ended March 31, 2019 and 2020 as follows:

	For the Three Months Ended March 31,
	2019	2020
Numerator:
Net loss from continuing operations attributable to ordinary shareholders of Li Auto Inc.	(475,230)	(248,105)

Net (loss)/profit from discontinued operations attributable to ordinary shareholders of Li Auto Inc.	(5,509)	14,373

Net loss attributable to ordinary shareholders of Li Auto Inc.	(480,739)	(233,732)

Denominator:
Weighted average ordinary shares outstanding—basic and diluted	255,000,000	255,000,000

Basic and diluted net loss per share from continuing operations attributable to ordinary shareholders of Li Auto Inc.	(1.86)	(0.97)

Basic and diluted net (loss)/profit per share from discontinued operations attributable to ordinary shareholders of Li Auto Inc.	(0.02)	0.06

Basic and diluted net loss per share attributable to ordinary shareholders of Li Auto Inc.	(1.88)	(0.91)

        For the three months ended March 31, 2019 and 2020, the Company had ordinary equivalent shares, including preferred shares, options granted and convertible debts. As the Group incurred loss for the three months ended March 31, 2019 and 2020, these ordinary equivalent shares were anti-dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted-average numbers of preferred shares, options granted and convertible debts excluded from the calculation of diluted loss per share of the Company were 641,269,866, 26,108,122 and 56,728,243 for the three months ended March 31, 2019, and 925,061,708, 33,636,643 and 45,778,620 for the three months ended March 31, 2020, respectively.

22. Share-based Compensation

        In July 2019, the Group adopted the 2019 Share Incentive Plan (the "2019 Plan"), which allows the Company to grant options of the Group to its employees, directors and consultants. The 2019 Plan allows the Company to grant share options units up to a maximum of 100,000,000 Shares, subject to further amendment.

        The Group began to grant share options to employees from 2015. In conjunction with the Company's Reorganization in July 2019, the Group transferred share options from Beijing CHJ to the

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

22. Share-based Compensation (Continued)

Company according to the 2019 Plan. The share options of the Group under the 2019 Plan have a contractual term of ten years from the grant date. The options granted have both service and performance condition. The options are generally scheduled to be vested over five years, one-fifth of the awards shall be vested upon the end of the calendar year in which the awards were granted. Meanwhile, the options granted are only exercisable upon the occurrence of an initial public offering by the Group.

        As of March 31, 2019 and 2020, the Group had not recognized any share-based compensation expenses for options granted, because the Group considers it is not probable that the performance conditions will be satisfied until the event occurs. As a result, the share-based compensation expenses for these options that are only exercisable upon the occurrence of the Group's initial public offering will be recognized using the graded-vesting method upon the consummation of the initial public offering.

        The following table summarizes activities of the Company's share options under the 2019 Plan for the three months ended March 31, 2019 and 2020:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		USD	In Years	USD
Outstanding as of January 1, 2019	51,640,000	0.10	7.57	41,312
Granted	1,680,000
Forfeited	—

Outstanding as of March 31, 2019	53,320,000	0.10	7.40	51,720

Outstanding as of January 1, 2020	54,760,000	0.10	6.73	73,926

Granted	842,000
Forfeited	(850,000)

Outstanding as of March 31, 2020	54,752,000	0.10	6.51	68,440

        The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

        The weighted-average grant date fair value for options granted under the Company's 2019 Plans for the three months ended March 31, 2019 and 2020 was USD0.81 and USD1.36, respectively, computed using the binomial option pricing model.

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

22. Share-based Compensation (Continued)

        The fair value of each option granted under the Company's 2019 Plans for the three months ended March 31, 2019 and 2020 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	March 31,	March 31,
	2019	2020
Exercise price (USD)	0.10	0.10
Fair value of the ordinary shares on the date of option grant (USD)	0.90	1.45
Risk-free interest rate	3.17%	1.92%
Expected term (in years)	10.00	10.00
Expected dividend yield	0%	0%
Expected volatility	48%	45%

        Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

        As of March 31, 2019 and 2020, there were USD21,472, and USD23,930 of unrecognized compensation expenses related to the stock options granted with a performance condition of an IPO, out of which, unrecognized compensation expenses of USD14,965 and USD18,752 are expected to be recognized when the performance target of an IPO is achieved.

23. Taxation

(a)
Value added tax

        The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles and spare parts in the PRC.

(b)
Income taxes

        Current and deferred income tax expense for the three months ended March 31, 2019 and 2020 was nil.

24. Fair value measurement

Assets and liabilities measured at fair value on a recurring basis

        Assets and liabilities measured at fair value on a recurring basis include: short-term investments, investment in equity securities with readily determinable fair value, and warrants and derivative liabilities.

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24. Fair value measurement (Continued)

        The following table sets the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2019 and March 31, 2020.

		Fair value measurement at reporting date using
	Fair value as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Short-term investments	1,814,108	—	1,814,108	—
Equity securities with readily determinable fair value	90,724	90,724	—	—

Total assets	1,904,832	90,724	1,814,108	—

Liabilities
Warrant liabilities	351,750	—	—	351,750
Derivative liabilities	1,296,940	—	—	1,296,940

Total liabilities	1,648,690	—	—	1,648,690

		Fair value measurement at reporting date using
	Fair value as of March 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Short-term investments	2,027,183	—	2,027,183	—
Equity securities with readily determinable fair value	56,291	56,291	—	—

Total assets	2,083,474	56,291	2,027,183	—

Liabilities
Warrant liabilities	27,219	—	—	27,219
Derivative liabilities	1,241,657	—	—	1,241,657

Total liabilities	1,268,876	—	—	1,268,876

        Valuation Techniques

        Short-term investments: Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Fair value is estimated based on quoted prices of similar financial products provided by the banks at the end of each period (Level 2). The gains/(losses) are recognized in "investment income, net" in the unaudited condensed consolidated statements of comprehensive loss.

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24. Fair value measurement (Continued)

        Equity securities with readily determinable fair value: Equity security with readily determinable fair values are marketable equity security which is publicly traded stocks measured at fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The gains/(losses) are recognized in "investment income, net" in the unaudited condensed consolidated statements of comprehensive loss.

        Warrants and derivative liabilities: as the Group's warrants and derivative liabilities are not traded in an active market with readily observable quoted prices, the Group uses significant unobservable inputs (Level 3) to measure the fair value of these warrants and derivative liabilities at inception and at each subsequent balance sheet date.

        Significant factors, assumptions and methodologies used in determining the fair value of these warrants and derivative liabilities, include applying the discounted cash flow approach, and such approach involves certain significant estimates which are as follows:

        Discount rates

Date	Discount rate
January 7, 2019	31%
March 31, 2019	31%
June 30, 2019	30%
July 2, 2019	30%
September 30, 2019	29%
December 31, 2019	29%
March 31, 2020	30%

        The discount rates listed out in the table above were based on the cost of equity, which was calculated using the capital asset pricing model, or CAPM, the most commonly adopted method for estimating the required rate of return for equity. Under CAPM, the cost of equity was determined by considering a number of factors including risk-free rate, systematic risk, equity market premium, size of our company and our ability to achieve forecasted projections.

        Comparable companies

        In deriving the cost of equity as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they design, develop, manufacture and sell new energy vehicles and (ii) their shares are publicly traded in Hong Kong or the United States.

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24. Fair value measurement (Continued)

        The following summarizes the rollforward of the beginning and ending balance of the Level 3 warrants and derivative liabilities:

Total
RMB
Fair value of Level 3 warrants and derivative liabilities as of December 31, 2019	1,648,690
Issuance	81,082
Unrealized fair value change gain	(176,283)
Exercise	(305,333)
Translation to reporting currency	20,720

Fair value of Level 3 warrants and derivative liabilities as of March 31, 2020	1,268,876

        Unrealized fair value change losses are recorded "Changes in fair value of warrants and derivative liabilities" in the unaudited condensed consolidated statements of comprehensive losses.

  Assets measured at fair value on a nonrecurring basis

        Assets measured at fair value on a non-recurring basis include: investments in equity securities without readily determinable fair value, equity method investments, long-lived assets held for use and assets held for sale. For investments in equity securities without readily determinable fair value, no measurement event occurred during the periods presented. Impairment charges of nil were recognized for the three months ended March 31, 2019 and 2020, respectively. For equity method investments, no impairment loss is recognized for all years presented. The Group recorded no impairment loss of property, plant and equipment for the three months ended March 31, 2019 and 2020, respectively.

  Assets and liabilities not measured at fair value but fair value disclosure is required

        Financial assets and liabilities not measured at fair value include cash equivalent, time deposits, restricted cash, trade receivable, amounts due from related parties, prepayments and other current assets, short-term borrowings, trade and notes payable, amounts due to related parties, accruals and other current liabilities, other non-current assets, other non-current liabilities, long-term debt and convertible debts.

        The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The Group classifies the valuation techniques that use the inputs as Level 2 for short-term borrowing as the rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market.

        Trade receivable, amounts due from related parties, prepayments and other current assets, trade and notes payable, amounts due to related parties and accruals and other current liabilities are measured at amortized cost, their fair values approximate their carrying values given their short maturities.

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24. Fair value measurement (Continued)

        Long-term debt and convertible debts are measured at amortized cost. Their fair value was estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The fair value of these long-term debt obligations approximate their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks and represent a level 2 measurement.

25. Commitments and Contingencies

(a)   Capital commitments

        The Group's capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the unaudited condensed consolidated financial statements as of March 31, 2020 were as follows:

	Total	Less than One year	1-3 Years	3-5 Years	Over 5 Years
Capital commitments	191,105	185,791	5,314	—	—

(b)   Operating lease commitment

        The Group had outstanding commitment on non-cancelable operating lease agreement which is expected to commence in 2020. Operating lease commitment contracted but not yet reflected in the unaudited condensed consolidated financial statements as of March 31, 2020 were as follows:

	Total	Less than One year	1-3 Years	3-5 Years	Over 5 Years
Operating lease commitment	1,320,543	49,556	138,513	149,947	982,527

(c)   Purchase obligations

        The Group's purchase obligations primarily relate to commitments on purchase of raw material. Total purchase obligations contracted but not yet reflected in the unaudited condensed consolidated financial statements as of March 31, 2020 were as follows:

	Total	Less than One year	1-3 Years	3-5 Years	Over 5 Years
Purchase obligations	1,452,746	1,452,746	—	—	—

  Legal proceedings

        The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

25. Commitments and Contingencies (Continued)

        Chongqing Zhizao is subject to ongoing legal proceedings arising from disputes of contracts entered into prior to the Company's acquisition of Chongqing Zhizao in December 2018. Most of these legal proceedings are still at preliminary stages, and the Company is unable to predict the outcome of these cases, or reasonably estimate a range of the possible loss, if any, given the current status of the proceedings. Other than the unpaid contract amount that the Company assumed from Lifan Acquisition and included as the Retained Assets and Liabilities, the Company did not record any accrual for expected loss payments with respect to these cases as of December 26, 2019. In addition to the indemnification of the Retained Assets and Liabilities the Company obtained from Lifan Passenger Vehicle, Lifan Industry also agreed in the Lifan Acquisition Agreement that, it will indemnify any damages and losses arising from disputes of contracts entered into by Chongqing Zhizao prior to the Company's acquisition of Chongqing Zhizao, including but not limited to above legal proceedings.

        On December 26, 2019, the Group disposed 100% equity interest of Chongqing Zhizao (Note 5), and the ongoing legal proceedings of Chongqing Zhizao were transferred out.

        Other than the above legal proceedings, the Group does not have any material litigation, and has not recorded any material liabilities in this regard as of December 31, 2019 and March 31, 2020.

26. Related Party Balances and Transactions

        The principal related party with which the Group had transactions during the years presented is as follows:

Name of Entity or Individual	Relationship with the Company
Beijing Yihang Intelligent Technology Co., Ltd. ("Beijing Yihang")	Affiliate
Neolix Technologies Co., Ltd. ("Neolix Technologies")	Affiliate
Airx (Beijing) Technology Co., Ltd. ("Airx")	Affiliate

        The Group entered into the following significant related party transactions:

	For the Three Months Ended March 31,
	2019	2020
Purchase materials from Beijing Yihang	—	8,521
Purchase equipment and installation service from Airx	1,994	—

        The Group had the following significant related party balances:

	As of December 31, 2019	As of March 31, 2020
Due from Neolix Technologies	1,510	678

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

26. Related Party Balances and Transactions (Continued)

	As of December 31, 2019	As of March 31, 2020
Due to Beijing Yihang	9,243	9,619
Due to Airx	521	521

Total	9,764	10,140

27. Unaudited Pro-forma Balance Sheet and Net Loss per Share for Conversion of the Preferred Shares

        Upon the completion of a QIPO, the Warrants shall terminate and the Series Pre-A, A-1, A-2, A-3, B-1, B-2, B-3 and C Preferred Shares shall automatically be converted into ordinary shares. The unaudited pro-forma balance sheet as of March 31, 2020 assumes a qualified initial public offering has occurred and presents an adjusted financial position as if the termination of Warrants and the conversion of all outstanding Series Pre-A, A-1, A-2, A-3, B-1, B-2, B-3 and C Preferred Shares into ordinary shares at the conversion ratio of one for one as described in Note 20 to the unaudited condensed consolidated financial statements occurred on March 31, 2020.

        The unaudited pro-forma net loss per share for the three months ended March 31, 2020 after giving effect to termination of Warrants and the conversion of the Preferred Shares into ordinary shares

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Unaudited Pro-forma Balance Sheet and Net Loss per Share for Conversion of the Preferred Shares (Continued)

as of the beginning of the period or the original date of issuance, if later, at the conversion ratio of one-for-one is as follows:

For the Three Months Ended March 31,
2020
Pro forma basic net loss per ordinary share calculation:
Numerator:
Net loss attributable to the Company's ordinary shareholders	(233,732)
Pro-forma effect of conversion of the Series Pre-A convertible redeemable preferred shares	(6,811)
Pro-forma effect of conversion of the Series A-1 convertible redeemable preferred shares	(786)
Pro-forma effect of conversion of the Series A-2 convertible redeemable preferred shares	10,578
Pro-forma effect of conversion of the Series A-3 convertible redeemable preferred shares	10,627
Pro-forma effect of conversion of the Series B-1 convertible redeemable preferred shares	38,614
Pro-forma effect of conversion of the Series B-2 convertible redeemable preferred shares	17,174
Pro-forma effect of conversion of the Series B-3 convertible redeemable preferred shares	10,375
Pro-forma effect of conversion of the Series C convertible redeemable preferred shares	76,848
Pro-forma effect of termination of warrants	(19,618)
Pro-forma effect of extinguishment of derivative liabilities due to preferred shares conversion	(156,665)

Pro-forma net loss attributable to the Company's ordinary shareholders—Basic and diluted	(253,396)

Denominator:
Weighted-average ordinary shares outstanding for calculation of pro-forma basic and diluted net loss per ordinary share	255,000,000
Pro-forma effect of conversion of the Series Pre-A convertible redeemable preferred shares	50,000,000
Pro-forma effect of conversion of the Series A-1 convertible redeemable preferred shares	129,409,092
Pro-forma effect of conversion of the Series A-2 convertible redeemable preferred shares	126,771,562
Pro-forma effect of conversion of the Series A-3 convertible redeemable preferred shares	65,498,640
Pro-forma effect of conversion of the Series B-1 convertible redeemable preferred shares	115,209,526
Pro-forma effect of conversion of the Series B-2 convertible redeemable preferred shares	55,804,773
Pro-forma effect of conversion of the Series B-3 convertible redeemable preferred shares	119,950,686
Pro-forma effect of conversion of the Series C convertible redeemable preferred shares	262,417,429

Denominator for pro-forma basic and diluted net loss per ordinary share calculation	1,180,061,708

Pro-forma basic and diluted net loss per ordinary share attributable to the Company's Ordinary shareholders	(0.21)

        The effects of all outstanding share options with a performance condition of an IPO and the related share-based compensation expenses were excluded from the computation of diluted pro-forma net loss per share for the three months ended March 31, 2020.

28. Subsequent Events

Updates on the impact of the COVID-19 in the subsequent periods

        Following temporary closure in February 2020 caused by the COVID-19 outbreak, the majority of the Group's stores and delivery centers were reopened at reduced operating hours and have started to make deliveries to the customers, and the Group and its suppliers have resumed production in a disciplined and thoughtful manner since March 2020. Currently, the Group's manufacturing plants

LI AUTO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

28. Subsequent Events (Continued)

gradually increased its production capacity in accordance with delivery plan of customers' orders, and the Group has not experienced significant supply chain constraints nor significant increases in supply costs as a result of the pandemic. The Company has launched certain sales initiatives to promote its sales, however there is uncertainty when the customer demand will be normalized and recovered. The consolidated results of operations for the first half of 2020 will be adversely affected by the COVID-19 outbreak. Given the uncertainty in the rapidly changing market and economic conditions related to the COVID-19 pandemic globally, the Company will continue to evaluate the nature and extent of the impact to our financial condition and liquidity.

Changes in government subsidies to support new energy passenger vehicles ("NEVs")

        In April 2020, the PRC Ministry of Finance and other national regulatory authorities issued a circular to extend the original end date of subsidies for NEV purchasers to the end of 2022 and reduce the amount of subsidies in 10% increments each year commencing from 2020. However, only NEVs with a manufacturer suggested retail price ("MSRP") of RMB300 or less before subsidies are eligible for such subsidies starting from July 2020, which may adversely affect the Company's profitability as the MSRP of Li ONE is higher than the threshold.

        The Group has performed an evaluation of subsequent events through May 8, 2020, the date on which the unaudited condensed consolidated financial statements were available to be issued, with no other material events or transactions identified that should have been recorded or disclosed in the unaudited condensed consolidated financial statements.